Filed Pursuant to Rule 424(b)(4)

Registration No. 333-116819

LG.Philips LCD Co., Ltd.

24,960,000 Shares of Common Stock

in the form of American Depositary Shares

We are offering 24,960,000 shares of common stock in the form of American depositary shares, or ADSs. Each ADS represents one-half of one share of common stock. The ADSs will be evidenced by certificates called American depositary receipts.

This offering of ADSs is part of a global offering of an aggregate of 33,600,000 shares of common stock by us, including a public offering of 8,640,000 shares of common stock by us in Korea. Prior to this offering, there has been no public market for the common stock or the ADSs. The ADSs have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “LPL.” We have applied to list the common stock on the Korea Stock Exchange under the code “034220.”

Investing in our common stock and ADSs involves risks. See “ Risk Factors” beginning on page 14.

	Price to Public		Underwriting Discounts and Commissions		Proceeds to Us
Per ADS	US$	15.00	US$	0.45	US$	14.55
Total	US$	748,800,000	US$	22,464,000	US$	726,336,000

We have granted the underwriters the right to purchase up to an additional 3,744,000 shares of common stock in the form of ADSs to cover over-allotments in this offering.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about July 22, 2004. The ADSs are expected to commence trading on the New York Stock Exchange on July 22, 2004. You may not be able to sell or otherwise deal in these securities prior to the commencement of trading.

LG Investment & Securities	Morgan Stanley	UBS Investment Bank

The date of this prospectus is July 15, 2004.

In this prospectus, the terms “we,” “us” and “our” refer to LG.Philips LCD Co., Ltd. and its subsidiaries unless the context otherwise requires. Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option.

All references to “Won” or “(Won)” in this prospectus are to the currency of the Republic of Korea, all references to “U.S. dollars” or “US$” are to the currency of the United States, all references to “yen” or “¥” are to the currency of Japan and all references to “RMB” or “Renminbi” are to the currency of the People’s Republic of China. Unless otherwise indicated, all references to our common stock have been adjusted to give effect to the 2-for-1 stock split which became effective on May 25, 2004. As a result of the stock split, the par value of our common stock decreased from (Won)10,000 per share to (Won)5,000 per share. Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

For your convenience, this prospectus contains translations of Won amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on March 31, 2004, which was (Won)1,146.7 = US$1.00. On July 14, 2004, the noon buying rate was (Won)1,152.6 = US$1.00.

i

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell shares of common stock and ADSs and seeking offers to buy shares of common stock and ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of the common stock or ADSs. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find Additional Information.”

Until August 9, 2004 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The ADSs may not be offered or sold, directly or indirectly, in Korea or to any resident of Korea, except as permitted by applicable Korean laws and regulations.

ii

PROSPECTUS SUMMARY

The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock or ADSs discussed under “Risk Factors” and our consolidated financial statements and notes to those financial statements included in this prospectus.

Overview

We are the world’s largest merchant supplier, meaning supplier to third parties, of large-size thin film transistor liquid crystal display (TFT-LCD) panels. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld consumer electronics products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

In 2003, we sold a total of 20.9 million large-size TFT-LCD panels, defined as panels that are 10.0 inches or larger. According to DisplaySearch, one of the leading independent industry research firms, we had a global market share for large-size display panels of approximately 22% based on sales revenue in 2003.

We were formed in September 1999 as a 50-50 joint venture between LG Electronics Inc. and Koninklijke Philips Electronics N.V., or Philips Electronics. We currently operate five fabrication facilities, or fabs, called P1, P2, P3, P4 and P5, located in Gumi, Korea, and two assembly facilities located in Gumi, Korea and Nanjing, China. We are currently constructing our first sixth-generation fabrication facility, P6, also in Gumi, Korea. In addition, in March 2004, we broke ground on a new TFT-LCD industrial complex to be developed in Paju, Korea, where we plan to build our seventh fabrication facility, or P7. To date, we have begun preliminary construction work on P7.

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of notebook computers, desktop monitors and televisions. In 2003, for example, our display panels were included in products sold by Dell Computer Corporation, Hewlett-Packard Company, International Business Machines, Apple Computer Inc., Toshiba, NEC-Mitsubishi Electric Visual Systems Corporation (NMV), LG Electronics and Philips Electronics, among others. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award in 2002, 2003 and 2004.

Our sales were (Won)2,338.2 billion in 2001, (Won)3,566.7 billion in 2002 and (Won)6,098.4 billion (US$5,318.2 million) in 2003. For the three-month period ended March 31, 2004, our sales were (Won)2,188.0 billion (US$1,908.1 million) compared to (Won)985.0 billion in the corresponding period in 2003. Sales include panels manufactured for end-brand customers that are typically shipped and invoiced to their designated system integrators. We recorded net loss of (Won)295.3 billion in 2001 and net income of (Won)348.1 billion in 2002 and (Won)1,006.5 billion (US$877.7 million) in 2003. For the three-month period ended March 31, 2004, we recorded net income of (Won)639.7 billion (US$557.8 million)

compared to net loss of (Won)31.4 billion in the corresponding period in 2003.

Recent Developments

Our sales increased by 79.7% from (Won)1,297.1 billion in the three-month period ended June 30, 2003 to (Won)2,330.5 billion (US$2,032.3 million) in the corresponding period in 2004, primarily due to significant increases in unit sales. During this period, we also recorded an increase in the average selling price of our large-size panels primarily due to an increase in the average selling price of our panels for desktop monitors, partially offset by a decrease in the average selling price of our panels for televisions.

Our operating income increased more than five-fold from (Won)133.6 billion in the three-month period ended June 30, 2003 to (Won)773.3 billion (US$674.4 million) in the corresponding period in 2004 as a combined result of our sales increase and our ongoing cost reduction efforts.

Primarily as a result of the cumulative effect of the reasons explained above, our net income increased by 316.0% from (Won)170.8 billion in the three-month period ended June 30, 2003 to (Won)710.6 billion (US$619.7 million) in the corresponding period in 2004.

Our sales, operating income and net income for the three-month period ended June 30, 2004 increased by 6.5%, 9.3% and 11.1%, respectively, from the three-month period ended March 31, 2004 when we reported sales of (Won)2,188.0 billion (US$1,908.1 million), operating income of (Won)707.6 billion (US$617.0 million) and net income of (Won)639.7 billion (US$557.8 million).

Strategy

We believe that the most attractive market for TFT-LCD products today is desktop monitors and that it is rapidly transitioning to televisions. We believe that the TFT-LCD market will continue to expand as consumers are drawn to replace conventional cathode ray tube (CRT)-based display products with TFT-LCD products due to their superior performance features. We believe that the market for TFT-LCD products will also expand in scope as new applications for this technology continue to be designed and developed.

We aim to maintain and build upon our current position as one of the world’s leading suppliers of TFT-LCD products by strengthening our collaborative customer relationships, focusing on high-end display products, including high-definition television panels, and continuing to enhance our manufacturing productivity. We believe that our technology leadership enables us to make timely investments in advanced manufacturing facilities and process technology improvements, which in turn positions us to deliver a broad and advanced product portfolio in high volumes and in a cost competitive manner to our customers.

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the world’s leading manufacturers of computer products, such as Dell, Hewlett-Packard, IBM, Apple and NMV, as well as leading consumer electronics producers, such as Toshiba, LG Electronics and Philips Electronics. These customers represent a large portion of the global demand for TFT-LCD products, and they value our product and design innovations as well as our ability to provide a reliable and high- quality supply of a wide range of TFT-LCD products in high volumes.

We seek to collaborate with our end-brand customers in the design and development stages of their new products. Examples include the 17.1-inch wide-format display panel we designed for Apple’s iMAC™, the 23-inch wide format television panel we designed for Hitachi and the 30.0-inch wide-format television panel we designed for LG Electronics and Philips Electronics. The close interactions with our end-brand customers allow us to gain insights into their product development strategies and market trends, and enable us to anticipate customer needs and tailor our research, development and manufacturing activities to take advantage of emerging market opportunities. Our strong customer relationships also mean that we enjoy relatively stable demand from these high-volume customers.

Make timely investments in advanced and flexible manufacturing facilities

Our strategy is to accurately time our investments in next-generation manufacturing facilities that enable us to support a wide range of products. As a result of our investment strategy, our production facilities are among the most advanced in the industry, and our portfolio of five fabs can produce a wide variety of products at high volumes to provide critical scale and flexibility in production.

In the past, our timely investment strategy has allowed us to establish a leading position in emerging product categories with high growth potential, such as the desktop monitor and television categories. We have benefited from the higher margins available early in the life cycles of such products. The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better monitors continues to grow, we have shifted production in our P3 facility from 15.0-inch desktop monitor panels to 20.1-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins.

The advanced nature and scale of our facilities is a key driver of our cost competitiveness. We believe it also enables us to better meet the volume, product variety and turnaround time requirements of our customers.

Leverage technology leadership to deliver high-performance products and enhance manufacturing productivity

We plan to continue focusing on our product and manufacturing technology in order to maintain our position as an industry leader in delivering a broad and advanced product portfolio in high volumes and in a cost competitive manner.

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching (S-IPS) technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in larger-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop-fill technology allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. Our technology capabilities have also enabled us to enhance process efficiencies, thereby increasing our effective capacity. For example, we have been able to increase the number of 15.0-inch panels we manufacture in P4 from 12 per glass substrate to 15, with no change to substrate size. Our ability to ramp-up P4 and P5 in a short time span with minimal technical difficulties is also an example of our process technology leadership.

Focus on large and wide desktop monitor and television products while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead emerging large-size product categories that offer higher growth potential and higher margins and help shape industry standards in product features such as size and resolution.

Our focus on desktop monitors established us as the largest merchant supplier in this category in 2002 and 2003 in terms of units sold, based on data from DisplaySearch. The desktop monitor market is currently transitioning from 15.0-inch to larger panel sizes such as 17.0-inch, 18.0-inch and 19.0-inch, and we believe we are well positioned to capitalize on this opportunity with our full product line-up. In addition, we plan to maintain our leadership position in the premium 20.1-inch and above desktop monitor category, where we were the first-to-market with products such as 20.1-inch UXGA, 22.0-inch WSXGA and 23.0-inch WUXGA.

Currently the television market is experiencing strong growth. We began shipping television products in 2001 with 15.0-inch panels and have since broadened our product portfolio with the addition of 20.1-inch conventional format as well as 17.1-inch, 23.0-inch, 26.0-inch, 30.0-inch and 42.0-inch wide format panels. We were the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2002 and 2003, based on data from DisplaySearch, and we continue to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42.0-inch wide-format, 52.0-inch wide-format and 55.0-inch wide-format high-definition television panels.

We believe that our product range across the notebook, desktop monitor and television markets is one of the broadest in the industry and that it enables us to strengthen our relationships with our end-brand customers.

Continually reduce costs

We focus on continually lowering our cost structure through:

•	Component cost reductions – we leverage our scale and leading industry position to obtain lower prices for components. In addition, our strategy is to facilitate the development of a domestic vendor base, which typically offers lower component prices compared to overseas suppliers. Our strategic decision to fabricate our own color filters, one of the higher-cost components, has been an important driver of our cost competitiveness;

•	Larger, more advanced manufacturing base – we plan to build successive generations of fabrication facilities that provide us with overhead cost advantages and increase our economies of scale. Each new fab generation requires less capital per square meter of glass capacity, which reduces depreciation cost per panel. In addition, newer, larger facilities produce higher volume of products, enabling us to benefit from economies of scale;

•	High glass conversion efficiency – we have been able to reduce our costs of production by maximizing glass conversion efficiency, a function of production yield and panel design, allowing us to convert a high proportion of our input glass area into saleable display area. This results in part from our high yield rates due to superior process control. We are also able to optimize production allocation across our multiple fabs to maximize glass conversion ratio; and

•	Process innovation – our process technology innovations, such as one-drop-fill technology and mask reduction initiatives, have consistently enabled us to improve the throughput of our fabs with minimal capital investment, also resulting in lower costs per panel.

Corporate Information

Our principal executive offices are located at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number at that address is +82-2-3777-0790.

THE GLOBAL OFFERING

Global offering

33,600,000 shares of our common stock by us, including our common stock represented by American depositary shares, or ADSs, consisting of the international offering (which includes an offering in the U.S.) and the Korean public offering. The closing of each of the international offering and the Korean public offering is conditioned upon the other.

International offering	24,960,000 shares of our common stock in the form of ADSs, offered by us outside Korea, including in the United States and Canada (without exercise of any over-allotment option).

Korean public offering	8,640,000 shares of our common stock offered by us to the public in Korea.

American depositary shares

Each ADS represents one-half of one share of our common stock. The ADSs are evidenced by American depositary receipts, or ADRs. To understand the terms of the related ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” That section summarizes the deposit agreement under which the ADSs are issued. You should also read the deposit agreement among Citibank, N.A., as depositary, all holders and beneficial owners of the ADRs and us. The deposit agreement is filed as an exhibit to the registration statement on Form F-6. See “Where You Can Find Additional Information.”

Common stock	Our common stock, par value (Won)5,000 per share. See “Description of Capital Stock.”

Over-allotment option	We have granted the underwriters the right to purchase up to an additional 3,744,000 shares of common stock, in the form of ADSs, to cover over-allotments in the international offering.

Gap between pricing and trading of ADSs and common stock

The shares of our common stock offered in the Korean public offering will not commence trading on the Korea Stock Exchange until all conditions contained in the Korean underwriting agreement have been satisfied and the Korea Stock Exchange grants listing of and dealing in our common stock, which is expected to be July 23, 2004. The ADSs offered in the international offering will not commence trading on the New York Stock Exchange until July 22, 2004. Accordingly, trading on the Korea Stock Exchange will commence one business day after the commencement of trading on the New York Stock Exchange.

You may not be able to sell or otherwise deal in our common stock or ADSs prior to the commencement of their trading on the Korea Stock Exchange or the New York Stock Exchange, respectively.

In addition, you will not be able to withdraw our common stock represented by your ADSs prior to the commencement of trading of our common stock on the Korea Stock Exchange.

Price per ADS in the international offering	The initial public offering price per ADS is US$15.00. The initial public offering price for ADSs under the international offering is payable in U.S. dollars.
Price per common stock in the Korean offering

The initial public offering price per common stock in the Korean public offering is (Won)34,500, which is effectively equivalent to the initial public offering price per ADS in the international offering, as adjusted for the ratio of one-half of one share of common stock per ADS and translated at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on July 14, 2004.

Timing of the global offering	The following is the timetable of various events in the global offering:

Pricing of common stock and ADSs	July 15, 2004, New York time

Korean retail subscription begins	July 19, 2004, Seoul time

Korean retail subscription ends	July 20, 2004, Seoul time

Trading of ADSs commences on the New York Stock Exchange	July 22, 2004, New York time

Trading of common stock commences on the Korea Stock Exchange	July 23, 2004, Seoul time

Use of proceeds

We expect to receive net proceeds from the sale of common stock and ADSs in the global offering (without exercise of the over-allotment option) of approximately US$975 million at the initial offering price of US$15.00 per ADS, after payment of all underwriting discounts and commissions and the expenses of this offering payable by us.

We intend to use the net proceeds from the global offering to fund the capital expenditures associated with the construction and equipping of P7. We plan to fund the remainder of our expenditures for P7 using cash from operating activities.

Listings	Our ADSs have been approved for listing on the New York Stock Exchange, subject to official notice of issuance. We have applied to list our common stock on the Korea Stock Exchange.

New York Stock Exchange symbol for ADSs	LPL

Proposed Korea Stock Exchange stock code for common stock	034220

Settlement for ADSs

The ADSs offered in the international offering will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company in New York, New York. In general, beneficial interests in the ADSs will be shown on, and transfers of these beneficial interests will be effected only through, records maintained by The Depository Trust Company and its direct and indirect participants.

The ADSs sold in the international offering are expected to be delivered against payment therefor on or about July 22, 2004, which is the fifth business day following the date hereof.

CUSIP Number for ADSs	50186V102

Settlement for common stock in the Korean public offering

Our common stock offered in the Korean public offering will be deposited with, and registered in the name of, the Korea Securities Depository in Seoul, Korea. Beneficial interests in our common stock will be represented through custodians of the investors acting as participants in the Korea Securities Depository. Transfers of these beneficial interests will be effected through records maintained by the Korea Securities Depository and its participants.

For the shares of common stock sold in the Korean offering, the payment is expected to be made on or about July 19, 2004 and July 20, 2004, the retail subscription dates, and the shares of common stock are expected to be delivered on or about July 23, 2004, which will be the initial trading date on the Korea Stock Exchange.

Lock-ups

Each of us and the two shareholders has agreed that, without the prior written consent of the representatives on behalf of the underwriters for the international offering, it will not (and will not announce its intention to), during the period of 180 days (one year in the case of the two shareholders) after the date of the underwriting agreement for the international offering, issue (in the case of us), offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our capital stock or other securities, other than issuance of stock options to purchase up to one million shares of common stock that are granted to our management or board of directors, after prior consultation with the representatives on behalf of the underwriters, on or after the 61st day after the date of the underwriting agreement described in further detail in “Underwriting.” In addition, the two shareholders have agreed with each other to a one-year lock-up period from the date when both our common stock and ADSs are listed on the Korea Stock Exchange and the New York Stock Exchange, respectively, for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfers to its affiliates).

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The summary consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The balance sheet data as of March 31, 2004 and the statement of income data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The balance sheet data as of December 31, 2002 and 2003 and the statement of income data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes included in this prospectus. The balance sheet data as of December 31, 2000 and 2001 and the statement of income data for the year ended December 31, 2000 have been derived from our audited consolidated financial statements and related notes, and the balance sheet and statement of income data as of and for the year ended December 31, 1999 have been derived from our unaudited consolidated financial statements and related notes, which are not included in this prospectus. These audited and unaudited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States, or U.S. GAAP.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Year Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003(9)	2003		2004		2004(9)
	(unaudited)	(in billions of Won, except for per share data)				(in millions of US$, except for per share data)	(unaudited)
							(in billions of Won, except for per share data)				(in millions of US$, except for per share data)
Statement of Income Data:
Sales	(Won) 2,390	(Won) 2,362	(Won) 2,338	(Won) 3,567	(Won) 6,098	US$ 5,318	(Won)	985	(Won)	2,188	US$ 1,908
Cost of Sales	1,397	1,583	2,493	3,139	4,741	4,135		889		1,412	1,231
Gross profit (loss)	993	779	(155)	428	1,357	1,183		96		776	677
Selling, general and administrative expenses	88	102	111	129	235	205		40		68	60
Operating income (loss)	905	677	(266)	299	1,122	978		56		708	617
Other income (expense)	(160)	(126)	(96)	67	(61)	(53)		(91)		(17)	(15)
Income (loss) before income taxes	745	551	(362)	366	1,061	925		(35)		691	602
Provision (benefit) for income taxes	23	8	(67)	18	54	47		(4)		51	44
Net income (loss)	722	543	(295)	348	1,007	878		(31)		640	558
Net income (loss) per share(1)	3,723	1,873	(1,018)	1,200	3,471	3.03		(108)		2,206	1.92
Diluted net income (loss) per share	3,723	1,873	(1,018)	1,200	3,471	3.03		(108)		2,206	1.92
Dividends declared per share(2)	—	1,455	617	—	—	—		—		—	—
Number of shares as adjusted to reflect changes in capital (in millions)	194	290	290	290	290	290		290		290	290

	As of December 31,						As of March 31,
	1999	2000	2001	2002	2003	2003(9)	2004	2004(9)
	(unaudited)	(in billions of Won)				(in millions of US$)	(unaudited)
							(in billions of Won)	(in millions of US$)
Balance Sheet Data:
Total current assets:	(Won) 1,074	(Won) 728	(Won) 725	(Won) 1,079	(Won) 2,146	US$ 1,872	(Won) 2,361	US$ 2,059
Accounts receivable, net	298	282	384	540	1,160	1,012	1,255	1,094
Inventories	154	355	252	398	336	293	377	329
Property, plant and equipment, net	1,882	2,560	2,927	3,259	3,974	3,466	4,613	4,023
Total assets	3,091	3,412	3,889	4,573	6,343	5,532	7,159	6,243
Short-term borrowings	259	215	313	274	159	139	110	96
Long-term debt, including current portion	701	833	1,354	1,427	1,785	1,557	1,820	1,587
Long-term obligation under capital lease, including current portion	84	46	10	—	—	—	—	—
Trade accounts and notes payable	92	116	165	251	404	352	402	351
Other accounts payable(3)	98	235	555	780	1,023	892	1,208	1,053
Total liabilities	1,346	1,545	2,496	2,833	3,592	3,133	3,748	3,269
Capital stock	1,450	1,450	1,450	1,450	1,450	1,265	1,450	1,265
Total stockholders’ equity	1,745	1,867	1,393	1,740	2,751	2,399	3,411	2,974

	Year Ended December 31,											Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003(9)	2003		2004	2004(9)
	(unaudited)		(in billions of Won, except for percentages)								(in millions of US$, except for percentages)	(unaudited)
												(in billions of Won, except for percentages)			(in millions of US$, except for percentages)
Other Financial Data:
Gross margin(4)		41.5%		33.0%		(6.6)%		12.0%		22.3%	22.3%		9.7%	35.5%	35.5%
Operating margin(5)		37.9%		28.7%		(11.4)%		8.4%		18.4%	18.4%		5.7%	32.3%	32.3%
Net margin(6)		30.2%		23.0%		(12.6)%		9.8%		16.5%	16.5%		(3.2)%	29.2%	29.2%
EBITDA(7)	(Won)	1,233	(Won)	1,071	(Won)	391	(Won)	1,382	(Won)	2,106	US$1,837	(Won)	173	(Won) 977	US$ 852
Capital expenditures		433		956		782		1,117		1,438	1,254		275	745	650
Depreciation and amortization(8)		368		482		680		958		966	842		192	273	238
Net cash provided by operating activities		767		835		473		1,053		1,672	1,458		42	759	662
Net cash used in investing activities		(474)		(941)		(804)		(1,126)		(1,453)	(1,267)		(276)	(730)	(637)
Net cash provided by (used in) financing activities		136		(414)		352		90		215	188		264	10	9

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period, as adjusted to give effect to the 2-for-1 stock split of our common stock which became effective on May 25, 2004. Net income (loss) per share is equal to income (loss) from continuing operations.
(2)	Dividends declared per share are calculated by dividing total dividends by the average number of shares outstanding during the period, as adjusted to give effect to the 2-for-1 stock split of our common stock which became effective on May 25, 2004.
(3)	Other accounts payable primarily consist of accounts payable relating to the purchase of fixed assets.
(4)	Gross margin represents gross profit (loss) divided by sales.
(5)	Operating margin represents operating income (loss) divided by sales.
(6)	Net margin represents net income (loss) divided by sales.
(7)	EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,						Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003(9)	2003	2004	2004(9)
	(unaudited)	(in billions of Won)				(in millions of US$)		(unaudited)
							(in billions of Won)		(in millions of US$)
Net income (loss)	(Won) 722	(Won) 543	(Won) (295)	(Won) 348	(Won) 1,007	US$ 878	(Won) (31)	(Won) 640	US$ 558
Interest expenses	146	64	78	62	84	73	17	17	15
Interest income	(26)	(26)	(5)	(4)	(6)	(5)	(1)	(4)	(3)
Provision (benefit) for income taxes	23	8	(67)	18	55	48	(4)	51	45
Depreciation of property, plant and equipment	362	480	675	949	957	835	190	270	235
Amortization of intangible assets	6	2	3	5	5	4	1	2	1
Amortization of debt issuance costs	—	—	2	4	4	4	1	1	1

EBITDA	1,233	1,071	391	1,382	2,106	1,837	173	977	852

(8)	Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets and amortization of debt issuance cost.
(9)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,146.7 to US$1.00, the noon buying rate in effect on March 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Operating Data:
Number of panels sold by product category:
Notebook computers	3,847	4,719	7,395	1,543	2,032
Desktop monitors	3,568	5,821	11,930	2,170	3,571
Televisions	36	318	1,351	141	552
Other applications(1)	286	421	6,270	183	2,983

Total	7,736	11,280	26,946	4,037	9,138

	Year Ended December 31,								Three Months Ended March 31,
	2001		2002		2003		2003(2)		2003		2004		2004(2)
	(in billions of Won)						(in millions of US$)		(in billions of Won)				(in millions of US$)
Revenue by category:
Notebook computers	(Won)	1,004	(Won)	1,287	(Won)	1,739	US$	1,517	(Won)	316	(Won)	567	US$	495
Desktop monitors		1,211		2,027		3,517		3,067		577		1,234		1,076
Televisions		10		136		686		598		74		308		268
Other applications(1)		113		117		156		136		18		79		69

Total		2,338		3,567		6,098		5,318		985		2,188		1,908

(1)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,146.7 to US$1.00, the noon buying rate in effect on March 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The occurrence of any of the following events could have a detrimental effect on us. In particular, as we are a non-U.S. company, there are risks associated with investing in our ADSs that are not typical of investments in shares of U.S. companies. If these events occur, the trading price of our common stock and the ADSs could decline, and you may lose all or part of your investment. Additional risks not outlined below or not currently known to us or that we now deem immaterial may also adversely affect us and affect your investment.

Risks Relating to Our Industry

We operate in a highly competitive environment and we may not be able to sustain our current market position.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan and Japan. Our main competitors in the industry include Samsung Electronics, AU Optronics, Chi Mei Optoelectronics, Chunghwa Picture Tubes, HannStar, Quanta Display, Sharp and Hitachi. Some of our competitors may currently, or at some point in the future, have greater financial, sales and marketing, manufacturing, research and development or technological resources than we do. In addition, our competitors may be able to manufacture panels on a larger scale or with greater cost efficiencies than we do and we anticipate increases in production capacity in the near future by other TFT-LCD manufacturers. Any price erosion resulting from strong global competition or additional industry capacity is likely to adversely affect our financial condition and results of operations.

Our ability to compete successfully also depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our industry is subject to cyclical fluctuations, including recurring periods of capacity increases, that may adversely affect our operating results.

TFT-LCD manufacturers are vulnerable to cyclical market conditions. Intense competition and demand growth expectations may result in panel manufacturers investing in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities. During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases. For example, the overall average selling price of our display panels, including small panel applications, decreased by 42.4% from 2000 to 2001, increased by 4.6% from 2001 to 2002, and then decreased by 28.4% from 2002 to 2003. The overall average selling price of our display panels, including small panel applications, decreased by 1.9% from the three-month period ended March 31, 2003 to the corresponding period in 2004.

Our gross margins have also fluctuated from period to period, from (6.6)% in 2001 to 12.0% in 2002 and 22.2% in 2003. Our gross margin was 9.7% in the three-month period ended March 31, 2003 and 35.5% in the corresponding period in 2004. Principal factors affecting our gross margins include our ability to maintain or increase unit sales volume and market share, minimize the impact of fluctuations in prices and the supply and demand for principal components and raw materials, reduce unit manufacturing costs and introduce new products with higher margins in a timely manner. We anticipate continued capacity expansion in the TFT-LCD industry due to scheduled ramp up of new fabrication facilities, and any large increases in capacity that this may create may drive down the average selling prices of our panels and may affect our gross margins. Any decline in prices may be further compounded by a seasonal weakening in demand growth for personal computer products and consumer electronics products. We cannot assure you that any future downturns resulting from any large increases in capacity or other factors affecting the industry would not have a material adverse effect on our business, financial condition and results of operations.

We may experience declines in the average selling prices of our display panels irrespective of cyclical fluctuations in the industry.

The average selling prices of our display panels have declined in general and are expected to continually decline with time irrespective of industry-wide fluctuations as a result of, among other factors, technology advances and cost reductions. Although we may be able to take advantage of the higher selling prices typically associated with new products and technologies, we cannot provide assurance that we can maintain these prices in the face of market competition. If we are unable to effectively anticipate and counter the price erosion that accompanies our products, or if we are unable to reduce our manufacturing costs, our profit margins will be negatively affected.

Our operating results fluctuate from period to period, so you should not rely on period-to-period comparisons to predict our future performance.

The TFT-LCD industry is affected by market conditions that are often outside the control of manufacturers. Our results of operations may fluctuate significantly from period to period due to a number of factors, including seasonal variations in consumer demand, capacity ramp up by competitors, industry-wide technological changes, the loss of a key customer and the postponement, rescheduling or cancellation of large orders by a key customer. As a result of these factors and other risks discussed in this section, you should not rely on period-to-period comparisons to predict our future performance.

Risks Relating to Our Company

Our financial condition may be adversely affected if we cannot introduce new products to adapt to rapidly evolving customer needs on a timely basis.

New products are developed in anticipation of future demand. Our success will depend greatly on our ability to respond quickly to emerging customer requirements and to develop new products in anticipation of future demand. Any delay in our development of commercially successful products with reliable quality and advanced features may adversely affect our business.

Success of a new product also depends on other factors such as close cooperation with our customers to gain insights into their product needs and to understand general trends in the market.

When developing new products, we often work with equipment suppliers to design equipment that will make our production processes for such new products more efficient. If we are unable to work together with our customers and equipment suppliers, or to sufficiently understand their respective needs and capabilities, we may not be able to introduce new products in a timely manner, which may have a material adverse effect on our financial situation.

We plan to continue to expand our operations to meet the growing demand for new applications in consumer electronics and other markets. Because these products, such as televisions, mobile phones and personal digital assistants are expected to be marketed to a diverse group of end users with different specifications, functions and prices, we have developed different sales and marketing strategies to promote our panels for these products. We cannot provide assurance that our expansion strategy for these panels will be successful.

We sell our products to a select group of key customers who may no longer rely on us as a strategic supplier of TFT-LCD products, and any significant decrease in their order levels will negatively affect our financial condition and results of operations.

A substantial portion of our sales is attributable to a limited group of end-brand customers and their designated system integrators. Sales attributed to our end-brand customers are for their end-brand products and do not include sales to these customers for their system integration activities for other end-brand products, if any. Our top ten end-brand customers, including our two shareholders, together accounted for 75.1% of our sales in 2001, 83.2% in 2002 and 78.8% in 2003, and 77.8% and 78.4% in the three-month periods ended March 31, 2003 and 2004, respectively. Our top three end-brand customers together accounted for 35.5% of our sales in 2001, 34.8% in 2002 and 41.1% in 2003, and 35.0% and 45.5% in the three-month periods ended March 31, 2003 and 2004, respectively. In 2003, two end-brand customers, Hewlett-Packard and Dell, each contributed to 10% or more of our sales. In the three-month period ended March 31, 2004, three end-brand customers, Hewlett-Packard, Dell and LG Electronics (excluding its purchases made as a system integrator), each contributed to 10% or more of our sales.

We benefit from the strong collaborative relationships we maintain with our end-brand customers by participating in the development of their products and gaining insights about levels of future demand for our products and other industry trends. Customers look to us for a dependable supply of quality products, even during downturns in the industry, and we benefit from the brand recognition of our customers’ end products. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result not only in reduced sales, but also in the loss of these benefits.

We cannot provide assurance that these customers will continue to place orders with us in the future at the same levels as in prior periods, or at all.

Any material deterioration in the financial condition of our key end-brand customers, their system integrators or our affiliated trading company will have an adverse effect on our results of operations.

Our top ten end-brand customers accounted for 75.1% of our sales in 2001, 83.2% in 2002 and 78.8% in 2003, and 77.8% and 78.4% in the three-month periods ended March 31, 2003 and 2004, respectively, on an aggregate basis. Although we negotiate directly with our end-brand customers concerning the terms and conditions of the sales, we typically invoice their designated system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through our affiliated trading company, LG International Corp. Our sales to this affiliated trading company accounted for 10.7%, 27.0% and 10.0% in 2001, 2002 and 2003, respectively, and 22.2% and 4.0% for the three-month periods ended March 31, 2003 and 2004, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, we are exposed to credit risks associated with these entities.

Consolidation among our end-brand customers could cause sales of our products to decline.

Mergers, acquisitions or consolidations involving our end-brand customers can present risks to our business, as management at the new entity may change the way they do business, including their transactions with us, or may decide not to use us as one of their suppliers of TFT-LCD products. In addition, we cannot provide assurance that a combined entity resulting from a merger, acquisition or consolidation will continue to purchase TFT-LCD panels from us at the same level as each entity purchased in the aggregate when they were separate companies.

Our results of operations depend on our ability to keep pace with changes in technology.

Advances in technology typically lead to rapid declines in sales volumes for products made with older technologies and may lead to these products becoming less competitive in the marketplace, or even obsolete. As a result, we will likely be required to make significant expenditures to develop or acquire new process and product technologies. Also, our ability to manufacture our products by utilizing advanced process technologies to increase production yields at low production cost will be critical to our sustained competitiveness. We cannot provide assurance that we will be able to continue to successfully develop new products through our research and development efforts or through obtaining technology licenses, or that we will keep pace with technological changes in the marketplace.

New display technologies being developed by other panel makers, such as thin film transistor light emitting diode (TFT-LED), otherwise known as active matrix OLED, which is a technology that we are also developing, or alternative display technologies, such as plasma display panel (PDP), may gain wider market acceptance than TFT-LCD technology, such as in the television market where larger panel sizes generally command higher prices. If consumers do not purchase products utilizing TFT-LCD panels as we expect, or if TFT-LCD technology itself is rendered obsolete, this would have a material adverse effect on our financial condition and results of operations to the extent we cannot offset such loss in demand for TFT-LCD products by selling products using other display technologies.

Our revenues depend on continuing demand for notebook computers, desktop monitors, televisions and other consumer electronics products with TFT-LCD panels. Our sales may not grow at the rate we expect if consumers do not purchase these products.

Currently, our total sales are derived principally from customers using our products in notebook computers, desktop monitors, televisions and other consumer electronics products with display devices.

In particular, a significant percentage of our sales is derived from end-brand customers, or their designated system integrators, who use our TFT-LCD panels in their desktop monitors, which accounted for 51.8%, 56.8% and 57.7% of our sales of panels for desktop monitors in 2001, 2002 and 2003, respectively, and 58.6% and 56.4% of such sales in the first three months of 2003 and 2004, respectively.

A substantial portion of our sales is also derived from end-brand customers, or their designated system integrators, who use our panels in their notebook computers, which accounted for 42.9%, 36.1% and 28.5% of our sales of panels for notebook computers in 2001, 2002 and 2003, respectively, and 32.1% and 25.9% of such sales in the first three months of 2003 and 2004, respectively. We will continue to be dependent on the personal computer industry for a significant portion of our sales and any downturn in the personal computer industry may result in reduced demand for our products, lower average selling prices and/or reduced margins.

In addition, we anticipate that there will be increasing migration from conventional cathode ray tube, or CRT, televisions to TFT-LCD televisions. We have installed, and we expect to continue to install, capacity in anticipation of increased television demand generated by this trend. However, we cannot provide assurance that this migration to TFT-LCD televisions will take place at the anticipated time, or at all.

We will have significant capital requirements in connection with our business strategy and if capital resources are not available we may not be able to implement our strategy and future plans.

In connection with our strategy to expand the diversity and capacity of our TFT-LCD production, we estimate that we will incur significant expenditures for the expansion of existing production lines, construction of new facilities, such as P6, and strategic investments, such as the development of the Paju industrial complex where we plan to build our seventh fabrication facility, or P7. These capital expenditures will be made well in advance of any additional sales that will be generated from these expenditures. However, in the event of adverse market conditions, or if our actual expenditures far exceed our planned expenditures, our external financing activities combined with our internal sources of liquidity may not be sufficient to effect our current and future operational plans.

The failure to obtain sufficient financing on commercially reasonable terms to complete our expansion plans could delay or derail our ability to pursue our business strategy, which could materially and adversely affect our business and results of operations.

Our manufacturing processes are complex and periodic improvements to increase efficiency can expose us to potential disruptions in operations.

The manufacturing process for TFT-LCD products is highly complex, requiring sophisticated and costly equipment that is periodically modified and updated to improve manufacturing yields, product performance and reduce unit manufacturing costs. These updates expose us to the risk that from time to time production difficulties will arise that could cause delivery delays, reduced output or both. We cannot provide assurance that we will not experience manufacturing problems in achieving acceptable output, product delivery delays or both as a result of, among other factors, construction delays, difficulties in upgrading or modifying existing production lines or ramping up new plants, difficulties in changing manufacturing line technologies or delays in equipment deliveries, any of which could constrain our capacity and adversely affect our results of operations.

We may be unable to successfully execute our expansion strategy or manage and sustain our growth on a timely basis, if at all, and, as a result, our business may be harmed.

We have experienced, and expect to continue to experience, rapid growth in the scope and complexity of our operations. For example, we expanded our capacity by commencing mass production at our third fabrication facility, or P3, in July 2000, our fourth fabrication facility, or P4, in March 2002 and at our fifth fabrication facility, or P5, in May 2003. We also commenced production at a new module assembly facility in Nanjing, China, in May 2003. In addition, we are devoting significant resources to the completion and equipping of our sixth fabrication facility, or P6, and other facilities in Gumi, Korea, and in March 2004, we broke ground on a new TFT-LCD industrial complex to be developed in Paju, Korea. To date, we have begun preliminary construction work on P7. We are also continually expanding capacities at our existing fabrication facilities by upgrading and modifying our production lines.

This sustained growth may strain our managerial, financial, manufacturing and other resources. We may experience manufacturing difficulties in starting new production lines, upgrading existing facilities or ramping up new plants as a result of cost overruns, construction delays or shortages of, or quality problems with, materials, labor or equipment, any of which could result in a loss of future revenues. In addition, failure to keep up with our competitors in future investments in manufacturing capacity would impair our ability to effectively compete within the TFT-LCD industry. Failure to obtain intended economic benefits from expansion projects could adversely affect our business, financial condition and results of operations.

If we cannot maintain high capacity utilization rates, our profitability will be adversely affected.

The production of TFT-LCD panels entails high fixed costs resulting from considerable expenditures for the construction of complex fabrication and assembly facilities and the purchase of costly equipment. We aim to maintain high capacity utilization rates so that we can allocate these fixed costs over a greater number of panels produced and realize higher gross margins. However, we cannot provide assurance that we will be able to sustain our capacity utilization rates in the future.

We depend on a limited number of third party suppliers for key raw materials, components and manufacturing equipment, and any disruption in their supply will negatively affect our business.

Our production operations depend on obtaining adequate supplies of quality raw materials and components on a timely basis. As a result, it is important for us to control our component and raw material costs and reduce the effects of fluctuations in price and availability. In general, we source most of our raw materials as well as key components of TFT-LCD products such as backlight units, driver integrated circuits and polarizers, from two or three suppliers for each key component. In 2000 we experienced temporary shortages in the supply of driver integrated circuits, and shortages of this or any other component or raw material may occur again in the future. For example, anticipated capacity expansion in the TFT-LCD industry may result in certain component shortages. Our results of operations would be adversely affected if we were unable to obtain adequate supplies of high quality raw materials or components in a timely manner or make alternative arrangements for such supplies, or if there were significant increases in the costs of raw materials or components that we could not pass on to our customers.

In addition, we have purchased, and expect to purchase, a substantial portion of our equipment from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors. The unavailability of equipment, delays in the delivery of equipment, or the delivery of equipment that does not meet our specifications, could delay implementation of our expansion plans and impair our ability to meet customer orders. This could result in a loss of revenues and cause financial stress on our operations.

Purchase orders from our customers, which are placed generally one month in advance of delivery, vary in volume from period to period, and we operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our major customers and their designated system integrators provide us with three- to six-month rolling forecasts of their product requirements. However, firm orders are not placed until one month before delivery when negotiations on purchase prices are also finalized. Firm orders may be less than anticipated based on these three- to six-month forecasts. Due to the cyclicality of the TFT-LCD industry, purchase order levels from our customers have varied from period to period. Although we typically operate with a two- to four-week inventory, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for shortfalls in sales. Our inability to respond quickly to changes in overall demand for TFT-LCD products as well as changes in product mix and specifications may result in lost revenues, which would adversely affect our results of operations.

We may experience losses on inventories.

Frequent new product introductions in the computer industry can result in a decline in the average selling prices of our TFT-LCD panels and the obsolescence of our existing TFT-LCD panel inventory. This can result in a decrease in the stated value of our TFT-LCD panel inventory, which we value at the lower of cost or market value.

We manage our inventory based on our customers’ and our own forecasts. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers one month after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management.

We need to observe certain financial and other covenants under the terms of our debt instruments, the failure to comply with which would put us in default under those instruments.

We have issued floating rate notes and debentures which contain financial and other covenants with which we are required to comply on an annual and semi-annual basis. The financial covenants include debt-to-equity ratios, debt-coverage ratios, interest-coverage ratios and total debt limits. The documentation for such debt also contains negative pledges as well as cross-default and cross-acceleration clauses, which give related creditors the right to accelerate the amounts due under such debt if an event of default or acceleration has occurred with respect to our existing or future indebtedness, or if any material part of our indebtedness or indebtedness of our subsidiaries is capable of being declared payable before the stated maturity date. In addition, such covenants restrict our ability to raise future debt financing.

If we breach our financial or other covenants, our financial condition will be adversely affected to the extent we are not able to cure such breaches or repay the relevant debt.

Our results of operations are subject to exchange rate fluctuations.

Our sales, purchases of raw materials and expenditures on capital equipment are denominated mainly in U.S. dollars, Japanese yen and Korean Won. In the three-month period ended March 31, 2004, 88.8% of our sales were denominated in U.S. dollars, 2.4% in Japanese yen and 3.5% in Korean Won. During the same period, 24.8% of our purchases of raw materials were denominated in U.S. dollars, 47.8% in Japanese yen and 27.5% in Korean Won. In addition, 2.6%, 24.8% and 71.2% of our equipment purchases, which represented almost all of our total capital expenditures in the three-month period ended March 31, 2004, were denominated in U.S. dollars, Japanese yen and Korean Won, respectively.

Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, affect our gross profit and pre-tax income. In general, an appreciation in the Korean Won against the U.S. dollar has a net negative impact on such results, although it causes a foreign currency translation gain on our long-term currency forward contracts. Although the impact of exchange rate fluctuations has in the past been partially mitigated by the natural offset of our foreign currency receivables with our payables and our use of foreign exchange forward contracts, we cannot provide assurance that these offsets and hedges will reduce the overall impact of any exchange rate fluctuations in the future.

We will lose a portion of the income tax exemption currently available to us under the foreign direct investment laws of Korea upon the completion of this offering.

Philips Electronics’ investment in us upon the formation of the joint venture was characterized as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Accordingly, we are entitled to an exemption from income taxes pursuant to the Special Tax Treatment Control Law of Korea in an amount proportional to the percentage of foreign direct equity investment in us for the first seven years following the registration of such investment, which for us was in August 1999, and at one-half of that percentage for the subsequent three years. In 2003, we received a tax benefit of (Won)153.6 billion, or 14.5% of income before income taxes, as a result of Philips Electronics’ 50% ownership in us. We will lose 0.29% of the tax exemption benefit for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate and qualifying business exemption ratio applicable to us are the same as those in 2003. Losses of portions of this tax exemption could negatively affect our results of operations.

Our business relies on patent rights and our patent rights may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will also depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, because we currently monitor patent applications filed only by other parties in Korea, Japan and the United States, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

On August 29, 2002, we filed a complaint in the United States District Court for the Central District of California against Chunghwa Picture Tubes and certain of their customers. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We are seeking, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. These several claims were subsequently consolidated into one lawsuit. We had an entry of default made against Chunghwa Picture Tubes on October 28, 2002, and it has filed a motion for relief from the default entry. Currently the matter is in the discovery stage. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central District of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

Our rapid introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights.

Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, the rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. If our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although patent and other intellectual property disputes in our industry have often been settled through licensing or similar arrangements, such defense could require us to incur substantial expense and to divert significant resources of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

We rely on technology provided by third parties and our business will suffer if we are unable to renew our licensing arrangements with them.

From time to time, we have obtained licenses for patent, copyright, trademark and other intellectual property rights to process and device technologies used in the production of our display panels. We have entered into key licensing arrangements with third parties, for which we have made, and continue to make, periodic license fee payments. In addition, we also have cross-license agreements with certain other third parties. These agreements terminate upon the expiration of the respective terms of the patents.

If we are unable to renew our technology licensing arrangements on acceptable terms, we may lose the legal protection to use certain of the processes we employ to manufacture our products and be prohibited from using those processes, which may prevent us from manufacturing and selling certain of our products, including our key products. In addition, we could be at a disadvantage if our competitors obtain licenses for protected technologies on more favorable terms than we do.

In the future, we may also need to obtain additional patent licenses for new or existing technologies. We cannot provide assurance that these license agreements can be obtained or renewed on acceptable terms or at all, and if not, our business and operating results could be adversely affected.

We rely upon trade secrets and other unpatented proprietary know-how to maintain our competitive position in the TFT-LCD industry and any loss of our rights to, or unauthorized disclosure of, our trade secrets or other unpatented proprietary know-how could negatively affect our business.

We also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation in our business. We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship is our exclusive property. We cannot assure the enforceability of these types of agreements, or that they will not be breached. We also cannot be certain that we will have adequate remedies for any breach. The disclosure of our trade secrets or other know-how as a result of such a breach could adversely affect our business. Disputes may arise concerning the ownership of intellectual property or the applicability or enforceability of our confidentiality agreements, and there can be no assurance that any such disputes would be resolved in our favor. Further, others may acquire or independently develop similar technology, or if patents are not issued with respect to products arising from research, we may not be able to maintain information pertinent to such research as proprietary technology or trade secrets and that could have an adverse effect on our competitive position within the TFT-LCD industry.

We rely on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

Our success depends to a significant extent upon the continued service of our research and development and engineering personnel, and on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. In particular, our focus on leading the market in introducing new products and advanced manufacturing processes has meant that we must aggressively recruit engineers with expertise in cutting-edge technologies.

In addition, as a joint venture between LG Electronics and Philips Electronics, we have in the past relied on our affiliation with LG Electronics and Philips Electronics to recruit and retain important research and development personnel. We can offer no assurance that we will be able to realize these advantages if our affiliation with LG Electronics and Philips Electronics is significantly reduced after this offering.

We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, or at all. We also employ highly skilled line operators at our various production facilities.

The loss of the services of any of our key research and development and engineering personnel, senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, would have a material adverse effect on our operations.

We are a joint venture and our two shareholders, LG Electronics and Philips Electronics, who currently own all of our voting stock, may continue to influence corporate decisions after the completion of this offering.

We were formed as a strategic joint venture between LG Electronics and Philips Electronics, who currently each own 50% of our common stock. Immediately following this offering, we estimate that LG Electronics and Philips Electronics will each own approximately 44.8% of our outstanding common stock assuming no exercise of the over-allotment option. As a result, they will together retain control of all matters submitted to our shareholders for approval, including electing certain of the directors, amending our articles of incorporation and approving changes of control that may impact you as a minority shareholder. The directors elected by these shareholders will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness.

In addition, we engage in a variety of related party transactions with our two shareholders and their respective affiliates:

•	Sales to LG International – sales to subsidiaries of LG International on an aggregate basis amounted to 10.7%, 27.0% and 10.0% of our sales in 2001, 2002 and 2003, respectively, and 22.2% and 4.0% in the three-month periods ended March 31, 2003 and 2004, respectively.

•	Sales to LG Electronics – sales to LG Electronics on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to 15.7%, 19.4% and 25.1% of our sales in 2001, 2002 and 2003, respectively, and 27.7% and 21.4% in the three-month periods ended March 31, 2003 and 2004, respectively.

•	Purchases from LG International – purchases of equipment and components from subsidiaries of LG International amounted to 9.4%, 22.3% and 17.5% of our total equipment and component purchases in 2001, 2002 and 2003, respectively, and 27.8% and 18.6% in the three-month periods ended March 31, 2003 and 2004, respectively.

•	Other purchases from LG affiliates – purchases of materials, components and services from affiliated LG companies amounted to 17.7%, 16.5% and 28.4% of our total purchases of materials, components and services in 2001, 2002 and 2003, and 18.8% and 23.8% in the three-month periods ended March 31, 2003 and 2004, respectively.

•	Sales to Philips Electronics and its affiliates – sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to 5.7%, 3.9% and 9.9% of our sales in 2001, 2002 and 2003, and 4.5% and 14.4% in the three-month periods ended March 31, 2003 and 2004, respectively.

•	Purchases from Philips Electronics – purchases of driver integrated circuits from Philips Electronics’ semiconductor division amounted to 0.2%, 0.8% and 0.8% of our total purchases of materials, components and services in 2001, 2002 and 2003, respectively, and 0.9% and 0.5% in the three-month periods ended March 31, 2003 and 2004, respectively.

Our articles of incorporation were recently amended to provide for a board of directors consisting of between five and nine directors, more than half of whom must be outside directors. We intend to appoint the first two of our outside directors on or around July 19, 2004, subject to shareholder approval. Under the terms of a shareholders’ agreement entered into between LG Electronics and

Philips Electronics in July 2004, we will have a nine-member board of directors and our two principal shareholders will each select two outside directors and will jointly select one outside director in order to form our initial board of directors. The right to nominate the remaining four non-outside directors of our board will depend on the respective ownership interest in us of each of LG Electronics and Philips Electronics. The two shareholders have also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the director candidates selected by the other party as well as the candidate jointly selected by the two shareholders. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics will also be able to nominate our chief executive officer and chief financial officer, respectively, who as our two joint representative directors, must act in concert in order for their actions to bind us. See “Principal Shareholders—Shareholders’ Agreement” for a description of the composition of our board and “Management” for a description of the joint representative director system under Korean law. As a result, persons with ties to LG Electronics and Philips Electronics may account for as many as four directors on our board and, after the offering, will continue to exert substantial influence over the operation of our business.

The interests of LG Electronics and Philips Electronics, and the directors and officers nominated by them, may differ from or conflict with those of us or our other shareholders.

When exercising their rights as our shareholders, either alone or in concert, LG Electronics and Philips Electronics may take into account not only our interests but also their interests and the interests of their affiliates or other joint venture companies in competing display businesses. For example, LG Electronics and Philips Electronics merged their respective cathode ray tube businesses into a joint venture company named LG.Philips Displays in 2001. The interests of LG.Philips Displays and other display businesses of LG Electronics and Philips Electronics may at times conflict with ours since the growth of our business depends, in part, on successful competition with other display technologies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by other display businesses of LG Electronics and Philips Electronics.

Various other conflicts of interest between our two shareholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, incurrence of indebtedness, financial commitments, sales and marketing functions, indemnity arrangements, service arrangements and the exercise by LG Electronics and Philips Electronics of control over our management and affairs. Our board is currently composed of directors and officers who have been appointed by our two shareholders and certain of our directors continue to hold positions at LG Electronics or Philips Electronics. Under the terms of a shareholders’ agreement entered into between LG Electronics and Philips Electronics in July 2004, LG Electronics and Philips Electronics will each select two outside directors and will jointly select one outside director in order to form our first board of directors after this offering. We intend to appoint the first two of our outside directors on or around July 19, 2004, subject to shareholder approval. The right to nominate the remaining four non-outside directors of our board will depend on the respective ownership interest in us of each of LG Electronics and Philips Electronics. See “Principal Shareholders—Shareholders’ Agreement.” Individuals who are officers or directors for us and either LG Electronics or Philips Electronics have a duty of care to us when acting in their capacities as our officers or directors and a duty of care to LG Electronics or Philips Electronics when acting as their officers or directors. We will establish an audit committee consisting entirely of outside directors no later than the first annual general meeting of shareholders to be held after this offering, which must be within three months of the end of the fiscal year. One of our audit committee’s primary responsibilities will be to review our system of controls and policies, including those covering conflicts of interest and business ethics. Until our audit committee is formed, our board of directors will appoint a committee of disinterested directors on an ad hoc basis to resolve any potential conflicts of interest that may arise.

Labor unrest may disrupt our operations.

As of March 31, 2004, approximately 57.9% of our total employees, including those of our subsidiaries, were union members, and production employees account for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. If our relationship with our employees deteriorates and there is labor unrest resulting in a work stoppage or strike, our production facilities will not be able to continue operations and this will have a material adverse effect on our financial condition and results of operations.

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted.

Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated water and other industrial waste at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards.

Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, new environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

Risks Relating to this Offering

There has been no prior market for our common stock or our ADSs and the market price of our common stock or ADSs may decrease after this offering.

Before this offering, there was no public market for our common stock or our ADSs. While we have applied to list our common stock on the Korea Stock Exchange and our ADSs have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, we cannot provide assurance that an active public market for our common stock or our ADSs will develop or be sustained. The initial public offering price of our common stock and our ADSs will be determined through negotiations between us and the underwriters, and it may not necessarily be indicative of the market price after this offering is complete. The prices at which our common stock and our ADSs will trade after this offering will be determined by the marketplace and may be influenced by many factors including:

•	our financial results;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues and cost structures;

•	the present state of our development;

•	the valuation of publicly traded companies that are engaged in business activities similar to ours; and

•	any volatility in the securities markets of Korea or the United States.

You may be unable to resell your shares at or above the initial public offering price and, as a result, you may lose all or part of your investment.

There will be a gap of five business days between pricing and trading of our ADSs and a gap of six business days between pricing and trading of our common stock and, as a result, you will not be able to sell or otherwise deal in our ADSs or common stock during those periods.

Holders of our common stock and holders of our ADSs are subject to the risk that the trading prices of our common stock and ADSs could fall during the period before trading of our common stock and ADSs begins. The initial price to the public of our common stock and ADSs sold in the global offering was determined on the date of this prospectus. However, the shares of our common stock offered in the Korean offering will not commence trading on the Korea Stock Exchange until all conditions contained in the Korean underwriting agreement have been satisfied, which is expected to be six business days from the date of pricing. The ADSs offered in the international offering will not commence trading on the New York Stock Exchange until five business days from the date of pricing. Accordingly, trading on the Korea Stock Exchange will commence one business day after the commencement of trading on the New York Stock Exchange. You will not be able to sell or otherwise deal in our common stock or ADSs prior to the commencement of their trading on the Korea Stock Exchange or the New York Stock Exchange. In addition, you will not be able to withdraw our common stock represented by your ADSs prior to the commencement of trading of our common stock on the Korea Stock Exchange.

Accordingly, holders of our common stock and holders of our ADSs are subject to the risk that the trading prices of our common stock and ADSs could fall before trading begins as a result of adverse market conditions or other adverse developments that could occur between the time of sale and the time trading begins.

Future sales of shares of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our common stock or our ADSs.

Each of us and the two shareholders has agreed that, without the prior written consent of the representatives on behalf of the underwriters for the international offering, it will not (and will not announce its intention to), during the period of 180 days (one year in the case of the two shareholders) after the date of the underwriting agreement for the international offering, issue (in the case of us), offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our capital stock or other securities, other than issuance of stock options to purchase up to one million shares of common stock that are granted to our management or board of directors, after prior consultation with the representatives on behalf of the underwriters, on or after the 61st day after the date of the underwriting agreement described in further detail in “Underwriting.” In addition, the two shareholders have agreed with each other to a one-year lock-up period from the date when both our common stock and ADSs are listed on the Korea Stock Exchange and the New York Stock Exchange, respectively, for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfers to its affiliates).

With respect to the Korean public offering, Korea Stock Exchange listing rules prohibit the largest shareholder of a company intending to list on the Korea Stock Exchange from selling any of its shares of the company for a period of six months from the date of listing. Pursuant to such requirement, LG Electronics and Philips Electronics submitted a written commitment on May 4, 2004, stating that they shall keep in custody their shares with the Korea Securities Depository for six months from the listing date and such shares shall not be withdrawn or transferred unless the Korea Stock Exchange deems it necessary.

If our current shareholders, LG Electronics and Philips Electronics, sell substantial amounts of our common stock in the public market following the expiration of the aforementioned lock-up periods, or if there is a perception that these sales may occur, the market price of our common stock could decline.

If there is significant volatility in the prices of our common stock and our ADSs following this offering, you may lose all or part of your investment, and securities class-action litigation may be brought against us.

Following this offering, the price at which our common stock will trade may be volatile. The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company’s securities, securities class-action litigation has sometimes been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management’s attention and resources from our core business.

Our public shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation.

Our corporate affairs are governed by our articles of incorporation and by the laws governing Korean corporations. The rights and responsibilities of our shareholders and members of our board of directors under Korean law may be different from those that apply to shareholders and directors of a U.S. corporation. For example, minority shareholder rights afforded under Korean law often require the minority shareholder to meet minimum shareholding requirements in order to exercise certain rights. In the case of public companies, a shareholder must own, individually or collectively with other shareholders, at least 0.01% of our common stock for at least six months in order to file a derivative suit on behalf of us. While the facts and circumstances of each case will differ, the duty of care required of a director under Korean law may not be the same as the fiduciary duty of a director of a U.S. corporation. Holders of our common stock or our ADSs may have more difficulty protecting their interests against actions of our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. corporation.

You may be limited in your ability to deposit or withdraw the common stock underlying the ADSs, which may adversely affect the value of your investment.

Under the terms of our deposit agreement, holders of common stock may deposit such common stock with the depositary’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender

ADSs to the depositary and receive common stock. However, to the extent that a deposit of common stock exceeds the difference between:

•	the aggregate number of common shares we have consented to allow to be deposited for the issuance of ADSs (including deposits in connection with offerings of ADSs and stock dividends or other distributions relating to ADSs); and

•	the number of shares of common stock on deposit with the custodian for the benefit of the depositary at the time of such proposed deposit,

such common stock will not be accepted for deposit unless (1) our consent with respect to such deposit has been obtained or (2) such consent is no longer required under Korean laws and regulations.

Under the terms of the deposit agreement, no consent is required if the shares of common stock are obtained through a dividend, free distribution, rights offering or reclassification of such stock. We have consented, under the terms of the deposit agreement, to any deposit to the extent that, after the deposit, the number of deposited shares of common stock does not exceed 80% of an aggregate of 33,600,000 shares of common stock (including shares of common stock sold in the form of ADSs) to be sold in the global offering, or any greater number of shares of common stock we determine from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that if any over-allotment is made in the global offering or in the case of any subsequent offer by us or our affiliates, the 80% limit on the number of shares of common stock on deposit shall not apply to such over-allotment or offer and the number of shares of common stock issued, delivered or sold pursuant to the over-allotment or offer (including shares of common stock in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities. We might not consent to the deposit of any additional common stock. As a result, if a holder surrenders ADSs and withdraws common stock, it may not be able to deposit the common stock again to obtain ADSs.

Holders of ADSs will not have preemptive rights in some circumstances.

The Korean Commercial Code of 1962, as amended, and our articles of incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares of our common stock in proportion to their existing shareholding ratio whenever new shares are issued, except under certain circumstances as provided in our articles of incorporation. Accordingly, if we issue new shares to non-shareholders based on such exception, a holder of our ADSs may experience dilution in its holdings. Furthermore, if we offer any right to subscribe for additional shares of our common stock or any rights of any other nature to existing shareholders subject to their preemptive rights, the depositary, after consultation with us, may make the rights available to holders of our ADSs or use reasonable efforts to dispose of the rights on behalf of such holders and make the net proceeds available to such holders. The depositary, however, is not required to make available to holders any rights to purchase any additional shares of our common stock unless it deems that doing so is lawful and feasible and;

•	a registration statement filed by us under the U.S. Securities Act of 1933, as amended, is in effect with respect to those shares; or

•	the offering and sale of those shares is exempt from or is not subject to the registration requirements of the Securities Act.

We are under no obligation to file any registration statement with the U.S. Securities and Exchange Commission or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, a holder of our ADSs may be unable to participate in our rights offerings and may experience dilution in its holdings. If a registration statement is required for a holder of our ADSs to exercise preemptive rights but is not filed by us or is not declared effective, the holder will not be able to exercise its preemptive rights for additional ADSs and it will suffer dilution of its equity interest in us. If the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or feasible, it will allow the rights to lapse, in which case the holder will receive no value for these rights.

Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying shares of common stock and become our direct shareholders.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares under Korean law. A holder of ADSs will not be able to exercise dissenter’s rights unless such holder has withdrawn the underlying common stock and become our direct shareholder.

Dividend payments and the amount you may realize upon a sale of our common stock or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Korean Won.

Cash dividends, if any, in respect of the shares represented by our ADSs will be paid to the depositary in Korean Won and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Korean Won and the U.S. dollar will affect, among other things, the amounts a holder will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder would receive upon sale in Korea of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our common stock.

Risks Relating to Korea

If economic conditions in Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are incorporated in Korea, and substantially all of our operations and assets are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea. From early 1997 until 1999, Korea experienced a significant financial and economic downturn, from which it is widely believed the country has now recovered to a large extent.

The economic indicators in 2001, 2002 and 2003 have shown mixed signs of recovery and uncertainty, and future recovery or growth of the economy is subject to many factors beyond our control. Events related to the terrorist attacks in the United States that took place on September 11, 2001, recent developments in the Middle East, including the war in Iraq, higher oil prices, the general weakness of the global economy and the outbreak of severe acute respiratory syndrome, or SARS, in Asia and other parts of the world have increased the uncertainty of global economic prospects in general and may continue to adversely affect the Korean economy for some time. Any future deterioration of the Korean and global economy could adversely affect our financial condition and results of operations.

Developments that could hurt Korea’s economy in the future include:

•	financial problems relating to chaebols (Korean conglomerates), or their suppliers, and their potential adverse impact on the Korean economy, including as a result of recent investigations relating to unlawful political contributions by chaebols;

•	failure or lack of progress in restructuring of chaebols, the financial industry, including credit card companies, and other large troubled companies;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues at certain chaebols;

•	a slowdown in consumer spending and the overall economy;

•	adverse changes or volatility in foreign currency reserve levels, commodity prices (including an increase in oil prices), exchange rates (including depreciation of the U.S. dollar or Japanese yen), interest rates and stock markets;

•	deterioration of economic or market conditions in other emerging markets;

•	adverse developments in the economies of countries that are important export markets for Korea, such as the United States, Japan and China, or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy;

•	the continued emergence of China, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China);

•	social and labor unrest;

•	a decrease in tax revenues and a substantial increase in the Korean government’s expenditures for unemployment compensation and other social programs that, together, would lead to an increased government budget deficit;

•	geo-political uncertainty and risk of further attacks by terrorist groups around the world;

•	the recurrence of SARS in Asia and other parts of the world;

•	deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including such deterioration resulting from trade disputes or disagreements in foreign policy;

•	political uncertainty or increasing strife among or within political parties in Korea;

•	hostilities involving oil producing countries in the Middle East and any material disruption in the supply of oil or increase in the price of oil resulting from those hostilities; and

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea and/or the United States.

Escalations in tensions with North Korea could have an adverse effect on us and the market value of our common stock and ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. In December 2002, North Korea removed the seals and surveillance equipment from its Yongbyon nuclear power plant and evicted inspectors from the United Nations International Atomic Energy Agency. In January 2003, North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty. In February 2003, Moody’s Investor Services changed its outlook on the long-term ratings of Korea to negative from positive, citing heightened security concerns stemming from North Korea’s nuclear weapons program and increased uncertainty regarding North Korea’s actions and possible responses from the international community.

In August 2003, representatives of Korea, the United States, North Korea, China, Japan and Russia held multi-lateral talks in an effort to resolve issues relating to North Korea’s nuclear weapons program. While the talks concluded without resolution, participants in the August meeting indicated that further negotiations may take place in the future and, in February and June 2004, six-party talks resumed in Beijing, China. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could have a material adverse effect on our operations and the market value of our common stock and ADSs.

Financial instability in other countries, particularly emerging market countries in Asia, could adversely impact the Korean economy and our business and cause the price of our securities to go down.

The Korean market and the Korean economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in recent years has adversely affected the Korean economy. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including Korea.

A loss of investor confidence in the financial systems of emerging and other markets may cause increased volatility in Korean financial markets. We cannot be certain that financial events of the type that occurred in emerging markets in Asia in 1997 and 1998 will not happen again or will not have an adverse effect on the market value of our common stock or ADSs.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus. Our forward-looking statements contain information regarding, among other things, our financial condition, future plans and business strategy. Words such as “contemplate,” “seek to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. These forward-looking statements reflect management’s present expectations and projections about future events and are not a guarantee of future performance. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the cyclical nature of our industry;

•	our dependence on introducing new products on a timely basis;

•	our dependence on growth in the demand for our products;

•	our ability to compete effectively;

•	our ability to successfully expand our capacity;

•	our dependence on key personnel;

•	general economic and political conditions, including those related to the TFT-LCD industry;

•	possible disruptions in commercial activities caused by events such as natural disasters, terrorist activity and armed conflict;

•	fluctuations in foreign currency exchange rates; and

•	those other risks identified in the “Risk Factors” section of this prospectus.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events discussed in the forward-looking statements in this prospectus might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

UNAUTHORIZED STATEMENTS IN PRESS ARTICLE

On June 11, 2004, UBS Securities Limited, Seoul Branch, or “UBS Securities”, an affiliate of UBS AG, one of the lead underwriters, in accordance with customary practice, distributed a research report about us outside the United States to non-U.S. persons. We have not, and we have been informed that neither UBS Securities nor the lead underwriters (LG Investment & Securities Co., Ltd., Morgan Stanley & Co. Incorporated and UBS AG), distributed this research report into the United States or to any U.S. person (within the meaning of Regulation S under the Securities Act of 1933). We have not, and we have been informed that none of the lead underwriters have, taken any part in the distribution of this research report. In order to ensure that the research report was not distributed into the United States or to any U.S. person, UBS Securities has informed us that it took stringent precautions, consistent with market practice, internal policies and procedures and applicable law. In addition, by a cover letter, UBS Securities explicitly labeled its research report as “confidential” and directed the recipients of its research report not to distribute it to the press or to any other third party or into the United States or to any U.S. person.

Notwithstanding these precautions, an international financial news agency obtained a copy of the research report and published in an article certain of the information contained in the research report, which was for limited distribution only outside the United States. The use of information contained in this research report by the news agency was unauthorized, and occurred despite the stringent precautions that we have been informed were taken by UBS Securities. We have not, and we have been informed that none of the lead underwriters, any other underwriters or any of our or their respective affiliates (other than UBS Securities) have, participated in the preparation of the information about us attributed to UBS Securities in the article. The information about us prepared by UBS Securities and published in the article was prepared by UBS Securities independently of us. Certain of the information was forward looking. For the foregoing reasons, the information about us prepared by UBS Securities and published in the article should not be considered a part of the prospectus, and investors should disregard information about us contained in any article that is attributed to UBS Securities.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock and ADSs in the global offering (without exercise of the over-allotment option) of approximately US$975 million at the offering price of US$15.00 per ADS, after payment of all underwriting discounts and commissions and the expenses of this offering payable by us.

We intend to use the net proceeds from the global offering to fund the capital expenditures associated with the construction and equipping of P7. We plan to fund the remainder of our expenditures for P7 using cash from operating activities.

DIVIDENDS

Annual dividends must be approved by the shareholders at the annual general meeting of shareholders and interim dividends must be approved by the board of directors. Cash dividends may be paid out of retained earnings that have not been appropriated to statutory reserves.

On March 8, 2000, we declared a cash dividend of (Won)221.9 billion to our two shareholders. On August 14, 2000, we declared an interim cash dividend of (Won)200.0 billion, and on March 21, 2001, we declared a cash dividend of (Won)179.0 billion to the two shareholders.

EXCHANGE RATES

The table below sets forth, for the periods and dates indicated, information concerning the noon buying rate for Korean Won, expressed in Korean Won per one U.S. dollar. The “noon buying rate” is the rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Korean Won amounts into U.S. dollars in this prospectus were made at the noon buying rate in effect on March 31, 2004, which was (Won)1,146.7 to US$1.00. We do not intend to imply that the Korean Won or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Korean Won, as the case may be, at any particular rate, or at all. On July 14, 2004, the noon buying rate was (Won)1,152.6 = US$1.00.

Fluctuation in the exchange rate between the Korean Won and the U.S. dollar will affect the amount of U.S. dollars received in respect of cash dividends or other distributions paid in Korean Won by us on, and the Korean Won proceeds received from any sales of, our common stock.

The following table sets out information concerning the noon buying rate for the periods and dates indicated:

Year Ended December 31,	At End of Period	Average Rate(1)	High		Low
	(Korean Won per US$1.00)
1999	(Won)1,136.0	(Won)1,188.2	(Won)	1,243.0	(Won)	1,125.0
2000	1,267.0	1,140.0		1,267.0		1,105.5
2001	1,313.5	1,293.4		1,369.0		1,234.0
2002	1,186.3	1,242.0		1,332.0		1,160.6
2003	1,192.0	1,183.0		1,262.0		1,146.0
2004 (through July 14)	1,152.6	1,166.4		1,195.1		1,141.4
January	1,174.0	1,183.3		1,195.1		1,172.0
February	1,179.0	1,167.5		1,180.0		1,152.5
March	1,146.7	1,167.8		1,181.0		1,155.0
April	1,173.6	1,152.9		1,173.6		1,141.4
May	1,165.0	1,177.9		1,191.0		1,165.0
June	1,156.0	1,159.0		1,164.8		1,150.0
July (through July 14)	1,152.6	1,151.8		1,155.2		1,147.6

(1)	The average of the noon buying rates on the last business day of each month (or a portion thereof) during the relevant period.

CAPITALIZATION

The following table sets forth our short-term borrowings and our actual capitalization and as adjusted to give effect to the issuance of the common stock and ADSs in the global offering (assuming no exercise of the over-allotment option) as of March 31, 2004 at the offering price of US$15.00 per ADS.

You should read the information set forth below in conjunction with “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

	As of March 31, 2004
	Actual		As adjusted		Actual(1)		As adjusted(1)
	(in billions of Won and millions of US$)
Short-term borrowings	(Won)	110	(Won)	110	US$	96	US$	96

Long-term debt, including current portion		1,820		1,820		1,587		1,587

Shareholders’ equity(2)
Common stock, (Won)5,000 par value; 400,000,000 shares authorized; 290,000,000 shares issued and outstanding, actual; and 323,600,000 shares issued and outstanding, as adjusted to give effect to the global offering		1,450		1,618		1,265		1,411
Additional paid-in capital		—		951		—		829
Retained earnings		1,937		1,937		1,689		1,689
Accumulated other comprehensive income		24		24		21		21

Total shareholders’ equity		3,411		4,530		2,975		3,950

Total capitalization		5,231		6,350		4,562		5,537

(1)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,146.7 to US$1.00, the noon buying rate in effect on March 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.
(2)	As adjusted to give effect to the 2-for-1 stock split of our common stock which became effective on May 25, 2004.

DILUTION

As of March 31, 2004, our net tangible book value was (Won)3,383 billion (US$2,950 million), or (Won)11,665 per share of common stock (or US$5.09 per ADS), after adjusting for a 2-for-1 stock split which became effective on May 25, 2004. Net tangible book value per share represents the amount of our total tangible assets minus total liabilities, divided by the number of shares of common stock outstanding. Dilution in the net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock or ADSs in this global offering and the net tangible book value per share immediately after the completion of this global offering. After giving effect to the sale by us of the shares of common stock and ADSs in the global offering at the offering price of US$15.00 per ADS (and, for convenience, US$30 per share of common stock, as one ADS represents one-half of one share of common stock), and after deducting the underwriting discounts and commissions and estimated expenses payable by us, our net tangible book value at March 31, 2004 would have been US$3,925 million, or approximately US$6.06 per ADS, after adjusting for a 2-for-1 stock split. This represents an immediate increase in net tangible book value of US$0.97 per ADS to existing shareholders and an immediate dilution in net tangible book value of US$8.94 per ADS to new investors purchasing common stock or ADSs at the initial public offering price.

The following table illustrates this dilution on a per ADS basis:

Initial public offering price per ADS	US$15.00
Net tangible book value per ADS as of March 31, 2004	US$ 5.09
Increase in net tangible book value per ADS attributable to the sale of common stock and ADSs in this offering	US$ 0.97
Net tangible book value per ADS after giving effect to this global offering	US$ 6.06
Dilution per ADS to new investors	US$ 8.94

The following table sets forth, as of March 31, 2004 and as adjusted for a 2-for-1 stock split, the differences between the number of ADSs or ADS equivalents purchased from us, the total consideration paid and the average price per ADS or ADS equivalent paid by existing shareholders and by new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at the offering price of US$15.00 per ADS.

	Shares of common stock beneficially owned prior to the global offering	Percentage	Shares of common stock beneficially owned after the global offering(1)	Percentage	Amount	Average Price per ADS or ADS Equivalent(2)
					(in millions of US$)
LG Electronics	145,000,000	50.0%	145,000,000	44.8%	US$632.2	US$2.18
Philips Electronics	145,000,000	50.0%	145,000,000	44.8%	632.2	2.18
New investors	—	—	33,600,000	10.4%	1,008.0	15.00

Total	290,000,000	100.0%	323,600,000	100.0%	US$2,272.4

(1)	Assumes no exercise of the over-allotment option by the underwriters. If the underwriters exercise the over-allotment option in full, LG Electronics will own 44.3% and Philips Electronics will own 44.3%.
(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,146.7 to US$1.00, the noon buying rate in effect on March 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial and operating data set forth below have been presented on a historical cost basis for all periods presented. The balance sheet data as of March 31, 2004 and the statement of income data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited consolidated financial statements and related notes included in this prospectus. The balance sheet data as of December 31, 2002 and 2003 and the statement of income data for the years ended December 31, 2001, 2002 and 2003 have been derived from our audited consolidated financial statements and related notes included in this prospectus. The balance sheet data as of December 31, 2000 and 2001 and the statement of income data for the year ended December 31, 2000 have been derived from our audited consolidated financial statements and related notes, and the balance sheet and statement of income data as of and for the year ended December 31, 1999 have been derived from our unaudited consolidated financial statements and related notes, which are not included in this prospectus. These audited and unaudited financial statements and the related notes have been prepared under accounting principles generally accepted in the United States.

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	Year Ended December 31,											Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003(9)	2003		2004		2004(9)
	(unaudited)		(in billions of Won, except for per share data)								(in millions of US$, except for per share data)	(unaudited)
												(in billions of Won, except for per share data)				(in millions of US$, except for per share data)
Statement of Income Data:
Sales	(Won)	2,390	(Won)	2,362	(Won)	2,338	(Won)	3,567	(Won)	6,098	US$5,318	(Won)	985	(Won)	2,188	US$1,908
Cost of Sales		1,397		1,583		2,493		3,139		4,741	4,135		889		1,412	1,231
Gross profit (loss)		993		779		(155)		428		1,357	1,183		96		776	677
Selling, general and administrative expenses		88		102		111		129		235	205		40		68	60
Operating income (loss)		905		677		(266)		299		1,122	978		56		708	617
Other income (expense)		(160)		(126)		(96)		67		(61)	(53)		(91)		(17)	(15)
Income (loss) before income taxes		745		551		(362)		366		1,061	925		(35)		691	602
Provision (benefit) for income taxes		23		8		(67)		18		54	47		(4)		51	44
Net income (loss)		722		543		(295)		348		1,007	878		(31)		640	558
Net income (loss) per share(1)		3,723		1,873		(1,018)		1,200		3,471	3.03		(108)		2,206	1.92
Diluted net income (loss) per share		3,723		1,873		(1,018)		1,200		3,471	3.03		(108)		2,206	1.92
Dividends declared per share(2)		—		1,455		617		—		—	—		—		—	—
Number of shares as adjusted to reflect changes in capital (in millions)		194		290		290		290		290	290		290		290	290

	As of December 31,											As of March 31,
	1999		2000		2001		2002		2003		2003(9)	2004		2004(9)
	(unaudited)		(in billions of Won)								(in millions of US$)	(unaudited)
												(in billions of Won)		(in millions of US$)
Balance Sheet Data:
Total current assets:	(Won)	1,074	(Won)	728	(Won)	725	(Won)	1,079	(Won)	2,146	US$1,872	(Won)	2,361	US$2,059
Accounts receivable, net		298		282		384		540		1,160	1,012		1,255	1,094
Inventories		154		355		252		398		336	293		377	329
Property, plant and equipment, net		1,882		2,560		2,927		3,259		3,974	3,466		4,613	4,023
Total assets		3,091		3,412		3,889		4,573		6,343	5,532		7,159	6,243
Short-term borrowings		259		215		313		274		159	139		110	96
Long-term debt, including current portion		701		833		1,354		1,427		1,785	1,557		1,820	1,587
Long-term obligation under capital lease, including current portion		84		46		10		—		—	—		—	—
Trade accounts and notes payable		92		116		165		251		404	352		402	351
Other accounts payable(3)		98		235		555		780		1,023	892		1,208	1,053
Total liabilities		1,346		1,545		2,496		2,833		3,592	3,133		3,748	3,269
Capital stock		1,450		1,450		1,450		1,450		1,450	1,265		1,450	1,265
Total stockholders’ equity		1,745		1,867		1,393		1,740		2,751	2,399		3,411	2,974

	Year Ended December 31,											Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003(9)	2003		2004		2004(9)
	(unaudited)		(in billions of Won, except for percentages)								(in millions of US$, except for percentages)	(unaudited)
												(in billions of Won, except for percentages)				(in millions of US$, except for percentages)
Other Financial Data:
Gross margin(4)		41.5%		33.0%		(6.6)%		12.0%		22.3%	22.3%		9.7%		35.5%	35.5%
Operating margin(5)		37.9%		28.7%		(11.4)%		8.4%		18.4%	18.4%		5.7%		32.3%	32.3%
Net margin(6)		30.2%		23.0%		(12.6)%		9.8%		16.5%	16.5%		(3.2)%		29.2%	29.2%
EBITDA(7)	(Won)	1,233	(Won)	1,071	(Won)	391	(Won)	1,382	(Won)	2,106	US$1,837	(Won)	173	(Won)	977	US$852
Capital expenditures		433		956		782		1,117		1,438	1,254		275		745	650
Depreciation and amortization(8)		368		482		680		958		966	842		192		273	238
Net cash provided by operating activities		767		835		473		1,053		1,672	1,458		42		759	662
Net cash used in investing activities		(474)		(941)		(804)		(1,126)		(1,453)	(1,267)		(276)		(730)	(637)
Net cash provided by (used in) financing activities		136		(414)		352		90		215	188		264		10	9

(1)	Net income (loss) per share is calculated by dividing net income (loss) by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock which became effective on May 25, 2004. Net income (loss) per share is equal to income (loss) from continuing operations.
(2)	Dividends declared per share are calculated by dividing total dividends by the average number of shares outstanding during the period, as adjusted to give effect to a 2-for-1 stock split of our common stock which became effective on May 25, 2004.
(3)	Other accounts payable primarily consist of accounts payable relating to the purchase of fixed assets.
(4)	Gross margin represents gross profit (loss) divided by sales.
(5)	Operating margin represents operating income (loss) divided by sales.
(6)	Net margin represents net income (loss) divided by sales.
(7)

EBITDA is defined as net income (loss) plus: interest income (expense); provision (benefit) for income taxes; depreciation of property, plant and equipment; amortization of intangible assets; and amortization of debt issuance cost. EBITDA is a key financial measure used by our senior management to internally evaluate the performance of our business and for other required or discretionary purposes. Specifically, our significant capital assets are in different stages of depreciation, and because we do not have separate operating divisions, our senior management uses EBITDA internally to measure the performance of these assets on a comparable basis. We also believe that the presentation of EBITDA will enhance an investor’s understanding of our operating performance as we believe it is commonly reported and widely used by analysts and investors in our industry. It also provides useful information for comparison on a more comparable basis of our operating performance and those of our competitors, who follow different accounting policies. For example, depreciation on most of our equipment is made based on a four-year useful life while most of our competitors use different depreciation schedules from our own. EBITDA is not a measure determined in accordance with U.S. GAAP. EBITDA should not be considered as an alternative to operating income, cash flows from operating activities or net income, as determined in accordance with U.S. GAAP. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of net income (loss) to EBITDA is as follows:

	Year Ended December 31,												Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003(9)		2003		2004		2004(9)
	(unaudited)		(in billions of Won)								(in millions of US$)				(unaudited)
													(in billions of Won)				(in millions of US$)

Net income (loss)	(Won)	722	(Won)	543	(Won)	(295)	(Won)	348	(Won)	1,007	US$	878	(Won)	(31)	(Won)	640	US$	558
Interest expenses		146		64		78		62		84		73		17		17		15
Interest income		(26)		(26)		(5)		(4)		(6)		(5)		(1)		(4)		(3)
Provision (benefit) for income taxes		23		8		(67)		18		55		48		(4)		51		45
Depreciation of property, plant and equipment		362		480		675		949		957		835		190		270		235
Amortization of intangible assets		6		2		3		5		5		4		1		2		1
Amortization of debt issuance costs		—		—		2		4		4		4		1		1		1

EBITDA		1,233		1,071		391		1,382		2,106		1,837		173		977		852

(8)	Depreciation and amortization includes depreciation of property, plant and equipment, amortization of intangible assets and amortization of debt issuance cost.
(9)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,146.7 to US$1.00, the noon buying rate in effect on March 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)
Operating Data:
Number of panels sold by product category:
Notebook computers	3,847	4,719	7,395	1,543	2,032
Desktop monitors	3,568	5,821	11,930	2,170	3,571
Televisions	36	318	1,351	141	552
Other applications(1)	286	421	6,270	183	2,983

Total	7,736	11,280	26,946	4,037	9,138

	Year Ended December 31,								Three Months Ended March 31,
	2001		2002		2003		2003(2)		2003		2004		2004(2)
	(in billions of Won)						(in millions of US$)		(in billions of Won)				(in millions of US$)
Revenue by category:
Notebook computers	(Won)	1,004	(Won)	1,287	(Won)	1,739	US$	1,517	(Won)	316	(Won)	567	US$	495
Desktop monitors		1,211		2,027		3,517		3,067		577		1,234		1,076
Televisions		10		136		686		598		74		308		268
Other applications(1)		113		117		156		136		18		79		69

Total		2,338		3,567		6,098		5,318		985		2,188		1,908

(1)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.
(2)	For convenience, the Korean Won amounts are expressed in U.S. dollars at the rate of (Won)1,146.7 to US$1.00, the noon buying rate in effect on March 31, 2004 as quoted by the Federal Reserve Bank of New York. This translation should not be construed as a representation that the Korean Won amounts represent, have been or could be converted to U.S. dollars at that rate or any other rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless stated otherwise, the following discussion is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements, including notes to these consolidated financial statements, included elsewhere in this prospectus.

Overview

Our results of operations are affected principally by overall market conditions, our manufacturing productivity and costs, and our product mix.

Market Conditions

The TFT-LCD industry is affected by market conditions that are often outside the control of individual manufacturers. Our results of operations might fluctuate significantly from period to period due to market factors, such as seasonal variations in consumer demand, surges in production capacity by competitors and changes in technology. Our industry has grown significantly in recent years as a result of cost reductions and product improvements that stimulated consumer demand and supported the technology substitution of traditional CRT-based personal computer displays for TFT-LCD displays. According to DisplaySearch, unit sales across the TFT-LCD industry grew from 60 million units in 1999 to 382 million units in 2003. Market revenues grew from US$13 billion to US$32 billion during the same period, showing a compounded annual growth rate of 24.1%.

While the industry has grown rapidly, it has also experienced business cycles with significant and rapid price declines from time to time. Overall, TFT-LCD manufacturers typically increase display area fabrication capacity by about 50% year on year. Capacity expansion above this growth rate can occur when several manufacturers ramp-up new factories at the same time. For example, several Taiwanese companies entered the TFT-LCD industry in 1999 and 2000. The industry’s display area capacity (or the total display surface area of all assembled panel products) more than doubled from 1999 to 2001, based on data from DisplaySearch. The above-average rate of supply growth combined with a decline in PC demand reduced average selling prices for large-size TFT-LCD panels, or panels that are ten inches or larger, by approximately 49% from 1999 to 2001, based on data from DisplaySearch. During such surges in the rate of supply growth, resulting primarily from new plant investments by Korean and Taiwanese manufacturers, our customers are able to exert downward pricing pressure, leading to sharp declines in average selling prices and significant fluctuations in our gross margins. In addition, regardless of relative capacity expansion, we expect average selling prices for our existing products will decline as the cost of manufacturing declines due to technology advances and component cost reductions. If we are unable to anticipate and counter the natural price reduction in our markets, or if we are unable to reduce our manufacturing costs, our profit margins will be negatively affected. Conversely, cost reductions, constraints in the industry supply chain or increased demand for new technology products have led to increased prices for TFT-LCD displays in some past periods, most recently in 2003. The entire TFT-LCD industry was able to supply only one-half of the total display area demand in 2003 as consumers sought to substitute CRT-based personal computer displays with TFT-LCD displays. Thus, despite significant increases in total production capacity as competing fabrication plants commenced mass production on similar schedules, consumer demand for flat-panel displays of larger average size absorbed the increased areal output. According to DisplaySearch, the average selling price for large-size TFT-LCD panels increased by approximately 35% from the first quarter of 2003 to the first quarter of 2004 as a result of consumer demand for TFT-LCD during that period.

Our product cost and price vary with the product display area to a significant extent. Therefore, the average selling price of our products can vary over time as a result of business cycles and the choices we make in capacity allocation for specific products. For example, our decision to allocate more capacity to serve small-panel demand for mobile phone and automotive displays caused our overall average selling price to decrease by 1.9% from the three-month period ending March 31, 2003 to the corresponding period in 2004. At the same time, the average selling price for our large-panel products increased 36.5%. The overall average selling price of our display panels, including small-panels for applications other than computers or televisions, can therefore fluctuate significantly. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions increased by 6.4% from (Won)298,580 per panel in 2001 to (Won)317,653 per panel in 2002 and decreased by 9.5% to (Won)287,399 (US$251) in 2003. The average selling price per panel for panels used in notebook computers, desktop monitors and televisions increased by 36.5% from (Won)250,972 per panel in the three-month period ended March 31, 2003 to (Won)342,545 (US$299) per panel in the corresponding period in 2004. We anticipate increased relative capacity output in 2004 commensurate with prior years, depending in part on the ability of panel manufacturers to obtain raw materials and components, as competing panel manufacturers, including us, commence production in new fabrication facilities. In line with historical trends in our industry, we anticipate that temporary surges in capacity might put downward pressure on prices for our panels, but we expect that consumer demand for CRT substitutes will persist in the personal computer market and will begin in the television market. During the initial stage of market development for TFT-LCD desktop monitors we were able to capture price premiums for desktop monitor panels until we reduced prices in order to stimulate wider demand. Likewise, large-size television panels currently bring above-average prices per square inch of screen area. In order to grow the TFT-LCD television market, we plan to follow a similar strategy to reduce prices, fuel consumer demand and absorb anticipated increases in capacity in the TFT-LCD industry. This strategy may result in a decrease in the overall average selling prices of our panels.

We strive to mitigate the effect of industry cyclicality and the resulting price fluctuations by planning capacity expansions and capacity allocations, or shifting our product mix, to capture premium prices in specific emerging product categories. Since the formation of the joint venture in September 1999, we expanded capacity and applied technology to take advantage of new demand for desktop monitors, which offered premium prices. More recently, we have expanded capacity and design capability toward high-definition television displays, which offer premium prices. In the more developed market for portable computer displays, we shifted our focus to the emerging 15.0-inch category in early 2002 as revenue growth in the 12.1-inch, 13.3-inch and 14.1-inch categories slowed. We designed our P3 and P4 panel factories for efficient fabrication of 15.0-inch notebook displays and 19.0-inch monitor displays, which have become fast-growing product categories. Our P5 factory is optimal for producing 17.0-inch monitor panels that are fast becoming the most popular desktop monitor size. Our P6 factory, which is expected to begin commercial production during the third quarter of 2004, will process 1,500 x 1,850 mm glass substrates to fabricate premium monitor and television displays.

Manufacturing Productivity and Costs

We seek to continually enhance our manufacturing productivity and thereby reduce the cost of producing each panel. We have significantly expanded our production capacity since the official launch of the joint venture by investing in fabs that can process increasingly larger-size glass substrates. The following table shows the input substrate size, initial design capacity and actual input capacity as a result of ramp up for each of our fabs as of the dates indicated:

Fabrication Facility	Commercial Production Date	Input Substrates Size (in millimeters)	Initial Design Capacity (in input substrates per month)	Actual Input Capacity as of December 31,
				2001	2002	2003
				(in input substrates per month)(1)
P1	September 1995	370x470	30,000	80,000	100,000	104,000
P2	February 1998	590x670	40,000	80,000	92,000	97,000
P3	July 2000	680x880	60,000	68,000	86,000	101,000
P4	March 2002	1,000x1,200	60,000	—	51,000	69,000
P5	May 2003	1,100x1,250	60,000	—	—	69,000
P6	Third quarter 2004	1,500x1,850	90,000	—	—	—

(1)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.

Our capital expenditures, which relate mainly to the construction of new fabs and the acquisition of new equipment, amounted to (Won)782.1 billion in 2001, (Won)1,116.9 billion in 2002 and (Won)1,438.2 billion (US$1,254.2 million) in 2003. Our capital expenditures for the three-month period ended March 31, 2004 amounted to (Won)745.3 billion (US$650.0 million) compared to (Won)275.1 billion in the corresponding period in 2003, primarily due to the construction and equipping of P6. The increase in capital expenditures for successive fabs has been more than offset by the increase in our unit output resulting from our investments. As a result, our depreciation expense as a percentage of sales decreased from 26.6% in 2002 to 15.7% in 2003 and from 19.3% in the first quarter of 2003 to 12.3% in the first quarter of 2004. We expect our capital expenditures to increase significantly as we complete the construction and equipping of P6, which is expected to begin commercial production during the third quarter of 2004, and as we develop the Paju industrial complex, including P7.

Since inception we have designed our fabs in-house and co-developed most equipment sets with our suppliers. These efforts have enabled us to gain valuable experience in designing and operating next generation fabs capable of processing increasingly larger-size glass substrates. We have been able to leverage this experience to achieve and maintain high production output and yields at our fabs, thereby lowering costs. For example, P4, the world’s first fifth-generation fab, began commercial production in March 2002 and reached its initial design capacity of 60,000 sheets per month by June 2003. Similarly, P5 began commercial production in May 2003 and reached its initial design capacity of 60,000 sheets per month by December 2003. See “Industry Overview—Manufacturing Productivity and Costs” for the definition of various generations of TFT-LCD fabs. In addition, in recent years we have substituted a portion of our equipment purchased from overseas suppliers with purchases from domestic vendors as part of our ongoing efforts to reduce our reliance on overseas suppliers for key components and equipment. Currently, we purchase approximately 50% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs. We aim to actively facilitate the development of a domestic vendor base to take advantage of lower prices and to reduce our vulnerability to possible component shortages during times of surplus demand. We also fabricate certain components internally, such as color filters, which are one of the industry’s higher-cost components.

We also continue to make various process improvements at our fabs, including enhancing the performance of process equipment, efficiency of material flows and quality of process and product designs. For example, we have reduced the number of mask steps in the TFT process from five to four, thereby enabling us to process a higher number of substrates in a given period of time. Such process improvements result in increased unit output of our fabs without any significant capital investment, thus enabling us to reduce fixed costs on a per panel basis.

Raw materials comprise the largest component of our costs. On a per panel basis, our raw material costs decreased from (Won)181,596 in 2001 to (Won)158,987 in 2002 and (Won)107,005 (US$93) in 2003, primarily due to improvements in product design and purchasing scale as well as product mix. Our raw material costs on a per panel basis decreased from (Won)134,621 in the three-month period ended March 31, 2003 to (Won)102,554 (US$89) in the corresponding period in 2004. In addition, over the past several years we have consistently increased the proportion of our raw material purchases from local suppliers, who typically offer lower prices compared to overseas suppliers. In the three-month period ended March 31, 2004, approximately 64.9% of our raw materials were sourced from local suppliers. We have also been able to leverage our scale and leading industry position to obtain competitive prices from our suppliers. Certain strategic decisions, such as fabricating our own color filters, one of the higher cost components, have also been important drivers of our cost control.

The size of our operations has also expanded considerably from 2001 to date, enabling us to benefit from economies of scale. As a result of the above factors, our cost of sales per panel decreased from (Won)322,259 in 2001 to (Won)278,289 in 2002 and (Won)175,965 (US$154) in 2003. Our cost of sales per panel decreased from (Won)220,237 in the three-month period ended March 31, 2003 to (Won)154,474 (US$135) in the corresponding period in 2004.

Product Mix

Our product mix reflects our strategic capacity allocation among various TFT-LCD product markets, and is continually reviewed and adjusted based on the demand for, and our assessment of the profitability of, display panels in different market and size categories. For example, beginning in 2001, there has been a greater demand for notebook computers with bigger screens, which led us to change our product mix to include more 15.0-inch panels and fewer 13.3-inch panels for notebook computers. We increased our sales of 18.1-inch panels for desktop monitors significantly beginning in 2002 to capture the emerging market for larger-size desktop monitors. In addition to increases in sales of panels for computer products, we increased our sales of panels for televisions in 2002 and 2003 in response to a notable rise in consumer acceptance and demand for televisions using TFT-LCD panels. We have the flexibility to increase the production and sales of 17.1-inch wide-format, 20.1-inch and 30.0-inch wide-format panels as demand grows for these larger sizes. As a result of our product mix shift to target larger-size panels that command higher prices as well as an increase in overall sales, we were able to alleviate the negative effect of price declines in 2003 in most of our product categories. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions increased by 6.4% from (Won)298,580 per panel in 2001 to (Won)317,653 per panel in 2002 and decreased by 9.5% to (Won)287,399 (US$251) in 2003. Our average selling price per panel for panels used in notebook computers, desktop monitors and televisions increased by 36.5% from (Won)250,972 per panel in the three-month period ended March 31, 2003 to (Won)342,545 (US$299) per panel in the corresponding period in 2004.

Our product portfolio also includes small-size display panels for handheld consumer electronics products, such as mobile phones and personal digital assistants, and large-size display panels for industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Sales of our small-size display panels, or panels smaller than 10 inches in size, for these applications increased from 0.1 million in 2002 to 6.1 million in 2003. This substantial increase in unit sales of small-size display panels partially contributed to our lower overall average selling price on a per panel basis in 2003 as a result of the significantly lower prices that such panels command. Sales of our small-size display panels increased from 0.1 million in the three-month period ended March 31, 2003 to 2.9 million in the corresponding period in 2004.

The following table sets forth our sales volume by product category for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)
Panels for Computer Products
Notebook Computers
12.1”	517	7%	368	3%	471	2%	155	4%	99	1%
13.3”	1,335	17	309	3	280	1	63	2	0	0
14.1”	1,121	15	1,921	17	1,786	7	447	11	340	4
15.0”	617	8	2,020	18	3,973	15	825	20	1,119	12
15.4”	—	—	—	—	374	1	—	—	273	3
17.1” wide-format	—	—	1	0	480	2	40	1	201	2
Others	257	3	101	1	31	0	13	0	—	—

Sub-total	3,847	50	4,719	42	7,395	28	1,543	38	2,032	22

Desktop Monitors
15.0”(1)	2,698	35	3,862	34	5,657	21	1,231	30	1,197	13
17.0”	—	—	—	—	3,360	13	99	3	1,571	17
17.1” wide-format	—	—	197	2	267	1	88	2	92	1
18.1”	430	6	1,164	10	2,020	7	695	17	275	3
19.0”	—	—	—	—	89	0	—	—	191	2
20.1”	23	0	201	2	433	2	35	1	217	3
22.0” and 23.0”	43	1	65	1	104	0	22	1	27	0
Others	374	5	332	3	0	0	0	0	1	0

Sub-total	3,568	47	5,821	52	11,930	44	2,170	54	3,571	39

Total Panels for Computer Products	7,414	97	10,540	94	19,325	72	3,713	92	5,603	61

Panels for Televisions
13.0”	—	—	—	—	111	0	—	—	38	0
15.0”	25	0	188	2	103	0	—	—	38	0
17.1” wide-format	0	0	48	0	376	1	45	1	153	2
20.1”	1	0	56	1	163	1	29	1	72	1
22.0” and 23.0”	—	—	—	—	113	1	—	—	92	1
30.0” wide-format	—	—	11	0	168	1	23	—	67	1
Others	10	0	15	0	317	1	44	1	92	1

Total Panels for Televisions	36	1	318	3	1,351	5	141	3	552	6

Panels for Other Applications(2)
1.8”(3)	—	—	—	—	3,752	14	114	3	1,552	17
2.0”(3)	0	0	63	1	59	0	—	—	303	4
6.4”	14	0	39	0	46	0	9	0	14	0
7.0”	—	—	—	—	614	2	—	—	547	6
10.4”	48	1	75	1	126	1	34	1	33	0
12.1”	74	1	80	1	73	0	24	1	17	0
13.3”	72	1	106	1	0	0	—	—	9	0
15.0”(1)	52	1	40	0	14	0	—	—	0	0
Others	26	0	18	0	1,586	6	2	0	508	6

Total Panels for Other Applications	286	4	421	4	6,270	23	183	5	2,983	33

Total	7,736	100	11,280	100	26,946	100	4,037	100	9,138	100

(1)	Includes both 15.0-inch and 15.1-inch panels. Over the past few years the industry standard in the desktop monitor category has gradually shifted from 15.1-inch to 15.0-inch.
(2)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.
(3)	Currently shipping unassembled cells only.

The following table sets forth our sales by market for the periods indicated and sales revenues in each market as a percentage of our sales:

	Year Ended December 31,											Three Months Ended March 31,
	2001			2002			2003					2003			2004
	Sales		%	Sales		%	Sales		Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)			(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Panels for
Notebook Computers	(Won)	1,004	43%	(Won)	1,287	36%	(Won)	1,739	US$	1,517	29%	(Won)	316	32%	(Won)	567	US$	495	26%
Desktop Monitors		1,211	52		2,027	57		3,517		3,067	58		577	59		1,234		1,076	56
Televisions		10	0		136	4		686		598	11		74	8		308		268	14
Other Applications(1)		113	5		117	3		156		136	2		18	1		79		69	4

Total		2,338	100		3,567	100		6,098		5,318	100		985	100		2,188		1,908	100

(1)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Also includes sales of parts and accessories.

The following table sets forth our average selling price by markets for the periods indicated:

	Average Selling Price(1)
	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
Panels for	(in Won)
Notebook Computers	(Won)	260,880	(Won)	272,706	(Won)	235,162	(Won)	204,891	(Won)	279,244
Desktop Monitors		339,397		348,135		294,841		265,996		345,420
Televisions		281,690		426,595		507,535		524,420		556,789
Other Applications(2)		390,210		260,921		24,652		93,993		26,187

(1)	Average selling price for each market represents sales per market divided by unit sales per market.
(2)	Includes, among others, panels for handheld consumer electronics products, including mobile phones and personal digital assistants, and industrial and other applications, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

Critical Accounting Policies

The preparation of our financial statements and related disclosures in conformity with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements and related disclosures. Our estimates and judgments are based on historical experience, forecasted future events and various other assumptions that we believe to be reasonable under the circumstances. Estimates and judgments may differ under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We believe the critical accounting policies discussed below are the most important to the portrayal of our financial condition and results of operations. Each of them is dependent on projections of future market conditions, and they require our management to make the most difficult, subjective or complex judgments.

Income Taxes

We value our deferred income tax assets on an ongoing basis. We currently have significant deferred income tax assets, including tax credits, that may be used to offset taxable income in future periods. Our ability to utilize deferred income tax assets is dependent on our ability to generate future taxable income sufficient to utilize these tax credits before their expiration. See note 12 to our audited consolidated financial statements included in this prospectus. In our evaluation of future utilization of income tax assets, if current results suggest that it is more likely than not that a portion or all of the deferred income tax assets will not be realized before their expiration, a valuation allowance will be recognized. The change in the valuation allowance in any period is included in the calculation of income tax provision. In determining whether the deferred income tax assets are likely to be realized, management takes many factors into account, including our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy.

Changes in our evaluation of our deferred income tax assets from period to period could have a significant effect on our net results and financial condition.

Allowance for Accounts Receivable

We evaluate our outstanding accounts receivable balance on a regular basis to determine whether to record an allowance for doubtful accounts. Our evaluation includes an analysis of the number of days outstanding for each outstanding account receivable and our historical experience. We provide an allowance for doubtful accounts based on the aggregate estimated collectibility of our accounts receivable.

Warranty Reserve

We record warranty liabilities for the estimated costs, primarily consisting of raw materials and labor costs, that we may incur under our basic limited warranty for our products. Factors that affect our reserve for warranty liabilities include our historical and anticipated rate of warranty claims, the estimated time lapse between the warranty claim and the original sale and the cost per claim to satisfy our warranty obligation. As these factors are impacted by actual experience and future expectations, we periodically assess the adequacy of our reserve for warranty liabilities and adjust the amounts as necessary.

Long-Lived Assets: Useful Lives, Valuation and Impairment

Property, plant and equipment are recorded at cost less accumulated depreciation over the estimated useful lives of the individual assets, with depreciation calculated on a straight line basis. The determination of an asset’s useful life requires judgment based on our historical and anticipated use of the asset. Since the formation of the joint venture, all new machinery, equipment and vehicles are being depreciated on a straight-line basis over four years.

We review our long-lived assets and intangible assets that do not have indefinite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When aggregate undiscounted future cash flows are less than the carrying value of the asset, an impairment loss is recognized based on the fair value of the asset. Fair value is determined using a variety of alternative sources, including sales to third parties, comparison to other assets with a similar use and the preparation of discounted future cash flows. The determination of undiscounted future cash flows and fair value requires our judgments and assumptions about future operations. The determination of an asset’s useful life, and the potential impairment of our long-lived assets could have a material effect on our results of operations.

Description of Certain Statement of Income Items

Sales

Our sales are derived primarily from sales of TFT-LCD panels. We also derive a small amount of revenues from backlight units and other parts and accessories that we sell to third parties. Prices for our TFT-LCD panels are generally determined based on prevailing market conditions and our negotiations with end-brand customers, which take into account the complexity of the product specifications, the labor and technology involved in the design or production processes and the strength and history of our relationship with the end-brand customer.

Cost of Sales

Our cost of sales consists principally of:

•	costs of raw materials, such as glass substrates, liquid crystal materials, color filters, polarizers, backlight units and driver integrated circuits;

•	manufacturing and overhead costs, consisting mainly of depreciation expenses, product development costs directly associated with production at our Gumi facilities, including salaries and bonuses, and amortization of fees related to intellectual property rights; and

•	labor costs.

The following table sets forth components of our cost of sales and as a percentage of our total cost of sales:

	Year Ended December 31,											Three Months Ended March 31,
	2001		%	2002		%	2003		2003		%	2003		%	2004		2004		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)			(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Cost of sales
Raw material costs	(Won)	1,405	56%	(Won)	1,793	57%	(Won)	2,883	US$	2,514	61%	(Won)	544	61%	(Won)	937	US$	817	66%
Labor costs		112	4		162	5		273		238	6		49	6		68		59	5
Depreciation expenses		662	27		935	30		951		829	20		186	21		266		232	19
Product development costs(1)		68	3		96	3		142		124	3		17	2		40		35	3
Miscellaneous overhead costs		154	6		278	9		402		351	8		80	9		126		110	9
Change in inventory		91	4		(112)	(4)		84		73	2		47	5		(31)		(27)	(3)
Others		1	0		(13)	0		7		6	0		(34)	(4)		6		5	1

Total		2,493	100		3,139	100		4,742		4,135	100		889	100		1,412		1,231	100

(1)	Does not include long-term research and development costs, which are included in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries, bonuses and retirement pay to selling and administrative staff, research and development expenses, warranty expenses and shipping and handling cost. Research and development expenses consist primarily of salaries paid to research and development personnel at our research and development center in Anyang, Korea, and, to a lesser extent, expenses relating to the depreciation and maintenance of the equipment and materials used at the research and development center in Anyang, Korea.

The following table sets forth components of our selling, general and administrative expenses and as a percentage of our total selling, general and administrative expenses:

	Year Ended December 31,											Three Months Ended March 31,
	2001		%	2002		%	2003		2003		%	2003		%	2004		2004		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)			(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Selling, general and administrative expenses
Salaries, bonuses and retirement pay	(Won)	23	21%	(Won)	26	20%	(Won)	54	US$	47	23%	(Won)	8	21%	(Won)	12	US$	11	18%
Research and development		23	21		22	17		30		26	13		6	15		10		9	15
Shipping and handling cost		18	16		29	22		67		58	29		12	29		20		18	29
Warranty expenses		10	9		8	6		21		18	9		4	11		9		8	13
Outsourcing fees		11	10		12	9		21		18	9		2	6		7		6	10
Others		26	23		32	26		42		38	17		8	18		10		8	15

Total		111	100		129	100		235		205	100		40	100		68		60	100

Results of Operations

TFT-LCD technology is currently the most widely used flat panel display technology and, according to DisplaySearch, TFT-LCD display products accounted for approximately 79% of total flat panel display market revenues in 2003. Since commercial production of TFT-LCD products began in the 1990s, TFT-LCD has emerged as the dominant technology for notebook computers, captured increasing market share in desktop monitors and experienced high growth in penetrating the television market. This trend has been driven by certain attractive physical, electrical and visual attributes of TFT-LCD display products. See “Industry Overview.” The increase in our sales from (Won)2,338.2 billion in 2001 to (Won)3,566.7 billion in 2002 and (Won)6,098.4 billion (US$5,318.2 million) in 2003 reflects the rapidly expanding TFT-LCD display market. Our sales also increased from (Won)985.0 billion in the three-month period ended March 31, 2003 to (Won)2,188.0 billion (US$1,908.1 million) in the corresponding period in 2004. Advances in TFT-LCD technology and broader applications for TFT-LCD display products continue to present new and profitable opportunities for TFT-LCD manufacturers. We continually adjust our product mix to include emerging large display area product categories which typically command higher prices. Our gross margin has steadily increased from (6.6)% in 2001 to 12.0% in 2002 and 22.2% in 2003. Our gross margin also increased from 9.7% in the three-month period ended March 31, 2003 to 35.5% in the corresponding period in 2004.

Primarily as a result of the overall increase in our sales, we have also increased our purchases from related parties, including our affiliates LG Electronics and LG International. All of our related party transactions are conducted on an arm’s-length basis. Our total purchases of materials, components and services from LG Electronics and its affiliated companies amounted to 17.7% of our total purchases of materials, components and services in 2001, 16.5% in 2002 and 28.4% in 2003, and 18.8% and 23.8% in the three-month periods ended March 31, 2003 and 2004, respectively. Our purchases of equipment and components from subsidiaries of LG International amounted to 9.4% of our total equipment and component purchases in 2001, 22.3% in 2002 and 17.5% in 2003, and 27.8% and 18.6% in the three-month periods ended March 31, 2003 and 2004, respectively. Our purchases of equipment from LG International and its subsidiaries as well as unaffiliated vendors depend primarily on the level of our capital expenditures.

The following table shows some of our results of operations data and as a percentage of our sales for the periods indicated:

	Year Ended December 31,											Three Months Ended March 31,
	2001		%	2002		%	2003		2003		%	2003		%	2004		2004		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)			(in billions of Won, except for percentages)					(in millions of US$, except for percentages)
Sales	(Won)	2,338	100%	(Won)	3,567	100%	(Won)	6,098	US$	5,318	100%	(Won)	985	100%	(Won)	2,188	US$	1,908	100%
Cost of sales		2,493	107		3,139	88		4,741		4,135	78		889	90		1,412		1,231	65

Gross profit (loss)		(155)	(7)		428	12		1,357		1,183	22		96	10		776		677	35
Selling, general and administrative expenses		111	4		129	4		235		205	4		40	4		68		60	3

Operating income (loss)		(266)	(11)		299	8		1,122		978	18		56	6		708		617	32
Other income (expense)		(96)	(4)		67	2		(61)		(53)	(1)		(91)	(9)		(17)		(15)	(1)

Income (loss) before income taxes		(362)	(16)		366	10		1,061		925	17		(35)	(4)		691		602	31
Provision (benefit) for income taxes		(67)	(3)		18	1		54		47	1		(4)	(1)		51		44	2

Net income (loss)		(295)	(13)		348	10		1,007		878	17		(31)	(3)		640		558	29

Comparison of the Three-Month Period Ended March 31, 2004 to the Three-Month Period Ended March 31, 2003

Sales

Our sales increased by 122.1% from (Won)985.0 billion in the three-month period ended March 31, 2003 to (Won)2,188.0 billion (US$1,908.1 million) in the corresponding period in 2004. Significant increases in unit sales of our large-size panels for notebook computers, desktop monitors and televisions were the primary contributing factors to this increase. In particular:

•	unit sales of 17.0-inch panels for desktop monitors increased from 0.1 million panels in the three-month period ended March 31, 2003 to 1.6 million panels in the three-month period ended March 31, 2004;

•	unit sales of 15.0-inch panels for notebook computers increased by 35.6% from 0.8 million panels in the three-month period ended March 31, 2003 to 1.1 million panels in the three-month period ended March 31, 2004;

•	combined unit sales of large panels for televisions, primarily in the 17.1-inch wide format, 20.1-inch, 22.0-inch, 23.0-inch and 30.0-inch wide-format categories, increased from 0.1 million panels in the three-month period ended March 31, 2003 to 0.6 million panels in the three-month period ended March 31, 2004;

•	unit sales of 20.1-inch panels for desktop monitors increased from 35 thousand panels in the three-month period ended March 31, 2003 to 0.2 million panels in the three-month period ended March 31, 2004; and

•	unit sales of 17.1-inch wide-format panels for notebook computers increased from 40 thousand panels in the three-month period ended March 31, 2003 to 0.2 million panels in the three-month period ended March 31, 2004.

As a result of a shift in market demand toward larger-size panels, we experienced a notable decrease in unit sales of our 12.1-inch, 13.3-inch and 14.1-inch panels for notebook computers from the three-month period ended March 31, 2003 to the corresponding period in 2004. Unit sales of 13.3-inch panels for notebook computers decreased from 63 thousand in the three-month period ended March 31, 2003 to almost none in the corresponding period in 2004. Unit sales of 12.1-inch panels for notebook computers decreased 36.1% from 155 thousand to 99 thousand over the same period. In addition, 17.0-inch and 17.1-inch wide-format panels replaced 18.1-inch panels as the main panel size for desktop monitors resulting in a 60.4% decrease in our unit sales of 18.1-inch panels for desktop monitors from the three-month period ended March 31, 2003 to the corresponding period in 2004.

The average selling price of our panels increased across all product categories from the three-month period ended March 31, 2003 to the corresponding period in 2004. The average selling price of panels for notebook computers increased 36.3% from (Won)204,891 in the three-month period ended March 31, 2003 to (Won)279,244 (US$244) in the corresponding period in 2004. The average selling price of panels for desktop monitors increased 29.9% from (Won)265,996 in the three-month period ended March 31, 2003 to (Won)345,420 (US$301) in the corresponding period in 2004. The average selling price of panels for televisions increased 6.2% from (Won)524,420 in the three-month period ended March 31, 2003 to (Won)556,789 (US$486) in the corresponding period in 2004.

Cost of Sales

Cost of sales increased by 58.8% from (Won)889.1 billion in the three-month period ended March 31, 2003 to (Won)1,411.7 billion (US$1,231.1 million) in the corresponding period in 2004. As a percentage of sales, however, cost of sales decreased from 90.3% in the three-month period ended March 31, 2003 to 64.5% in the corresponding period in 2004.

Raw Material Costs.    Raw material costs increased by 72.4% from (Won)543.5 billion in the three-month period ended March 31, 2003 to (Won)937.2 billion (US$817.3 million) in the corresponding period in 2004 primarily due to an overall increase in sales volume, especially of large-size panels, partially offset by our ongoing raw material cost reduction efforts.

Depreciation Expenses.    Depreciation expenses increased by 42.7% from (Won)186.2 billion in the three-month period ended March 31, 2003 to (Won)265.7 billion (US$231.7 million) in the corresponding period in 2004 primarily due to the commencement of commercial production at P5 in May 2003. As a result, depreciation expenses for the three-month period ended March 31, 2004 included depreciation expenses of (Won)66.1 billion from P5 which were not included in depreciation expenses for the corresponding period in 2003. In addition, capitalization of certain expenditures related to our fixed assets and continual investments in our fabrication facilities contributed to the increase in depreciation expenses in the three-month period ended March 31, 2004.

Labor Costs.    Labor costs increased by 39.1% from (Won)48.8 billion in the three-month period ended March 31, 2003 to (Won)67.9 billion (US$59.2 million) in the corresponding period in 2004 primarily due to a 52.9% increase in the number of production employees hired to meet the operating demands of P5 from 5,229 in the three-month period ended March 31, 2003 to 7,993 in the corresponding period in 2004.

Cost of sales per panel decreased by 29.9% from (Won)220,237 in the three-month period ended March 31, 2003 to (Won)154,474 (US$135) in the corresponding period in 2004, reflecting our increased unit sales, ongoing cost reduction efforts and shift in product mix to larger size panels.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, in particular due to the increase in the average selling price of our panels, our gross profit increased from (Won)95.9 billion in the three-month period ended March 31, 2003 to (Won)776.4 billion (US$677.0 million) in the corresponding period in 2004, and our gross margin improved from 9.7% in the three-month period ended March 31, 2003 to 35.5% in the corresponding period in 2004.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 71.6% from (Won)40.1 billion in the three-month period ended March 31, 2003 to (Won)68.8 billion (US$60.0 million) in the corresponding period in 2004. As a percentage of sales, however, our selling, general and administrative expenses decreased from 4.1% in the three-month period ended March 31, 2003 to 3.2% in the corresponding period in 2004.

Salaries, Bonuses and Retirement Pay.    Salaries, bonuses and retirement pay increased by 45.8% from (Won)8.3 billion in the three-month period ended March 31, 2003 to (Won)12.1 billion (US$10.6 million) in the corresponding period in 2004, primarily due to a 52.7% increase in the number of selling and administrative staff from 706 to 1,078 over the same period.

Research and Development Expenses.    Research and development expenses, consisting primarily of salaries paid to research and development personnel at our research and development center in Anyang, increased by 70.0% from (Won)6.0 billion in the three-month period ended March 31, 2003 to (Won)10.2 billion (US$8.9 million) in the corresponding period in 2004, primarily due to a 43.0% increase in the number of research and development employees in Anyang from 605 to 865 over the same period.

Shipping and Handling Cost.    Shipping and handling cost increased by 74.8% from (Won)11.5 billion in the three-month period ended March 31, 2003 to (Won)20.1 billion (US$17.5 million) in the corresponding period in 2004. The higher shipping and handling cost, which is based on unit weight, was primarily due to increased sales volume especially of larger size panels.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income increased more than ten-fold from (Won)55.8 billion in the three-month period ended March 31, 2003 to (Won)707.6 billion (US$617.0 million) in the corresponding period in 2004. Our operating margin improved from 5.7% in the three-month period ended March 31, 2003 to 32.3% in the corresponding period in 2004.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). Our total other expense decreased by 81.8% from (Won)90.9 billion in the three-month period ended March 31, 2003 to (Won)16.6 billion (US$14.5 million) in the corresponding period in 2004, primarily due to:

•	a significant decrease in net foreign exchange loss from (Won)75.1 billion in the three-month period ended March 31, 2003 to (Won)3.7 billion (US$3.3 million) in the corresponding period in 2004 primarily due to a US$500 million cross-currency swap transaction that we entered into in May 2003 which reduced our exposure to foreign currency gains or losses; and

•	a decrease in net interest expense from (Won)16.1 billion in the three-month period ended March 31, 2003 to (Won)13.4 billion (US$11.7 million) in the corresponding period in 2004 primarily due to an increase in interest income from (Won)0.8 billion in the three-month period ended March 31, 2003 to (Won)3.9 billion (US$3.4 million) in the corresponding period in 2004 resulting from a gradual increase in our cash holdings starting from the second quarter of 2003.

Provision (Benefit) for Income Taxes

We reported a provision for income taxes of (Won)51.3 billion (US$44.8 million) in the three-month period ended March 31, 2004, while in the corresponding period in 2003 we reported an income tax benefit of (Won)3.7 billion. This change was primarily due to the income before income taxes we recorded in the three-month period ended March 31, 2004, compared to the loss before income taxes recorded in the corresponding period in 2003.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, we generated net income of (Won)639.7 billion (US$557.8 million) in the three-month period ended March 31, 2004, compared to net loss of (Won)31.4 billion in the corresponding period in 2003.

Comparison of 2003 to 2002

Sales

Our sales increased by 71.0% from (Won)3,566.7 billion in 2002 to (Won)6,098.4 billion (US$5,318.2 million) in 2003. Significant increases in unit sales of our large-size panels for notebook computers, desktop monitors and televisions were the primary contributing factors to this increase. In particular:

•	unit sales of 15.0-inch panels for desktop monitors increased by 45.9% from 3.9 million panels in 2002 to 5.6 million panels in 2003;

•	unit sales of 15.0-inch panels for notebook computers increased by 96.7% from 2.0 million panels in 2002 to 4.0 million panels in 2003;

•	unit sales of 17.0-inch panels for desktop monitors increased from fewer than 10 thousand panels in 2002 to 3.4 million panels in 2003;

•	unit sales of 18.1-inch panels for desktop monitors increased by 73.5% from 1.2 million panels in 2002 to 2.0 million panels in 2003; and

•	combined unit sales of large panels for televisions, primarily in the 15.1-inch, 17.1-inch wide format, 20.1-inch and 30.0-inch wide-format categories, increased by more than three-fold from 0.3 million panels in 2002 to 1.4 million panels in 2003.

As a result of a shift in market demand in 2003 toward panels that are 15.0-inch or larger, we experienced a decrease in sales in 2003 of our 13.3-inch and 14.1-inch panels for notebook computers. Unit sales of 13.3-inch panels for notebook computers decreased by 9.5% from 0.31 million panels in

2002 to 0.28 million panels in 2003. Unit sales of 14.1-inch panels for notebook computers decreased by 7.0% from 1.9 million panels in 2002 to 1.8 million panels in 2003.

The effect of the overall increase in unit sales was partially offset by a decrease in the average selling price of panels for computer products compared to 2002. The average selling price of panels for notebook computers decreased by 13.8% from (Won)272,706 in 2002 to (Won)235,162 (US$205) in 2003 and that of panels for desktop monitors decreased by 15.3% from (Won)348,135 in 2002 to (Won)294,841 (US$257) in 2003. However, the average selling price of panels for televisions increased by 19.0% from (Won)426,595 in 2002 to (Won)507,535 (US$443) in 2003.

Cost of Sales

Cost of sales increased by 51.1% from (Won)3,139.0 billion in 2002 to (Won)4,741.6 billion (US$4,135.0 million) in 2003. As a percentage of sales, however, cost of sales decreased from 88.0% in 2002 to 77.8% in 2003.

Raw Material Costs.    Raw material costs increased by 60.8% from (Won)1,793.3 billion in 2002 to (Won)2,883.4 billion (US$2,514.5 million) in 2003 primarily due to higher overall sales volume.

Depreciation Expenses.    Depreciation expenses increased by 1.7% from (Won)935.3 billion in 2002 to (Won)950.8 billion (US$829.2 million) in 2003 primarily due to the commencement of depreciation of P5, which began commercial production in May 2003, partially offset by lower depreciation of P1 and P2 in 2003.

Labor Costs.    Labor costs increased by 67.9% from (Won)162.4 billion in 2002 to (Won)272.7 billion (US$237.8 million) in 2003 primarily due to an increase in the number of production employees, from 4,939 in 2002 to 7,069 in 2003 to meet the operating demands of P5, a wage rate increase of 9.2% from 2002 to 2003, and a special performance bonus of (Won)41.6 billion (US$36.3 million) in 2003 compared to (Won)11.9 billion in 2002.

Cost of sales per panel decreased by 36.8% from (Won)278,289 in 2002 to (Won)175,965 (US$154) in 2003, reflecting our ongoing cost reduction efforts, particularly in managing raw material costs, as well as a change in product mix. We have significantly increased our production output, thereby enabling economies of scale. In 2003, we continued to improve production yields at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process. In addition, our strategic relationships with our raw material suppliers enabled us to procure raw materials on a large scale at favorable prices, which resulted in lower raw material costs per unit compared to 2002.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, our gross profit increased 217.2% from (Won)427.7 billion in 2002 to (Won)1,356.8 billion (US$1,183.2 million) in 2003, and our gross margin improved from 12.0% in 2002 to 22.2% in 2003.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 81.7% from (Won)129.0 billion in 2002 to (Won)234.5 billion (US$204.5 million) in 2003. As a percentage of sales, our selling, general and administrative expenses increased from 3.6% in 2002 to 3.8% in 2003.

Salaries, Bonuses and Retirement Pay.    Salaries, bonuses and retirement pay increased by 110.5% from (Won)25.8 billion in 2002 to (Won)54.3 billion (US$47.4 million) in 2003, primarily due to an increase in the number of selling and administrative staff, from 581 in 2002 to 707 in 2003 to meet the operating demands of P5, a wage rate increase of 9.2% from 2002 to 2003, and a special performance bonus of (Won)8.1 billion (US$7.1 million) in 2003 compared to (Won)2.3 billion in 2002.

Research and Development Expenses.    Research and development expenses, consisting primarily of salaries paid to research and development personnel at our research and development center in Anyang, increased by 37.5% from (Won)21.6 billion in 2002 to (Won)29.8 billion (US$26.0 million) in 2003 primarily due to an increase in the number of research and development employees in Anyang and an increase in wage rates.

Shipping and Handling Cost.    Shipping and handling cost increased by 127.6% from (Won)29.4 billion in 2002 to (Won)66.9 billion (US$58.3 million) in 2003. The higher cost, which is based on unit weight, was primarily due to increased sales volume and, to a lesser extent, increases in shipping rates, as well as increased sales to more geographically distant markets such as Europe.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, our operating income increased by 275.7% from (Won)298.7 billion in 2002 to (Won)1,122.2 billion (US$978.7 million) in 2003, and our operating margin improved from 8.4% in 2002 to 18.4% in 2003.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). We recognized total other expense of (Won)61.2 billion (US$53.3 million) in 2003 compared to total other income of (Won)67.4 billion in 2002, primarily due to:

•	an increase in net interest expense from (Won)58.7 billion in 2002 to (Won)77.2 billion (US$67.4 million) in 2003 as a result of increased Won-denominated borrowings, which have higher interest rates but which are fixed, as a percentage of total long-term borrowings in 2003, partially offset by an increase in interest income from (Won)3.6 billion in 2002 to (Won)6.4 billion (US$5.6 million) in 2003; and

•	a significant decrease in net foreign exchange gain from (Won)119.8 billion in 2002 to (Won)15.0 billion (US$13.1 million) in 2003 as a result of a (Won)32.1 billion (US$28.0 million) foreign exchange translation loss in 2003 due to a slight depreciation of the Korean Won against the U.S. dollar, in which a significant portion of our debt is denominated, from year-end 2003 compared to year-end 2002. In 2002, we had a (Won)89.1 billion foreign exchange translation gain as a result of appreciation of the Korean Won against the U.S. dollar.

Provision (Benefit) for Income Taxes

We reported a provision for income taxes of (Won)54.6 billion (US$47.6 million) in 2003, while in 2002 we reported a provision for income taxes of (Won)18.0 billion. This change was primarily due to the higher income before income taxes we recorded in 2003, partially offset by a (Won)63 billion tax benefit from additional loss carry forward from 2001. As of December 31, 2003, we have exhausted our net operating loss carry forward from 2001.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, our net income increased by 189.1% from (Won)348.1 billion in 2002 to (Won)1,006.5 billion (US$877.7 million) in 2003.

Comparison of 2002 to 2001

Sales

Our sales increased by 52.5% from (Won)2,338.2 billion in 2001 to (Won)3,566.7 billion in 2002. Significant increases in unit sales of our large-size panels for notebook computers, desktop monitors and, to a lesser extent, televisions were the primary contributing factors to this increase. In particular:

•	unit sales of 15.0-inch panels for desktop monitors increased by 43.2% from 2.7 million panels in 2001 to 3.9 million panels in 2002;

•	unit sales of 15.0-inch panels for notebook computers increased by 227.3% from 0.6 million panels in 2001 to 2.0 million panels in 2002;

•	unit sales of 14.1-inch panels for notebook computers increased by 71.4% from 1.1 million panels in 2001 to 1.9 million panels in 2002;

•	unit sales of 18.1-inch panels for desktop monitors increased by 170.7% from 0.4 million panels in 2001 to 1.2 million panels in 2002; and

•	combined unit sales of large panels for televisions, primarily in the 15.0-inch, 17.1-inch wide-format and 20.1-inch categories, increased by more than ten-fold from 26 thousand panels in 2001 to 0.3 million panels in 2002.

In addition to the increase in unit sales in 2002, there was an overall increase from the previous year in the average selling price of panels for computer products and televisions despite decreases in specific size categories within the notebook computer and desktop monitor markets. The average selling price of panels for notebook computers increased by 4.5% from (Won)260,880 in 2001 to (Won)272,706 in 2002 and that of panels for desktop monitors increased by 2.6% from (Won)339,397 in 2001 to (Won)348,135 in 2002. Most significantly, the average selling price of panels for televisions increased by 51.4% from (Won)281,690 in 2001 to (Won)426,595 in 2002.

As a result of shifting market demand in 2002 to larger-size panels, the increase in our sales in 2002 was partially offset by significant decreases in sales of our 13.3-inch panels for notebook computers. Unit sales of 13.3-inch panels for notebook computers decreased by 76.8% from 1.3 million panels in 2001 to 0.3 million panels in 2002.

In 2002, we were able to alleviate the negative effect of price declines in most of our product categories through our strategic allocation of production capacity and flexible product mix to target larger-size panels for desktop monitors and televisions that command higher prices. As a result, our overall average selling price per panel increased by 4.6% from (Won)302,278 per panel in 2001 to (Won)316,205 per panel in 2002 despite decreases in average selling prices in specific categories of large-size panels for computer products primarily due to a surge in overall industry production capacity and the resulting growth in supply.

Cost of Sales

Cost of sales increased by 25.9% from (Won)2,492.9 billion in 2001 to (Won)3,139.0 billion in 2002. As a percentage of sales, however, cost of sales decreased from 106.6% in 2001 to 88.0% in 2002.

Raw Material Costs.    Raw material costs increased by 27.6% from (Won)1,404.7 billion in 2001 to (Won)1,793.3 billion in 2002 primarily due to higher overall sales volume in 2002.

Depreciation Expenses.    Depreciation expenses increased by 41.2% from (Won)662.4 billion in 2001 to (Won)935.3 billion in 2002 primarily due to the commencement of depreciation of P4, which began commercial production in March 2002.

Labor Costs.    Labor costs increased by 45.4% from (Won)111.7 billion in 2001 to (Won)162.4 billion in 2002 primarily due to increases in the number of employees and wage rates.

Cost of sales per panel decreased by 13.6% from (Won)322,259 in 2001 to (Won)278,289 in 2002, reflecting our ongoing cost reduction efforts. We have significantly increased our production output, thereby enabling economies of scale. In 2002, we continued to improve production yields at our fabs, produce color filters in-house and reduce common components and processing steps in the manufacturing process, including the transition from a five-mask to a four-mask process. In addition, our strategic relationships with our raw material suppliers enable us to procure raw materials on a large scale at favorable prices.

Gross Profit (Loss) and Gross Margin

As a result of the cumulative effect of the reasons explained above, we recognized gross profit of (Won)427.7 billion in 2002, compared to gross loss of (Won)154.6 billion in 2001, and our gross margin improved from (6.6)% in 2001 to 12.0% in 2002.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 16.0% from (Won)111.2 billion in 2001 to (Won)129.0 billion in 2002. As a percentage of sales, our selling, general and administrative expenses decreased from 4.8% in 2001 to 3.6% 2002.

Salaries, Bonuses and Retirement Pay.    Salaries, bonuses and retirement pay increased by 11.7% from (Won)23.1 billion in 2001 to (Won)25.8 billion in 2002, primarily due to an increase in the number of selling and administrative staff, from 530 in 2001 to 581 in 2002, and their increased salary levels.

Research and Development Expenses.    Research and development expenses decreased by 6.9% from (Won)23.2 billion in 2001 to (Won)21.6 billion in 2002 as a result of government support in research and development activities in the form of a (Won)3.2 billion reimbursement in 2002.

Shipping and Handling Cost.    Shipping and handling cost increased by 62.4% from (Won)18.1 billion in 2001 to (Won)29.4 billion in 2002, primarily due to increased sales volume and, to a lesser extent, increases in shipping rates.

Operating Income (Loss) and Operating Margin

As a result of the cumulative effect of the reasons explained above, we recorded operating income of (Won)298.7 billion in 2002, as compared to operating loss of (Won)265.9 billion in 2001, and our operating margin improved from (11.4)% in 2001 to 8.4% in 2002.

Other Income (Expense)

Other income (expense) includes primarily interest income (expense) and net foreign exchange gain (loss). We generated total other income of (Won)67.4 billion in 2002, compared to total other loss of (Won)96.1 billion in 2001. The increase was primarily due to:

•	a net foreign exchange gain of (Won)119.8 billion in 2002, as compared to a net foreign exchange loss of (Won)22.9 billion in 2001, as a result of an appreciation of the Korean Won against the U.S. dollar in 2002. We benefited from a weaker U.S. dollar because of our outstanding dollar-denominated senior notes and certain derivative financial instruments, which was partially offset by our dollar-denominated sales; and

•	a decrease in net interest expense from (Won)73.3 billion in 2001 to (Won)58.7 billion in 2002 as a result of lower interest rates, partially offset by increased long-term borrowings in 2002.

Provision (Benefit) for Income Taxes

We reported a provision for income taxes of (Won)18.0 billion in 2002, while in 2001 we reported an income tax benefit of (Won)66.6 billion. This change was primarily due to the income before income taxes we recorded in 2002, compared to the loss before income taxes recorded in 2001.

Net Income (Loss)

As a result of the cumulative effect of the reasons explained above, we generated net income of (Won)348.1 billion in 2002, compared to net loss of (Won)295.3 billion in 2001.

Liquidity and Capital Resources

Since 2001, our principal sources of cash have been cash flow from our operating activities and debt financing. Our primary source of liquidity has been cash and cash equivalents. We had cash and cash equivalents of (Won)70.3 billion and (Won)504.0 billion (US$439.5 million) as of December 31, 2002 and 2003, respectively, and (Won)542.3 billion (US$472.9 million) as of March 31, 2004. Our primary use of cash has been to fund capital expenditures related to the expansion of our production capacity, including the construction and ramping-up of new fabs and the acquisition of new equipment. We also use cash flow from operations for our working capital requirements, servicing our debt payments and payment of technology license fees. We expect our cash requirements for the remainder of 2004 and 2005 to be primarily for capital expenditures and repayment of long-term debt.

Although we have historically been able to satisfy our cash requirements from cash flow from operations and debt financing, our ability to continue to do so will be affected by our ability to maintain and improve our margins and, in the case of external financing, market conditions, which in turn may be affected by several factors outside of our control. We reevaluate our capital requirements regularly in light of our cash flow from operations, the progress of our expansion plans and market conditions. To the extent that we do not generate sufficient cash flow from our operations to meet our capital requirements, we may rely on other financing activities, such as external long-term borrowings and securities offerings, including the issuance of equity, equity-linked and other debt securities. During the second quarter of 2003, we began to gradually increase our cash holdings to better reflect the extent of our operating and investing activities.

Our net cash provided by operating activities amounted to (Won)472.7 billion in 2001, (Won)1,053.4 billion in 2002 and (Won)1,671.8 billion (US$1,458.0 million) in 2003. Our net cash provided by operating activities amounted to (Won)41.6 billion in the three-month period ended March 31, 2003 and (Won)758.7 billion (US$661.6 million) in the corresponding period in 2004. The increase in net cash provided by operating activities was due primarily to the increase in cash receipts from our sales which outpaced the increase in our cash expenditures and which was reflected in our net income of (Won)348.1 billion and (Won)1,006.5 billion (US$877.7 million) in 2002 and 2003, respectively, compared to net loss of (Won)295.3 billion incurred in 2001. We incurred a net loss of (Won)31.4 billion in the three-month period ended March 31, 2003 compared to a net income of (Won)639.7 billion (US$557.8 million) in the corresponding period in 2004. The positive effect of increases in our depreciation and amortization expense on net cash provided by operating activities was offset by an increase in accounts receivable in the amount of (Won)99.8 billion, (Won)156.2 billion and (Won)607.5 billion (US$529.8 million) in 2001, 2002 and 2003, respectively, and (Won)220.9 billion and (Won)112.2 billion (US$97.8 million) in the three-month periods ended March 31, 2003 and 2004, respectively. Accounts receivable over these periods have increased in line with increased sales. The increase in net cash provided by operating activities in 2002 was also partially reduced by an increase in inventories in the amount of (Won)146.5 billion, compared to a decrease of (Won)103.1 billion in 2001. The increase in inventories in 2002 reflected a higher level of finished products, work-in-process and raw materials as a result of increased sales activities and projected demand growth for 2003. Inventories decreased by (Won)62.3 billion (US$54.3 million) in 2003 as a result of tight inventory management facilitated by increased customer demand. Inventories increased by (Won)41.5 billion (US$36.2 million) in the three-month period ended March 31, 2004 compared to the corresponding period in 2003 primarily as a result of increased sales activities and projected demand growth for 2004.

The cyclical market conditions that are characteristic of our industry, as well as the regular ramp-up of our new fabs, contribute to the fluctuations in our inventory levels from period to period. In 2001, a late surge in demand for TFT-LCD display panels led to a 29.1% decrease in our inventories from year-end 2000 despite significant oversupply in the market for the first nine months of the year. In 2002, we began commercial production at P4 in March while market demand began to decline starting in September. The increase in our production output, compounded by reduced market demand, resulted in a 58.2% increase in our inventories from year-end 2001. In 2003, strong demand and an expanding TFT-LCD market caused a 15.6% decrease in our inventory levels from year-end 2002. Inventories comprised the following for the periods indicated:

	As of December 31,
	2000		2001		2002		2003
	(in billions of Korean Won)
Finished Goods	(Won)	155.9	(Won)	103.9	(Won)	211.4	(Won)	122.3
Work in process		82.2		38.0		59.8		88.7
Raw Materials		116.7		109.8		127.0		124.9

		354.8		251.7		398.2		335.9

Our net cash used in investing activities amounted to (Won)803.5 billion in 2001, (Won)1,126.1 billion in 2002 and (Won)1,452.7 billion (US$1,266.9 million) in 2003. Our net cash used in investing activities amounted to (Won)275.7 billion in the three-month period ended March 31, 2003 and (Won)730.4 billion (US$637.0 million) in the corresponding period in 2004. Net cash used in investing activities primarily reflected the substantial capital expenditures we have invested in connection with the expansion of our production capacity in recent years, mainly relating to construction of our new fabrication facilities and acquisition of new equipment. These capital expenditures amounted to (Won)782.1 billion, (Won)1,116.9 billion and (Won)1,438.2 billion (US$1,254.2 million) in 2001, 2002 and 2003, respectively, and (Won)275.1 billion and (Won)745.3 billion (US$650.0 million) in the three-month periods ended March 31, 2003 and 2004, respectively. We expect our capital requirements to increase significantly as we complete the construction and equipping of P6. We plan to begin commercial production at P6 during the third quarter of 2004. We intend to fund our capital requirements associated with the build-out of P6 with cash flow from operations. We will fund our new capital requirements arising from other capacity expansion projects we may undertake in the future, including the development of the Paju industrial complex, including our seventh fabrication facility, or P7, with the net proceeds from this offering, cash flow from operations and other financing activities, such as external long-term borrowings and securities offerings.

We currently expect our capital expenditures to be approximately (Won)3.6 trillion (US$3.1 billion) in 2004, primarily to fund capacity expansion, the construction and equipping of P6 and improvements to our pre-existing facilities. Based on our preliminary estimates, we currently expect our capital expenditures to be between (Won)3.9 trillion (US$3.4 billion) and (Won)4.8 trillion (US$4.2 billion) in 2005, the substantial majority of which is allocated for costs associated with P7. However, our overall expenditure levels and our allocation among projects are subject to many uncertainties, some of which are beyond our control. We review the amount of our capital expenditures quarterly and may make adjustments from time to time based on cash flow from operations, the progress of our expansion plans and market conditions. We believe that the net proceeds from this offering, together with existing cash and cash equivalents and expected cash flow from operations, will be sufficient to meet our capital expenditure, working capital and cash obligations under our existing debt arrangements and technology license agreements for at least the next twelve months.

Our net cash provided by financing activities amounted to (Won)351.6 billion in 2001, (Won)90.4 billion in 2002 and (Won)214.8 billion (US$187.3 million) in 2003. Our net cash provided by financing activities amounted to (Won)263.5 billion in the three-month period ended March 31, 2003 and (Won)10.0 billion (US$8.7 million) in the corresponding period in 2004. The significant amount of net cash provided by financing activities in 2003 reflects primarily proceeds from our issuance of long-term debt, including US$365 million aggregate principal amount of U.S. dollar-denominated senior floating rate notes, US$35 million in term loans and an issuance of (Won)250 billion principal amount of debentures, partially offset by a repayment of US$410 million of outstanding long-term debt. We paid dividends to our shareholders in the amount of (Won)179.0 billion in 2001. The significant decrease in net cash provided by financing activities in the three-month period ended March 31, 2004 was due primarily to repayment of short-term borrowings in the amount of (Won)49.1 billion (US$42.8 million) compared to proceeds from short-term borrowings in the amount of (Won)250.4 billion in the corresponding period in 2003.

As of December 31, 2003, we had a total of (Won)159.2 billion (US$138.8 million) outstanding under short-term borrowings. As of March 31, 2004, we had a total of (Won)110.1 billion (US$96.0 million) outstanding under short-term borrowings. The weighted average interest rate under the terms of these short-term borrowings was 4.02%, 2.02% and 1.19% as of December 31, 2001, 2002 and 2003. All of our short-term borrowings are loans from local and foreign banks extended to us or our subsidiaries. We have pledged certain accounts receivable as collateral under discounted accounts receivable financings, and as of December 31, 2003, the total pledged amount under such financings was (Won)118.0 billion (US$98.8 million).

We have in place overdraft agreements with various banks in the amount of (Won)57.3 billion that are renewable on a yearly basis. There were no drawdowns under these agreements as of December 31, 2003. In addition, we also maintain a standby facility arrangement and a revolving credit facility with certain banks in the aggregate amount of (Won)500 billion and (Won)100 billion, respectively. To date, we had no amounts outstanding under either of the standby facility or the revolving credit facility. Our U.S. subsidiary LG.Philips LCD America entered into a local credit agreement with Comerica Bank for a credit line in the aggregate amount of US$20 million in connection with which LG.Philips LCD America pledged certain accounts receivable and inventories as collateral. In May 2004, LG.Philips LCD America renegotiated the credit agreement for an unsecured credit line of US$7 million. To date, there have been no drawdowns under this agreement.

As of March 31, 2004, we had outstanding long-term debt including current portion in the amount of (Won)1,820.1 billion (US$1,587.3 million), including US$505 million aggregate principal amount of U.S. dollar-denominated senior floating rate notes, US$35 million in term loans, (Won)1,050 billion of Korean Won-denominated debentures and (Won)117.8 billion in Korean Won-denominated loans. US$365 million of senior floating rate notes, half of which matures in 2005 and the other half in 2006, bear interest at three-month LIBOR plus a spread ranging from 1.0% to 1.3% depending on our ability to meet certain financial ratios. The remaining US$140 million of senior floating rate notes bear interest at six-month LIBOR plus a spread of 1.1% and will mature in September 2004.

In April 2001, we arranged US$550 million of medium-term notes maturing in 2004 through certain financial institutions, primarily to fund capital expenditures and for general corporate purposes. We redeemed US$410 million of these notes in 2003 with the proceeds from the US$365 million U.S. dollar-denominated senior floating rate notes and US$35 million term loans described above. The remaining US$140 million of medium-term notes bear interest at six-month LIBOR plus 1.1% and will mature in September 2004. Currently, US$500 million of our US$540 million aggregate principal amount of U.S. dollar-denominated borrowings are hedged against foreign exchange rate and interest rate fluctuations.

We issued (Won)200 billion principal amount of five-year debentures in July 2001, (Won)300 billion principal amount of five-year debentures in November 2002, (Won)250 billion principal amount of five-year debentures in October 2003 and (Won)300 billion principal amount of five-year debentures in May 2004. Each issue bears a fixed interest rate, ranging from 5.0% to 6.0%. We are evaluating our refinancing options for US$140 million of medium-term notes maturing in September 2004.

Terms of our U.S. dollar-denominated senior floating rate notes and Korean Won-denominated debentures contain provisions that would trigger a requirement for early payment. The principal and interest under these obligations may be accelerated if there is a default, including defaults triggered by failure to comply with financial covenants and cross defaults triggered under our other debt obligations.

Our debt obligations as of December 31, 2003 are set forth below.

Short-Term Debt Obligations as of December 31, 2003
Borrower	Date of Issuance	Securities	Amount as of December 31, 2003 (in billions of Won)		Original Principal Amount (in millions of US$ and millions of Japanese yen)	Principal Underwriters, Purchasers	Maturity
LG.Philips LCD Nanjing	9/24/03-12/24/03	Short Term Loan	(Won)	24	US$20	ICBC, Bank of China, China Merchants Bank, Guangdong Development Bank	9/23/04-12/23/04

LG.Philips LCD	11/27/03-12/29/03	Export Bill Discount		118	US$99	The Hongkong Shanghai Banking Corporation and other financial institutions	1/1/04-2/20/04

LG.Philips LCD	12/30/03	Banker’s Usance		0.06	¥5.6	Chohung Bank	3/29/04

LG.Philips LCD Japan	11/30/03	Short Term Loan		17	¥1,550	Mizuho Bank	5/31/04

	Sub-total			159

Long-Term Debt Obligations as of December 31, 2003
Borrower	Date of Issuance	Securities	Amount as of December 31, 2003 (in billions of Won)		Original Principal Amount (in billions of Won, millions of US$ and Chinese RMB)	Principal Underwriters or Purchasers or Borrower	Maturity
LG.Philips LCD	8/28/03	Long Term Loan	(Won)	59	(Won)59	KEXIM	2/27/06-8/27/08 *2 year grace and 3 year installment payment

LG.Philips LCD Nanjing	3/14/03-8/14/03	Long Term Loan		55	RMB100 US$34	ICBC, Bank of China, China Merchants Bank, Guangdong Development Bank	9/17/05-3/16/08

LG.Philips LCD	9/10/01	Term Notes		167 *Current portion of long-term debt	US$140	Citicorp International, ABN AMRO	9/10/04

LG.Philips LCD	5/14/01	Debentures		299 *Current portion of long-term debt	(Won)300	SK Securities Co., Ltd., Korea Development Bank	5/14/04 *Refinanced in May 2004

LG.Philips LCD	7/30/01	Debentures		194	(Won)200	SK Securities Co., Ltd., Korea Development Bank	7/31/06

LG.Philips LCD	11/6/02	Debentures		287	(Won)300	SK Securities Co., Ltd., Korea Development Bank	11/6/07

LG.Philips LCD	10/2/03	Debentures		246	(Won)250	SK Securities Co., Ltd., LG Investment & Securities	10/2/08

LG.Philips LCD	11/4/03	Floating Rate Notes		241	US$202	Korea Development Bank, ABN AMRO, Woori Bank, China Construction Bank, DBS Bank, Mizuho Corporate Asia (H.K.) Limited	Half on 11/4/05, half on 11/4/06

LG.Philips LCD	11/4/03	Term Notes		75	US$63		Half on 11/4/05, half on 11/4/06

LG.Philips LCD	12/11/03	Term Notes		120	US$100		Half on 12/11/05, half on 12/11/06

LG.Philips LCD	12/11/03	Term Notes		42	US$35		Half on 11/4/05, half on 11/4/06

	Sub-total			1,785

Current portion of long-term debt obligation				466

Long-term debt, excluding current portion of long-term debt				1,319

Debt obligation				1,944

We have not entered into any financial guarantees or similar commitments to guarantee the payment obligations of our subsidiaries or other third parties.

Set forth below are the aggregate amounts, as of December 31, 2003, of our future contractual financing and licensing obligations under our existing debt and other contractual arrangements.

	Payments Due by Period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of Won)
Long-Term Debt, including current portion	(Won)	1,785,067	(Won)	466,486	(Won)	706,529	(Won)	612,052	—
Operating Leases		862		529		326		7	—
Fixed License Payment		18,921		4,014		8,027		6,880	—

Total Obligations		1,804,850		471,029		714,882		618,939	—

In addition to fixed license payments listed above that we are obligated to make under certain technology license agreements, we also have continuing obligations to make cash royalty payments under our technology license agreements, the amount of which are generally determined based on a percentage of sales of our TFT-LCD products.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)6.4 billion in 2001, (Won)23.5 billion in 2002 and (Won)39.5 billion (US$34.4 million) in 2003, representing 7.1% of our research and development expenses in 2001, 20.0% in 2002 and 23.1% in 2003. Expenses relating to our license fees and royalty payments under existing license agreements were (Won)6.6 billion, or 23.7% of our research and development expenses, and (Won)12.0 billion, or 23.7%, in the three-month period ended March 31, 2003 and 2004, respectively. We expect to make additional license fee payments as we enter into new technology license agreements from time to time with third parties.

In connection with the settlement of a pending lawsuit relating to patent infringement, we recognized a gain of (Won)2.3 billion in 2001 and (Won)4.6 billion in 2002. No gain or loss has been recognized in connection with any lawsuits since 2003.

Material Related Party Transactions

We engage from time to time in a variety of transactions with related parties. See “Certain Relationships and Related Party Transactions.”

We sell our products to certain subsidiaries of LG International in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region. Sales to subsidiaries of LG International on an aggregate basis amounted to 10.7%, 27.0% and 10.0% in 2001, 2002 and 2003, respectively, and 22.2% and 4.0% in the three-month periods ended March 31, 2003 and 2004, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

In addition, we procure a portion of our production equipment and components from LG International’s overseas subsidiaries in Japan, Europe and the United States. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are determined on an arm’s-length basis. Our purchases of equipment and components from subsidiaries of LG International amounted to (Won)226.5 billion, or 9.4% of our total equipment and component purchases, in 2001, (Won)740.4 billion, or 22.3%, in 2002 and (Won)768.2 billion (US$669.9 million), or 17.5%, in 2003. For the three-month periods ended March 31, 2003 and 2004, such purchases amounted to (Won)259.3 billion, or 27.8% of our total equipment and component purchases, and (Won)332.1 billion (US$289.6 million), or 18.6%, respectively. We also purchase raw materials, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chemical, LG MRO and LG Engineering & Construction Co., Ltd. Our total purchases of materials, components and services from LG Electronics and its affiliated companies amounted to (Won)460.4 billion, or 17.7% of our total purchases of materials, components and services, in 2001, (Won)548.9 billion, or 16.5%, in 2002 and (Won)1,333.0 billion (US$1,162.5 million), or 28.4%, in 2003. For the three-month periods ended March 31, 2003 and 2004, such purchases amounted to (Won)189.9 billion, or 18.8% of our total purchases of materials, components and services, and (Won)450.8 billion (US$393.1 million), or 23.8%, respectively.

We sell TFT-LCD panels, primarily large-size panels for desktop monitors and televisions, to LG Electronics on a regular basis. Pricing and other principal terms of the sales to LG Electronics are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to LG Electronics on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)367.2 billion, or 15.7% of our sales, in 2001, (Won)691.3 billion, or 19.4% of our sales, in 2002 and (Won)1,527.6 billion (US$1,332.2 million), or 25.1% of our sales, in 2003. For the three-month periods ended March 31, 2003 and 2004, such sales amounted to (Won)272.6 billion, or 27.7% of our sales, and (Won)469.3 billion (US$409.3 million), or 21.4% of our sales, respectively.

We also sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)133.3 billion, or 5.7% of our sales, in 2001, (Won)140.5 billion, or 3.9% of our sales, in 2002 and (Won)603.6 billion (US$526.4 million), or 9.9% of our sales, in 2003. For the three-month periods ended March 31, 2003 and 2004, such sales amounted to (Won)44.4 billion, or 4.5% of our sales, and (Won)315.0 billion (US$274.7 million), or 14.4% of our sales, respectively.

We also purchase driver integrated circuits from Philips Electronics’ semiconductor division under a volume and price agreement. These purchases amounted to (Won)5.5 billion, (Won)25.4 billion and (Won)37.1 billion (US$32.4 million) in 2001, 2002 and 2003, respectively, and (Won)9.6 billion and (Won)9.4 billion (US$8.2 million) in the three-month periods ended March 31, 2003 and 2004, respectively.

Off-Balance Sheet Arrangements

Historically, we have not engaged in any material off-balance sheet financing activities to finance our operations or expansion. We enter into foreign currency forward contracts to hedge transaction risks related to changes in currency exchange rates.

We plan to enter into a revolving US$300 million asset-backed commercial paper program in the third quarter of 2004 using the aggregate accounts receivable of our four sales subsidiaries in Germany, Taiwan, Japan and the United States. We intend to use the proceeds from this financing to reduce the payment terms of our sales subsidiaries’ accounts payable and to meet working capital needs.

Taxation

The effective statutory corporate income tax rate currently applicable to us is 16.5% for the first (Won)100 million of our taxable income and 29.7% for our taxable income in excess of (Won)100 million for each fiscal year beginning on or after January 1, 2002. Prior to its amendment in accordance with the Corporation Tax Law enacted in December 2001, the tax rate applicable to us was 17.6% and 30.8%, respectively.

In December 2003, the statutory corporate income tax rate was further amended to 27.5% of taxable income for each fiscal year beginning on or after January 1, 2005. As a result, the effective statutory income tax rate applicable to us will be 14.3% for the first (Won)100 million of our taxable income and 27.5% for our taxable income in excess of (Won)100 million for each fiscal year beginning on or after January 1, 2005. We have calculated our deferred income tax assets as of December 31, 2003 taking into consideration the change in effective tax rate beginning on January 1, 2005.

Tax Exemptions

Under the Special Tax Treatment Control Law of Korea, we are entitled, beginning in August 1999 when we registered Philips Electronics’ investment in us, to the following tax exemptions:

•	an exemption from corporate income tax in an amount proportional to the percentage of foreign direct equity investment in us for seven years and at one-half of that percentage for three years thereafter;

•	an exemption from local taxes, such as registration tax and property tax, in an amount proportional to the percentage of foreign direct equity investment in us for five years and at one-half of that percentage for three years thereafter (the exemption rate may be further increased and the applicable period further extended pursuant to local ordinances);

•	100% exemption for seven years from withholding tax on dividends paid to foreign investors who directly acquire new shares issued by us through a foreign direct investment under the Foreign Investment Promotion Act of Korea and 50% exemption for three years thereafter; and

•	100% exemption for three years from customs duties and value-added tax on capital equipment imported directly for use in our business, up to the amount of the foreign direct equity investment in us.

In 2003, we received a tax benefit of (Won)153.6 billion, or 14.5% of income before income taxes, as a result of Philips Electronics’ 50% ownership in us. We will lose 0.29% of the tax exemption benefit for each 1% reduction in Philips Electronics’ ownership in us, assuming that the income tax rate and qualifying business exemption ratio applicable to us are the same as those in 2003. Losses of portions of this tax exemption could negatively affect our results of operations.

Tax Credits

We are entitled to tax credits relating to certain investment and technology and human resources development under the Special Tax Treatment Control Law. Specifically, we are entitled to a tax credit of 10% for our capital investments made on or before June 30, 2003 and 15% for our capital investments made on or before June 30, 2004, each in proportion to the percentage of equity investment in us other than foreign direct equity investment. In addition, we are entitled to a tax credit of up to 40% of the increase in certain expenses incurred in connection with technology and human resources development over the average of such expenses during the previous four years.

Tax credits not utilized in the fiscal year during which the relevant investment was made may be carried forward over the next four years in the case of capital investments and seven years in the case of investments relating to technology and human resources development. As of December 31, 2003, we had available deferred tax assets related to these credits in the amount of (Won)92.5 billion (US$80.7 million), which may be utilized against future income tax liabilities through 2007.

Recognition of Deferred Income Tax Assets

We recognize deferred income tax assets (net of valuation allowance) to the extent that, in the judgment of management, utilization of the related tax benefits before their expiration is more likely than not. Our ability to utilize the future tax benefits related to our deferred tax assets depends on many factors, including an assessment of our ability to generate taxable income, the overall industry outlook and the outlook for the Korean economy. We value our deferred income tax assets on an ongoing basis, and make valuation allowances if, in our assessment, current results suggest that it is more likely than not that a portion or all of our deferred income tax assets will not be realized before their expiration. We have determined that no valuation allowance was required as of December 31, 2001, 2002 and 2003.

As of December 31, 2003, we had (Won)142.3 billion (US$124.1 million) in net deferred income tax assets, including unused investment tax credits of (Won)92.5 billion (US$80.7 million) that may be used to offset taxable income through 2007.

Market Risks

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from changes in interest rates and foreign exchange rates, and we utilize derivative financial instruments to mitigate these risks. We also used various derivative instruments, principally forward contracts with maturities of one year or less, to manage our exposure associated with net asset and liability positions and cash flows denominated in foreign currencies. We have used, and intend to continue to use, these derivative financial instruments only for hedging purposes and not for speculative purposes.

Our primary market risk exposures relate to interest rate movements on variable rate borrowings and exchange rate movements on foreign currency-denominated accounts receivable, mostly denominated in U.S. dollars and Japanese yen, and foreign currency-denominated accounts payable for purchases of raw materials and equipment, primarily denominated in Japanese yen. The fair value of our financial instruments has been determined as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value is based on quoted market prices where available.

Interest Rate Risks

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which are typically incurred to fund capital expenditures, as well as for working capital and other general corporate purposes. As of March 31, 2004, we had outstanding long-term debt, including current portion, in the amount of (Won)1,820.1 billion (US$1,587.3 million). We have entered into derivative transactions with regard to interest rates for our existing U.S. dollar-denominated floating rate notes. We may enter into similar arrangements in the future to manage our exposure to changes in interest rates.

We may be exposed to interest rate risks on additional debt financing that we may periodically undertake to fund capital expenditures required for our capacity expansion. Upward fluctuations in interest rates increase the cost of new debt. The interest rate that we will be able to obtain in a new debt financing will depend on market conditions at that time and may differ from the rates we have secured on our current debt.

As of March 31, 2004, we had (Won)580.8 billion (US$505 million) aggregate principal amount of U.S. dollar-denominated senior floating rate notes outstanding and (Won)40.3 billion (US$35 million) in term loans outstanding. The interest rate on these notes is set based on three-month LIBOR plus 1.2% or six-month LIBOR plus 1.1%. Interest rate adjustments are also made based on our debt-to-equity ratio. The table below provides information about our financial instruments that are sensitive to changes in interest rates. The risk associated with fluctuating interest expense is limited to our U.S. dollar-denominated senior floating rate notes and U.S. dollar-denominated term loans, and we do not believe that a near-term 10% change in the effective interest rate would have a significant impact on our cash flows. We currently do not have any capital lease obligations.

	Expected Maturity Dates												Fair Value at December 31, 2003
	2004		2005		2006		2007		2008 and thereafter		Total
	(in billions of Won, except interest rate)
Long-term debt obligations
Fixed rate ((Won))	(Won)	299.3		—	(Won)	208.5	(Won)	311.5	(Won)	265.9	(Won)	1,085.1	(Won)	1,061.5
Average interest rate		7.0%		—		6.0%		6.0%		6.0%		—		—
Fixed rate (RMB)		—		—		—		—	(Won)	14.4	(Won)	14.4	(Won)	13.3
Average interest rate		—		—		—		—		5.0%		—		—
Variable rate (US$)	(Won)	167.2	(Won)	245.7	(Won)	252.5	(Won)	19.4	(Won)	0.9	(Won)	685.6	(Won)	623.8
Average interest rate		2.4%		2.4%		2.4%		2.4%		2.4%		—		—

Foreign Currency Risk

The primary foreign currencies to which we are exposed are the U.S. dollar and the Japanese yen. As of December 31, 2003, we had U.S. dollar-denominated accounts receivable of US$768.9 million, which represented 78.4% of our total accounts receivable balance. We also had Japanese yen-denominated accounts receivable of ¥8,873 million as of December 31, 2003, which represented 8.4% of our total accounts receivable balance. In addition, as of December 31, 2003 we had Japanese yen-denominated accounts payable of ¥14,298 million, arising primarily from our purchases of raw materials and equipment from Japanese suppliers.

We enter into short-term, foreign currency forward contracts with major financial institutions to minimize the impact of foreign currency fluctuations on our results of operations. Gains and losses on foreign currency forward contracts are recorded in the period of the exchange rate changes as foreign exchange gain or loss.

The table below sets forth our outstanding foreign currency forward contracts as of December 31, 2003. Based on our overall foreign currency exposure as of December 31, 2003, including derivative financial instruments, foreign currency-denominated receivables and payables and U.S.-dollar denominated senior floating rate notes, we do not believe that a short-term 10% appreciation or depreciation of the U.S. dollar against the Korean Won or the Japanese yen would have a significant effect on our financial condition, results of operations or cash flows.

Beginning on May 6, 2003, we began to hedge against the effect of exchange rate fluctuations of the U.S. dollar against the Korean Won on our U.S. dollar debt exposure using cross-currency swap contracts and on our long-term sales exposure using forward contracts. Currently US$500 million of our US$540 million aggregate principal amount of U.S. dollar-denominated borrowings have been hedged.

Foreign Currency Forward Contracts:

Contracts to sell US$/buy Korean (Won):
Aggregate contract amount	US$	967 million
Average contractual exchange rate	(Won)	1,207.55/US$
Fair value	(Won)	1,049 million

Contracts to sell US$/buy Japanese ¥:
Aggregate contract amount		¥25,940 million
Average contractual exchange rate		¥109.14/US$
Fair value	(Won)	5,541 million

Foreign Currency Cross Currency Swap

Contracts to sell Korea (Won) /buy US$:
Aggregate contract amount	US$	500 million
Average contractual exchange rate	(Won)	1,196.19/US$
Fair value	(Won)	(3,586) million

Other Risks

We are exposed to credit risk in the event of non-performance by the counterparties under our foreign currency forward contracts at maturity. In order to minimize this risk, we limit the transaction amount with any one party and continually monitor the credit quality of the counterparties to these financial instruments. We do not anticipate any material losses from these contracts, and we believe the risk of non-performance by the counterparties under these contracts is remote.

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two shareholders as end-brand customers, together accounted for 75.1% of our sales in 2001, 83.2% in 2002 and 78.8% in 2003, and 77.8% and 78.4% in the three-month periods ended March 31, 2003 and 2004, respectively. Although we negotiate directly with our end-brand customers concerning the terms and conditions of the sales, we typically invoice and ship our products to their designated system integrators. In addition, a significant amount of our sales to end-brand customers and their system integrators located in certain regions are sold through LG International. Our sales to this affiliated trading company accounted for 10.7%, 27.0% and 10.0% in 2001, 2002 and 2003, respectively, and 22.2% and 4.0% for the three-month periods ended March 31, 2003 and 2004, respectively. As a result of our significant dependence on a concentrated group of end-brand customers and their designated system integrators, as well as the significant amount of sales we make to our affiliated trading company, we are exposed to credit risks associated with these entities. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 45 days. We manage our accounts receivable and credit exposure to customers by establishing credit limits for each customer in accordance with our internal credit guidelines. Our sales performance and review committee, which includes the chief financial officer, executive vice-president of worldwide sales and the vice-president of finance and risk management, conducts a comprehensive review of all customer credit limits at least once a year. The committee also meets periodically to review the overdue status of accounts receivable and other credit-related matters, including approval of new credit lines and adjustments to current limits. In addition, we review and monitor credit limits for certain customers on a demand basis. When the requested increase in credit line exceeds the limit set for that customer by our internal guidelines, we require credit enhancement in the form of accounts receivable insurance, factoring and letters of credit. In the absence of such arrangements, we may provide a special credit limit in accordance with our internal guidelines for additional sales in excess of the customer’s credit limit. To date we have not experienced any material problems relating to customer payments.

Inflation in Korea, which was 4.1% in 2001, 2.7% in 2002 and 3.6% in 2003, has not had a material impact on our results of operations in recent years.

Recent U.S. GAAP Accounting Pronouncements

In June 2001, the FASB issued FAS No. 143, “Accounting for Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. We adopted FAS No. 143 on January 1, 2003. The adoption of FAS No. 143 did not have a material impact on our consolidated results of operations and financial position.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34.” The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on our consolidated results of operations and financial position as of and for the year ended December 31, 2003.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EIFT Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect EITF Issue No. 00-21 to have a material impact on our consolidated results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51.” This interpretation addresses consolidation by business enterprises of variable interest entities which have certain characteristics. We do not expect FIN 46 to have a material impact on our consolidated results of operations or financial position.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and is effective for all financial instruments entered into or modified after May 31, 2003. The Statement is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires that certain financial instruments be classified as liabilities in statements of financial position. The Statement affects accounting for 1) mandatorily redeemable shares of stock, which the issuing company is obligated to buy back in exchange for cash or other assets, 2) put options and forward purchase contracts involving instruments that do or may require the issuer to buy back some of its shares of stock in exchange for cash or other assets, and 3) instruments that can be settled with shares of stock. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. We do not currently have any financial instruments with characteristics of both liabilities and equity. Therefore, there is no impact of this statement on our consolidated financial statements.

INDUSTRY OVERVIEW

Introduction

TFT-LCD technology is currently the most widely used flat panel display technology. In 2003, DisplaySearch, one of the leading independent industry research firms, reported that flat panel display industry sales were in excess of US$40 billion, with TFT-LCD capturing US$32 billion, or approximately 49% of the total display market. The following table shows the revenues for the display market, which includes flat panel displays and conventional displays using CRTs:

Display Market Revenues: 1998 to 2003 (in billions of U.S. dollars)

Source: DisplaySearch Quarterly Worldwide Flat Panel Forecast Report (Q4’03).

Commercial production of TFT-LCD products began in the 1990s, and since then TFT-LCD has emerged as the dominant technology for notebook computers, captured approximately 44% of all desktop monitor unit sales in 2003 and experienced high growth rates in penetration into the television market. This trend has primarily been driven by certain attractive physical (slimness, flatness, lighter weight, portability), electrical (lower power consumption, lower radiation) and visual (higher resolution, more stable picture quality, no flickering) attributes of TFT-LCD products.

In addition to TFT-LCD, other flat panel display technologies currently being developed or improved include, among others, PDP and TFT-LED, otherwise known as active matrix OLED, technologies. TFT-LCD offers lighter weight, lower power consumption, longer product lifetime and higher resolution than PDP technology. We believe that current material and process capabilities do not yet support the emergence of a commercial market for large-size panels, or panels 10.0 inches and larger in size, using TFT-LED technology.

Technology Description

TFT-LCD Technology

TFT-LCD consists of two thin glass substrates and polarizer films between which a layer of liquid crystals is deposited and behind which a light source called a backlight unit is mounted. The front glass substrate is fitted with a color filter, while the back glass substrate, also called a TFT array, has a thin film of transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the front glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel.

Manufacturing Process

The process for manufacturing a TFT-LCD consists of four steps:

•	TFT array process – involves fabricating a large number of thin-film transistors on the back glass substrate. The number of transistors corresponds to the number of pixels on the screen. The process is similar to the process for manufacturing semiconductor chips, except that transistors are fabricated on large glass substrates instead of silicon wafers. Unlike in the semiconductor industry, however, the number of transistors per glass substrate is not a primary driver of the manufacturing costs for TFT-LCDs. Once the TFT array process on glass substrates is completed, the substrates are cut into panel-sized pieces;

•	Color filter process – involves fabricating a large number of color regions on the front glass substrate that overlays the TFT array in the cell process. The colored dots of red, green and blue combine to form various colors. The process is similar to the TFT array process but involves depositing colored dyes instead of transistors;

•	Cell process – involves joining together the back glass substrate that is arrayed with transistors and the front glass substrate that is patterned with a color filter. The space between the two glass substrates is filled with liquid crystal materials. The resulting panel is called a cell; and

•	Module assembly process – involves connecting additional components, such as driver integrated circuits and backlight units, to the cell formed by combining the glass substrates and liquid crystal materials.

The TFT array, color filter and cell processes are capital-intensive and require highly automated production equipment and are the primary determinants of fixed manufacturing cost. In contrast, the module assembly process involves semi-automated production equipment and manual labor to assemble the various components. Materials are the primary drivers of variable manufacturing cost.

TFT-LCD Markets and Market Growth

Based on data from DisplaySearch, approximately 382 million TFT-LCD panels were sold worldwide in 2003, compared to approximately 60 million in 1999, and the TFT-LCD industry generated revenues from these sales of approximately US$32 billion in 2003, compared to revenues of approximately US$13 billion in 1999. Based on the difference in end applications and technical requirements, the TFT-LCD industry may be divided into the following four main markets: notebook computers, desktop monitors, televisions, and other applications.

The following tables set forth, for the periods indicated, the number of TFT-LCD panels sold worldwide and the revenues for each principal TFT-LCD market, based on data from DisplaySearch.

	1999		2000		2001		2002		2003(2)
	(in millions of units)
TFT-LCD panels sold for:
Notebook computers (≥10”)		16.7		21.7		24.8		29.7		37.7
Desktop monitors (≥10”)		5.4		7.3		18.4		35.5		52.9
Televisions (≥10”)		0.0		0.2		0.6		1.6		5.0
Other applications(1)		37.8		59.5		86.4		141.5		286.4

Total		59.8		88.7		130.3		208.3		382.0

Total (≥10” only)		22.9		30.6		45.4		68.6		98.1

	1999		2000		2001		2002		2003(2)
	(in billions of US$)
TFT-LCD panels revenues for:
Notebook computers (≥10”)	US$	7.3	US$	9.2	US$	5.5	US$	6.8	US$	7.6
Desktop monitors (≥10”)		3.5		4.3		5.6		9.8		13.1
Televisions (≥10”)		0.0		0.1		0.3		0.5		2.3
Other applications(1)		2.3		3.2		3.6		5.3		9.2

Total		13.1		16.9		14.9		22.4		32.1

Total (≥10” only)		11.1		14.1		11.8		17.6		23.5

Source: DisplaySearch Quarterly Worldwide Flat Panel Forecast Report (Q4’03).

(1)	Other applications include small- and medium-size TFT-LCD panels and industrial applications.
(2)	Estimates.

Notebook Computers

Notebook computers accounted for the largest portion of the TFT-LCD market prior to 2002 on a unit basis. Based on data from DisplaySearch, unit sales of large-size TFT-LCD panels for notebook computers grew from 16.7 million in 1999 to 37.7 million in 2003, and revenues grew from US$7.3 billion in 1999 to US$7.6 billion in 2003. The average notebook computer panel size has increased from less than 10.0 inches in the early 1990s to more than 14.0 inches in 2003, with 15.0-inch panels becoming increasingly popular as notebook computers with 15.0-inch screens became a mainstream alternative to desktop computers.

Production, sales and marketing of TFT-LCD panels for notebook computers depend on the coordination between the panel supplier, the end-brand customer and, in some cases, the system integrator, who use display panels in products they assemble on a contract basis for global brand customers. TFT-LCD panels for notebook computers often involve custom designs, as computer manufacturers seek to differentiate themselves from their competitors through unique design features. Historically, corporate purchases of notebook computers have comprised a substantial portion of notebook computer sales primarily from leading brand computer manufacturers.

Desktop Monitors

From 1999 to 2003, sales of TFT-LCD panels for desktop monitors grew at a compounded annual growth rate of 77.2% in units and 37.4% in revenues, as businesses and retail consumers substituted their existing CRT monitors with TFT-LCD monitors or purchased new desktop computers bundled with TFT-LCD monitors. Based on data from DisplaySearch, unit sales of large-size TFT-LCD panels for desktop monitors grew from 5.4 million in 1999 to 52.9 million in 2003, and revenues grew from US$3.5 billion in 1999 to US$13.1 billion in 2003. The average desktop monitor size has steadily increased from 15 inches in 1999 to more than 16.5 inches in 2003, with 17.0-inch monitors becoming the mainstream size.

Desktop monitors have become the largest TFT-LCD market, surpassing the notebook computer market in terms of revenues in 2001 and in terms of unit volume in 2002. Based on data from DisplaySearch, the demand for TFT-LCD monitors is expected to grow at a higher rate than the demand for desktop computers as substitution of existing CRT monitors is expected to continue for the next few years. Based on data from DisplaySearch’s Worldwide FPD Forecast (Q4’03), approximately 118.6 million total desktop monitors (CRT and TFT-LCD) were sold worldwide in 2003, of which 52.9 million were large-size TFT-LCD desktop monitors, representing a penetration of 44.6%. DisplaySearch estimates that total worldwide desktop monitor unit sales will reach approximately 127 million in 2004, of which approximately 71 million will consist of TFT-LCD desktop monitors, representing a penetration rate of 55.9%.

The production, sales and marketing of TFT-LCD desktop monitors, as is the case for the notebook computer market, depends on coordination among the panel supplier, the end-brand customer and, sometimes, the system integrator. While a substantial portion of desktop monitor sales also consists of purchases by corporations, unlike notebook computers, retail customers also comprise a large proportion of monitor purchases. Product requirements for desktop monitor panels tend to be less specific than for notebook computer panels, but product qualification and quality coordination remain important. TFT-LCD desktop monitors have improved on notebook computer display panel technology to integrate more enhanced designs and product features, which have further applicability to the consumer television market.

Televisions

Industry-wide commercial production of TFT-LCD panels for televisions began in 2000. Based on data from DisplaySearch, unit sales of television panels grew from 191 thousand in 2000 to 5.0 million in 2003, and market revenues grew from US$118 million in 2000 to US$2.3 billion in 2003. Currently the principal panel sizes for televisions are between 15.0 inches and 42.0 inches, and larger-size panels, up to 60.0 inches, could be ready for commercial production in the future as consumer demand increases.

Sales and marketing of display panels for TFT-LCD televisions depend on the sales channels of end-brand consumer electronics and computer manufacturers as they add TFT-LCD products to their portfolio in the 13.0-inch to 42.0-inch categories. TFT-LCD makers with established relationships with global brand television and computer manufacturers therefore would have an opportunity to shift their production capacity from the desktop monitor to the television market as the desktop monitor market reaches maturity in the future. In addition, because televisions are consumer products sold through multiple distribution channels, the product life cycle for televisions tends to be longer than computer products, resulting in closer, more stable, longer-term relationships between television and computer manufacturers and TFT-LCD panel suppliers.

Other Applications

The market for TFT-LCD panels used in handheld consumer electronics products, such as mobile phones and personal digital assistants, has remained relatively small in terms of revenues but is gradually expanding. Product life cycles for handheld consumer electronics products tend to be short as fashion shifts drive product demand in this market. Production, sales and marketing of TFT-LCD panels for handheld consumer electronics products depend on close collaboration between the end product designer and the display manufacturer. Handheld consumer electronics products using small-size TFT-LCD panels often involve significant engineering expense relative to their average selling prices, and TFT-LCD panels used in these applications typically require high levels of design and assembly expertise but relatively low levels of glass substrate processing capacity.

TFT-LCD panels are also used in a variety of niche markets such as specialty industrial, military and other consumer applications utilizing a wide range of technical and commercial specifications and form factors. Some applications in this category, such as medical imaging and diagnostic equipment, require large, high-resolution displays, while other applications, such as automobile navigation systems, might use smaller, lower resolution display panels. TFT-LCD panels for these applications offer incremental revenue opportunities for TFT-LCD manufacturers.

Customers and Customer Relationships

The bulk of finished TFT-LCD product sales currently flows through leading end-brand computer and consumer electronics manufacturers. These end-brand companies typically emphasize design and technological innovation as differentiating characteristics in their products. These TFT-LCD customers require a wide ranging, stable supply of high quality display panels in high volumes to meet their product needs. Because of product co-development requirements and diverse product needs, these end-brand customers usually prefer to enter into collaborative relationships with a small number of key suppliers. While these end-brand customers interact directly with their primary TFT-LCD panel suppliers on product design and development as well as price and volume negotiations, actual assembly of final products are typically completed using a number of system integrators. While non-brand or “white box” computer companies can take up mainstream product capacity, they typically do not sell premium product categories or foster display innovations.

Market share and TFT-LCD suppliers

The TFT-LCD industry is currently dominated by Korean, Taiwanese and Japanese manufacturers. The principal manufacturers of TFT-LCDs are:

•	LG.Philips LCD and Samsung Electronics, which are based in Korea;

•	AU Optronics, Chi Mei Optoelectronics (including International Display Technology or IDTech), Chunghwa Picture Tubes, HannStar and Quanta Display, which are based in Taiwan; and

•	Sharp and Hitachi, which are based in Japan.

Market Share of Large-Size Panels for Top Five Manufacturers Based on Revenue in 2003

Source: DisplaySearch Quarterly Large Area TFT-LCD Shipment Report (Q1’04). Numbers have been rounded to the nearest percent.

(1)	Market share of Chi Mei Optoelectronics includes IDTech’s unit sales.

Certain industry players dedicate a large portion of their production capacity for use in their own end-brand products. Other players, called merchant suppliers, use all of their production capacity to provide TFT-LCD panels to third parties, including global brand personal computer and consumer electronics manufacturers.

While the TFT-LCD industry is not yet mature, a multi-tier industrial structure is emerging. A few top-tier makers have sufficient capacity, technology and quality to be primary suppliers to the end-brand customers. Several TFT-LCD makers have average industrial positions, relegating them to secondary supplier positions with global brand owners and a primary position with a few regional brands. Third-tier makers serve a variety of other computer and consumer electronics manufacturers.

Industry Supply-Demand Dynamics and Pricing Environment

Currently, the potential market for TFT-LCD products stems from existing product applications, such as notebook computers, substitution of existing display technologies, such as CRT technology, as well as new product applications. As a result, we estimate that the potential market demand is greater than the current total TFT-LCD industrial capacity.

Up to 2001, the TFT-LCD market depended primarily on end-product demand in the notebook computer market. Cycles for information technology spending and new-generation TFT-LCD capacity drove price fluctuations. However, today, the mainstream market for large-size TFT-LCD panels has expanded from a notebook computer market to include desktop monitors and televisions. With improvements in product technology and display performance, TFT-LCD products have become a popular replacement to CRT desktop monitors. According to the DisplaySearch Quarterly Large Area TFT-LCD Shipment Report (Q4’03), desktop monitors have displaced notebook computers as the mainstream product category for large-size panels. As a direct result of development efforts in the desktop monitor market, TFT-LCD panels have improved in video display performance to meet the requirements of the consumer television market. This product category is expected to be the fastest growing TFT-LCD product category over the next five years, according to the DisplaySearch Quarterly LCD TV Shipment and Forecast Report (Q4’03).

Commercial TFT-LCD production is a nascent industry characterized by high growth in production capacity and revenues. In the past, prices tended to decline quickly when new capacity relative to the existing installed base was brought on line by multiple TFT-LCD makers in a short span of time. However, as the installed TFT-LCD production base continues to grow, incremental fab investments as a percentage of the installed production base will decline, resulting in declining growth rates in production capacity. Based on data from DisplaySearch, with nominal yield and utilization assumptions, large-display area capacity for the industry increased by 589% over the period from 1998 to 2001. However, over the period of 2001 to 2003, large-display area capacity increased 133%. Despite short-term supply and demand fluctuations, large increases in display area production capacity have been absorbed to date, according to data from the DisplaySearch Quarterly TFT-LCD Supply/Demand and Capital Spending Report (Q4’03).

TFT-LCD product prices tend, on average, to decline over time for a given product category and size, primarily because of reductions in cost per panel due to capacity growth, increases in economies of scale, and manufacturing technology innovations and improvements. Short-term supply-demand pressures can lead to more rapid price declines or increases. Improvements in display and product technologies and design innovations can also lead to higher average prices from time to time.

Manufacturing Productivity and Costs

Over the past decade, TFT-LCD manufacturers have continued to improve manufacturing scale and processes, as well as assembly technologies in order to improve capacity and decrease costs of manufacturing.

Successive generations of TFT-LCD fabs have been constructed to process increasingly larger sheets of glass substrates and therefore are able to cut larger numbers of panels from each piece of glass substrate in faster unit times. Advancements in larger substrate processing capacity have enabled TFT-LCD manufacturers to lower their fixed costs per panel and produce panels more efficiently. However, fab generation labels have largely been based on glass substrate sizes, which vary widely depending on the quoted source, and some observers have mistakenly associated industrial position with, and misplaced importance on, these generation labels.

An equally, if not more, important metric of manufacturing capability is a manufacturers’ ability to efficiently process total glass area, which is a function of manufacturing productivity. Improvements in manufacturing productivity include reducing the number of steps in the manufacturing process, using automation and robotics to improve efficiency and quality by reducing human contamination in clean-room manufacturing environments, reducing the number of components in the manufacturing process and simplifying assembly steps. Therefore, TFT-LCD makers also compete based on facility design and process innovation, and rapid increases in efficient throughput are as important as substrate size increases.

There are several definitions of “generations” in the TFT-LCD industry. References to fab generations made in this prospectus are based on our current definition of generations as indicated in the table below.

	Generation 2	Generation 3	Generation 4	Generation 5	Generation 6
Substrate Sizes (in millimeters)	360 x 465 370 x 470 400 x 500	550 x 650 590 x 670 600 x 720 620 x 750 650 x 830	680 x 880 730 x 920	1,000 x 1,200 1,100 x 1,250 1,100 x 1,300 1,200 x 1,300	1,500 x 1,800 up to approximately 2,000 x 2,000
LG.Philips LCD
P1	370 x 470
P2		590 x 670
P3			680 x 880
P4				1,000 x 1,200
P5				1,100 x 1,250
P6					1,500 x 1,850

Given the importance of manufacturing process technology in achieving improvements in manufacturing productivity, manufacturing equipment suppliers also play a vital role in the industry. Fabs tend to be large and complex, and given the nascent nature of the industry, key production equipment usually needs to be custom built and designed to specifications. There are also a limited number of suppliers to the industry for vital pieces of equipment, and these suppliers tend to be highly specialized. Equipment design for new generation fabs, especially ones that include process innovations, tends to be a collaborative process between the TFT-LCD manufacturer and equipment maker.

Improving manufacturing productivity also depends heavily on highly skilled human capital. Improvements in fab design and manufacturing processes rely on the skill of fab and manufacturing process design teams and engineers. Efficient operations producing high volumes of product also depend on skilled technicians operating the fab equipment. Therefore, learning from past experiences, accumulating the institutional knowledge, innovating and consistently applying those innovations to improve manufacturing productivity are important factors.

High-quality, high-volume TFT-LCD panel production also requires a stable supply of raw materials and components to meet the exact quality requirements of customers. Materials suppliers must also keep pace with the high volume growth of the industry. Rapid capacity increases can lead to material and component shortages and disrupt production. Therefore, TFT-LCD manufacturers must also maintain close relationships with these materials and components suppliers and manage their supply chains efficiently.

Constant improvements in manufacturing productivity and cost reduction are vital to success in the TFT-LCD industry. Achieving such productivity gains depends on a complex set of factors including scale, efficiency, process technology innovations and improvements in throughput.

BUSINESS

Overview

We are the world’s largest merchant supplier of large-size TFT-LCD panels. According to DisplaySearch, one of the leading independent industry research firms, we have been the world’s leading merchant supplier based on total units sold since 2002. We manufacture TFT-LCD panels in a broad range of sizes and specifications primarily for use in notebook computers, desktop monitors and televisions, and we are one of the world’s leading suppliers of high-definition television panels. We also manufacture TFT-LCDs for handheld consumer electronics products, such as mobile phones and personal digital assistants, as well as for industrial and other applications, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

In 2003, we sold a total of 20.9 million large-size TFT-LCD panels. According to DisplaySearch, we had a global market share for large-size display panels of approximately 22% based on sales revenue in 2003.

We were formed in September 1999 as a 50-50 joint venture between LG Electronics and Philips Electronics. We currently operate five fabrication facilities, called P1, P2, P3, P4 and P5, located in Gumi, Korea, and two assembly facilities located in Gumi, Korea and Nanjing, China. We are currently constructing our first sixth-generation fabrication facility, P6, also in Gumi, Korea. In addition, in March 2004, we broke ground on a new TFT-LCD industrial complex to be developed in Paju, Korea, where we plan to build our seventh fabrication facility, or P7. To date, we have begun preliminary construction work on P7.

We seek to build our market position based on collaborative customer relationships, a focus on high-end display products and manufacturing productivity. Our end-brand customers include many of the world’s leading manufacturers of notebook computers, desktop monitors and televisions. In 2003, for example, our display panels were included in products sold by Dell, Hewlett-Packard, IBM, Apple, Toshiba, NMV, LG Electronics and Philips Electronics, among others. LG Electronics and Philips Electronics are currently our only shareholders, and terms of our sales to them are substantially the same as those of our sales to non-affiliated end-brand customers. Our dedication to customers has helped us win the DisplaySearch Customer Satisfaction Award in 2002, 2003 and 2004.

At the direction of our end-brand customers, we typically ship our display panels to their original equipment manufacturers, known as “system integrators,” who use our display panels in products they assemble on a contract basis for our end-brand customers. Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company.

Our sales were (Won)2,338.2 billion in 2001, (Won)3,566.7 billion in 2002 and (Won)6,098.4 billion (US$5,318.2 million) in 2003. For the three-month period ended March 31, 2004, our sales were (Won)2,188.0 billion (US$1,908.1 million) compared to (Won)985.0 billion in the corresponding period in 2003. We recorded net loss of (Won)295.3 billion in 2001 and net income of (Won)348.1 billion in 2002 and (Won)1,006.5 billion (US$877.7 million) in 2003. For the three-month period ended March 31, 2004, we recorded net income of (Won)639.7 billion (US$557.8 million) compared to net loss of (Won)31.4 billion in the corresponding period in 2003.

Our principal executive offices are located at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Republic of Korea, and our telephone number at that address is +82-2-3777-0790.

History

The origin of our TFT-LCD business can be traced to the TFT-LCD research that began in 1987 at the Goldstar R&D Center, which was then part of LG Electronics. TFT-LCD research continued at a new research and development center established by LG Electronics in 1990 in Anyang, Korea, which today continues to lead our technology innovation efforts. In 1993, the LCD business division was launched within LG Electronics, and in September 1995 commercial production of TFT-LCD panels began at P1, its first fabrication facility, producing mainly 10.4-inch, 12.1-inch and 14.1-inch TFT-LCD panels for notebook computers and other applications. In February 1998, LG Semicon Inc., a subsidiary of LG Electronics, began commercial production at P2, producing mainly 13.3-inch panels for notebook computers.

At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD-related businesses to LG Soft, Ltd., a subsidiary of LG Electronics, which, as part of the business transfer, changed its name to LG LCD Co., Ltd.

In July 1999, LG Electronics entered into a joint venture agreement with Philips Electronics pursuant to which Philips Electronics acquired a 50% interest in LG LCD. In connection with this transaction, LG LCD transferred its existing software-related business to LG Electronics in order to focus solely on the TFT-LCD business. In addition to the contribution of TFT-LCD-related businesses from LG Electronics and LG Semicon, the joint venture also benefited from Philips Electronics’ management skills, brand recognition and experience in research and development relating to TFT-LCD products. The joint venture, which was renamed LG.Philips LCD Co., Ltd., was officially launched in September 1999. LG Electronics and Philips Electronics have terminated the joint venture agreement and entered into a shareholders’ agreement to reflect new arrangements between them as controlling shareholders after the completion of this offering. See “Principal Shareholders” for a more detailed discussion of the shareholding structure and arrangements between our two shareholders.

We continued to develop our manufacturing process technologies and expand production facilities after the formation of the joint venture. Each of our new fabs has been designed to process increasingly larger-size glass substrates, which allows us to cut a larger number of panels, sometimes with larger sizes, from each glass substrate. The ability to process larger glass substrates allows us to produce a larger variety of display sizes to accommodate evolving business and consumer demands. In July 2000, we began commercial production at P3, which was the first of a new glass-size and equipment generation for the industry. We designed P3 to process 680 x 880 mm glass substrates to focus on 15.0-inch displays, which at the time was our mainstream product, while enabling us to transition into larger, higher-margin premium products such as 20.1-inch displays. We further improved our manufacturing productivity in March 2002 with commercial production at P4, the world’s first fabrication facility to process glass substrate sizes greater than one square meter and to use one-drop-fill technology, which significantly reduces manufacturing time. The large size of the glass substrate that P4 uses enabled us to efficiently manufacture 15.0-inch, 18.1-inch and 19.0-inch display panels, as well as wide-format panels such as 17.1-inch wide-format, for both desktop monitors and televisions. We followed P4 with P5, which began commercial production in May 2003, in response to business and consumer demands for 17.0-inch and larger desktop monitors and televisions.

From 1995 to early 2003, we assembled all panels in our Gumi assembly facility adjacent to our P1 facility. In May 2003, we commenced operations at a new assembly facility in Nanjing, China, which we built in order to manage our expanding display capacity and better serve the growing needs of our global customers with manufacturing facilities in China. We can also expand the Nanjing facility to accommodate future output from P6, which is expected to begin commercial production during the third quarter of 2004. We designed P6 to process 1,500 x 1,850 mm glass substrates, which are large enough to fabricate many large desktop monitor or television displays.

Strategy

We believe that the most attractive market for TFT-LCD products today is desktop monitors and that it is rapidly transitioning to televisions. We believe that the TFT-LCD market will continue to expand as consumers are drawn to replace conventional cathode ray tube (CRT)-based display products with TFT-LCD products due to their superior performance features. We believe that the market for TFT-LCD products will also expand in scope as new applications for this technology continue to be designed and developed.

We aim to maintain and build upon our current position as one of the world’s leading suppliers of TFT-LCD products by strengthening our collaborative relationships with our end-brand customers, focusing on high-end display products, including high-definition television panels, and continuing to enhance our manufacturing productivity. We believe that our technology leadership enables us to make timely investments in advanced manufacturing facilities and process technology improvements, which in turn positions us to deliver a broad and advanced product portfolio in high volumes and in a cost competitive manner to our customers.

Build strong collaborative relationships with end-brand customers

We plan to continue to focus our resources on expanding our strong collaborative relationships with our key end-brand customers. Our principal end-brand customers include many of the world’s leading manufacturers of computer products, such as Dell, Hewlett-Packard, IBM, Apple and NMV, as well as leading consumer electronics producers, such as Toshiba, LG Electronics and Philips Electronics. These customers represent a large portion of the global demand for TFT-LCD products, and they value our product and design innovations as well as our ability to provide a reliable and high-quality supply of a wide range of TFT-LCD products in high volumes.

We seek to collaborate with our end-brand customers in the design and development stages of their new products. Examples include the 17.1-inch wide-format display panel we designed for Apple’s iMAC™, the 23-inch wide-format television panel we designed for Hitachi and the 30.0-inch wide-format television panel we designed for LG Electronics and Philips Electronics. The close interactions with our end-brand customers allow us to gain insights into their product development strategies and market trends, and enable us to anticipate customer needs and tailor our research, development and manufacturing activities to take advantage of emerging market opportunities. Our strong customer relationships also mean that we enjoy relatively stable demand from these high-volume customers.

Make timely investments in advanced and flexible manufacturing facilities

Our strategy is to accurately time our investments in next-generation manufacturing facilities that enable us to support a wide range of products. As a result of our investment strategy, our production facilities are among the most advanced in the industry, and our portfolio of five fabrication facilities can produce a wide variety of products at high volumes to provide critical scale and flexibility in production.

In the past, our timely investment strategy has allowed us to establish a leading position in emerging product categories with high growth potential. We have benefited from the higher margins available early in the life cycles of such products. For example, we built P3 and P4, the world’s first fourth- and fifth-generation fabrication facilities optimized for desktop monitor panel production, and have since established ourselves as the largest merchant supplier in terms of units sold in this category in 2002 and 2003, based on data from DisplaySearch. Our P5 is optimized for production of larger-size panels for desktop monitors and televisions. Our P6, a sixth-generation fabrication facility which is expected to begin commercial production during the third quarter of 2004, is designed to capitalize on opportunities in the large-size desktop monitor category, such as 17.0-inch, 20.1-inch and 21.3-inch panels, and in the television category, such as 26.0-inch wide-format, 32.0-inch wide-format and 37.0-inch wide-format panels as well as high-definition television panels. The flexibility of our operations also allows us to shift our production to the most attractive product market at any given time. For example, as the demand for larger and better monitors continues to grow, we have shifted production in our P3 facility from 15.0-inch desktop monitor panels to 20.1-inch UXGA high-resolution desktop monitor panels, thereby realizing higher margins.

The advanced nature and scale of our facilities is a key driver of our cost competitiveness. We believe it also enables us to better meet the volume, product variety and turnaround time requirements of our customers.

Leverage technology leadership to deliver high-performance products and enhance manufacturing productivity

We plan to continue focusing on our product and manufacturing technology in order to maintain our position as an industry leader in delivering a broad and advanced product portfolio in high volumes and in a cost competitive manner.

In the area of product technology, we plan to continue leading the market in the commercial application of technologies with superior performance characteristics. For example, we were one of the first TFT-LCD manufacturers to apply Super In Plane Switching (S-IPS) technology, which increases viewing angles for large-size desktop monitor and television products, in commercial production. We were the first to develop copper bus lines, which achieve faster video frame rates and brighter displays in larger-size panels, and integrated column spacers, which improve panel ruggedness and enhance viewing uniformity.

We plan to continue focusing our development efforts on design and process innovations. Our advanced design and process technology capabilities have enabled us to deliver substantial improvements in manufacturing productivity, often with only marginal capital investments. For example, our one-drop-fill technology allowed us to significantly reduce the time required to deposit liquid crystal materials into our panels. We were one of the first TFT-LCD manufacturers to reduce the number of mask processes in the TFT array process from five to four. We were also able to improve the input capacity in P1 from its originally designed monthly input capacity of 30,000 substrates to its actual input capacity as of December 2003 of 104,000 substrates per month with only marginal capital investments, which resulted in significant increases in unit output. Our technology capabilities have also enabled us to enhance process efficiencies, thereby increasing our effective capacity. For example, we have been able to increase the number of 15.0-inch panels we manufacture in P4 from 12 per glass substrate to 15, with no change to substrate size. Our ability to ramp-up P4 and P5 in a short time span with minimal technical difficulties is also an example of our process technology leadership.

Focus on large and wide desktop monitor and television products while maintaining a broad product portfolio

Our strategy is to leverage our product technology, timely investments and advanced manufacturing capabilities to lead emerging large-size product categories that offer higher growth potential and higher margins and help shape industry standards in product features such as size and resolution.

Our focus on desktop monitors established us as the largest merchant supplier in this category in 2002 and 2003 in terms of units sold, based on data from DisplaySearch. The desktop monitor market is currently transitioning from 15.0-inch to larger panel sizes such as 17.0-, 18.0- and 19.0-inch, and we believe we are well positioned to capitalize on this opportunity with our full product line-up. In addition, we plan to maintain our leadership position in the premium 20.1-inch and above desktop monitor category, where we were the first-to-market with products such as 20.1-inch UXGA, 22.0-inch WSXGA and 23.0-inch WUXGA. In 2002 and 2003, we had the largest market share in this category in terms of both units sold and sales revenue, according to DisplaySearch.

Currently the television market is experiencing strong growth. We began shipping television products in 2001 with 15.0-inch panels and have since broadened our product portfolio with the addition of 20.1-inch conventional format as well as 17.1-inch, 23.0-inch, 26.0-inch, 30.0-inch and 42.0-inch wide-format panels. We were the largest merchant supplier in the television category in terms of both units sold and sales revenues in 2002 and 2003, based on data from DisplaySearch, and we continue to lead the market in introducing larger and higher-performance panels for televisions. For example, we were the first to develop 42.0-inch, 52.0-inch wide-format and 55.0-inch wide-format high-definition television panels.

We believe that our product range across the notebook, desktop monitor and television markets is one of the broadest in the industry and that it enables us to strengthen our relationships with our end-brand customers.

Continually reduce costs

We focus on continually lowering our cost structure through:

•	Component cost reductions – we leverage our scale and leading industry position to obtain lower prices for components. In addition, our strategy is to facilitate the development of a domestic vendor base, which typically offers lower component prices compared to overseas suppliers. Our strategic decision to fabricate our own color filters, one of the higher-cost components, has been an important driver of our cost competitiveness;

•	Larger, more advanced manufacturing base – we plan to build successive generations of fabrication facilities that provide us with overhead cost advantages and increase our economies of scale. Each new fab generation requires less capital per square meter of glass capacity, which reduces depreciation cost per square meter. In addition, newer, larger facilities produce higher volume of products, enabling us to benefit from economies of scale;

•	High glass conversion efficiency – we have been able to reduce our costs of production by maximizing glass conversion efficiency, a function of production yield and panel design,

allowing us to convert a high proportion of our input glass area into saleable display area. This results in part from our high yield rates due to superior process control. We are also able to optimize production allocation across our multiple fabs to maximize the glass conversion ratio; and

•	Process innovation – our process technology innovations, such as one-drop-fill technology and mask reduction initiatives, have consistently enabled us to improve the throughput of our fabs with minimal capital investment, also resulting in lower costs per panel.

Products

We manufacture large-size TFT-LCD panels of various specifications that are integrated by our customers into principally the following products:

•	Notebook computers, which typically utilize large-size display panels ranging from 12.1 inches to 17.1-inch wide-formats;

•	Desktop monitors, which typically utilize large-size display panels ranging from 15.0 inches to 23.0-inch wide-format; and

•	Televisions, which currently utilize large-size display panels ranging from 13.0 inches to 42.0-inch wide-format, including high-definition television panels.

Our product portfolio also includes small-size TFT-LCD panels for use in handheld consumer electronics products, including mobile phones and personal digital assistants, and large-size panels used in industrial and other products, such as entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment. Unless otherwise specified, when we refer to panels in this prospectus we mean assembled cells with added components, such as driver integrated circuits and backlight units.

We design and manufacture our panels to meet the various size and performance specifications of our customers, including specifications relating to thinness, weight, resolution, color quality, power consumption, response times and viewing angles. The specifications vary from product to product. Notebook computers require an emphasis on thinness, light weight and power efficiency. Desktop monitors demand a greater focus on brightness, color brilliance and wide viewing angles, while for televisions a premium is placed on faster response times, wider viewing angles and greater color fidelity.

Notebook Computers

Our display panels for notebook computers range from 12.1 inches to 17.1-inch wide-format in size in a variety of display formats. Our sales of display panels for notebook computers were (Won)1,003.5 billion, or 42.9% of our sales, in 2001, (Won)1,286.9 billion, or 36.1% of sales, in 2002 and (Won)1,739.0 billion (US$1,516.5 million), or 28.5% of sales, in 2003. Sales of display panels for notebook computers amounted to (Won)316.2 billion, or 32.1% of our sales, and (Won)567.4 billion (US$494.9 million), or 25.9% of our sales, in the three-month periods ended March 31, 2003 and 2004, respectively.

Notebook computer display panels were our principal product from the formation of the joint venture until 2001, when desktop monitor display panels surpassed notebook computer display panels in terms of revenues. 13.3-inch and 14.1-inch panels accounted for a majority of our notebook computer panel sales in 2000 and 2001. Sales volume for 14.1-inch panels, a product which we first introduced to the market in 1997, continued to increase through 2002, while 15.0-inch panels grew at a faster rate and became the largest component in terms of both sales volume and revenues in the category of notebook computer display panels for 2002, 2003 and the first quarter of 2004.

One of the features of notebook computer display panels that we pioneered is our patented side mounting technology, which shifts the screws mounting a TFT-LCD panel on a display from the front to the side, thereby allowing for much thinner borders, or “bezels,” around the display and allowing product designers to utilize larger screens without increasing a product’s overall size.

The following table sets forth our sales volume of display panels for notebook computers for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)						(in thousands, except for percentages)
Notebook Computers
12.1”	517	7%	368	3%	471	2%	155	4%	99	1%
13.3”	1,335	17	309	3	280	1	63	2	0	0
14.1”	1,121	15	1,921	17	1,786	7	447	11	340	4
15.0”	617	8	2,020	18	3,973	15	825	20	1,119	12
15.4”	—	—	—	—	374	1	—	—	273	3
17.1” wide-format	—	—	1	0	480	2	40	1	201	2
Others	257	3	101	1	31	0	13	0	—	—

Total	3,847	50	4,719	42	7,395	28	1,543	38	2,032	22

Desktop Monitors

Our desktop monitor display panels range from 15.0 inches to 23.0-inch wide-format in size in a variety of display resolutions and formats. We began commercial production of desktop monitor display panels in 1999. Our sales of display panels for desktop monitors were (Won)1,210.8 billion, or 51.8% of our sales, in 2001, (Won)2,026.6 billion, or 56.8% of sales, in 2002 and (Won)3,517.5 billion (US$3,067.5 million), or 57.7% of our sales, in 2003. Sales of display panels for desktop monitors amounted to (Won)577.1 billion, or 58.6% of our sales, and (Won)1,233.6 billion (US$1,075.8 million), or 56.4% of our sales, in the three-month periods ended March 31, 2003 and 2004, respectively.

We have experienced significant growth during the past three years for our desktop monitor display panels. Desktop monitor display panels have grown to become our largest product category, supplanting notebook computer display panels in terms of revenues in 2001, and in terms of volume units in 2002. The weighted average size of our desktop monitor display panels has steadily grown over the last three years, with a significant increase in the production of 17.0-inch and 17.1-inch wide-format and larger panels since 2002.

In addition to our side mounting technology, we employ S-IPS technology on certain desktop monitor display panels to achieve significantly increased viewing angles.

The following table sets forth our sales volume of display panels for desktop monitors for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)						(in thousands, except for percentages)
Desktop Monitors
15.0”(1)	2,698	35%	3,862	34%	5,657	21%	1,231	30%	1,197	13%
17.0”	—	—	—	—	3,360	13	99	3	1,571	17
17.1” wide-format	—	—	197	2	267	1	88	2	92	1
18.1”	430	6	1,164	10	2,020	7	695	17	275	3
19.0”	—	—	—	—	89	0	—	—	191	2
20.1”	23	0	201	2	433	2	35	1	217	3
22.0” and 23.0”	43	1	65	1	104	0	22	1	27	0
Others	374	5	332	3	—	0	0	0	1	0

Total	3,568	46	5,821	52	11,930	44	2,170	54	3,571	39

(1)	Includes both 15.0-inch and 15.1-inch panels. Over the past several years the industry standard in the desktop monitor category has gradually shifted from 15.1-inch to 15.0-inch.

Televisions

Our television panels range from 13.0 inches to 42.0-inches wide-format in size. We began commercial production of television display panels in 2001. Our sales of display panels for televisions were (Won)10.0 billion, or 0.4% of our sales, in 2001, (Won)135.7 billion, or 3.8% of sales, in 2002 and (Won)685.9 billion (US$598.2 million), or 11.2% of our sales, in 2003. Sales of display panels for televisions amounted to (Won)73.9 billion, or 7.5% of our sales, and (Won)307.6 billion (US$268.2 million), or 14.1% of our sales, in the three-month periods ended March 31, 2003 and 2004, respectively.

The market for large-size televisions developed later than that for notebook computers and desktop monitors, but we believe it will become our primary market as consumer demand grows for larger-size televisions. We believe that we can leverage our experience in the notebook computer and desktop monitor markets to take advantage of the growth potential in the market for large-size televisions. We began commercial production with 15.0-inch panels, which currently is the principal product in the category in terms of both sales volume and revenues, and added 17.1-inch wide-format, 20.1-inch and 30.0-inch wide-format panels to our product portfolio in 2002. In 2003, we added 23.0-inch wide format, 26.0-inch wide-format and 42.0-inch wide-format to our television panel product portfolio, as well as high-definition television panels to meet growing market demand. Brand manufacturers of televisions and their distribution channels prefer long-term arrangements with a limited number of display panel suppliers that can offer a full product line, and we believe that we are well positioned to meet their requirements with our technology and portfolio strengths.

We employ S-IPS technology on certain television panels to significantly increase the viewing angle. We also apply our Over Driving Circuit (ODC) technology to certain categories of larger-size panels to increase response time and decrease motion blurring. We anticipate using our copper bus technology in the near future in the production of television panels to achieve faster video frame rates and brighter displays.

The following table sets forth our sales volume of display panels for televisions for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)						(in thousands, except for percentages)
Televisions
13.0”	—	—	—	—	111	0%	—	—	38	0%
15.0”	25	0%	188	2%	103	0	—	—	38	0
17.1” wide-format	0	0	48	0	376	1	45	1%	153	2
20.1”	1	0	56	1	163	1	29	1	72	1
22.0” and 23.0”	—	—	—	—	113	1	—	—	92	1
30.0” wide-format	—	—	11	0	168	1	23	—	67	1
Others	10	0	15	0	317	1	44	1	92	1

Total	36	1	318	3	1,351	5	141	3	552	6

Other Applications

Our product portfolio also includes small- and medium-size TFT-LCD panels for use in handheld consumer electronics products, including mobile phones and personal digital assistants, and large-size panels for industrial and other products, including entertainment systems, automobile navigation systems, aircraft instrumentation and medical diagnostic equipment.

Some of the panels we produce for industrial products, such as aircraft instrumentation and medical diagnostic devices, are highly specialized niche products manufactured to the specifications of our clients, while others, such as industrial controllers, may be manufactured by slightly modifying a standard product design for our other products, such as desktop monitors. Display panels for these other applications broaden our sales base and product mix. They are also often a good channel through which we can commercialize a particular technology that we have developed. We generally determine the production level and specification of our TFT-LCD panels for other applications by assessing various business opportunities as they arise.

The following table sets forth our sales volume of display panels for other applications for the periods indicated and as a percentage of our total panels sold:

	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%	Number of Panels	%
	(in thousands, except for percentages)						(in thousands, except for percentages)
Panels for Other Applications
1.8”(1)	—	—	—	—	3,752	14%	114	3%	1,552	17%
2.0”(1)	0	0%	63	1%	59	0	—	—	303	4
6.4”	14	0	39	0	46	0	9	0	14	0
7.0”	—	—	—	—	614	2	—	—	547	6
10.4”	48	1	75	1	126	1	34	1	33	0
12.1”	74	1	80	1	73	0	24	1	17	0
13.3”	72	1	106	1	0	0	—	—	9	0
15.0”	52	1	40	0	14	0	—	—	0	0
Others(2)	26	0	18	0	1,586	6	2	0	508	6

Total	286	4	421	4	6,270	23	183	5	2,983	33

(1)	Currently shipping unassembled cells only.
(2)	Includes small- and medium-size panels.

Our sales of display panels for other applications were (Won)113.0 billion, or 4.9% of our sales, in 2001, (Won)117.5 billion, or 3.3% of sales, in 2002 and (Won)155.9 billion (US$136.0 million), or 2.6% of our sales, in 2003. Sales of display panels for other applications amounted to (Won)17.8 billion, or 1.8% of our sales, and (Won)79.3 billion (US$69.2 million), or 3.6% of our sales, in the three-month periods ended March 31, 2003 and 2004, respectively.

Sales and Marketing

Customer Profile

Our display panels are included primarily in notebook computers, desktop monitors and televisions sold by our global end-brand customers. In 2003, our top ten end-brand customers included Dell, Hewlett-Packard, LG Electronics, Philips Electronics, Sony, NMV, IBM, Apple, Toshiba and Gateway. LG Electronics and Philips Electronics are currently our only shareholders, and the terms of our sales to them are substantially the same as those of our sales to non-affiliated end-brand customers.

We negotiate directly with our end-brand customers concerning the terms and conditions of the sales, but typically ship our display panels to designated system integrators at the direction of these end-brand customers. Sales data to end-brand customers include direct sales to these end-brand customers as well as sales to their designated system integrators, including through our affiliated trading company, as further discussed below under “—Sales.”

A substantial portion of our sales is attributable to a limited number of our end-brand customers. Our top ten end-brand customers, including our two shareholders, together accounted for 75.1% of our sales in 2001, 83.2% in 2002 and 78.8% in 2003, and 77.8% and 78.4% in the three-month periods ended March 31, 2003 and 2004, respectively. Our top five end-brand customers together accounted for 51.6% of our sales in 2001, 52.2% in 2002 and 56.4% in 2003, and 51.4% and 62.1% in the three-month periods ended March 31, 2003 and 2004, respectively. In 2003, two end-brand customers, Hewlett-Packard and Dell, each contributed to 10% or more of our sales. In the three-month period ended March 31, 2004, three end-brand customers, Hewlett-Packard, Dell and LG Electronics (excluding its purchases made as a system integrator), each contributed to 10% or more of our sales.

The following table presents our top five end-brand customers based on sales in our principal product categories for 2003:

Computer Products		Televisions	Other Applications
Notebook Computers	Desktop Monitors
Hewlett-Packard	Dell	Sony	Shinco
Dell	LG Electronics	Philips Electronics	Seiko Instrument Inc.
IBM	Philips Electronics	LG Electronics	LG Electronics
Toshiba	NMV	Dell
NEC	Hewlett-Packard	Tatung

In addition to our top ten end-brand customers, we sell our TFT-LCD panels to a variety of other manufacturers of computers and electronic products. Sales to these manufacturers constituted 24.9% of our sales in 2001, 16.8% in 2002 and 21.2% in 2003.

The following table sets forth for the periods indicated the geographic breakdown of our sales by the region where purchase orders are originated, without regard to the location of end-brand customers. The figures below therefore reflect orders from our end-brand customers, their system integrators and our affiliated trading company.

	Year Ended December 31,
	2001			2002			2003
Region	Sales		%	Sales		%	Sales		Sales		%
	(in billions of Won, except for percentages)								(in millions of US$, except for percentages)
Korea	(Won)	500	21%	(Won)	657	18%	(Won)	978	US$	853	16%
Asia		1,440	62		2,248	63		3,770		3,287	62
America		292	13		425	12		577		503	9
Others		106	4		237	7		773		675	13

Total		2,338	100		3,567	100		6,098		5,318	100

In the past three years a large percentage of our sales was attributable to system integrators in Taiwan and to end-brand customers in Japan. Beginning in 2002, our sales to system integrators located in China increased significantly as they received increasing amounts of contract assembly work from end-brand customers. Of our total sales, 3.5% in 2001, 12.8% in 2002 and 29.4% in 2003, was attributable to system integrators located in China. Sales to system integrators located in China are made in U.S. dollars and we are not exposed to currency risks from the Chinese RMB.

Sales

Our sales and marketing departments seek to maintain and strengthen relationships with our current customers in existing markets as well as expand our business in new markets and with new customers. We currently have wholly-owned sales subsidiaries in the United States, Japan, Germany, Taiwan, Hong Kong and China, and, as of December 31, 2003, our sales and marketing force employed a total of 342 employees in regional offices in these countries and in our head office in Korea.

The focus of our sales activities is on strengthening our relationships with large end-brand customers, with whom we maintain strong collaborative relationships. Customers look to us for a reliable supply of a wide range of TFT-LCD products. We believe our reliability and scale as a supplier helps support our customers’ product positions. We view our relationships with our end-brand customers as important to their product development strategies, and we collaborate with our end-brand customers in the design and development stages of their new products. Examples include the 17.1-inch wide-format display panel we designed for Apple’s iMAC™ and the 30.0-inch television panel we designed for LG Electronics and Philips Electronics. In addition, our sales teams coordinate closely with our end-brand customers’ designated system integrators to ensure timely delivery. For each key customer, we appoint an account manager who is primarily responsible for our relationship with that specific customer, complemented by a product development team consisting of engineers who participate in meetings with that customer to understand the customer’s specific needs. Our dedication to our customers has helped us win the DisplaySearch Customer Satisfaction Award in 2002, 2003 and 2004.

We do not typically enter into binding long-term contracts with our customers. However, we have in place long-term supply and purchase agreements with major end-brand customers, which are generally non-binding arrangements with three-year terms, whereby we and our end-brand customers agree on general volume parameters and, in some cases, product specifications and delivery terms. These agreements serve as an indication of the size and key components of a customer’s order, and neither party is committed to supply or purchase any products until a firm purchase order is issued.

Our sales are conducted through our multi-channel sales and distribution network, including direct sales to end-brand customers and their system integrators, sales through our overseas subsidiaries and sales through our affiliated trading company. Our sales subsidiaries procure purchase orders from and distribute our products to system integrators and end-brand customers located in their region. In regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices, we sell our products to certain subsidiaries of LG International Corp., our affiliated trading company. These subsidiaries of LG International process orders from and distribute products to customers located in their region. In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. and, until 2003, when we began to use our Taiwan subsidiary for sales to Singapore, LG International Singapore, Ltd. Sales to subsidiaries of LG International on an aggregate basis amounted to 10.7%, 27.0 % and 10.0% in 2001, 2002 and 2003, respectively, and 22.2% and 4.0% in the three-month periods ended March 31, 2003 and 2004, respectively. See “Certain Relationships and Related Party Transactions” for further discussion of these sales arrangements.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. In the past, sales to LG International (HK) accounted for 3.5% of our sales in 2001, 12.8% in 2002 and 3.1% in 2003. In the three-month period ended March 31, 2004, our sales through LG

International (HK) was 0.2% of our sales. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Our end-brand customers or their system integrators generally place purchase orders with us or subsidiaries of our affiliated trading company one month prior to delivery based on our non-binding supply and purchase agreements with them. Generally, the head office of an end-brand customer provides us with three- to six-month forecasts, which, together with our own forecasts, enable us to plan our production schedule in advance. Our customers usually issue monthly purchase orders containing prices we have negotiated with the end-brand customer one month prior to delivery, at which point the customer becomes committed to the order at the volumes and prices indicated in the purchase orders. Under certain special circumstances, however, a negotiated price may be subject to change during the one-month period prior to delivery.

Prices for our products are generally determined based on negotiations with our end-brand customers. Pricing of our display panel products is generally market-driven, based on the complexity of the product specifications and the labor and technology involved in the design or production processes. Purchase prices and payment terms for our sales to our two shareholders are substantially the same as those for our non-affiliated end-brand customers.

We generally provide a limited warranty to our end-brand customers, including the provision of replacement parts and after-sale services for our products. Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties.

Our credit policy typically requires payment within 30 to 90 days, and payments on the vast majority of our sales have been collected within 45 days. Where system integrators located in certain regions are invoiced directly, we have established certain measures, such as factoring arrangements, to protect us from excessive exposure to credit risks. To date we have not experienced any material problems relating to customer payments.

Competition

The TFT-LCD industry is highly competitive. Due to the capital intensive nature of the display industry and the high production volumes required to achieve economies of scale, the international market for display devices is characterized by significant barriers to entry, but the competition among the relatively small number of major producers is intense. Currently almost all TFT-LCD manufacturers are located in Asia, and we compete principally with manufacturers from Korea, Taiwan and Japan.

The principal elements of competition for customers in the TFT-LCD market include:

•	product portfolio range and availability;

•	product specifications and performance;

•	price;

•	capacity allocation and reliability;

•	customer service, including product design support; and

•	logistics support and proximity of regional stocking facilities.

Our principal competitors are:

•	Samsung Electronics in Korea;

•	AU Optronics, Chi Mei Optoelectronics (including IDTech), Chunghwa Picture Tubes, HannStar and Quanta Display in Taiwan; and

•	Sharp and Hitachi in Japan.

According to DisplaySearch, in 2003, Korean TFT-LCD manufacturers had a market share of 44% of the 10.0-inch or larger panel market based on revenue, Taiwanese manufacturers had 35% and Japanese manufacturers had 21%.

Research and Development

The TFT-LCD industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our position as one of the industry’s leading technology innovators. Our research and product development expenditures amounted to (Won)168.4 billion in 2001, (Won)226.3 billion in 2002 and (Won)279.2 billion (US$243.5 million) in 2003, representing 7.2% of our sales in 2001, 6.3% in 2002 and 4.6% in 2003. Included in these figures are product development costs directly associated with production at our Gumi facilities, excluding depreciation expense, as well as research and development expenses, excluding depreciation expense, in the aggregate amount of (Won)79.4 billion in 2001, (Won)106.1 billion in 2002 and (Won)162.3 billion (US$141.5 million) in 2003, and capital expenditures related to research and development and manufacturing for research and development test runs in the amount of (Won)89.0 billion in 2001, (Won)120.2 billion in 2002 and (Won)117.0 billion (US$102.0 million) in 2003. We estimate that our research and product development expenditures would amount to 6.1% of our sales in 2004.

Our research and development center in Anyang experiments with promising ideas and develops them to the proof-of-concept stage, while the Gumi lab brings new process technologies to production readiness. Our research and development activities primarily focus on the development of new and improved manufacturing processes and product features. For example, in 1999 we successfully reduced the masking process for our TFT-LCD products from six to five separate stages and further reduced this process to four stages in 2002, while many of our competitors currently are still employing a five-step masking process. Our patented side mounting technology allows TFT-LCD panels to be mounted on displays with screws from the side instead of the front, allowing product designers to utilize larger screens without increasing a product’s overall size.

We believe that the trend for display products in the future is the widespread use of affordable flat panel products of increasing size with superior performance qualities. To meet the demands of this future trend, we have formulated a long-term research and development strategy aimed at enhancing the process, device and design aspects of the TFT-LCD industry. For example, we are developing long-term alternative technologies, such as TFT-LED, which might provide improved black contrast and video response at lower cost. We have also developed ODC technology, for which patents are pending, which decreases motion blurring by applying extra voltage to the liquid crystal materials. We are also further developing our copper bus line, which takes advantage of copper’s low resistance to achieve higher video frame rates and brighter displays in larger-size panels.

In order to maintain our position as one of the industry’s leading technology innovators, we believe it is important not only to increase direct spending on research and development, but also to manage our research and development capability effectively in order to successfully implement our strategy. Therefore, we complement our in-house research and development capability with collaborations with universities and other third parties. For example, we provide project-based funding to both domestic and overseas universities as a means to recruit promising engineering students. We enter into joint research and development agreements from time to time with third parties for the development of specific technologies in specific fields. We also belong to several display industry consortia, and we receive annual government funding to support our research and development efforts. In addition to these collaborations, we may form strategic technology alliances with the research arms of LG Electronics or Philips Electronics, as well as suppliers and equipment makers in “cluster” industries, that is, industries related to the TFT-LCD industry, in order to enhance our technology base. For example, we are pursuing joint development projects with LG Chemical to further strengthen our competitiveness in display panel materials.

We have developed a research and development management system whereby we encourage open project proposals from our engineers and implement rigorous evaluation criteria for each stage of a project development. We select our projects primarily based on their feasibility and alignment with our overall research and development strategy, and we review the progress of all ongoing projects on a quarterly basis. As of December 31, 2003, we employed 788 personnel in our research and development department, 43% of whom have master’s degrees and 5% of whom have Ph.D. degrees.

While we primarily rely on our own capacity for the development of new technologies in the TFT-LCD design and manufacturing process, we rely on third parties for certain key technologies to enhance our technology leadership, as further described in “—Intellectual Property” below.

Intellectual Property

Overview

We currently hold a total of 2,611 patents, including 1,404 in Korea, 795 in the United States and 69 in Japan. These include patents for TFT-LCD manufacturing processes, products and applications. These patents will expire at various dates upon the expiration of their respective terms ranging from 2004 to 2022. We also have a total of 9,458 pending patent applications, including 6,715 in Korea, 1,418 in the United States and 516 in Japan.

As part of our ongoing efforts to prevent infringements on our intellectual property rights and to keep abreast of critical technology developments by our competitors, we closely monitor patent applications in Korea, Japan and the United States. We also plan to initiate monitoring activities in China. We intend to continue to file patent applications, where appropriate, to protect our proprietary technologies.

We enter into confidentiality agreements with each of our employees and consultants upon the commencement of an employment or consulting relationship. These agreements generally provide that all inventions, ideas, discoveries, improvements and copyrightable material made or conceived by the individual arising out of the employment or consulting relationship and all confidential information developed or made known to the individual during the term of the relationship are our exclusive property.

License Agreements

We enter into license or cross-license agreements from time to time with third parties with respect to various device and process technologies to complement our in-house research and development. We engage in regular discussions with third parties to identify potential areas for additional licensing of key technologies.

Expenses relating to our license fees and royalty payments under existing license agreements were (Won)6.4 billion in 2001, (Won)23.5 billion in 2002 and (Won)39.5 billion (US$34.4 million) in 2003, representing 7.1% of our research and development expenses in 2001, 20.0% in 2002 and 23.1% in 2003. Expenses relating to our license fees and royalty payments under existing license agreements were (Won)6.6 billion, or 23.7% of our research and development expenses, and (Won)12.0 billion, or 23.7%, in the three-month period ended March 31, 2003 and 2004, respectively. We expect that expenses relating to our license fees and royalty payments relating to intellectual property licenses will increase until 2005 due to ongoing royalty payments to Semiconductor Energy Laboratory Co., Ltd., or SEL, in connection with a license under certain patents relating to amorphous silicon thin film transistor technology. We did not receive any license fees from third parties in 2001, 2002 and 2003.

LG LCD, our predecessor, entered into a license agreement with the Lemelson Foundation in July 1999 for a non-exclusive, non-transferable license under certain patents owned by the Lemelson Foundation relating to the magnification process we utilize in our TFT-LCD manufacturing process. LG LCD paid a lump sum license fee, and its rights under the license agreement were assigned to us following the formation of the joint venture. Our license agreement with Lemelson Foundation will expire upon the last to expire of the patents filed by Lemelson Foundation on or before July 30, 1999 and is subject to early termination in the event of a material breach of the terms and covenants of the agreement.

LG LCD entered into a license agreement with Commissariat à l’Energie Atomique, or CEA, in July 1999 for a non-exclusive, non-transferable license under certain CEA patents to manufacture and sell vertically aligned active LCD products in certain territories. The agreement provided for an upfront license fee and additional fixed payments contingent upon the achievement of certain levels of sales within specified periods. In June 2000 we succeeded to LG LCD’s rights and obligations under this agreement, including the contingent payment obligations, and entered into a sub-license agreement with CEA for the non-exclusive right, subject to certain exceptions, to sub-license our rights under the original license agreement to third parties. Our rights were expanded in scope in September 2002, in consideration for which we paid an upfront license fee and were obligated to pay a fixed annual minimum payment beginning in July 2003. We may also be required to pay additional annual license fees to CEA, depending on the amount of license fees generated from our sub-licensing to third parties. We agreed under the sub-license agreement to share a portion of all license and sub-license fees, including upfront payments and ongoing royalties, generated from the licensed technology with CEA, subject to certain exceptions. CEA has the right to participate in our negotiations with third party sub-licensees, and the upfront license fees and ongoing royalties for such sub-licensing will be determined through the mutual consent of us and CEA. Our license agreement with CEA expires in February 2007 and is subject to termination in the event of failure to cure a material breach of the terms of the agreement and upon the occurrence of certain insolvency events.

We entered into a license agreement with Columbia University in July 2000 for a non-exclusive, non-transferable license under certain patents relating to low temperature polysilicon technology to develop, manufacture and sell certain TFT-LCD products. The license agreement provides for an upfront license fee and ongoing royalty payments at a percentage of our net sales of the licensed products. The agreement, which expires in October 2019, is subject to early termination upon the occurrence of certain events relating to the patents licensed under the agreement, whereby our royalty payments obligations will be reduced by 50%.

We entered into a license agreement with SEL in October 2001 for a non-exclusive, non-transferable license under certain patents relating to amorphous silicon thin film transistor technology to use the technology in the development, manufacture and sale of certain TFT-LCD products until September 30, 2005. The agreement provides for an upfront license fee and ongoing royalty payments at a percentage of the sales of the LCD panels and modules we produce using the licensed technology. Under the agreement, we also grant to SEL a royalty-free, non-exclusive and non-transferable license under patents that we own solely or jointly with other parties. The agreement is subject to termination in the event of failure to cure a material breach of certain provisions and covenants, including unauthorized sub-licensing and the filing of inaccurate royalty reports, and upon the occurrence of certain insolvency events.

We entered into a license agreement with Seiko Precision Inc. in October 2001 for an exclusive, non-transferable license, with sub-licensing rights, under certain patents relating to amorphous silicon thin film transistor array substrates to use the technology in the manufacture and sale of certain TFT-LCD products. We paid a lump sum license fee for our rights under the agreement, and are obligated to share with Seiko any sub-licensing fees and royalties we receive from third parties exceeding a certain amount. Our license with Seiko Precision expires in February 2009 and is subject to termination in the event of a material breach of the terms of the agreement.

We entered into a license agreement with the Penn State Research Foundation in January 2003 for a non-transferable license under its patents relating to low temperature polysilicon technology and certain other technologies to use the technologies in the manufacture and sale of certain TFT-LCD products. The license agreement, which expires in October 2015, provides for an upfront license fee, a portion of which is payable upon us producing a certain volume of products using the licensed technologies. In addition, we are obligated to pay ongoing royalties equal to a percentage of our sales up to a maximum amount, subject to reduction upon the occurrence of certain events. We have not made any royalty payments under this agreement because we have not yet begun commercial production of any licensed products. Under the license agreement, the foundation agreed to share with us a portion of the proceeds, including upfront payments and ongoing royalties, from any future license agreements it enters into with third parties. We agreed to use reasonable efforts to commercialize the licensed technologies, including reaching a certain level of sales of products using the licensed technologies within a certain number of years after the effective date. The agreement is subject to termination in the event of failure to cure a material breach of certain provisions and covenants of the agreement, including failure to pay royalties and the filing of inaccurate royalty reports, and upon the occurrence of certain insolvency events.

In connection with the settlement of a lawsuit with NEC, we entered into a cross-license agreement with NEC in April 2001, under which each party granted to the other a non-exclusive, fully paid-up and royalty-free license under all of its patents filed prior to the fifth anniversary of the effective date relating to LCD modules, panels, materials and driver chips. In particular, each party granted to the other a non-exclusive license under its side mounting patents. In addition, NEC authorized us to grant to LG Electronics a license under NEC’s monitor patents for the production and sale of monitors. The licenses granted under the agreement are generally non-transferable, subject to certain exceptions and will expire upon the expiration of the last patent to be filed by either NEC or us prior to April 2006. The agreement is subject to termination in the event of failure to cure a material breach of the terms of the agreement and upon the occurrence of certain insolvency events. Upon termination, the rights and licenses granted to the breaching party by the non-breaching party shall terminate but the non-breaching party may continue to use the rights and licenses granted to it by the breaching party.

We entered into a license agreement with Honeywell International Inc. and Honeywell Intellectual Properties Inc. in March and October 2003 for a non-exclusive, non-transferable license under a patent relating to certain diffuser and flicker-free technology used for liquid crystal displays to use the technology in the manufacture and sale of certain TFT-LCD products. The agreement provides for an upfront license fee and a fixed annual payment for each of the five years after the effective date. We have no sub-licensing or enforcement rights under the agreement. Our license agreement with Honeywell International expires in July 2012 and our license agreement with Honeywell Intellectual Properties expires in December 2008.

We entered into a non-exclusive, fully paid-up license agreement with Plasma Physics Corporation in September 2003 under certain patents relating to plasma chemical vapor coating or etching to use the technology in the development, manufacture and sale of certain TFT-LCD products until the licensed patents expire. Our license agreement with Plasma Physics Corporation expires in February 2010. The agreement is subject to termination in the event of a material breach of certain provisions, including unauthorized sub-licensing, and upon the occurrence of certain insolvency events.

We entered into a license agreement with Fergason Patent Properties, LLC in October 2003 for a non-exclusive, non-transferable license under a patent relating to technology for controlling light intensity to use the technology in the manufacture and sale of certain TFT-LCD products. The agreement, which expires in February 2015, provides for an initial payment and a fixed running royalty for each product we produce using the licensed technology. The agreement is subject to termination in the event of a material breach of the terms of the agreement.

We entered into a cross-license agreement with Hitachi in June 2004 for a non-exclusive, non-transferable, non-assignable and indivisible license to use each other’s patents for the manufacture and sale of liquid crystal and electroluminescent display devices. Under the cross-license agreement, we are obligated to make six semi-annual payments to Hitachi starting in the second half of 2004. The agreement will expire upon the expiration of the last patent to be filed by either Hitachi or us on or before June 2024. The agreement is subject to early termination in the event of failure to cure a material breach of certain provisions, including failure to make payments, and upon the occurrence of certain insolvency events. Pursuant to this cross-license agreement, we will be able to use a patent owned by Hitachi for In Plane Switching, or IPS, a key technology that allows for increased viewing angles for large-size display panels.

We have entered into discussions with Merck & Co., our key supplier of liquid crystal materials, for a license under a Merck patent for a panel design technology that is a basic technology used in IPS for the manufacture and sale of certain large-size display panels. Currently, we are consulting with Merck about the terms of a possible licensing arrangement, including the payment of any license fees. As one of Merck’s largest customers, we anticipate that we would be able to reach a mutually acceptable arrangement. Our negotiations with Merck, however, may take some time before we are able to reach an agreement. Unsuccessful negotiations with Merck could have a material adverse effect on our business, results of operations and financial condition.

Philips Electronics and Toshiba Corporation entered into a royalty-free cross-license agreement in July 2000, as amended in a side letter dated March 2004, for a worldwide, non-exclusive and non-transferable license to use each other’s patents relating to display cells and circuitry components for the manufacture and sale of certain TFT-LCD products. The cross-license agreement extends to affiliates, subsidiaries and certain associated companies of Philips Electronics and Toshiba, including us. The ability of Toshiba and us to use each other’s patented technologies under this cross-license agreement will automatically terminate if Philips Electronics ceases to own or control at least 50% of our voting stock. Under the terms of the license agreement, which expires in June 2005, we will continue to be licensed to use those patents that were filed prior to the date on which we are no longer deemed to be an associated company of Philips Electronics for the life of such patents.

In addition to licensing key technologies from third parties, we aim to benefit from our own patents and other intellectual property rights by granting licenses to third parties from time to time in return for royalty payments. We entered into a license agreement with Rockwell Collins Inc. in June 2001, under which we granted to Rockwell a non-exclusive, non-transferable license under our high aperture LCD patents primarily for use in military applications. This agreement expires in December 2021. We are entitled to receive ongoing royalty payments equal to a percentage of Rockwell’s sales of licensed products. We have not received any royalty payments under this agreement because Rockwell has not yet begun commercial production of the licensed products. The agreement is subject to early termination in the event of a material breach of the terms and conditions of the agreement.

Under several patent purchase and license agreements between us and third parties where we have sub-licensing rights, we are obligated to share with these third parties a portion of the license payments and/or royalty income received from any such sub-licensing. We have not sub-licensed any technology covered under these patents to any third party.

Production Facilities

Current Facilities

We currently operate five fabrication facilities, P1, P2, P3, P4 and P5, located in Gumi, Korea, and two assembly facilities located in Gumi, Korea and Nanjing, China. Our sixth-generation fabrication facility, P6, also in Gumi, Korea is expected to begin commercial production during the third quarter of 2004.

The following table sets forth the size, primary use and capacity of our fabrication facilities, research and development facility and assembly facilities.

Fabrication Facility	Generation(1)	Gross Floor Area (in square meters)	Input Substrates Size (in mm)/ Commercial Production Date	Nominal TFT Capacity as of December 31, 2003 (in input substrates per month)(2)	Primary Size of Panels Produced or Other Activity
P1	2	38,838	370x470 September 1995	104,000	14.1”, 10.4”, small-size panels

P2	3	70,872	590x670 February 1998	97,000	12.1”, 13.3”, 15.0”, 23.0”

P3	4	70,872	680x880 July 2000	101,000	15.0”, 20.1”, 30.0”

P4	5	83,114	1,000x1,200 March 2002	69,000	15.0”, 17.1”, 18.1”, 19.0”, 42.0”

P5	5	83,114	1,100x1,250 May 2003	69,000	17.0”, 23.0”, 26.0”, 30.0”

P6	6	—	1,500x1,850 Third quarter 2004	—	—

Anyang R&D		8,646	300x350 100x100	500

Gumi assembly facility		54,095

Nanjing assembly facility		26,136

(1)	Based on internal reference to evolutions in facility design, material flows and input substrate sizes. There has been no consensus in the TFT-LCD industry on a uniform definition.
(2)	Reflects processing capacity for TFT glass substrates only. All of our fabs except P1 have the capacity to process both TFT and color filter substrates.

Expansion Projects

We are currently building in Gumi, Korea, our sixth-generation fabrication facility, P6, where we expect to manufacture 1,500 x 1,850 mm substrates. We currently expect to begin commercial production at P6 during the third quarter of 2004. We expect P6 to have a design input capacity of 90,000 TFT and color filter substrates per month based on current technologies.

We are also considering building additional production and research and development facilities to meet forecasted increases in demand for our products. In March 2004, we broke ground on a new TFT-LCD industrial complex to be developed in Paju, Korea, where we plan to build our seventh fabrication facility, or P7. To date, we have begun preliminary construction work on P7. We may undertake further expansion projects in the future with respect to our existing facilities as our overall business strategy may require.

Components, Raw Materials and Suppliers

Components and raw materials accounted for 56.4% of our cost of sales in 2001, 57.1% in 2002 and 60.8% in 2003. The key components and raw materials of our TFT-LCD products include glass substrates, liquid crystal materials, color filters, polarizers, backlight units and driver integrated circuits. We source these components and raw materials from outside sources, although, unlike many other TFT-LCD manufacturers, we produce a substantial portion of the color filters we use.

We generally negotiate non-binding master supply agreements with our suppliers once a year, but pricing terms are negotiated on a quarterly basis, or if necessary, on a monthly basis. Firm purchase orders are not issued until usually two weeks prior to the scheduled delivery, except in the case of purchase orders for driver integrated circuits, which are issued generally six to ten weeks prior to the scheduled delivery. We purchase our components and raw materials based on forecasts from our end-brand customers as well as our own assessments of our end-brand customers’ needs. Our rolling forecasts are generally made three months in advance and updated monthly.

In order to reduce our component and raw material costs and our dependence on any one supplier, we generally develop compatible components and raw materials and purchase our components and raw materials from more than one source. However, we source the key components and raw materials from a limited group of suppliers in order to ensure timely supply and consistent quality. Also, in order to reduce logistics and transportation costs, we continually review opportunities to source our components and raw materials from suppliers based in Korea. We perform periodic evaluations of our component and raw material suppliers based on a number of factors, including the quality and cost of the materials, delivery and response time, the quality of the services and the financial health and management of the suppliers. We reassess our supplier pool accordingly.

We maintain a strategic relationship with many of our key material suppliers, and we generally maintain a component and raw material inventory sufficient for approximately 10 days, or 20 days for driver integrated circuits, the supply of which we experienced temporary shortages of in 2000, as a safeguard against potential disruptions in supply.

In addition to components and raw materials, the manufacturing of our products requires significant quantities of electricity and water. In order to obtain and maintain reliable electric power and water supplies, we have our own back-up power generation facilities and water storage tanks as well as easy access to nearby water sources. To date we have not experienced any material problems with our electricity and water supplies.

Equipment and Suppliers

We depend on a limited number of equipment manufacturers for equipment tailored to specific requirements. Since our manufacturing processes depend on the quality and technological capacity of our equipment, we work closely with the equipment manufacturers in the design process to ensure that the equipment meets our specifications. The principal types of equipment we use to manufacture TFT-LCD panels include chemical deposition equipment, steppers, developers and coaters.

We purchase equipment from a small number of qualified vendors to ensure consistent quality, timely delivery and performance. We purchase a large majority of our equipment from overseas vendors, mostly Japanese. We maintain strategic relationships with many equipment manufacturers as part of our efforts to reduce costs and we aggressively negotiate prices and other terms with our vendors. In the procurement of equipment from Japan, we also use our affiliated trading company’s subsidiary in Japan in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. See “Certain Relationships and Related Party Transactions.” In addition, in recent years we have substituted a portion of our equipment purchased from foreign vendors with purchases from local suppliers. Currently, we purchase approximately 50% of our equipment from local suppliers on an invoiced basis, and we plan to continue this localization effort to diversify our supply source and reduce costs.

Our engineers begin discussions with equipment manufacturers far in advance of the planned installation of equipment in a new fab, and we typically execute a letter of intent with the vendors in advance of our planned installation to ensure timely delivery of main equipment with long-term delivery schedules. Engineers from our vendors typically accompany the new equipment to our fabs to assist in the installation process to ensure proper operation. To date, we have not experienced any material problems with our equipment supplies or after-delivery services.

Quality Control

We believe that our advanced production capabilities and our reputation for high quality and reliable products have been important factors in attracting and retaining key customers. We have implemented quality inspection and testing procedures at all of our fabs and assembly facilities. Our quality control procedures are carried out at three stages of the manufacturing process:

•	incoming quality control with respect to components and raw materials;

•	in-process quality control, which is conducted at a series of control points in the manufacturing process; and

•	outgoing quality control, which focuses on packaging, delivery and post-delivery services to customers.

With respect to incoming quality control, we perform quality control procedures for the raw materials and components that we purchase. These procedures include testing samples of large batches, obtaining vendor testing reports and testing to ensure compatibility with other components and raw materials, as well as vendor qualification and vendor rating. Our in-process quality control includes various programs designed to detect, as well as prevent, quality deviations, reduce manufacturing costs, ensure on-time delivery, increase in-process yields and improve field reliability of our products. We perform outgoing quality control based on burn-in testing and final visual inspection of our products and accelerated life testing of samples. We inspect and test our completed display panels to ensure that they meet our high production standards. We also provide post-delivery services to our customers, and maintain warranty exchange inventories in regional hubs to meet our customers’ needs.

Our quality control team works not only to ensure effective and consistent application of our quality control procedures, but also to introduce new methodologies, including six-sigma quality control. Our quality control programs have received accredited International Standards Organization, or ISO, 9001 certifications. The ISO certification process involves subjecting our manufacturing processes and quality management systems to reviews and observation for various fixed periods. ISO certification is required by certain European countries in connection with sales of industrial products in those countries, and provides independent verification to our customers regarding the quality control measures employed in our manufacturing and assembly processes.

Insurance

We currently have insurance coverage for our production facilities in Gumi, Korea, and our research and development center in Anyang, Korea, for up to (Won)2.0 trillion per claim, which includes business interruption coverage. We also have insurance coverage for work-related injuries to our employees, accidents during overseas business travel, damage during construction, damage to products and equipment during shipment, damage to equipment during installation at our fabs, automobile accidents, bodily injury and property damage from gas accidents, as well as mandatory unemployment insurance for our workers. In connection with this offering, we intend to purchase director and officer liability insurance coverage similar in scope to those customary for U.S. public companies. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment, cargo insurance and life and disability insurance for their employees. Our subsidiary in Nanjing, China, also carries insurance for our new assembly facility building in that city for up to RMB 1,604 million, business interruption insurance for up to RMB 841 million and commercial general liability insurance for up to RMB 5 million.

We participate in Philips Electronics’ global insurance policies for general and product liability, criminal liability, directors and officers’ liability, employment practice liability and aviation product liability. Our ability to participate in Philips Electronics’ global insurance policies will automatically terminate if Philips Electronics ceases to own or control at least 50% of our voting stock. We intend to purchase insurance coverage similar in scope to that provided under Philips Electronics’ global insurance policies prior to the completion of this offering.

Environmental Matters

Our production processes generate various forms of chemical waste, waste water and other industrial waste at various stages in the manufacturing process. We have installed various types of anti-pollution equipment for the treatment of chemical waste and equipment for the recycling of treated water and other industrial waste in our facilities in Gumi, Korea, and we subcontract the treatment of waste water to third parties. We have also taken voluntary measures to adopt PFC, or perfluorinated compounds, abatement systems in order to comply with international emissions standards that are to take effect in 2010.

Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We consult on an annual basis with LG Institute of Environment, Safety & Health with respect to our environmental compliance measures. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1, P2 and P3 and the Gumi assembly facility, and we intend to apply for ISO 14001 certifications for our other production and assembly facilities.

Legal Proceedings

On August 29, 2002, we filed a complaint in the Unites States District Court for the Central District of California against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America. We believe that these companies have infringed on six of our United States patents relating to liquid crystal displays and the manufacturing processes for thin-film transistors and liquid crystal displays by selling TFT-LCD products into the United States covered by these patents. We are seeking, among other things, treble damages for past infringement of these patents and for an injunction against future infringement. Subsequently, we also filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co., Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. These several claims were subsequently consolidated into one lawsuit. We had an entry of default made against Chunghwa Picture Tubes on October 28, 2002, and it has filed a motion for relief from the default entry. Currently the matter is in the discovery stage. On June 21, 2004, Chunghwa Picture Tubes filed a counter-claim against us in the United States District Court for the Central Distinct of California for alleged infringement of Chunghwa Picture Tubes’ intellectual property and violation of U.S. antitrust laws.

On May 27, 2004, we filed a complaint in the United States District Court for the District of Delaware against Tatung Co. and ViewSonic Corp. claiming patent infringement on two of our United States patents relating to rear mountable liquid crystal display devices. We are seeking damages for past infringement and an injunction against future infringement. We also filed a parallel complaint with the Patents County Court in the United Kingdom claiming infringement on one of our U.K. patents relating to the same technology. Tatung Co. is a major shareholder in Chunghwa Picture Tubes.

We are involved from time to time in certain routine legal actions incidental to our business. However, except for the ongoing legal proceedings described above relating to our intellectual property rights, we are not currently involved in any material litigation or other proceedings the outcome of which we believe might, individually or taken as a whole, adversely affect our results of operations or financial condition. In addition, except as described above, we are not aware of any other material pending or threatened litigation against us.

Employees

As of December 31, 2003, we had 8,564 employees, including 1,106 employees in our overseas subsidiaries. The following table provides a breakdown of our employees by function as of December 31, 2001, 2002 and 2003.

	As of December 31,
Employees(1)	2001	2002	2003
Production	2,753	3,628	5,372
Technical(2)	1,573	1,886	2,485
Sales & Marketing	220	274	342
Management & Administration	310	307	365

Total	4,856	6,095	8,564

(1)	Includes employees of our subsidiaries.
(2)	Includes research and development personnel.

To recruit promising engineering students at leading Korean universities, we work with these universities on research projects where these students can gain exposure to our research and development efforts. We currently plan to hire a significant number of college graduates in 2004 and 2005 to work as engineers in our development and production departments. We also provide on-the-job training for our new employees and develop training programs to identify and promote new leaders.

As of March 31, 2004, approximately 57.9% of our employees, including those of our subsidiaries, are union members, and production employees account for substantially all of these members. We have a collective bargaining arrangement with our labor union, which is negotiated once a year. We have never experienced a work stoppage or strike, and we consider our relationship with our employees to be good.

The salaries of our employees are reviewed annually. Salaries are adjusted based on individual and team performance, industry standards and inflation. As an incentive, discretionary bonuses may be paid based on the performance of individuals, and a portion of our operating income may be paid to our employees under our profit sharing plan if certain performance criteria are achieved. We also provide a wide range of benefits to our employees including medical insurance, employment insurance, workers compensation, free medical examinations, child tuition and education fee reimbursements and low-cost housing for certain employees.

Under the Korean Labor Standards Act, employees with one year or more of service are entitled to receive, upon termination of their employment, a lump-sum severance payment based on the length of their service and their average wage during the last three months of employment. We make provisions for accrued severance liabilities based on the assumption that all employees terminate their employment with us at the same time. As of December 31, 2003, our accrued severance liabilities amounted to (Won)21.0 billion, of which 61.5% was funded through severance insurance plans, while 1.4% was funded through deposits with the National Pension Corporation.

On May 21, 2004 our employees formed an employee stock ownership association, or ESOA, which has the right to purchase on behalf of its members up to 20% of the shares that we offer publicly in Korea pursuant to the Korean Securities and Exchange Act. Employees who purchase our shares through the ESOA will be subject to a one-year lock-up period pursuant to Korean law. We intend to fund the ESOA by making a direct cash disbursement to the ESOA in an amount equal to the value of 20% of the total number of shares allocated to the ESOA in the Korean public offering.

Subsidiaries

The following table sets forth summary information for our subsidiaries as of March 31, 2004:

Subsidiary	Main Activities	Jurisdiction of Incorporation	Date of Incorporation	Total Paid-in Capital		Percentage of Our Ownership Interest	Percentage of Our Voting Power
LG.Philips LCD Taiwan Co., Ltd.	Sales	Taiwan	April 1999	NT$	115,500,000	100%	100%

LG.Philips LCD America, Inc.	Sales	U.S.A.	September 1999	US$	5,000,000	100%	100%

LG.Philips LCD Japan Co., Ltd.	Sales	Japan	October 1999		¥95,000,000	100%	100%

LG.Philips LCD Germany GmbH	Sales	Germany	November 1999	EUR	960,000	100%	100%

LG.Philips LCD Nanjing Co., Ltd.	Manufacturing and sales	China	July 2002	RMB	256,589,600	100%	100%

LG.Philips LCD Hong Kong Co., Ltd.	Sales	Hong Kong	January 2003	HK$	11,500,000	100%	100%

LG.Philips LCD Shanghai Co., Ltd.	Sales	China	January 2003	RMB	4,138,650	100%	100%

MANAGEMENT

Board of Directors

Our board of directors has the ultimate responsibility for the management of our business affairs. Our articles of incorporation were amended on June 23, 2004 to provide for a board consisting of between five and nine directors, more than half of whom must be outside directors. We intend to appoint the first two of our outside directors on or around July 19, 2004, subject to shareholder approval. They are Bart van Halder, a professor of Management Accounting and Control at the Amsterdam Graduate Business School of the University of Amsterdam who has served as chairman of the Financial Executive Program of the Dutch Controllers Institute, and Ingoo Han, a professor at the Graduate School of Management, Korea Advanced Institute of Science and Technology (KAIST) who has served as chief executive officer of Credit Science, a credit risk management research firm. The new composition of our board of directors pursuant to our amended articles of incorporation will take effect no later than the first annual general meeting of shareholders to be held after this offering, which must be within three months of the end of the fiscal year. Our shareholders elect all directors at a general meeting of shareholders. Our articles of incorporation also require that we elect a chief executive officer and a chief financial officer, each of whom serves as a joint representative director. Under the Korean Commercial Code and our articles of incorporation, the joint representative directors are authorized to jointly represent us in activities relating to our business. A representative director of a company established in Korea is authorized to represent and act on behalf of such company and has the power to bind such company. A company may have (i) one sole representative director, (ii) two or more co-representative directors or (iii) two or more “joint” representative directors. The powers and authorities of a sole representative director and any co-representative directors are exactly the same while the only distinction for joint representative directors is that they must act jointly (i.e., all of the joint representative directors must act together in order to bind the company while co-representative directors may act independently). All representative directors are selected from among the non-outside directors. We currently have a joint representative director system and changing such a system would require an amendment to our articles of incorporation by a special resolution of the shareholders.

Our recently amended articles of incorporation provide for an audit committee, consisting of three outside directors, to replace our statutory auditors. In accordance with Korean law and in order to comply with the listing rules of the New York Stock Exchange which require us to have a fully independent audit committee by July 31, 2005, we will form our audit committee no later than the first annual general meeting of shareholders to be held after this offering, which must be within three months of the end of the fiscal year. Until we establish the audit committee under our amended articles of incorporation, we will have at least one statutory auditor. We intend to appoint Herman olde Bolhaar, who currently serves as the regional chief financial officer (Europe, Middle East and Africa) for Royal Philips Electronics, as a statutory auditor to fill the current vacancy in the position of one of the statutory auditors on or around July 19, 2004, subject to shareholder approval. Statutory auditors are entitled to attend and express opinions at meetings of the board of directors, but are not members of the board and do not vote.

The term of office for our directors will expire upon the closing of the annual general meeting of shareholders convened in respect of the last fiscal year within three years after they take office. Our board must meet at least once every quarter, and may meet as often as the joint representative directors deem necessary or advisable. Other directors may also request the joint representative directors to convene a board meeting at any time.

The tables below set forth our directors, executive officers and statutory auditor, and their ages and positions as of March 31, 2004. The business address of all of the directors and executive officers is the address of our registered office at 17th Floor, West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea 150-721.

Our Directors

Name	Age	Position	First Elected/ Appointed	Term Expires	Principal Business Activities Performed Outside Our Company
Ad Huijser	57	Chairman of the Board of Directors	March 2004	March 2007	Chief Technology Officer and Member of the Board of Management of Philips Electronics and Member (non-executive) of the Supervisory Board of LG.Philips Displays Holding B.V.
Bon Joon Koo	52	Joint Representative Director, Vice-Chairman and Chief Executive Officer	August 1999	July 2005	Chairman of the Board of Directors of LG Siltron
Ron H. Wirahadiraksa	43	Joint Representative Director, Senior Executive Vice-President and Chief Financial Officer	August 1999	August 2005	None
Frans van Houten	43	Vice-Chairman of the Board of Directors	December 2003	December 2006	Member Group Management Committee Philips Electronics and Member (non-executive) of the Supervisory Board of LG.Philips Displays Holding B.V.
Young Chan Kim	50	Director	March 2002	March 2005	Executive Vice-President of LG Electronics
Woo Hyun Paik	55	Director	August 1999	August 2005	President and Chief Technology Officer of LG Electronics

Our Executive Officers

Name	Age	Position	First Elected/ Appointed	Principal Business Activities Performed Outside Our Company
Bon Joon Koo	52	Joint Representative Director, Vice-Chairman and Chief Executive Officer	August 1999	Chairman of the Board of Directors of LG Siltron
Ron H. Wirahadiraksa	43	Joint Representative Director, Senior Executive Vice-President and Chief Financial Officer	August 1999	None
Budiman Sastra	53	Chief Technology Officer	November 1999	None
Bruce I. Berkoff	43	Executive Vice-President for Marketing	November 1999	None
Duke M. Koo	56	Executive Vice-President for Sales	August 1999	None
Ki Seon Park	55	Executive Vice-President for Manufacturing	August 1999	None
Jae Wan Jeon	60	Executive Vice-President, Management Support	July 1999	None
Woo Shik Kim	48	Executive Vice-President, Production	September 2000	None
Won Wook Kim	52	Executive Vice-President, Production	July 1999	None

Our Statutory Auditors

Name	Age	Position	First Elected/ Appointed	Term Expires	Principal Business Activities Performed Outside Our Company
Young Bae Na	46	Statutory Auditor	December 2003	March 2005	Vice-President of LG Electronics and Member (non-executive) of the Supervisory Board of LG.Philips Displays Holding B.V.
Vacancy	—	Statutory Auditor	—	—	—

We and our subsidiaries do not have any service contracts with our directors providing for benefits upon termination of their employment with us or our subsidiaries.

Ad Huijser has served as chairman of the board of directors and director since March 2004. He is currently serving as chief technology officer and member of the board of management of Philips Electronics and as a non-executive member of the supervisory board of our affiliate LG.Philips Displays Holding B.V. Mr. Huijser also served as chief technology officer of Philips Consumer Electronics and head of corporate research of Philips Electronics. Mr. Huijser holds a Bachelor of Science degree in technical physics from Eindhoven Technical University and a graduate degree from the University of Twente.

Bon Joon Koo has served as vice-chairman, chief executive officer and joint representative director since July 1999. Prior to joining LG.Philips LCD, he served as president and chief executive officer of LG Semicon Co., Ltd. Mr. Koo also worked as a senior managing director of LG Chemical Ltd. and as a managing director of LG Electronics. He currently also serves as chairman of the board of directors of our affiliate LG Siltron, which produces silicon wafers for semiconductors. Mr. Koo holds a Bachelor of Science degree in computer science and statistics from Seoul National University and an M.B.A. degree from the University of Chicago.

Ron H. Wirahadiraksa has served as senior executive vice-president, chief financial officer and joint representative director since August 1999. Prior to joining LG.Philips LCD, he was the chief financial officer of Philips Flat Display Systems in San Jose, California. Mr. Wirahadiraksa also served as the chief financial officer of Philips Malaysia and Philips Greece. Mr. Wirahadiraksa received both his undergraduate and graduate degrees in business economics from the Free University of Amsterdam. He is also a certified registered comptroller.

Frans van Houten has served as vice-chairman of the board of directors and director since December 2003. Mr. Van Houten is a member of the Group Management Committee of Philips Electronics and chief executive officer of the Global Business Groups of Philips Consumer Electronics. He is also a non-executive member of the supervisory board of LG.Philips Displays Holding B.V. Mr. Van Houten received his undergraduate degree in economics, marketing and business management.

Young Chan Kim has served as director since March 2002. Mr. Kim is an executive vice-president at LG Electronics. Prior to this position, Mr. Kim also served as vice-present of LG Corp and president of LG Electronics Canada Ltd. Mr. Kim received a Bachelor of Arts degree in linguistics and an M.B.A. degree from Seoul National University.

Woo Hyun Paik has served as director since August 1999. Mr. Paik is currently serving as president and chief technology officer of LG Electronics. Prior to joining LG Electronics, he was the executive vice-president for technology for the Communications Division of General Instrument. Mr. Paik received his Bachelor of Science degree and master’s degree in electrical engineering from Seoul National University and his Ph.D. in electrical engineering from the Massachusetts Institute of Technology.

Budiman Sastra has served as chief technology officer since November 1999. Prior to joining LG.Philips LCD, he was the general manager of Plasma Addressed Liquid Crystal Displays in Mizunami, Japan. Mr. Sastra also worked as a department head at Philips Research Laboratory in Eindhoven, the Netherlands. Mr. Sastra holds a Bachelor of Science degree in engineering from Trisakti University in Indonesia and a post-graduate degree from Delft University of Technology in the Netherlands.

Bruce I. Berkoff has served as executive vice-president for marketing since November 1999. Prior to joining LG.Philips LCD, Mr. Berkoff was the general manager of the software & electronics business unit of Philips Flat Display Systems in San Jose, California. Mr. Berkoff also served as vice-president of marketing for UMAX Computer Corporation in Sunnyvale, California. Mr. Berkoff received his Bachelor of Arts degree in physics from Princeton University and holds a master’s degree in biophysics from the University of California at Berkeley.

Duke Koo has served as executive vice-president for sales since August 1999. Prior to joining LG.Philips LCD, Mr. Koo was the executive vice-president for sales for LG Semicon. Mr. Koo also served as senior vice-president for LCD marketing for LG Electronics. Mr. Koo holds a Bachelor of Arts degree in German language and literature from Hankuk University of Foreign Studies.

Ki Seon Park has served as executive vice-president for manufacturing since August 1999. Prior to joining LG.Philips LCD, Mr. Park served as vice-president for manufacturing for LG Electronics. Mr. Park holds a Bachelor of Science degree in chemical engineering from Pusan National University.

Jae Wan Jeon has served as executive vice-president for management support since July 1999. Prior to joining LG.Philips LCD, Mr. Jeon served as vice-president for management support for LG Electronics. Mr. Jeon holds a Bachelor of Arts degree in economics from Korea University.

Woo Shik Kim has served as executive vice-president for the Manufacturing Technology Center since September 2000. Prior to joining LG.Philips LCD, Mr. Kim served as head of the production technical center for LG Semicon. Mr. Kim received his Bachelor of Science degree and master’s degree in ceramic engineering from Yonsei University.

Won Wook Kim has served as executive vice-president for quality management and production since July 1999. Prior to joining LG.Philips LCD, Mr. Kim served as head of quality management for LG Semicon. Mr. Kim holds a Bachelor of Science degree in electronic engineering from Kyungbuk University.

Young Bae Na has served as statutory auditor since December 2003. He is currently serving as vice-president and head of the IR/M&A team of LG Electronics and as a non-executive member of the supervisory board of our affiliate LG.Philips Displays Holding B.V. Prior to joining LG Electronics, Mr. Na also worked in the LG Chairman’s Office. He holds a Bachelor of Arts degree in English language and literature from Korea University.

Compensation of Directors and Executive Officers

To date, we have not paid any compensation to our outside directors. The aggregate compensation, including remuneration and benefits in kind, we paid to our executive officers was (Won)3.5 billion in 2003. Our executive officers receive annual bonuses, the amount of which is determined in accordance with guidelines set by our board of directors.

We are considering the introduction of a long-term incentive plan at the time of or after the offering to aid retention of executives and key staff and to provide an incentive to meet our strategic objectives. We are now reviewing appropriate long-term incentive plan designs and details of the plan are yet to be finalized. It is likely that the plan will incorporate awards in the form of stock options, restricted stock or cash, or some combination of such forms. Awards will be linked to each person’s contribution to our performance and the value of the awards eventually received will be based on our performance over the period following their grant. The date of grant of stock options under the plan will not be earlier than two months after the completion of this offering. Actual award sizes have yet to be determined.

Share Ownership

None of our directors or executive officers owned any of our shares before this offering.

The table below shows the share ownership, as of March 31, 2004, of the legal entities represented by our directors, after giving effect to the 2-for-1 stock split of our common stock which became effective on May 25, 2004:

Beneficial Owner	Number of Shares Owned	Percentage of Shares Owned
LG Electronics Inc.	145,000,000	50%
Koninklijke Philips Electronics N.V.	145,000,000	50%

Board Practices

Our recently amended articles of incorporation provide for the establishment of the following sub-committees under our board of directors:

•	Audit Committee;

•	Outside Director Nomination and Corporate Governance Committee;

•	Remuneration Committee; and

•	Other committees as deemed necessary by our board of directors.

Our board of directors will appoint each member of these committees, except as set forth below. Members of the Audit Committee will be elected by our shareholders at the annual general meeting of shareholders. We plan to establish the following sub-committees pursuant to our articles of incorporation:

Audit Committee

The Audit Committee will be comprised entirely of outside directors. The committee will review all audit and compliance-related matters and make recommendations to our board of directors. The Audit Committee’s primary responsibilities will include:

•	engaging independent auditors;

•	approving independent audit fees;

•	approving audit and non-audit services;

•	reviewing annual financial statements;

•	reviewing audit results and reports, including management comments and recommendations;

•	reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	evaluating reports of actual or threatened litigation;

•	considering significant changes in accounting practices; and

•	examining improprieties or suspected improprieties.

This committee will also make recommendations on regulatory issues to the Financial Supervisory Service, if and when deemed necessary. In addition, in connection with general meetings of shareholders, the committee will examine the agenda for, and financial statements and other reports to be submitted by, the board of directors at each general meeting of shareholders. Our internal and external auditors will report directly to the Audit Committee chairman.

In accordance with Korean law and in order to comply with the listing rules of the New York Stock Exchange which require us to have a fully independent audit committee by July 31, 2005, we will form our audit committee no later than the first annual general meeting of shareholders to be held after this offering, which must be within three months of the end of the fiscal year.

Until our audit committee is established pursuant to our articles of incorporation, our board of directors will appoint a committee of disinterested directors on an ad hoc basis to resolve any potential conflicts of interest that may arise.

Outside Director Nomination and Corporate Governance Committee

The Outside Director Nomination and Corporate Governance Committee will review the qualifications of potential candidates and propose nominees to serve on our board of directors. The committee will also develop and recommend to the board of directors a set of corporate governance principles and oversee our policies, practices and procedures in the area of corporate governance. Half of the members of the Outside Director Nomination and Corporate Governance Committee will be outside directors.

Remuneration Committee

The Remuneration Committee’s primary responsibilities will include making recommendations to the board of directors concerning salaries and incentive compensation for our directors and officers. Half of the members of the Remuneration Committee will be outside directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We engage from time to time in a variety of transactions with related parties. We have conducted our transactions with related parties, including LG Electronics and Philips Electronics, as we would in comparable arm’s-length transactions with a non-related party, on a basis substantially as favorable to us as would be obtainable in such transactions.

Relationships and Transactions with LG Electronics and Related Companies

Sales to LG International

We sell our products to certain subsidiaries of LG International, our affiliated trading company, in regions where we do not have a sales subsidiary, or where doing so is consistent with local market practices. These subsidiaries of LG International process orders from and distribute products to customers located in their region.

In particular, we have sold a significant amount of our products to LG International Japan, Ltd. and LG International (HK) Ltd. and, until 2003, when we began to use our Taiwan subsidiary for sales to Singapore, LG International Singapore, Ltd. Sales to subsidiaries of LG International on an aggregate basis amounted to 10.7%, 27.0% and 10.0% of our sales in 2001, 2002 and 2003, respectively, and 22.2% and 4.0% in the three-month periods ended March 31, 2003 and 2004, respectively. We sell our products to these subsidiaries of LG International at a market price determined on an arm’s-length basis.

We establish sales subsidiaries in the relevant geographical markets when the benefit of doing so outweighs the cost of utilizing our affiliated trading company and where local market practice permits. Based on this approach, we established sales subsidiaries in Hong Kong and Shanghai, China, in January 2003, to replace LG International (HK) in conducting sales to system integrators located in China. In the past, sales to LG International (HK) accounted for 3.5% of our sales in 2001, 12.8% in 2002 and 3.1% in 2003. In the three-month period ended March 31, 2004, our sales through LG International (HK) was 0.2% of our sales. We expect to continue to utilize LG International Japan, consistent with local market practices there, to conduct our sales to end-brand customers in Japan, but may establish additional sales subsidiaries in the future in these or other regions as sales volumes to customers located in these regions increase and/or market practice warrants.

Sales to LG Electronics

We sell TFT-LCD panels, primarily large-size panels for desktop monitors and televisions, to LG Electronics on a regular basis, as both an end-brand customer and as a systems integrator for use in products they assemble on a contract basis for other end-brand customers. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers. LG Electronics purchased a portion of its large-size panel requirements through LG MRO Co. Ltd., a company that procures and purchases various materials, equipment and services for affiliated companies of LG Electronics. LG Electronics no longer purchases such panels from LG MRO.

Sales to LG Electronics on an invoiced basis, which include sales to LG Electronics as an end-brand customer and system integrator, amounted to (Won)367.2 billion, or 15.7% of our sales, in 2001,

(Won)691.3 billion, or 19.4% of our sales, in 2002 and (Won)1,527.6 billion (US$1,332.2 million), or 25.1% of our sales, in 2003. For the three-month periods ended March 31, 2003 and 2004, such sales amounted to (Won)272.6 billion, or 27.7% of our sales, and (Won)469.3 billion (US$409.3 million), or 21.4% of our sales, respectively.

Purchases from LG International

We procure a portion of our production equipment and components from LG International’s overseas subsidiaries in Japan, Europe and the United States. We use these subsidiaries in order to take advantage of their relationships with vendors, experience in negotiations and logistics as well as their ability to obtain volume discounts. Purchase prices we pay to these subsidiaries and other terms of our transactions with them are conducted on an arm’s-length basis. We expect to continue to utilize LG International’s overseas subsidiaries for the procurement of a portion of our production equipment and components.

Our purchases of equipment and components from subsidiaries of LG International amounted to (Won)226.5 billion, or 9.4% of our total equipment and component purchases, in 2001, (Won)740.4 billion, or 22.3% of our total purchases, in 2002 and (Won)768.2 billion (US$669.9 million), or 17.5% of our total purchases, in 2003. For the three-month periods ended March 31, 2003 and 2004, such purchases amounted to (Won)259.3 billion, or 27.8% of our total equipment and component purchases, and (Won)332.1 billion (US$289.6 million), or 18.6%, respectively.

Other Purchases

Under a master purchase agreement, we procure, on an “as-needed” basis, raw materials, components and other materials or services necessary for our production process, construction materials as well as construction and engineering services from LG Electronics and its affiliated companies, including LG Chem Ltd. and LG Engineering & Construction Co., Ltd. As part of the master purchase agreement, we also procure certain service-related items from LG MRO, including office supplies. Our purchases of raw materials, such as polarizers, from LG Chem amounted to (Won)57.8 billion, (Won)108.7 billion and (Won)243.8 billion (US$212.6 million) in 2001, 2002 and 2003, respectively. Our purchases of photo masks from LG Micron Ltd. amounted to (Won)2.6 billion, (Won)28.9 billion and (Won)62.1 billion (US$54.2 million) in 2001, 2002 and 2003, respectively. In 2003, we entered into an agreement with LG CNS Co., Ltd. for services relating to our information technology system in the amount of (Won)51.2 billion (US$44.6 million). In addition, we procured construction and engineering services from LG Engineering & Construction Co., Ltd. in connection with P6 in the amount of (Won)327.0 billion, (Won)230.1 billion and (Won)734.0 billion (US$640.1 million) in 2001, 2002 and 2003, respectively.

Our total purchases of materials, components and services from LG Electronics and its affiliated companies amounted to (Won)460.4 billion, or 17.7% of our total purchases of materials, components and services, in 2001, (Won)548.9 billion, or 16.5% of our total purchases, in 2002 and (Won)1,333.0 billion (US$1,162.5 million), or 28.4% of our total purchases, in 2003. For the three-month periods ended March 31, 2003 and 2004, such purchases amounted to (Won)189.9 billion, or 18.8% of our total purchases, and (Won)450.8 billion (US$393.1 million), or 23.8% of our total purchases, respectively.

In addition, we benefit from certain licenses extended to us from license or cross-license agreements between LG Electronics and third parties.

Under the terms of the joint venture agreement, LG Electronics assigned most of its patents relating to the development, manufacture and sale of TFT-LCD products to us and we agreed to maintain joint ownership of those patents that were not assigned to us. Pursuant to a grantback agreement entered into with LG Electronics in July 2004, in the event of any intellectual property dispute between LG Electronics and a third party relating to those patents jointly owned by LG Electronics and us, we intend to allow LG Electronics to assert ownership in those patents for all non TFT-LCD applications and to license or grant other rights in such patents for use by the licensee in non-TFT-LCD applications in order to settle such disputes.

Trademark Agreement with LG Corp.

We entered into a trademark license agreement with LG Corp., the holding company of the LG Group, in July 2004 for use of the “LG” name. Under the agreement, we will make monthly payments in the aggregate amount per year of 0.1% of our sales starting in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. LG Corp. has the right to terminate this agreement if the ownership interest of the LG Group companies in us falls below 25%.

Relationships and Transactions with Philips Electronics

Sales and Purchases from Philips Electronics

We sell large-size TFT-LCD panels for desktop monitors and televisions to Philips Electronics and its affiliates on a regular basis. Pricing and other principal terms of the sales are negotiated on an arm’s-length basis and are substantially the same as those for our non-affiliated end-brand customers.

Sales to Philips Electronics and its affiliates on an invoiced basis, which include sales to Philips Electronics as an end-brand customer and system integrator, amounted to (Won)133.3 billion, or 5.7% of our sales, in 2001, (Won)140.5 billion, or 3.9% of our sales, in 2002 and (Won)603.6 billion (US$526.4 million), or 9.9% of our sales, in 2003. For the three-month periods ended March 31, 2003 and 2004, such sales amounted to (Won)44.4 billion, or 4.5% of our sales, and (Won)315.0 billion (US$274.7 million), or 14.4% of our sales, respectively.

We purchase driver integrated circuits from Philips Electronics’ semiconductor division under a volume and price agreement. These purchases amounted to (Won)5.5 billion, (Won)25.4 billion and (Won)37.1 billion (US$32.4 million) in 2001, 2002 and 2003, respectively, and (Won)9.6 billion and (Won)9.4 billion (US$8.2 million) in the three-month periods ended March 31, 2003 and 2004, respectively.

We participate in Philips Electronics’ global insurance policies for general and product liability, criminal liability, directors and officers’ liability, employment practice liability and aviation product liability. Our ability to participate in Philips Electronics’ global insurance policies will automatically terminate if Philips Electronics ceases to own or control at least 50% of our voting stock. We intend to purchase insurance coverage similar in scope to that provided under Philips Electronics’ global insurance policies prior to the completion of this offering.

In addition, we benefit from certain licenses extended to us from license or cross-license agreements between Philips Electronics and third parties. Our ability to benefit from such license or cross-license agreements will automatically terminate if Philips Electronics ceases to own or control at least 50% of our voting stock. We do not expect termination of any license or cross-license arrangements through Philips Electronics from which we benefited to have a material adverse effect on our results of operations. See “Business—Intellectual Property—License Agreements” for a description of our new license arrangement with Hitachi.

Trademark Agreement with Philips Electronics

We plan to enter into a trademark license agreement with Philips Electronics, for use of the “Philips” name. Under the agreement, we will make monthly payments in the aggregate amount per year of 0.1% of our sales starting in 2005. This agreement has a term of three years and is automatically renewable for successive three-year periods unless either party gives a termination notice prior to any renewal. Philips Electronics has the right to terminate this agreement if the ownership interest of Philips Electronics in us falls below 25%.

Transactions with Directors and Officers

Certain of our directors and executive officers and our statutory auditor also serve as executive officers of companies with which we do business. None of our directors or executive officers or our statutory auditor has or had any interest in any of our business transactions that are or were unusual in their nature or conditions or significant to our business.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of the date hereof, by each person or entity known to us to own beneficially more than 5% of our outstanding shares and our directors and executive officers as a group:

	Shares of common stock beneficially owned prior to the global offering		Shares of common stock beneficially owned after the global offering assuming no exercise of the over- allotment option		Shares of common stock beneficially owned after the global offering assuming full exercise of the over- allotment option
Beneficial Owner	Number	%	Number	%	Number	%
LG Electronics	145,000,000	50.0%	145,000,000	44.8%	145,000,000	44.3%
Philips Electronics	145,000,000	50.0%	145,000,000	44.8%	145,000,000	44.3%

Our directors and executive officers did not own any shares as of the date hereof. Other than as set forth above, no other person or entity known by us to be acting in concert, directly or indirectly, jointly or severally, owned more than 5% or more of our outstanding common stock or exercised control or could exercise control over us as of the date hereof.

Shareholders’ Agreement

LG Electronics and Philips Electronics entered into a shareholders’ agreement in July 2004 to reflect certain corporate governance arrangements between them as controlling shareholders after the completion of this offering. Our articles of incorporation provide for a board of directors consisting of between five and nine directors, more than half of whom must be outside directors. Under the terms of the shareholders’ agreement, which currently contemplates a nine-member board, LG Electronics and Philips Electronics will each select two outside directors and will jointly select one outside director in order to form our new board of directors. The two shareholders have also agreed to a co-voting arrangement under which each party is obligated to vote in favor of the director candidates selected by the other party as well as the candidate jointly selected by the two shareholders. The outside directors so selected to form our first board of directors after this offering, if they are selected before the close of the first annual general meeting of shareholders to be convened after this offering and the Outside Director Nomination and Corporate Governance Committee has not been formed, shall be deemed to have been nominated by the Outside Director Nomination and Corporate Governance Committee pursuant to our articles of incorporation. Subject to minimum shareholding requirements, LG Electronics and Philips Electronics will also be able to nominate our chief executive officer and chief financial officer, who are our two joint representative directors and who must act in concert in order for their actions to bind us. See “Management” for a description of the powers, under Korean law, of joint representative directors.

The right to nominate the four non-outside directors of our board, including our joint representative directors or sole representative director, as the case may be, will depend on the respective ownership interest in us of each of LG Electronics and Philips Electronics:

•	if the ownership interest of each shareholder remains at 25% or higher, each shareholder will nominate two non-outside directors to our board, including nomination of the chief executive officer by LG Electronics and nomination of the chief financial officer by Philips Electronics, who will serve as joint representative directors;

•	if the ownership interest of one shareholder remains at 25% or higher and the ownership interest of the other shareholder drops to below 25% but equal to 15% or higher (even if the ownership interest subsequently increases to 15% or higher), the former will nominate three non-outside directors to our board, including one sole representative director, and the latter will nominate one non-outside director and further forfeit its right to nominate a representative director and the chief executive officer or chief financial officer, as the case may be;

•	if the ownership interest of one shareholder remains at 25% or higher and the ownership interest of the other shareholder drops to below 15% (even if the ownership interest subsequently increases to 15% or higher), the former will nominate all four non-outside directors to our board, including one sole representative director, and the latter will forfeit its right to nominate any non-outside director to our board;

•	if the ownership interest of each shareholder drops to below 25% but equal to 15% or higher (even if the ownership interest of one or both subsequently increases to 15% or higher), each shareholder will nominate two non-outside directors but both will forfeit their right to nominate a representative director, who will be nominated by the board of directors;

•	if the ownership interest of one shareholder drops to below 25% but equal to 15% or higher and the ownership interest of the other shareholder drops to below 15% (even if the ownership interest subsequently increases to 15% or higher), the former will nominate all four non-outside directors to our board and the latter will forfeit its right to nominate any non-outside director to our board; and

•	if the ownership interest of each shareholder drops to below 15% (even if the ownership interest of one or both subsequently increases to 15% or higher), both shareholders will forfeit their right to nominate any non-outside director and our board of directors will assume responsibility for nominating the four non-outside directors, including the nomination of one director as sole representative director;

provided, that, LG Electronics and Philips Electronics have each undertaken to (1) request the non-outside directors nominated by it to vote in favor of removal of the chief executive officer/joint representative director (or sole representative director, as the case may be) from such position or chief financial officer/joint representative director from such position, as the case may be, at the first meeting of our board of directors held immediately after the change in ownership interests described above, and (2) vote their respective shares in favor of effecting the events described above, including the removal of non-outside directors, at the first annual general shareholders meeting held after the change in ownership interests described above. In the event that a non-outside director fails to vote pursuant to the terms of the shareholders’ agreement, either to nominate or remove the chief executive officer/joint representative director to or from such position or chief financial officer/joint representative director to or from such position, as the case may be, both LG Electronics and Philips Electronics have agreed to vote for the removal of such non-outside director. In the event of death, resignation or other removal of a non-outside director before the natural expiration of his or her term, LG Electronics and Philips Electronics have each undertaken to vote its shares in favor of a proposal to elect a replacement non-outside director nominated by the party which nominated the departing or departed non-outside director. The term of the replacement non-outside director shall be the remaining term of the predecessor.

The shareholders’ agreement provides for certain transfer restrictions which become effective after the expiration of the one-year lock-up period agreed to by both shareholders for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfer to its affiliates). Such transfer restrictions include a right of first refusal pursuant to which each party, upon receipt of an offer by a third party to purchase its shares, must first give the other party the right to purchase such shares upon the same terms and conditions. In addition, each party has certain tag-along rights whereby if a party seeks to sell its shares, the other party has the right to join the transaction and sell an equal number of shares on the same terms and conditions. These transfer restrictions will apply until the earlier of (1) the date that the ownership interest of either LG Electronics or Philips Electronics in us first falls below 15% or (2) the date that the combined ownership interest of both LG Electronics and Philips Electronics in us first falls below 40%.

In addition, LG Electronics and Philips Electronics have agreed with each other not to (1) effect any sale or transfer of our shares that would decrease their respective ownership interests in us to lower than 30% for a period of three years from the date of listing of our shares on the Korea Stock Exchange and our ADSs on the New York Stock Exchange; (2) effect any sale or transfer of our shares to any single competitor of us in a single or series of related transactions if such sale or transfer would constitute 5% or more of our total issued and outstanding shares; or (3) effect any sale or transfer of our shares to any one person in a single or series of related transactions if such sale or transfer would constitute 10% or more of our total issued and outstanding shares, in each case, without the prior written consent of the other party.

The shareholders’ agreement will automatically terminate if the ownership interest of either LG Electronics or Philips Electronics in us falls below 10%.

The foregoing summary of the shareholders’ agreement between LG Electronics and Philips Electronics does not purport to be complete and is qualified in its entirety by reference to the Shareholders’ Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Registration Rights Agreement

We entered into a registration rights agreement with each of LG Electronics and Philips Electronics in July 2004, which among other things, provides that (1) we will file a registration statement upon demand by either of LG Electronics or Philips Electronics at any time after the later of the first anniversary of the listing of our common stock on the Korea Stock Exchange or ADSs on the New York Stock Exchange, and (2) we will use our reasonable best efforts to cause such registration statement to be declared effective as soon as practicable. We will not be required to effect more than two demand registrations in any successive two-year periods and we will not be required to effect any demand registration within six months of the effectiveness of a registration statement under a previous demand registration effected by us for Philips Electronics or LG Electronics, as the case may be, subject in each case to customary black-out periods. LG Electronics and Philips Electronics are entitled to exercise certain “piggyback” registration rights with respect to their registrable securities, as defined in the registration rights agreement, subject to customary exceptions and black-out periods.

The foregoing summary of the registration rights agreements with LG Electronics and Philips Electronics does not purport to be complete and is qualified in its entirety by reference to the LG Electronics Registration Rights Agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part, and the Philips Electronics Registration Rights Agreement, a copy of which is filed as an exhibit to the registration statement, of which this prospectus forms a part.

Information Agreement

Our principal shareholders, LG Electronics and Philips Electronics, are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we have agreed to enter into an agreement with each of LG Electronics and Philips Electronics to provide, subject to certain limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party has agreed that it will use any information provided under the respective agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale and/or purchase of securities issued by us.

DESCRIPTION OF CAPITAL STOCK

This section provides information relating to our capital stock, including brief summaries of material provisions of our current articles of incorporation, the Korean Securities and Exchange Act and the Commercial Code of Korea. We are preparing for the listing of our company on the Korea Stock Exchange, upon which the Korean Securities and Exchange Act will become applicable to a greater extent. The following summaries are subject to, and are qualified in their entirety by reference to, our articles of incorporation and the applicable provisions of the Korean Securities and Exchange Act and the Commercial Code.

General

Currently, our authorized share capital is 400,000,000 shares, which consists of shares of common stock and non-voting preferred stock, both with par value of (Won)5,000 per share. Under our articles of incorporation, we are authorized to issue preferred stock of up to 40,000,000 shares. As of March 31, 2004, after giving effect to the 2-for-1 stock split of our common share which became effective on May 25, 2004, 290,000,000 shares of common stock were issued. All of the issued and outstanding shares are fully-paid and non-assessable and are in registered form. We issue share certificates in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

Dividends

We distribute dividends to our shareholders in proportion to the number of shares owned by each shareholder. The shares represented by the ADSs have the same dividend rights as other outstanding shares.

Holders of preferred shares are entitled to receive dividends in priority to the holders of common shares. The amount of dividends for preferred shares is determined by our board of directors within a range of 1% to 10% of par value at the time the shares are issued, provided that if the dividend amount on the common shares exceeds that on the preferred shares, holders of preferred shares will also participate in the distribution of the excess dividend amount in the same proportion as holders of common shares. If the amount available for dividends is less than the aggregate amount of such minimum dividend, the holders of preferred shares will be entitled to receive the accumulated unpaid dividends in priority to the holders of common shares from the dividends payable in respect of the next fiscal year.

We declare dividends annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. We pay the annual dividend shortly after the annual general meeting to the shareholders of record as of the end of the preceding fiscal year. We may distribute the annual dividend in cash or in shares. However, a dividend of shares must be distributed at par value. If the market price of the shares is less than their par value, dividends in shares may not exceed one-half of the annual dividend. We have no obligation to pay any annual dividend unclaimed for five years from the payment date.

Under the Commercial Code, we may pay an annual dividend only out of the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital and (2) the total amount of our capital surplus reserve and legal reserve accumulated up to the end of the relevant dividend period. We may not pay an annual dividend unless we have set aside a legal reserve in an amount equal to at least 10% of the cash portion of the annual dividend or unless we have accumulated a legal reserve of not less than one-half of our stated capital. Financial Supervisory Commission regulations applicable to companies listed on the Korea Stock Exchange require companies to set aside specified amounts as financial structure improvement reserves until the ratio of stockholders’ equity to total assets reaches 30.0%. We may not use legal reserves to pay cash dividends but may transfer amounts from legal reserves to capital stock or use legal reserves to reduce an accumulated deficit.

Also, we may pay quarterly dividends in accordance with a resolution of the board of directors to our shareholders who are registered in the shareholders’ register as of the end of March, June or September, and such quarterly dividends shall be made in cash.

Distribution of Free Shares

In addition to paying dividends in shares out of our retained or current earnings, we may also distribute to our shareholders an amount transferred from our capital surplus or legal reserve to our stated capital in the form of free shares. Free shares are shares newly issued to existing shareholders without consideration, much like stock dividends, except that in the case of free shares a portion of the reserves, as opposed to earnings, is transferred to capital. We must distribute such free shares to all of our shareholders in proportion to their existing shareholdings. We may distribute free shares when we determine that our capital surplus or legal reserves are too large relative to our paid-in capital.

Preemptive Rights and Issuance of Additional Shares

We may issue authorized but unissued shares at the times and, unless otherwise provided in the Commercial Code, on the terms our board of directors may determine. All of our shareholders are generally entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. We must offer new shares on uniform terms to all shareholders who have preemptive rights and are listed on our shareholders’ register as of the relevant record date. However, under the Commercial Code, we may vary the specific terms of these preemptive rights for different classes of shares without shareholder approval. To the extent that such different terms result in placing any particular class of shareholders at a disadvantage relative to other classes, a special resolution by that disadvantaged class of shareholders is necessary.

We must give public notice of the preemptive rights regarding new shares and their transferability at least two weeks before the relevant record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

Under our articles of incorporation, we may issue new shares pursuant to a board resolution to persons other than existing shareholders, who however will not have preemptive rights, if the new shares are, among others:

•	publicly offered pursuant to the Korean Securities and Exchange Act;

•	issued to members of our employee stock ownership association;

•	represented by depositary receipts;

•	issued upon exercise of stock options granted to our officers and employees;

•	issued to a domestic or overseas financial institution for an urgent need for funds; or

•	issued for the purpose of drawing foreign investment when we deem it necessary for our business needs.

In addition, we may issue convertible bonds or bonds with warrants, up to an aggregate face amount of (Won)1 trillion to persons other than existing shareholders.

Members of our employee stock ownership association, whether or not they are our shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to the Korean Securities and Exchange Act.

General Meeting of Shareholders

We hold the annual general meeting of shareholders within three months after the end of each fiscal year. Subject to a board resolution or court approval, we may hold an extraordinary general meeting of shareholders:

•	as necessary;

•	at the request of holders of an aggregate of 3% or more of our outstanding shares;

•	at the request of shareholders holding an aggregate of 1.5% or more of our outstanding shares for at least six months; or

•	at the request of our audit committee.

Holders of preferred shares may request a general meeting of shareholders only after the preferred shares become entitled to vote or are enfranchised, as described under “—Voting Rights” below.

We must give shareholders written notice setting out the date, place and agenda of the meeting at least two weeks before the date of the general meeting of shareholders. However, for holders of less than 1% of the total number of issued and outstanding voting shares, we may give notice by placing at least two public notices in at least two daily newspapers at least two weeks in advance of the meeting. We will use Maeil Business Newspaper and The Chosun Ilbo, published in Seoul, for public notice purposes. Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders, attend or vote at the meeting. Holders of non-voting preferred shares, unless enfranchised, are not entitled to receive notice of general meetings of shareholders.

The place of our general meetings of shareholders is decided by our board of directors, which can be our head office or any other place within Korea.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights of common shares held by us, or by a corporate shareholder that is more than 10% owned by us either directly or indirectly, may not be exercised. The Commercial Code permits cumulative voting, under which voting method each shareholder would have multiple voting rights corresponding to the number of directors to be appointed in the voting and may exercise all voting rights cumulatively to elect one director. However, our articles of incorporation prohibit cumulative voting.

According to our current articles of incorporation, our shareholders may adopt resolutions at a general meeting by an affirmative majority vote of the voting shares present or represented at the meeting, where the affirmative votes also represent at least one-fourth of our total voting shares then issued and outstanding. However, under the Commercial Code and our articles of incorporation, the following matters, among others, require approval by the holders of at least two-thirds of the shares present or represented at a meeting, where the affirmative votes also represent at least one-third of our total shares then issued and outstanding:

•	amending our articles of incorporation;

•	removing a director;

•	effecting any dissolution, merger or consolidation of us;

•	transferring the whole or any significant part of our business;

•	effecting our acquisition of all of the business of any other company;

•	effecting our acquisition of a part of the business of any other company that has a material effect on our business; or

•	issuing any new shares at a price lower than their par value.

In general, holders of preferred shares are not entitled to vote on any resolution or receive notice of any general meeting of shareholders. However, in the case of amendments to our articles of incorporation, any merger or consolidation involving us, capital reductions or in certain other cases in which the rights or interests of the preferred shares are affected, approval of the holders of preferred shares is required. We may obtain such approval by a resolution of holders of at least two-thirds of the preferred shares present or represented at a class meeting of the holders of preferred shares, where the affirmative votes also represent at least one-third of our total issued and outstanding preferred shares. In addition, if we are unable to pay dividends on preferred shares as provided in our articles of incorporation, the holders of preferred shares will become enfranchised and will be entitled to exercise voting rights until those dividends are paid. The holders of enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at a general meeting of shareholders.

Shareholders may exercise their voting rights by proxy.

Holders of ADRs exercise their voting rights through the ADR depositary, an agent of which is the record holder of the underlying shares. Subject to the provisions of the deposit agreement, ADR holders are entitled to instruct the ADR depositary how to vote the shares underlying their ADSs.

Rights of Dissenting Shareholders

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company, dissenting shareholders have the right to require us to purchase their shares. To exercise this right, shareholders must submit to us a written notice of their intention to dissent before the general meeting of shareholders. Within 20 days after the relevant resolution is passed at a meeting, the dissenting shareholders must request us in writing to purchase their shares. We are obligated to purchase the shares of dissenting shareholders within two months of such request. The purchase price for the shares is required to be determined through negotiation between the dissenting shareholders and us. If we cannot agree on a price through negotiation, either we or the requesting shareholder may file with a court a request for appraisal order.

After the completion of this offering, if we cannot agree on a price through negotiation, the purchase price will be the average of (1) the weighted average of the daily share prices on the Korea Stock Exchange for the two-month period before the date of the adoption of the relevant board resolution, (2) the weighted average of the daily share price on the Korea Stock Exchange for the one- month period before the date of the adoption of the relevant board resolution and (3) the weighted average of the daily share price on the Korea Stock Exchange for the one-week period before the date of the adoption of the relevant board resolution. However, the Financial Supervisory Commission may adjust this price if we or 30% or more of the dissenting shareholders do not accept the purchase price. Holders of ADSs will not be able to exercise dissenter’s rights unless they have withdrawn the underlying common stock and become our direct shareholders.

Register of Shareholders and Record Dates

Our transfer agent, Korea Securities Depository, maintains the register of our shareholders at its office in Seoul, Korea. It will register transfers of shares on the register of shareholders on presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the shareholders entitled to annual dividends, the register of shareholders may be closed for the period from January 1 to January 31 of each year. Further, for the purpose of determining the shareholders entitled to some other rights pertaining to the shares, we may, on at least two weeks’ public notice, set a record date and/or close the register of shareholders for not more than three months.

Annual Report

At least one week before the annual general meeting of shareholders, we must make our annual report and audited non-consolidated Korean GAAP financial statements available for inspection at our principal office and at all of our branch offices. In addition, copies of annual reports, the audited non-consolidated Korean GAAP financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Korean Securities and Exchange Act, we must file with the Financial Supervisory Commission and the Korea Stock Exchange (1) an annual report (including audited non-consolidated financial statements and audited consolidated financial statements) within 90 days after the end of our fiscal year; provided that the audited consolidated financial statements may be separately submitted within 120 calendar days of the end of the fiscal year, and (2) interim reports with respect to the three-month period, six-month period and nine-month period from the beginning of each fiscal year within 45 calendar days following the end of each period. Copies of these reports will be available for public inspection at the Financial Supervisory Commission and the Korea Stock Exchange.

Transfer of Shares

Under the Commercial Code, the transfer of shares is effected by delivery of share certificates. However, to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, a shareholder is required to file his name, address and seal with us. A non-Korean shareholder may file a specimen signature in place of a seal, unless he is a citizen of a country with a sealing system similar to that of Korea. In addition, a non-resident shareholder must appoint an agent authorized to receive notices on his behalf in Korea and file a mailing address in Korea. The above requirements do not apply to the holders of ADSs.

Under current Korean regulations, Korean securities companies and banks, including licensed branches of non-Korean securities companies and banks, investment management companies, futures trading companies and internationally recognized foreign custodians and the Korea Securities Depository may act as agents and provide related services for foreign shareholders. Certain foreign exchange controls and securities regulations apply to the transfer of shares by non-residents or non-Koreans. See “Korean Foreign Exchange Controls and Securities Regulations.”

Acquisition of Shares by Us

In principle, we may not acquire our own shares except in limited circumstances, such as a reduction in capital.

Notwithstanding the foregoing restriction, we may acquire shares through purchases on the Korea Stock Exchange or through a tender offer. We may also acquire interests in our own shares through agreements with trust companies, securities investment trust companies and securities investment companies. The aggregate purchase price for shares purchased through such means may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year, subject to certain procedural requirements.

Liquidation Rights

In the event of our liquidation, after payment of all debts, liquidation expenses and taxes, our remaining assets will be distributed among shareholders in proportion to their shareholdings. Holders of preferred shares have no preference in liquidation.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of the deposit agreement by and among us, Citibank, N.A., as ADR depositary, and all holders and beneficial owners of ADSs evidenced by ADRs issued thereunder. The deposit agreement is governed by the laws of the State of New York. Because it is a summary, this description does not contain all the information that may be important to you. Your rights and obligations as an owner of ADSs will be determined by reference to the terms of the deposit agreement and not this summary. For more complete information, you should read the entire deposit agreement and the ADR. The deposit agreement has been filed with the SEC as an exhibit to the registration statement on Form F-6. Copies of the deposit agreement are also available for inspection at the principal New York office of the ADR depositary, currently located at 111 Wall Street, New York, New York 10005.

American Depositary Receipts

American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the ADR depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The ADR depositary typically appoints a custodian to safekeep the securities on deposit. The ADR depositary’s custodian in this case is the Korea Securities Depository, located at 36-5 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea. Korea Securities Depository is also the institution authorized under applicable law to effect book-entry transfers of shares of our common stock. Each ADS represents the right to receive              shares of our common stock on deposit with the custodian. An ADS will also represent the right to receive any other property received by the ADR depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. An ADR may represent any number of ADSs. We and the ADR depositary will treat only persons in whose names ADRs are registered on the books of the registrar as holders of ADRs.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the ADR depositary. As an ADS holder you appoint the ADR depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of shares of common stock will continue to be governed by the laws of Korea, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as The Depository Trust Company. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Deposit and Withdrawal of Shares of Common Stock

The shares of common stock underlying the ADSs offered for sale in this prospectus will be delivered to the ADR depositary’s custodian in book-entry form. Accordingly, no share certificates will be issued for them, and the ADR depositary will hold the shares of common stock in book-entry form through the custodian. The delivery of the shares of common stock pursuant to the deposit agreement will take place through the facilities of the custodian.

The ADR depositary will create ADSs if you or your broker deposit shares of common stock with the custodian. Upon payment of its issuance fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the ADR depositary will register the appropriate number of ADSs in the names you designate. Your ability to deposit shares of common stock and receive ADSs may be limited by U.S. and Korean legal considerations applicable at the time of deposit. We have agreed with the ADR depositary to limit the number of shares of common stock on deposit under the deposit agreement to eighty per cent (80%) of an aggregate of 33,600,000 shares of common stock (including shares of common stock sold in the form of ADSs) to be sold in the global offering or any greater number of shares of common stock we determine with the ADR depositary from time to time (i.e., as a result of a subsequent offering, stock dividend or rights offer), unless the deposit is prohibited by applicable laws or violates our articles of incorporation; provided, however, that if any over-allotment is made in the global offering or in the case of any subsequent offer by us or our affiliates, the 80% limit on the number of shares of common stock on deposit under the deposit agreement shall not apply to such over-allotment or offer and the number of shares of common stock issued, delivered or sold pursuant to the over-allotment or offer (including shares of common stock in the form of ADSs) shall be eligible for deposit under the deposit agreement, except to the extent such deposit is prohibited by applicable laws or violates our articles of incorporation, or, in the case of any subsequent offer by us or our affiliates, we determine with the depositary to limit the number of shares of common stock so offered that would be eligible for deposit under the deposit agreement in order to maintain liquidity for the shares in Korea as may be requested by the relevant Korean authorities.

The issuance of ADSs may be delayed until the ADR depositary or the custodian receives confirmation that all required approvals have been given and that the shares have been duly transferred to the custodian. The ADR depositary will only issue ADSs in whole numbers.

When you make a deposit of shares, you will be responsible for transferring good and valid title to these shares to the ADR depositary and you will be deemed to represent and warrant that:

•	The shares are duly authorized, validly issued, fully paid, non assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such shares have been validly waived or exercised.

•	You are duly authorized to deposit the shares of common stock.

•	The shares of common stock presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The shares of common stock presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the ADR depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

The ADR depositary will arrange for the acceptance of the ADSs into The Depository Trust Company (“DTC”). A single ADR in the form of a “Balance Certificate” will evidence all ADSs held through DTC and will represent the aggregate number of ADSs that have been issued from time to time. That ADR will be registered in the name of the nominee for DTC (currently “Cede & Co.”). As such, Cede & Co., or any subsequent nominee for DTC, will be the only holder of the ADR evidencing all ADSs held through DTC. Each beneficial owner of ADSs held through DTC must rely upon the procedures of DTC and the DTC participants to exercise, effect transfer of or be entitled to any rights attributable to such ADSs.

The ADR depositary and the ADR depositary’s custodian will refuse to accept shares of common stock for deposit whenever we restrict transfer of shares of common stock to comply with our articles of incorporation or applicable law.

You may surrender your ADRs to the ADR depositary for cancellation and withdraw the underlying shares of our common stock. Upon payment of the cancellation fees provided in the deposit agreement and any governmental charges and taxes, subject to applicable laws and regulations of Korea and our articles of incorporation, you will be entitled to physical delivery or electronic delivery to an account in Korea or, if permissible under applicable Korean law, outside Korea, of the shares of common stock evidenced by the ADSs and any other property at the time represented by ADRs you surrendered.

You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the ADR depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the ADR depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the shares of common stock represented by your ADSs may be delayed until the ADR depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the ADR depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit and will only be permitted to deliver shares of common stock that have been listed for trading on the Korea Stock Exchange. The ADR depositary will process ADSs presented for withdrawal of the shares of common stock they represent on a first come, first served basis.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	The period between the closing of the global offering to which this prospectus relates and the commencement of trading of the shares of common stock on the Korea Stock Exchange.

•	Temporary delays that may arise because (1) the transfer books for the shares of common stock or ADSs are closed, or (2) shares of common stock are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

If you want to withdraw the shares of common stock from the depositary facility, you must register your identity with the Financial Supervisory Service of Korea before you acquire the shares of common stock unless you intend to sell the shares of common stock within three months of acquisition. See “Korean Foreign Exchange Controls and Securities Regulations—Restrictions Applicable to Shares.”

Pre-Release Transactions

Under the provisions of the deposit agreement, the ADR depositary may not lend shares of common stock or ADSs. However, subject to the provisions of the deposit agreement and to the extent permitted by applicable Korean law, the ADR depositary may issue ADSs before deposit of the underlying shares of common stock. The ADR depositary may also deliver shares of common stock prior to receiving ADS for cancellation. These transactions are commonly called pre-release transactions. The ADR depositary may execute a pre-release transaction only under the following circumstances:

•	before or at the time of the pre-release transaction, the person to whom the pre-release transaction is being made must represent to the ADR depositary in writing that it or its customer owns the shares of common stock to be deposited or the ADSs to be cancelled and show evidence of ownership of those securities to the ADR depositary’s satisfaction;

•	before or at the time of such pre-release transaction, the person to whom the pre-release transaction is being made must agree in writing with the ADR depositary that he will hold the shares of common stock or ADSs in trust for the ADR depositary until their delivery to the ADR depositary or custodian, reflect on his records the ADR depositary as owner of such shares of common stock or ADSs and unconditionally guarantee to deliver such shares of common stock or ADSs to the ADR depositary or custodian and agrees to any additional requirements or restrictions that the ADR depositary may impose;

•	the pre-release transaction must be fully collateralized with cash or U.S. government securities or such other collateral as the ADR depositary deems appropriate;

•	the ADR depositary must be able to terminate the pre-release transaction on not more than five business days’ notice; and

•	the pre-release transaction would be subject to further indemnities and credit regulations as the ADR depositary deems appropriate.

The deposit agreement limits the aggregate size of the pre-release transactions. The ADR depositary may retain for its own account any compensation received by it in connection with the pre-release transactions, such as earnings on the collateral.

Dividends, Other Distributions and Rights

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

If the ADR depositary can, in its reasonable judgment and pursuant to applicable law, convert Korean Won (or any other foreign currency) into U.S. dollars on a reasonable basis and transfer the resulting U.S. dollars to the United States, the ADR depositary will as promptly as practicable convert all cash dividends and other cash distributions received by it on the deposited shares of common stock into U.S. dollars and distribute the U.S. dollars to you in proportion to the number of ADSs representing shares of common stock held by you, after deduction of the fees and expenses of the ADR depositary and any applicable taxes and governmental charges payable by the holder pursuant to the deposit agreement.

Other Distributions

In the event that the ADR depositary or the ADR depositary’s custodian receives any distribution upon any deposited shares of common stock in property or securities (other than cash, shares of common stock or rights to receive shares of common stock), the ADR depositary will distribute the property or securities to you after deduction of the fees and expenses of the ADR depositary in proportion to your holdings in any manner that the ADR depositary deems, after consultation with us, commercially feasible. If the ADR depositary determines that any distribution of property or securities (other than cash, shares of common stock or rights to receive shares of common stock) cannot be made proportionally, or if for any other reason the ADR depositary deems the distribution not to be commercially feasible, the ADR depositary may, after consultation with us, dispose of all or a portion of the property or securities in such amounts and in such manner, including by public or private sale, as the ADR depositary deems equitable or practicable. The ADR depositary will distribute to you the net proceeds of any such sale, or the balance of the property or securities, after the deduction of the fees and expenses of the ADR depositary.

Distribution of Shares

If a distribution by us consists of a dividend in, or free distribution of, our shares of common stock, the ADR depositary may, with our approval, and will, if we request, deposit the shares of common stock and either (1) distribute to you, in proportion to your holdings, additional ADSs representing those shares of common stock, or (2) reflect on the records of the ADR depositary the increase in the aggregate number of ADSs representing the aggregate number of shares of common stock received, in both cases, after the deduction of the fees and expenses of the ADR depositary. No such distribution of new ADSs will be made if it would violate law (i.e., U.S. securities laws) or if it would not be operationally practicable. If the ADR depositary deems that such distribution for any reason is not commercially feasible, the ADR depositary may adopt, after consultation with us, any method as it may deem commercially feasible to effect such distribution, including by public or private sale of all or part of the shares of common stock received. The ADR depositary will distribute to you the net proceeds of any such sale as with a cash distribution. The ADR depositary will only distribute whole numbers of ADSs. Fractional entitlements to ADSs will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

Distribution of Rights

If we offer holders of our shares of common stock any rights to subscribe for additional shares of common stock or any other rights, the ADR depositary may make these rights available to you. The ADR depositary will first consult with us to determine whether it is lawful and commercially feasible to distribute those rights to you.

The ADR depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide the ADR depositary with all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The ADR depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new shares of common stock other than shares of common stock to be held in the form of ADSs. The ADR depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the ADR depositary; or

•	It is not reasonably practicable to distribute the rights to you.

If the ADR depositary determines in consultation with the Company that it is not lawful or commercially feasible to make these rights available to you, then upon our request, the ADR depositary will sell the rights and distribute the proceeds in the same way as it would do with a cash distribution. The ADR depositary may allow these rights that are not distributed or sold to lapse. In that case, you will receive no value for these rights.

If a registration statement under the Securities Act with respect to the securities to which any rights relate is required in order for us to offer the rights to you and to sell the securities represented by these rights, the ADR depositary will not offer such rights to you until such a registration statement is in effect, or unless the offering and sale of such securities and such rights to you are exempt from the registration requirements of the Securities Act or any required filing, report, approval or consent has been submitted, obtained or granted. Neither we nor the ADR depositary will be obligated to register the rights or securities under the Securities Act or to submit, obtain or request any filing, report, approval or consent.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the ADR depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the ADR depositary in determining whether such distribution is lawful and commercially feasible. The ADR depositary will make the election available to you only if it is commercially feasible and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the ADR depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Korea would receive upon failing to make an election, as more fully described in the deposit agreement.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the ADR depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the ADR depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the ADR depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Record Dates

The ADR depositary will fix a record date, after consultation with us, in each of the following situations:

•	we make any cash dividend or other cash distribution upon our shares of common stock;

•	we make any distribution other than cash upon our shares of common stock;

•	we issue rights with respect to our shares of common stock;

•	the ADR depositary causes a change in the number of shares of common stock that are represented by each ADS; or

•	the ADR depositary receives notice of any shareholders’ meeting.

The record date will be, to the extent practicable, established as near as practicable to the record date fixed by us for the shares of common stock. The record date will determine (1) the ADR holders who are entitled to receive the dividend, distribution or rights, or the net proceeds of the sale of the rights; or (2) the ADR holders who are entitled to receive notices of meetings or to exercise rights.

Voting of the Underlying Shares of Common Stock

As a holder, you generally have the right under the deposit agreement to instruct the ADR depositary to exercise the voting rights for the shares of common stock represented by your ADSs. The voting rights of holders of shares of common stock are described above in “Description of Capital Stock – Voting Rights.”

We will give the ADR depositary a notice of any meeting or solicitation of shareholder proxies immediately after we finalize the form and substance of such notice sufficiently in advance of the meeting or solicitation of shareholder proxies to provide holders with a reasonable opportunity to take all actions requested, the ADR depositary having no obligation to provide holders with notice, voting or proxy solicitation materials if it does not timely receive such materials from us. As soon as practicable after it receives our notice, the ADR depositary will fix a record date, and upon our written request, the ADR depositary will mail to you a notice that will contain the following:

•	the information contained in our notice to the ADR depositary including an English translation, or, if requested by us, a summary of the information provided by us;

•	a statement that the ADR holders as of the close of business on a specified record date will be entitled to instruct the ADR depositary as to how to exercise their voting rights for the number of shares of deposited shares of common stock, subject to the provisions of applicable Korean law and our articles of incorporation, which provisions, if any, will be summarized in the notice to the extent that they are material; and

•	a statement as to the manner in which the ADR holders may give their instructions.

Upon your written request received on or before the date set by the ADR depositary for this purpose, the ADR depositary will endeavor, in so far as practicable, to vote or cause to be voted the deposited shares of common stock in accordance with the instructions set forth in your written requests. To the extent the ADR depositary does not timely receive voting instructions from a holder of ADSs, it will endeavor to vote the shares of common stock represented by those ADSs in the same proportion as the holders of all other outstanding shares of common stock vote their shares of common stock at the meeting. The ADR depositary will not, and will ensure that the custodian bank does not, vote the shares of common stock represented by ADSs at any meeting for which we have not timely provided voting materials to the ADR depositary.

Please note that the ability of the ADR depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the ADR depositary in a timely manner.

The ADR depositary may not itself exercise any voting discretion over any deposited shares of common stock. You may only exercise the voting rights in respect of whole numbers of ADSs. ADR holders may not be entitled to give instructions to vote the shares of common stock represented by the ADSs if, and to the extent that, the total number of shares of common stock represented by the ADSs of an ADR holder exceeds any limit set under applicable law. We can give no assurance to you, however, that we will notify the ADR depositary sufficiently in advance of the scheduled date of a meeting or solicitation of consents or proxies to enable the ADR depositary to make a timely mailing of notices to you, or that you will receive the notices sufficiently in advance of a meeting or solicitation of consents or proxies to give instructions to the ADR depositary.

Inspection of Transfer Books

The ADR depositary will keep books at its principal New York office which is currently located at 111 Wall Street, New York, New York 10005, for the registration and transfer of ADRs. You may inspect the books of the ADR depositary during regular business hours as long as the inspection is not for the purpose of communicating with holders in the interest of a business or object other than our business or a matter related to the deposit agreement or the ADSs.

Reports and Notices

On or before the first date on which we give notice, by publication or otherwise, of any meeting of shareholders, or of any adjourned meeting of shareholders, or of the taking of any action in respect of any distribution of cash or other distribution or the offering of any rights in respect of the shares of common stock, we will transmit to the custodian and the ADR depositary sufficient copies of the applicable notice in English in the form given or to be given to shareholders. We will furnish to the ADR depositary English language versions of any reports, notices and other communications that we generally transmit to holders of our common stock, including our annual reports, with annual audited consolidated financial statements prepared in conformity with U.S. GAAP or Korean GAAP, and unaudited consolidated semi-annual financial statements prepared in conformity with U.S. GAAP or Korean GAAP. The ADR depositary will arrange for the prompt mailing of copies of these documents, or, if we request, a summary of any such notice provided by us to you or, at our request, make notices, reports (other than the annual reports and semiannual financial statements) and other communications available to you on a basis similar to that for the holders of our common stock or on such other basis as we may advise the ADR depositary according to any applicable law, regulation or stock exchange requirement.

Notices delivered to you under the deposit agreement will be deemed to be effective three days (in the case of domestic mail or air courier) or seven days (in the case of overseas mail) from the date when a duly addressed letter containing the same is deposited, postage prepaid, in a post-office letter box or delivered to an air courier service or at the time when a confirmation thereof is produced in the case of a cable, telex or facsimile transmission, without regard for the actual receipt or time of actual receipt of the notice by you.

In addition, the ADR depositary will make available for inspection by holders at its principal New York office any notices, reports or communications, including any proxy soliciting materials, received from us that we generally transmit to the holders of our common stock or other deposited securities, including the ADR depositary. The ADR depositary will also send to you copies of reports and communications we will provide to it as described in the deposit agreement.

Changes Affecting Deposited Shares of Common Stock

In case of a change in the par value, or a split-up, consolidation or any other reclassification of shares of our common stock or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting us, any securities received by the ADR depositary or the custodian in exchange for, in conversion of or in respect of deposited shares of our common stock will be treated as new deposited shares of common stock under the deposit agreement. In that case, ADSs will represent, subject to the terms of the deposit agreement and applicable laws and regulations, including any registration requirements under the Securities Act, the right to receive the new deposited shares of common stock, unless additional ADSs are issued, as in the case of a stock dividend, or unless the ADR depositary calls for the surrender of outstanding ADRs to be exchanged for new ADRs.

If the ADR depositary may not lawfully distribute such property to you, the ADR depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Amendment and Termination of the Deposit Agreement

We may agree with the ADR depositary to amend or supplement the deposit agreement and the ADSs without your consent for any reason. If the amendment or supplement adds or increases fees or charges, except for taxes and other governmental charges or certain expenses of the ADR depositary, or prejudices any substantial existing right of ADR holders, it will only become effective 30 days after the ADR depositary notifies you of the amendment or supplement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law. If you continue to hold your ADSs at the time an amendment or supplement becomes effective, you will be considered to have agreed to the amendment or supplement and to be bound by the deposit agreement as amended. Except as otherwise required by any mandatory provisions of applicable law, no amendment may impair your right to surrender your ADSs and to receive the underlying deposited securities.

The ADR depositary will terminate the deposit agreement if we ask it to do so with 90 days’ prior written notice. The ADR depositary may also terminate the deposit agreement if the ADR depositary has notified us at least 90 days in advance that it would like to resign and we have not appointed a new depositary. In both cases, the ADR depositary must notify you at least 30 days before the termination date.

If any ADSs remain outstanding after the date of termination, the ADR depositary will stop performing any further acts under the deposit agreement, except:

•	to collect dividends and other distributions pertaining to the deposited shares of common stock;

•	to sell property and rights and the conversion of deposited shares of common stock into cash as provided in the deposit agreement; and

•	to deliver deposited shares of common stock, together with any dividends or other distributions received with respect to the deposited shares of common stock and the net proceeds of the sale of any rights or other property represented by those ADSs in exchange for surrendered ADSs.

At any time after the expiration of six months from the date of termination, the ADR depositary may sell any remaining deposited shares of common stock and hold uninvested the net proceeds in an unsegregated account, together with any other cash or property then held, without liability for interest, for the pro rata benefit of the holders of ADSs that have not been surrendered by then.

Charges of ADR Depositary

As an ADS holder, you will be required to pay the following service fees to the ADR depositary:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS surrendered

• Exercise of rights to purchase additional ADSs	Up to U.S. 2¢ per ADS held

• Distribution of cash dividends	No fee (so long as prohibited by NYSE)

• Distribution of ADSs pursuant to stock dividend or other free stock distributions	No fee (so long as prohibited by NYSE)

• Distributions of cash proceeds (i.e., upon sale of rights or other entitlements) or free shares in the form of ADSs (not constituting a stock dividend)	Up to U.S. 2¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per share (or share equivalent) distributed

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the ADR depositary and certain taxes and governmental charges such as:

•	taxes and other governmental charges;

•	registration fees applicable to transfers of shares of common stock on our shareholders’ register, or that of any entity acting as registrar for the shares, to the name of the ADR depositary or its nominee, or the custodian or its nominee, when making deposits or withdrawals under the deposit agreement;

•	cable, telex and facsimile transmission expenses that are expressly provided in the deposit agreement;

•	expenses incurred by the ADR depositary in the conversion of foreign currency into U.S. dollars under the deposit agreement;

•	such fees and expenses as are incurred by the ADR depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares of common stock, shares of common stock on deposit, ADSs and ADRs; and

•	the fees and expenses incurred by the ADR depositary, the custodian or any nominee in connection with the servicing or delivery of shares of common stock on deposit.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the ADR depositary’s obligations to you. Please note the following:

•	We and the ADR depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The ADR depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The ADR depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in shares of common stock, for the validity or worth of the shares of common stock, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the ADR depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the ADR depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the ADR depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our articles of incorporation or in any provisions of securities on deposit with the ADR depositary.

•	We and the ADR depositary further disclaim any liability for any action taken or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares of common stock for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the ADR depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of shares of common stock but is not, under the terms of the deposit agreement, made available to you.

•	We and the ADR depositary may rely without any liability upon any written notice, request or other document believed to be genuine or to have been signed or presented by the proper parties.

•	We and the ADR depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

General

The ADSs are transferable on the books of the ADR depositary; provided, however, that the ADR depositary may, after consultation with us, close the transfer books at any time or from time to time, when deemed expedient by it in connection with the performance of its duties. As a condition precedent to the execution and delivery of any ADSs, registration of transfer, split-up, combination of any ADR or surrender of any ADS for the purpose of withdrawal of deposited shares of common stock, the ADR depositary or the custodian may require payment from the depositor of the shares of common stock or holder of ADSs of a sum sufficient to reimburse the ADR depositary for any tax or other governmental charge and any stock transfer or registration fee and payment of any applicable fees payable by the holders of ADSs.

Any person depositing shares of common stock, any holder of an ADS or any beneficial owner may be required from time to time to file with the ADR depositary or the custodian a proof of citizenship, residence, exchange control approval, payment of applicable Korean or other taxes or governmental charges, or legal or beneficial ownership and the nature of their interest, to provide information relating to the registration on our shareholders’ register (or our appointed agent for the transfer and registration of shares of common stock) of the shares of common stock presented for deposit or other information, to execute certificates and to make representations and warranties as we or the ADR depositary may deem necessary or proper or to enable us or the ADR depositary to perform our and its obligations under the deposit agreement. The ADR depositary may withhold the execution or delivery or registration of transfer of all or part of any ADR or the distribution or sale of any dividend or other distribution of rights or of the proceeds from their sale or the delivery of any shares deposited under the deposit agreement and any other securities, property and cash received by the ADR depositary or the custodian until the proof or other information is filed or the certificates are executed or the representations and warranties are made. The ADR depositary shall provide us, unless otherwise instructed by us, in a timely manner, with copies of any of these proofs and certificates and these written representations and warranties.

The delivery and surrender of ADSs and transfer of ADSs generally may be suspended during any period when our or the ADR depositary’s transfer books are closed, or if that action is deemed necessary or advisable by us or the ADR depositary at any time or from time to time in accordance with the deposit agreement. We may restrict, in a manner as we deem appropriate, transfers of shares of common stock where the transfers may result in ownership of shares of common stock in excess of limits under applicable law.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the ADR depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The ADR depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The ADR depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the ADR depositary and to the custodian proof of taxpayer status and residence and such other information as the ADR depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the ADR depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The ADR depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the ADR depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law

The deposit agreement and the ADRs will be interpreted under, and all rights under the deposit agreement or the ADRs are governed by, the laws of the State of New York.

We have irrevocably submitted to the non-exclusive jurisdiction of New York State or United States Federal Courts located in New York City and waived any objection to legal actions or proceedings in these courts whether on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

This submission was made for the benefit of the ADR depositary and the holders and shall not limit the right of any of them to take legal actions or proceedings in any other court of competent jurisdiction nor shall the taking of legal actions or proceedings in one or more jurisdictions preclude the taking of legal actions or proceedings in any other jurisdiction (whether concurrently or not), to the extent permitted under applicable law.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock or ADSs in the public market after this offering or the perception that such future sales may occur could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have 323,600,000 shares of common stock outstanding. The amount of shares outstanding upon completion of this offering assumes no exercise of the underwriters’ over-allotment option. Of these shares, the shares sold in this offering in the form of common stock or ADSs will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or shareholders who hold 10% or more of our outstanding shares of common stock. The remaining shares held by existing shareholders are restricted securities as that term is defined in Rule 144. Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 3,236,000 shares immediately after this offering (assuming no exercise of the underwriters’ over-allotment option); or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation and notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers or consultants who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell these shares 90 days after the effective date of this offering in reliance on Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without having to comply with the holding period requirements of Rule 144, and that non-affiliates may sell those shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice filing requirements under Rule 144.

Lock-ups

Each of us and our two shareholders has agreed not to offer or sell any shares of our common stock, subject to exceptions, for a period of 180 days (one year in the case of the two shareholders) after the date of the underwriting agreement for this offering, without the prior written consent of the representatives of the underwriters. For more information relating to these restrictions, please see the section of this prospectus entitled “Underwriting.”

In addition, the two shareholders have agreed with each other to a one-year lock-up period from the date when both our common stock and ADSs are listed on the Korea Stock Exchange and the New York Stock Exchange, respectively, for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfers to its affiliates).

With respect to the Korean public offering, Korea Stock Exchange listing rules prohibit the largest shareholder of a company intending to list on the Korea Stock Exchange from selling any of its shares of the company for a period of six months from the date of listing. Pursuant to such requirement, LG Electronics and Philips Electronics submitted a written commitment on May 4, 2004, stating that they shall keep in custody their shares with the Korea Securities Depository for six months from the listing date and such shares shall not be withdrawn or transferred unless the Korea Stock Exchange deems it necessary.

KOREAN FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

General

The Foreign Exchange Transaction Act of Korea and the Presidential Decree and regulations under that Act and Decree, which we refer to collectively as the Foreign Exchange Transaction Laws, regulate investment in Korean securities by non-residents and issuance of securities outside Korea by Korean companies. Under the Foreign Exchange Transaction Laws, non-residents may invest in Korean securities only to the extent specifically allowed by these laws or otherwise permitted by the Ministry of Finance and Economy of Korea. The Financial Supervisory Commission has also adopted, pursuant to its authority under the Korean Securities and Exchange Act, regulations that restrict investment by foreigners in Korean securities and regulate issuance of securities outside Korea by Korean companies.

Under the Foreign Exchange Transaction Laws, (1) if the Korean government deems that it is inevitable due to the outbreak of natural calamities, wars, conflict of arms or grave and sudden changes in domestic or foreign economic circumstances or other situations equivalent thereto, the Ministry of Finance and Economy may temporarily suspend payment, receipt or the whole or part of transactions to which the Foreign Exchange Transaction Laws apply, or impose an obligation to safe-keep, deposit or sell means of payment in or to certain Korean governmental agencies or financial institutions; and (2) if the Korean government deems that international balance of payments and international finance are confronted or are likely to be confronted with serious difficulty or the movement of capital between Korea and abroad brings or is likely to bring about serious obstacles in carrying out its currency policies, exchange rate policies and other macroeconomic policies, the Ministry of Finance and Economy may take measures to require any person who intends to perform capital transactions to obtain permission or to require any person who performs capital transactions to deposit part of the payments received in such transactions at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

The provisions of the Korean Securities and Exchange Act will apply to us and our shares from and after the date on which our shares become listed on the Korea Stock Exchange.

Government Review of Issuance of ADSs

In order for us to issue ADSs outside Korea, we are required to submit a report to the Ministry of Finance and Economy or our designated foreign exchange bank (depending on the aggregate issue amount) with respect to the issuance of the ADSs. The transfer of the shares to the depositary must be reported immediately to the Governor of the Financial Supervisory Service. The depositary must report to the Governor of the Financial Supervisory Service (1) the entry into, renewal or termination of a deposit agreement with a Korean company immediately upon occurrence of such event and (2) the balance of the issued depositary receipts within 20 days from the last day of each quarter. No further governmental approval is necessary for the offering and issuance of the ADSs.

Under current Korean laws and regulations and the terms of the deposit agreement, the depositary is required to obtain our consent for the number of shares of common stock to be deposited in any given proposed deposit that exceeds the difference between:

(1) the aggregate number of shares of our common stock deposited by us for the issuance of our ADSs (including deposits in connection with the initial issuance and all subsequent offerings of our ADSs and stock dividends or other distributions related to these ADSs); and

(2) the number of shares of our common stock on deposit with the depositary at the time of such proposed deposit.

We can give no assurance that we would grant our consent, if our consent is required. Therefore, a holder of ADRs who surrenders ADRs and withdraws shares may not be permitted subsequently to deposit those shares and obtain ADRs.

Reporting Requirements for Holders of Substantial Interests

Under the Korean Securities and Exchange Act, when our shares become listed on the Korea Stock Exchange, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds, bonds with warrants and exchangeable bonds, which we refer to collectively as equity securities, together with the equity securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of our total outstanding equity securities, is required to report the status of the holdings to the Financial Supervisory Commission and the Korea Stock Exchange within five business days after reaching the 5% ownership interest. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding common stock (plus the equity securities of us other than common stock held by such persons) is required to be reported to the Financial Supervisory Commission and the Korea Stock Exchange within five business days from the date of the change.

Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment and/or a loss of voting rights with respect to the ownership of equity securities exceeding 5%. Furthermore, the Financial Supervisory Commission may order the disposal of the unreported equity securities.

In addition to the reporting requirements described above, when our shares become listed on the Korea Stock Exchange, any person whose direct or beneficial ownership of our voting stock accounts for 10% or more of the total issued and outstanding voting stock, which we refer to as a major shareholder, must report the status of his/her shareholding to the Korea Securities Futures Commission and the Korea Stock Exchange within ten days after he/she becomes a major shareholder. In addition, any change in the ownership interest subsequent to the report must be reported to the Korea Securities Futures Commission and the Korea Stock Exchange within the 10th day of the month following the month in which the change occurred. Violation of these reporting requirements may subject a person to criminal sanctions such as fines or imprisonment.

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery inside Korea of shares in connection with the withdrawal, provided, that, a foreigner who intends to acquire the shares must obtain an investment registration card from the Financial Supervisory Service as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Supervisory Commission, either by the foreigner or by his standing proxy in Korea.

Persons who have acquired shares of our common stock as a result of the withdrawal of shares underlying our ADSs may exercise their preemptive rights for new shares, participate in free distributions and receive dividends on shares without any further Korean governmental approval.

Restrictions Applicable to Shares

As a result of amendments to the Foreign Exchange Transaction Laws and Financial Supervisory Commission regulations, which we refer to collectively as the Investment Rules, adopted in connection with the stock market opening from January 1992 and after that date, foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Korea Stock Exchange or registered on the KOSDAQ, unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Stock Exchange or registered on the KOSDAQ only through the Korea Stock Exchange or the KOSDAQ, except in limited circumstances, including:

•	odd-lot trading of shares;

•	acquisition of shares, which we refer to as converted shares, by exercise of warrants, conversion rights or exchange rights under bonds with warrants, convertible bonds or exchangeable bonds or withdrawal rights under depositary receipts issued outside of Korea by a Korean company;

•	acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights, including preemptive rights or rights to participate in free distributions and receive dividends; and

•	over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions.

For over-the-counter transactions of shares between foreigners outside the Korea Stock Exchange or the KOSDAQ for shares with respect to which the limit on aggregate foreign ownership has been reached or exceeded, a securities company licensed in Korea must act as an intermediary. Odd-lot trading of shares outside the Korea Stock Exchange or the KOSDAQ must involve a licensed securities company in Korea as the other party. Foreign investors are prohibited from engaging in margin transactions with respect to shares that are subject to a foreign ownership limit.

The Investment Rules require a foreign investor who wishes to invest in shares on the Korea Stock Exchange or the KOSDAQ (including converted shares and shares being issued for initial listing on the Korea Stock Exchange or registration on KOSDAQ) to register its identity with the Financial Supervisory Service prior to making any such investment. However, the registration requirement does not apply to foreign investors who acquire converted shares with the intention of selling such converted shares within three months from the date of acquisition of the converted shares. Upon registration, the Financial Supervisory Service will issue to the foreign investor an investment registration card, which must be presented each time the foreign investor opens a brokerage account with a securities company. Foreigners eligible to obtain an investment registration card include foreign nationals who have not been residing in Korea for a consecutive period of six months or more, foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by decree of the Ministry of Finance and Economy under the Korean Securities and Exchange Act. All Korean offices of a foreign corporation as a group are treated as a separate foreigner from the offices of the corporation outside Korea for the purpose of investment registration. However, a foreign corporation or depositary issuing depositary receipts may obtain one or more investment registration cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Stock Exchange or the KOSDAQ, no separate report by the investor is required because the investment registration card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Stock Exchange or the KOSDAQ (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale; provided, however, that a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Stock Exchange or the KOSDAQ in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by the securities company engaged to facilitate such transaction. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), investment trust companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

Certificates evidencing shares of Korean companies must be kept in custody with an eligible custodian in Korea. Only foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), the Korea Securities Depository, investment trust companies, futures trading companies and internationally recognized custodians are eligible to act as a custodian of shares for a non-resident or foreign investor. A foreign investor must ensure that his custodian deposits his shares with the Korea Securities Depository. However, a foreign investor may be exempted from complying with this deposit requirement with the approval of the governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

Under the Investment Rules, with certain exceptions, foreign investors may acquire shares of a Korean company without being subject to any foreign investment ceiling. As one such exception, designated public corporations are subject to a 40% ceiling on the acquisition of shares by foreigners in the aggregate. Designated public corporations may set a ceiling on the acquisition of shares by a single person within 3% of the total number of shares. Currently, Korea Electric Power Corporation is the only designated public corporation which has set such a ceiling. Furthermore, an investment by a foreign investor in 10% or more of the outstanding shares with voting rights of a Korean company is defined as a foreign direct investment under the Foreign Investment Promotion Act of Korea. Generally, a foreign direct investment must be reported to the Ministry of Commerce, Industry and Energy of Korea. The acquisition of shares of a Korean company by a foreign investor may also be subject to certain foreign or other shareholding restrictions in the event that the restrictions are prescribed in a specific law that regulates the business of the Korean company.

Under the Foreign Exchange Transaction Laws, a foreign investor who intends to acquire shares must designate a foreign exchange bank at which he must open a foreign currency account and a Korean Won account exclusively for stock investments. No approval is required for remittance into Korea and deposit of foreign currency funds in the foreign currency account. Foreign currency funds may be transferred from the foreign currency account at the time required to place a deposit for, or settle the purchase price of, a stock purchase transaction to a Korean Won account opened at a securities company. Funds in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Korean Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Korean Won proceeds of the sale of, any shares to be paid, received and retained in Korea. Dividends paid on, and the Korean Won proceeds of the sale of, any shares held by a non-resident of Korea must be deposited either in a Korean Won account with the investor’s securities company or in his Korean Won account. Funds in the investor’s Korean Won account may be transferred to his foreign currency account or withdrawn for local living expenses up to certain limitations. Funds in the Korean Won account may also be used for future investment in shares or for payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Securities companies and investment trust companies are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, securities companies and investment trust companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Korean Won funds, either as a counterparty to or on behalf of foreign investors, without the investors having to open their own accounts with foreign exchange banks.

THE KOREAN SECURITIES MARKET

The Korea Stock Exchange

The Korea Stock Exchange began its operations in 1956. Currently it is the only stock exchange in Korea. It has a single trading floor located in Seoul. The Korea Stock Exchange is a membership organization consisting of most of the Korean securities companies and some Korean branches of foreign securities companies.

As of December 31, 2003, the aggregate market value of equity securities listed on the Korea Stock Exchange was approximately (Won)355 trillion. The average daily trading volume of equity securities for 2003 was approximately 542 million shares with an average transaction value of (Won)2,217 billion.

The Korea Stock Exchange has the power in some circumstances to suspend trading in the shares of a given company or to de-list a security pursuant to the Listing Regulation of the Korea Stock Exchange. The Korea Stock Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading in a security.

The government has in the past exerted, and continues to exert, substantial influence over many aspects of the private sector business community that can have the intention or effect of depressing or boosting the market. In the past, the government has informally both encouraged and restricted the declaration and payment of dividends, induced mergers to reduce what it considers excess capacity in a particular industry and induced private companies to offer publicly their securities.

The Korea Stock Exchange publishes the Korea Composite Stock Price Index, or KOSPI, every thirty seconds, which is an index of all equity securities listed on the Korea Stock Exchange. On January 1, 1983, the method of computing KOSPI was changed from the Dow Jones method to the aggregate value method. In the new method, the market capitalizations of all listed companies are aggregated, subject to certain adjustments, and this aggregate is expressed as a percentage of the aggregate market capitalization of all listed companies as of the base date, January 4, 1980.

Movements in KOSPI are set out in the following table together with the associated dividend yields and price earnings ratios.

	Opening	High	Low	Closing	Period Average Dividend Yield(1)	Price Earnings Ratio(2)
					(%)
1979	131.28	131.28	104.38	118.97	17.8	3.8
1980	100.00	119.36	100.00	106.87	20.9	2.6
1981	97.95	165.95	93.14	131.37	13.2	3.1
1982	123.60	134.48	106.00	128.99	10.5	3.4
1983	122.52	134.46	115.59	121.21	6.9	3.8
1984	115.25	142.46	115.25	142.46	5.1	4.5
1985	139.53	163.37	131.40	163.37	5.3	5.2
1986	161.40	279.67	153.85	272.61	4.3	7.6
1987	264.82	525.11	264.82	525.11	2.6	10.9
1988	532.04	922.56	527.89	907.20	2.4	11.2
1989	919.61	1,007.77	844.75	909.72	2.0	13.9
1990	908.59	928.82	566.27	696.11	2.2	12.8
1991	679.75	763.10	586.51	610.92	2.6	11.2
1992	624.23	691.48	459.07	678.44	2.2	10.9
1993	697.41	874.10	605.93	866.18	1.6	12.7
1994	879.32	1,138.75	855.37	1,027.37	1.2	16.2
1995	1,013.57	1,016.77	847.09	882.94	1.2	16.4
1996	888.85	986.84	651.22	651.22	1.3	17.8
1997	653.79	792.29	350.68	376.31	1.5	17.0
1998	385.49	579.86	280.00	562.46	1.9	10.8
1999	587.57	1,028.07	498.42	1,028.07	1.1	13.5
2000	1,059.04	1,059.04	500.60	504.62	1.6(3)	18.6(3)
2001	520.95	704.50	468.76	693.70	2.0(3)	14.2(3)
2002	724.95	937.61	584.04	627.55	1.4(3)	18.6(3)
2003	635.17	822.16	515.24	810.71	2.1(3)	11.7(3)
2004 (through July 14)	821.26	936.06	728.98	732.74	2.1(3)	12.5(3)

Source:	The Korea Stock Exchange
(1)	Dividend yields are based on daily figures. Before 1983, dividend yields were calculated at the end of each month. Dividend yields after January 3, 1984 include cash dividends only.
(2)	The price to earnings ratio is based on figures for companies that record a profit in the preceding year.
(3)	Starting in April 2000, dividend yield and price earnings ratio of KOSPI 200, an index of 200 equity securities listed on the Korea Stock Exchange. Starting in April 2000, excludes classified companies, companies which did not submit annual reports to the Korea Stock Exchange, and companies which received disqualified opinion from external auditors.

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period. Since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” permitted upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Stock Exchange to 15% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down To (Won)
Less than 5,000	5
5,000 to less than 10,000	10
10,000 to less than 50,000	50
50,000 to less than 100,000	100
100,000 to less than 500,000	500
500,000 or more	1,000

As a consequence, if a particular closing price is the same as the price set by the fluctuation limit, the closing price may not reflect the price at which persons would have been prepared, or would be prepared to continue, if so permitted, to buy and sell shares. Orders are executed on an auction system with priority rules to deal with competing bids and offers.

Due to a recent deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Stock Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. An agriculture and fishery special surtax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Stock Exchange. See “Taxation – Korean Taxation.”

The number of companies listed on the Korea Stock Exchange, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

	Market Capitalization on the Last Day of Each Period				Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Billions of Won)		(Millions of US$)(1)	Thousands of Shares	(Millions of Won)		(Thousands of US$)(1)
1981	343	(Won)	2,959	$4,223	10,565	(Won)	8,708	$12,427
1982	334		3,001	4,012	9,704		6,667	8,914
1983	328		3,490	4,361	9,325		5,941	7,425
1984	336		5,149	6,207	14,847		10,642	12,829
1985	342		6,570	7,362	18,925		12,315	13,798
1986	355		11,994	13,863	31,755		32,870	37,991
1987	389		26,172	32,884	20,353		70,185	88,183
1988	502		64,544	93,895	10,367		198,364	288,571
1989	626		95,477	140,119	11,757		280,967	412,338
1990	669		79,020	109,872	10,866		183,692	255,412
1991	686		73,118	95,541	14,022		214,263	279,973
1992	688		84,712	107,027	24,028		308,246	389,445
1993	693		112,665	138,870	35,130		574,048	707,566
1994	699		151,217	190,762	36,862		776,257	979,257
1995	721		141,151	181,943	26,130		487,762	628,721
1996	760		117,370	138,490	26,571		486,834	928,418
1997	776		70,989	41,881	41,525		555,759	327,881
1998	748		137,799	114,261	97,716		660,429	547,619
1999	725		349,504	307,662	278,551		3,481,620	3,064,806
2000	704		188,042	148,415	306,163		2,602,211	2,053,837
2001	689		255,850	194,785	473,241		1,997,420	1,520,685
2002	683		258,681	216,071	857,245		3,041,595	2,540,590
2003	684		355,363	298,624	542,010		2,216,636	1,862,719
2004 (through July 14)	673		323,242	270,473	416,429		2,493,634	2,086,548

Source:	The Korea Stock Exchange
(1)	Converted at the Federal Reserve Noon Rate on the first business day of the period indicated.

The Korean securities markets are principally regulated by the Financial Supervisory Commission and the Korean Securities and Exchange Act. The Korean Securities and Exchange Act was fundamentally amended numerous times in recent years to broaden the scope and improve the effectiveness of official supervision of the securities markets. As amended, the law imposes restrictions on insider trading and price manipulation, requires specified information to be made available by listed companies to investors and establishes rules regarding margin trading, proxy solicitation, takeover bids, acquisition of treasury shares and reporting requirements for shareholders holding substantial interests.

Further Opening of the Korean Securities Market

Starting from May 1, 1996, foreign investors were permitted to invest in warrants representing the right to subscribe for shares of a company listed on the Korea Stock Exchange or registered on the

KOSDAQ, subject to certain investment limitations. A foreign investor may not acquire such warrants with respect to shares of a class of a company for which the ceiling on aggregate investment by foreigners has been reached or exceeded.

A stock index futures market was opened on May 3, 1996 and a stock index option market was opened on July 7, 1997, in each case at the Korea Stock Exchange. Remittance and repatriation of funds in connection with investment in stock index futures and options are subject to regulations similar to those that govern remittance and repatriation in the context of foreign investment in Korean stocks.

In addition, on January 28, 2002 the Korea Stock Exchange opened a new options market for seven stocks (Samsung Electronics, SK Telecom, KT Corporation, Korea Electric Power Corporation, POSCO, Kookmin Bank and Hyundai Motor Company). Foreigners are permitted to invest in such options subject to the same procedural requirements and investment limitations applicable to Korean investors.

As of December 30, 1997, foreign investors were permitted to invest in all types of corporate bonds, bonds issued by national or local governments and bonds issued in accordance with certain special laws without being subject to any aggregate or individual investment ceiling. The Financial Supervisory Commission sets forth procedural requirements for such investments. The Government announced on February 8, 1998 its plans for the liberalization of the money market with respect to investment in money market instruments by foreigners in 1998. According to the plan, foreigners have been permitted to invest in money market instruments issued by corporations, including commercial paper, starting February 16, 1998 with no restrictions as to the amount. Starting May 25, 1998, foreigners have been permitted to invest in certificates of deposit and repurchase agreements.

Currently, foreigners are permitted to invest in certain securities including shares of all Korean companies that are not listed on the Korea Stock Exchange nor registered on the KOSDAQ and in bonds that are not listed.

Protection of Customer’s Interest in Case of Insolvency of Securities Companies

Under Korean law, the relationship between a customer and a securities company in connection with a securities sell or buy order is deemed to be consignment and the securities acquired by a consignment agent (i.e., the securities company) through such sell or buy order are regarded as belonging to the customer in so far as the customer and the consignment agent’s creditors are concerned. Therefore, in the event of a bankruptcy or reorganization procedure involving a securities company, the customer of the securities company is entitled to the proceeds of the securities sold by the securities company.

When a customer places a sell order with a securities company which is not a member of the Korea Stock Exchange and this securities company places a sell order with another securities company, which is a member of the Korea Stock Exchange, the customer is still entitled to the proceeds of the securities sold and received by the non-member company from the member company regardless of the bankruptcy or reorganization of the non-member company.

Under the Korean Securities and Exchange Act, the Korea Stock Exchange is obliged to indemnify any loss or damage incurred by a counterparty as a result of a breach by its members. If a securities company which is a member of the Korea Stock Exchange breaches its obligation in connection with a buy order, the Korea Stock Exchange is obliged to pay the purchase price on behalf of the breaching member. Therefore, the customer can acquire the securities that have been ordered to be purchased by the breaching member.

When a customer places a buy order with a non-member company and the non-member company places a buy order with a member company, the customer has the legal right to the securities received by the non-member company from the member company because the purchased securities are regarded as belonging to the customer in so far as the customer and the non-member company’s creditors are concerned.

As the cash deposited with a securities company is regarded as belonging to the securities company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the securities company if a bankruptcy or reorganization procedure is instituted against the securities company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay investors an amount equal to the full amount of cash deposited with a securities company prior to August 1, 1998 in case of the securities company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. However, this indemnification had been available only until the end of 2000. From 2001, the maximum amount to be paid to each customer is limited to (Won)50 million. Pursuant to the Korean Securities and Exchange Act, as amended, securities companies are required to deposit the cash received from its customers to the extent the amount is not covered by the insurance with the Korea Securities Finance Corporation, a special entity established pursuant to the Korean Securities and Exchange Act. Set-off or attachment of cash deposits by securities companies is prohibited. The premiums related to this insurance are paid by securities companies.

TAXATION

The following summary is based upon the tax laws of the United States and the Republic of Korea as in effect on the date of this prospectus, and is subject to any change in United States or Korean law that may come into effect after such date. Investors in the shares of common stock or ADSs are advised to consult their own tax advisers as to the United States, Korean or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

Korean Taxation

The following summary of Korean tax considerations applies to you so long as you are not:

•	a resident of Korea;

•	a corporation organized under Korean law; or

•	engaged in a trade or business in Korea through a permanent establishment or a fixed base to which the relevant income is attributable or with which the relevant income is effectively connected.

Taxation of Dividends on Shares of Common Stock or ADSs

We will deduct Korean withholding tax from dividends (whether in cash or in shares) paid to you at a rate of 27.5% (including resident surtax). If you are a qualified resident in a country that has entered into a tax treaty with Korea, you may qualify for a reduced rate of Korean withholding tax. See “—Tax Treaties” below for a discussion on treaty benefits. If we distribute to you free shares representing a transfer of certain capital reserves or asset revaluation reserves into paid-in capital, that distribution may be subject to Korean withholding tax.

In order to obtain a reduced rate of withholding tax pursuant to an applicable tax treaty, you must submit to us, prior to the dividend payment date, such evidence of tax residence as the Korean tax authorities may require in order to establish your entitlement to the benefits of the applicable tax treaty. If you hold ADSs, evidence of tax residence may be submitted to us through the depositary.

Taxation of Capital Gains from Transfer of Shares of Common Stock or ADSs

As a general rule, capital gains earned by non-residents upon transfer of shares of our common stock or ADSs are subject to Korean withholding tax at the lower of (1) 11% (including resident surtax) of the gross proceeds realized or (2) subject to the production of satisfactory evidence of acquisition costs and certain direct transaction costs of the shares or ADSs, 27.5% (including resident surtax) of the net realized gain, unless exempt from Korean income taxation under the applicable Korean tax treaty with the non-resident’s country of tax residence. See “—Tax Treaties” below for a discussion on treaty benefits. Even if you do not qualify for an exemption under a tax treaty, you will not be subject to the foregoing withholding tax on capital gains if you qualify under the relevant Korean domestic tax law exemptions discussed in the following paragraphs.

With respect to shares of our common stock, you will not be subject to Korean income taxation on capital gains realized upon the transfer of such shares through the Korea Stock Exchange if you (1) have no permanent establishment in Korea and (2) did not own or have not owned (together with any shares owned by any entity with which you have a certain special relationship and possibly including the shares represented by the ADSs) 25% or more of our total issued and outstanding shares at any time during the calendar year in which the sale occurs and during the five calendar years prior to the calendar year in which the sale occurs.

With respect to ADSs, there are uncertainties as to whether ADSs should be viewed as securities separate from the shares of common stock underlying such ADSs or as the underlying shares themselves for capital gains tax purposes, as discussed in more detail below. However, in either case, you may be exempt from capital gains tax under Korean domestic tax law (in addition to the exemption afforded under income tax treaties) if certain conditions discussed below are satisfied.

Under a tax ruling issued by the Korean tax authority in 1995 (the “1995 tax ruling”), ADSs are treated as securities separate from the underlying shares represented by such ADSs and, based on such ruling, (i) capital gains earned by you from the transfer of ADSs to another non-resident (other than to such transferee’s permanent establishment in Korea) will not be subject to Korean income taxation and (ii) capital gains earned by you (regardless of whether you have a permanent establishment in Korea) from the transfer of ADSs outside Korea will be exempt from Korean income taxation by virtue of the Special Tax Treatment Control Law of Korea, or the STTCL, provided that the issuance of the ADSs is deemed to be an overseas issuance under the STTCL. However, according to a recent tax ruling issued in 2004 by the Korean tax authority regarding the securities transaction tax (the “2004 tax ruling”), depositary receipts constitute share certificates the transfer of which is subject to the securities transaction tax. Even though the 2004 tax ruling addresses the securities transaction tax and not the income tax on capital gains, it raises the question of whether depositary shares (such as ADSs) should be viewed as the underlying shares for capital gains tax purposes. If so, exemptions afforded under Korean domestic tax law for capital gains from transfer of ADSs based on the treatment of ADSs as securities separate from the underlying shares would no longer apply (including those referred to in the 1995 tax ruling), but, instead, exemptions for capital gains from transfer of the underlying shares would apply. Under an applicable exemption, capital gains from transfer of ADSs would be exempt from Korean income tax under the STTCL if (1) the ADSs are listed on an overseas securities market that is similar to the Korea Stock Exchange or KOSDAQ and (2) the transfer of ADSs is made through such securities market. We believe that the New York Stock Exchange would satisfy condition (1) above.

If you are subject to tax on capital gains with respect to the sale of ADSs, or of shares of common stock which you acquired as a result of a withdrawal, the purchaser or, in the case of the sale of shares of common stock on the Korea Stock Exchange or through a licensed securities company in Korea, the licensed securities company, is required to withhold Korean tax from the sales price in an amount equal to 11% (including resident surtax) of the gross realization proceeds and to make payment of these amounts to the Korean tax authority, unless you establish your entitlement to an exemption under an applicable tax treaty or domestic tax law or produce satisfactory evidence of your acquisition cost and transaction costs for the shares of common stock or the ADSs. To obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the securities company, or through the ADR depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. See the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits.

Tax Treaties

Korea has entered into a number of income tax treaties with other countries, including the United States, which reduce or exempt Korean withholding tax on dividend income and capital gains on transfer of shares of common stock or ADSs. For example, under the Korea-U.S. income tax treaty, reduced rates of Korean withholding tax on dividends of 16.5% or 11.0%, respectively (including resident surtax), depending on your shareholding ratio, and an exemption from Korean withholding tax on capital gains are available to residents of the United States that are beneficial owners of the relevant dividend income or capital gains. However, under Article 17 (Investment of Holding Companies) of the Korea-U.S. income tax treaty, such reduced rates and exemption do not apply if (1) you are a United States corporation, (2) by reason of any special measures, the tax imposed on you by the United States with respect to such dividends or capital gains is substantially less than the tax generally imposed by the United States on corporate profits, and (3) 25% or more of your capital is held of record or is otherwise determined, after consultation between competent authorities of the United States and Korea, to be owned directly or indirectly by one or more persons who are not individual residents of the United States. Also, under Article 16 (Capital Gains) of the Korea-U.S. income tax treaty, the exemption on capital gains does not apply if you are an individual, and (a) you maintain a fixed base in Korea for a period or periods aggregating 183 days or more during the taxable year and your ADSs or shares of common stock giving rise to capital gains are effectively connected with such fixed base or (b) you are present in Korea for a period or periods of 183 days or more during the taxable year.

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser or the securities company, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the securities company, as applicable, must withhold tax at the normal rates. Furthermore, effective from July 1, 2002, in order for you to obtain the benefit of a tax exemption on certain Korean source income (e.g., dividends and capital gains) under an applicable tax treaty, Korean tax law requires you (or your agent) to submit the application for tax exemption along with a certificate of your tax residency issued by a competent authority of your country of tax residence, subject to certain exceptions. Such application should be submitted to the relevant district tax office by the ninth day of the month following the date of the first payment of such income.

Inheritance Tax and Gift Tax

If you die while holding an ADS or donate an ADS, it is unclear whether, for Korean inheritance and gift tax purposes, you will be treated as the owner of the shares of common stock underlying the ADSs. If the tax authority’s interpretation of treating depositary receipts as the underlying share certificates under the 2004 tax ruling applies in the context of inheritance and gift taxes as well, you may be treated as the owner of the shares of common stock and your heir or the donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax presently at the rate of 10% to 50%; provided that the value of the ADSs or shares of common stock is greater than a specified amount.

If you die while holding a share of common stock or donate a share of common stock, your heir or donee (or in certain circumstances, you as the donor) will be subject to Korean inheritance or gift tax at the same rate as indicated above.

At present, Korea has not entered into any tax treaty relating to inheritance or gift taxes.

Securities Transaction Tax

If you transfer shares of common stock on the Korea Stock Exchange, you will be subject to securities transaction tax at the rate of 0.15% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Korea Stock Exchange, subject to certain exceptions, you will be subject to securities transaction tax at the rate of 0.5% and will not be subject to an agriculture and fishery special surtax.

With respect to transfer of ADRs, the 2004 tax ruling issued by the Korean tax authority appears to hold that depositary receipts (which the ADRs fall under) constitute share certificates subject to the securities transaction tax; provided that, under the Securities Transaction Tax Law, the transfer of depositary receipts listed on the New York Stock Exchange or the Nasdaq National Market is exempt from the securities transaction tax. In this regard, uncertainties remain as to whether the exemption is still afforded even if the actual transfer of ADRs is effected outside the New York Stock Exchange or the Nasdaq National Market, as long as the ADRs are listed on the New York Stock Exchange or the Nasdaq National Market. According to tax rulings issued by the Korean tax authorities in 2000 and 2002, foreign stockholders are not subject to securities transaction tax upon the deposit of underlying stock and receipt of depositary shares or upon the surrender of depositary shares and withdrawal of the originally deposited underlying stock, but there remained uncertainties as to whether holders of ADRs other than initial holders will not be subject to securities transaction tax when they withdraw shares of common stock upon surrendering the ADRs. However, the holding of the 2004 tax ruling referred to above seems to view the ADRs as the underlying shares of common stock at least for the purpose of the securities transaction tax and, though not specifically stated, could be read to imply that the securities transaction tax should not apply to the deposit of shares of common stock in exchange of ADRs or withdrawal of shares of common stock upon surrender of the ADRs regardless of whether the holder is the initial holder because the transfer of ADRs by the initial holder to the subsequent holder would have already been subject to securities transaction tax under such tax ruling.

In principle, the securities transaction tax, if applicable, must be paid by the transferor of the shares or rights. When the transfer is effected through a securities settlement company, such settlement company is generally required to withhold and pay the tax to the tax authorities. When such transfer is made through a securities company only, such securities company is required to withhold and pay the tax. Where the transfer is effected by a non-resident without a permanent establishment in Korea, other than through a securities settlement company or a securities company, the transferee is required to withhold the securities transaction tax.

United States Taxation

This summary describes certain material U.S. federal income tax consequences for a U.S. holder (as defined below) of acquiring, owning, and disposing of ADSs. This summary applies to you only if you hold the ADSs as capital assets for tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that holds ADSs that are a hedge or that are hedged against interest rate or currency risks;

•	a person that holds ADSs as part of a straddle or conversion transaction for tax purposes;

•	a person whose functional currency for tax purposes is not the U.S. dollar; or

•	a person that owns or is deemed to own 10% or more of any class of our stock.

This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisors concerning the consequences of purchasing, owning, and disposing of ADSs in your particular circumstances, including the possible application of state, local, non-U.S. or other tax laws.

For purposes of this summary, you are a “U.S. holder” if you are a beneficial owner of an ADS, that is:

•	a citizen or resident of the United States;

•	a U.S. domestic corporation; or

•	otherwise subject to U.S. federal income tax on a net income basis with respect to income from the ADS.

If you are not a U.S. holder (a “non-U.S. holder”), the discussion below under “—Non-U.S. Holders” will apply to you.

U.S. Holders

In general, if you are the beneficial owner of ADSs, you will be treated as the beneficial owner of the common stock represented by those ADSs for U.S. federal income tax purposes, and no gain or loss will be recognized if you exchange an ADS for the common stock represented by that ADS.

Dividends

The gross amount of cash dividends that you receive (prior to deduction of Korean taxes) generally will be subject to U.S. federal income taxation as foreign source dividend income. Dividends paid in Korean Won will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If such a dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. Subject to certain exceptions for short-term (60 days or less) and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. U.S. holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Distributions of additional shares in respect of ADSs that are made as part of a pro-rata distribution to all of the Company’s shareholders generally will not be subject to U.S. federal income tax.

Sale or other Disposition

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of ADSs will be treated as U.S. source capital gain or loss, and will be long-term capital gain or loss if the ADSs were held for more than one year. Your ability to offset capital losses against ordinary income is limited. Long-term capital gain recognized by an individual U.S. holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. Long-term capital gain recognized by an individual U.S. holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

Foreign Tax Credit Considerations

You should consult your own tax advisers to determine whether you are subject to any special rules that limit your ability to make effective use of foreign tax credits, including the possible adverse impact of failing to take advantage of benefits under the income tax treaty between the United States and Korea. If no such rules apply, you may claim a credit against your U.S. federal income tax liability for Korean taxes withheld from dividends on the ADSs, so long as you have owned the ADSs (and not entered into specified kinds of hedging transactions) for at least a 16-day period that includes the ex-dividend date. Instead of claiming credit, you may, at your election, deduct such Korean taxes in computing your taxable income, subject to generally applicable limitations under U.S. tax law. Korean taxes withheld from a distribution of additional shares that is not subject to U.S. tax will be treated for U.S. federal income tax purposes as imposed on “general limitation” income. Such treatment may affect your ability to utilize any available foreign tax credit in respect of such taxes.

Any Korean securities transaction tax or agriculture and fishery special surtax that you pay will not be creditable for foreign tax credit purposes.

The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions involve the application of complex rules that depend on a U.S. holder’s particular circumstances. You should consult your own tax advisers regarding the creditability or deductibility of such taxes.

Non-U.S. Holders

If you are a non-U.S. holder, any dividends received on ADSs and any gain you realize on a sale or exchange of ADSs generally will be exempt from U.S. federal income tax, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements of the United States Internal Revenue Service to establish that you are not a United States person. See “—U.S. Information Reporting and Backup Withholding Rules” below.

Even if you are a non-U.S. holder, you still may be subject to United States federal income taxes on any dividends received on ADSs and on any gain you realize on the sale or exchange of ADSs if you have an office, a fixed place of business, or a tax home in the United States and certain other conditions exist.

U.S. Information Reporting and Backup Withholding Rules

Payments of dividends and sales proceeds that are made within the United States or through certain U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder (1) is a corporation or other exempt recipient or (2) provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Holders that are not U.S. persons generally are not subject to information reporting or backup withholding. However, such a holder may be required to provide a certification of its non-U.S. status in connection with payments received within the United States or through a U.S.-related financial intermediary.

UNDERWRITING

The global offering consists of an international offering and a public offering in Korea.

Under the terms and subject to the conditions contained in an underwriting agreement for the international offering dated the date of this prospectus, the underwriters named below, for whom LG Investment & Securities Co., Ltd., Morgan Stanley & Co. Incorporated and UBS AG are acting as representatives, have severally agreed to purchase from us, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Names of Underwriters	Number of ADSs
Morgan Stanley & Co. Incorporated	17,971,200
UBS AG	17,971,200
LG Investment & Securities Co., Ltd.	6,489,600
ABN AMRO Bank N.V. and N M Rothschild & Sons Limited, each trading as ABN AMRO Rothschild	2,496,000
J.P. Morgan Securities Inc.	2,496,000
Lehman Brothers Inc.	2,496,000

Total	49,920,000

We also entered into a Korean underwriting agreement with Dongwon Securities Co., Ltd., as representative of the underwriters participating in the Korean public offering, and the other Korean underwriters, including LG Investment & Securities Co., Ltd., Morgan Stanley & Co. International Limited, Seoul Branch, and UBS Securities Limited, Seoul Branch, for the public offer of              shares of our common stock for subscription in Korea. The underwriters for the Korean public offering are referred to as the “Korean underwriters.”

The underwriters and the representatives for the international offering are collectively referred to as the “underwriters” and the “representatives,” respectively. We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the Securities and Exchange Commission. UBS AG is expected to make offers and sales in the United States through its registered broker-dealer affiliate, UBS Securities LLC. LG Investment & Securities Co., Ltd. is expected to make offers and sales in the United States through its registered broker-dealer affiliate, LG Securities America Inc. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered in the international offering, other than those covered by the over-allotment option described below, if any such ADSs are taken. The closing of each of the international offering and the Korean public offering is conditioned upon the other.

LG Investment & Securities Co., Ltd., Morgan Stanley Dean Witter Asia Limited and UBS AG are acting as joint global coordinators and joint bookrunners for the global offering.

A prospectus in electronic format may be made available on the Internet sites maintained by one or more underwriters or securities dealers.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$0.27 per ADS under the public offer price. The underwriters may allow, and those dealers may reallow, a discount not in excess of US$0.10 per ADS. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The underwriting discounts and commissions payable by us are US$0.45 per ADS and US$22,464,000 in the aggregate without over-allotment (US$25,833,600 if the over-allotment option is exercised in full). The total proceeds to us from the international offering (without exercise of the over-allotment option), after deducting underwriters’ discounts and commissions, are US$726,336,000. This information excludes our common stock offered in the Korean public offering.

The underwriting discounts and commissions are 3.00% of the total amount of the international offering.

Total expenses for the international offering are estimated to be approximately US$6 million, including SEC registration fees of approximately US$180,000, New York Stock Exchange listing fees of $250,000, National Association of Securities Dealers (NASD) filing fees of approximately US$31,000, printing fees of approximately US$310,000, accounting fees of approximately US$400,000, legal fees of approximately US$2 million and roadshow expenses of approximately US$2.5 million. The underwriters have agreed to pay a portion of our expenses incurred in connection with the international offering, including legal fees, of up to US$2.5 million.

We have granted an option to the underwriters, exercisable in whole or in part at the discretion of the representatives, at any time from time to time, during the 30-day period from the day on which dealings commence on the New York Stock Exchange or the Korea Stock Exchange, whichever is earlier, to purchase up to an aggregate of 7,488,000 additional ADSs at the initial public offering price per ADS less the underwriting discounts and commissions receivable by them. The representatives may exercise the option on behalf of the underwriters solely for the purpose of covering over-allotments, if any, in connection with the international offering. To the extent that the representatives exercise the option on behalf of the underwriters, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional ADSs approximately proportionate to such underwriter’s initial purchase commitment.

Prior to this global offering, there has been no public market for the ADSs or common stock. The initial public offering price was determined by discussions between us and the joint global coordinators. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings, and various other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and various financial and operating information of companies engaged in activities similar to ours. We cannot provide any assurance that the prices at which the ADSs will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the ADSs will develop and continue after this offering.

The Korean public offering is an offering of 8,640,000 shares of common stock to the public in Korea. The initial public offering price per common stock is (Won)34,500, which is effectively equivalent to the initial public offering price per ADS in the international offering, as adjusted for the ratio of one-half of one share of common stock per ADS and translated at the noon buying rate of the Federal Reserve Bank of New York for Won in effect on July 14, 2004. The initial public offering price for the Korean offering has been determined by Dongwon Securities, the representative for the Korean underwriters, in consultation with us.

The ADSs offered in this offering have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol “LPL” and we have applied to list our common stock on the Korea Stock Exchange under the code “034220.” In order to meet one of the requirements for listing our ADSs on the New York Stock Exchange, the underwriters have undertaken that following this offering there will be at least 5,000 worldwide shareholders of 100 or more shares of common stock (including in the form of ADSs) and at least 2,500,000 publicly held shares of common stock outstanding worldwide with a global market capitalization of at least $500 million.

The ADSs sold in the international offering are expected to be delivered against payment therefor on or about July 22, 2004. You may not be able to sell or otherwise deal in these securities prior to the commencement of trading.

Each of us and the two shareholders, LG Electronics and Philips Electronics, has agreed that, without the prior written consent of the representatives on behalf of the underwriters for the international offering, it will not (and will not announce its intention to), during the period of 180 days (one year in the case of the two shareholders) after the date of the underwriting agreement for the international offering, issue (in the case of us), offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our capital stock, global, American or similar depositary shares representing our capital stock or any securities convertible into or exercisable or exchangeable for, or representing interests in such securities, or other instruments, warrants or options (settled by physical delivery, cash or otherwise) representing or granting interests in such securities (including, in the case of us, rights issues), other than issuance of stock options to purchase up to one million shares of common stock that are granted to our management or board of directors, after prior consultation with the representatives on behalf of the underwriters, on or after the 61st day after the date of the underwriting agreement. In addition, our two shareholders have agreed with each other to a one-year lock-up period from the date when both our common stock and ADSs are listed on the Korea Stock Exchange and the New York Stock Exchange, respectively, for any transfer or acquisition of any of our shares without the prior written consent of the other (except transfers to its affiliates). With respect to the Korean public offering, Korea Stock Exchange listing rules prohibit the largest shareholder of a company intending to list on the Korea Stock Exchange from selling any of its shares of the company for a period of six months from the date of listing. Pursuant to such requirement, LG Electronics and Philips Electronics submitted a written commitment on May 4, 2004, stating that they shall keep in custody their shares with the Korea Securities Depository for six months from the listing date and such shares shall not be withdrawn or transferred unless the Korea Stock Exchange deems it necessary.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock and ADSs. Specifically, the underwriters may over-allot in connection with the international offering, creating a short position in the common stock and ADSs for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock and ADSs, the underwriters may bid for, and purchase, common stock or ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in the international offering, if the syndicate repurchases previously distributed ADSs in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock and ADSs above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

From time to time, some of the underwriters have provided, and may in the future provide, investment banking, underwriter or financial services to us, for which they have received or are expected to receive customary compensation.

LG Investment & Securities Co., Ltd., one of the joint global coordinators, and its subsidiary, LG Securities America Inc., used to be our affiliates. On April 30, 2004, all of the shares of LG Investment & Securities held by certain of our affiliated companies, which amounted to approximately 16.8% of the then outstanding shares of LG Investment & Securities, were sold to a third party. On the same date, two directors of LG Investment & Securities, who were also officers of our affiliated companies, resigned from the board of LG Investment & Securities. On May 4, 2004, LG Corp., the holding company of the LG Group, submitted to the Korean Fair Trade Commission an application for disaffiliation of LG Investment & Securities from the LG Group and, accordingly, from us. The Korean Fair Trade Commission approved and officially confirmed this disaffiliation on May 19, 2004.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The address of LG Securities America Inc. is 120 West 45th Street, Suite 3010, New York, New York 10036. The address of LG Investment & Securities Co., Ltd. is West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, Republic of Korea. The address of Morgan Stanley & Co. Incorporated is 1585 Broadway, New York, New York 10036. The address of Morgan Stanley Dean Witter Asia Limited is 30th Floor, Three Exchange Square, Central, Hong Kong. The address of UBS AG is 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs or shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs or shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, neither the ADSs nor the shares of common stock may be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs or shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia.    This prospectus is not a disclosure document under the Corporations Act, 2001 (Cth), or the “Australian Corporations Act,” and does not purport to include the information required of a disclosure document under the Australian Corporations Act. The offer of ADSs or shares of common stock under this prospectus is only made to persons to whom it is lawful to offer ADSs or shares of common stock without disclosure to investors under Chapter 6D of the Australian Corporations Act.

This prospectus is made available in Australia to wholesale clients within the meaning of section 761G of the Australian Corporations Act. By accepting this offer, the offeree represents that the offeree is such a person and agrees not to sell or offer for sale within Australia any ADS or common stock sold to the offeree within 12 months after their transfer to the offeree under this prospectus.

Belgium.    This prospectus and the related documents are not intended to constitute a public offering in Belgium and should not be construed as such. These documents may not be distributed to the Belgian public. The ADSs or shares of common stock may not be publicly offered for sale in Belgium and no steps may be taken which would constitute or result in a public offering of the ADSs or shares of common stock in Belgium. Purchases should be (a) for a minimum of Euro 250,000 or (b) made in the name and for the own account of institutional investors listed in article 3 of the Royal Decree of July 7, 1999.

Canada.    The ADSs and shares of common stock may not be offered or sold, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof, and any offer or sale of ADSs or shares of common stock in Canada may be made only (a) pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where any exemption from the applicable registered dealer requirements is available; and a dealer who purchases any of the ADSs or shares of common stock should receive a notice stating in substance that, by purchasing such ADSs or shares of common stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such ADSs or shares of common stock in any province or territory of Canada or to, or for the benefit of, any Canadian person in contravention of the securities laws thereof and that any offer or sale of ADSs or common stock in Canada will be made only (a) pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where any exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs or shares of common stock a notice containing substantially the same statement as is contained in this sentence. Each Canadian person to whom a sale or offer of the ADSs or shares of common stock is made will be either furnished with a copy of the then current prospectus, any subsequent amendment to this prospectus, any subsequent prospectus and any medium outlining changes in this prospectus, or informed that such prospectus or material will be made available upon request.

Denmark.    This prospectus has not been filed with or approved by the Danish Securities Council or any other regulatory authority in the Kingdom of Denmark. The ADSs and shares of common stock may not be offered, sold or delivered, directly or indirectly, in Denmark, unless in compliance with Chapter 12 of the Danish Act on Trading in Securities and the Danish Executive Order No. 166 of 13 March 2003 on the First Public Offer of Certain Securities issued under Chapter 12 of the Danish Act on Trading in Securities, as amended from time to time.

France.    This prospectus is not being distributed in the context of a public offer in France within the meaning of Article L.411-1 of the French Monetary and Financial Code, and thus this prospectus has not been and will not be submitted to the Commission des Operations de Bourse for approval in France. The ADSs and shares of common stock may not be offered or sold, directly or indirectly, to the public in France and this prospectus or any other offering material relating to the offer of the ADSs or shares of common stock may not be distributed to the public in France and such offers, sales and distributions will be made in France (i) to qualified investors and/or (ii) to a restricted group of investors, in each case, acting for their own account, all as defined in, and in accordance with, Articles L.411-1 and L.411-2 of the French Monetary and Financial Code and Decree no.98-880 dated 1st October, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus and this prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of the ADSs or shares of common stock for their own account and undertake not to transfer, directly or indirectly, the ADSs or shares of common stock to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L.411-1 and L.411-2 of the French Monetary and Financial Code.

Germany.    This prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act of September 8, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority or any other German governmental authority under the relevant laws. The ADSs and shares of common stock may not be offered or sold in Germany, and no copies of this prospectus or any document relating to the ADSs or shares of common stock may be distributed, directly or indirectly, in Germany except to persons falling within the scope of section 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and no steps which would constitute a public offering of the ADSs and shares of common stock in Germany may be taken.

Hong Kong.    The ADSs and shares of common stock may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32) of Hong Kong. Except as permitted under the securities laws of Hong Kong, no document, invitation or advertisement relating to the ADSs or shares of common stock may be issued in Hong Kong, other than with respect to the ADSs or shares of common stock which are intended to be disposed of to persons outside Hong Kong or except to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Ireland.    Otherwise than in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Acts, 1963 to 2001, the ADSs and shares of common stock may not be offered or sold in Ireland, by means of any document, unless such offer or sale is made to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, and no form of application for ADSs or shares of common stock may be issued in Ireland and no application form for ADSs or shares of common stock may be issued. No offer of ADSs or shares of common stock may be made to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations.

Italy.    The offering of the ADSs or shares of common stock has not been registered with the Commissione Nazionale per le Società e la Borsa, or “CONSOB,” in accordance with Italian securities legislation. The ADSs or shares of common stock in the Republic of Italy will be sold in accordance with all Italian securities, tax and other applicable laws and regulations. The ADSs or shares of common stock may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs or shares of common stock may not be distributed, in the Republic of

Italy unless such offer, sale or delivery of the ADSs or shares of common stock or distribution of copies of this prospectus or other documents relating to the ADSs or shares of common stock in the Republic of Italy is:

•	made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No.385 of September 1, 1993, or Decree No.385, Legislative Decree No.58 of February 24, 1998, CONSOB regulation No.11971 of May 14, 1999 and any other applicable laws and regulations;

•	in compliance with Art.129 of Decree No.385 and the implementing instructions of the Bank of Italy, under which the issue or placement of securities in the Republic of Italy is subject to a prior notification to the Bank of Italy, unless an exemption applies; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy or any other Italian regulatory authority.

Japan.    The ADSs and shares of common stock have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25) of 1948, as amended, or the “SEL,” and disclosure under the SEL has not been and will not be made with respect to the ADSs or shares of common stock. Accordingly, the ADSs or shares of common stock may not be offered, sold or resold, directly and indirectly, in Japan or to or for the benefit of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the SEL and (ii) in compliance with any other laws and regulations of Japan. As used in this paragraph, “resident of Japan” means any person residing in Japan including any corporation or other entity organized under the laws of Japan.

Korea.    The ADSs offered in the international offering have not been registered under the Korean Securities and Exchange Law, and the ADSs acquired in connection with the distribution contemplated hereby may not be offered or sold, directly or indirectly, in Korea or to or for the account of any resident thereof, except otherwise permitted by applicable Korean laws and regulations, including, without limitation, the Korean Securities and Exchange Law and the Foreign Exchange Transaction Law.

Netherlands.    The ADSs or shares of common stock may not, directly or indirectly, be offered, sold, transferred or delivered in or from the Netherlands, whether at their initial distribution or at any time thereafter, and neither this prospectus nor any other document in respect of the global offering may be distributed or circulated in or from the Netherlands, other than to individuals or legal entities, who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment institutions, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

New Zealand.    No offer for subscription for, or advertisement in relation to, any ADS or common stock may be made or distributed to the public in New Zealand; no ADSs or common stock may be acquired with a view to selling it to the public in New Zealand; and no ADS or common stock may be sold or offered for sale to the public in New Zealand within six months after the issue of such ADS (all such conduct to be interpreted in accordance with the Securities Act 1978). Therefore, any such conduct may be entered into only with: (i) persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money, and (ii) any other person who in all the circumstances can properly be regarded as having been selected otherwise than as a member of the public in New Zealand within the meaning of the Securities Act 1978.

Norway.    This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, the ADSs and shares of common stock may not be offered or sold to any persons in Norway in any way that would constitute an offer to the public, other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

Singapore.    This prospectus has not been registered as a prospectus or information memorandum with the Monetary Authority of Singapore. Accordingly, no advertisement may be made offering or calling attention to an offer or intended offer of the ADSs or shares of common stock, and (i) the ADSs and shares of common stock may not be offered or sold, or made the subject of an invitation for subscription or purchase, and (ii) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs or shares of common stock may not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore, in each case of (i) and (ii), other than:

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore, or the “Securities and Futures Act,”

•	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act, or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Sweden.    This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority. Accordingly, the ADSs and shares of common stock may not be offered or sold to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

U.A.E.    The ADSs or shares of common stock may not be offered or sold, directly or indirectly, in the United Arab Emirates, except:

•	in compliance with all applicable laws and regulations of the United Arab Emirates; and

•	through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates.

United Kingdom.    This prospectus has not been approved by an authorized person in the United Kingdom and has not been registered with the Registrar of Companies in the United Kingdom. Prior to the expiry of a period of six months from the latest date of the issuance of ADSs, the ADSs and shares of common stock may not be offered or sold in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities

Regulations 1995, as amended, and where applicable provisions of the Financial Services and Markets Act 2000, or the “FSMA,” must be complied with with respect to anything done in relation to any ADSs or shares of common stock in, from or otherwise involving the United Kingdom. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs or shares of common stock, except in circumstances in which Section 21(1) of the FSMA does not apply to us.

LEGAL MATTERS

Certain legal matters in connection with the offered common stock and ADSs will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton, Hong Kong, our United States counsel, and by Kim & Chang, Seoul, Korea, our Korean counsel. Certain legal matters in connection with the offered common stock and ADSs will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Hong Kong, United States counsel for the underwriters, and by Shin & Kim, Seoul, Korea, Korean counsel for the underwriters. Cleary, Gottlieb, Steen & Hamilton may rely as to all matters of Korean law on the opinion of Kim & Chang. Kim & Chang may rely as to all matters of New York law on the opinion of Cleary, Gottlieb, Steen & Hamilton.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, included in this prospectus have been so included in reliance on the report of Samil PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in accounting and auditing.

The address of Samil PricewaterhouseCoopers is Kukje Center Building, 191 Hangangro 2-ga, Yongsanku, Seoul, Korea 140-702.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

ENFORCEMENT OF CIVIL LIABILITIES

We are a corporation with limited liability organized under the laws of Korea. Substantially all of our directors and officers and certain other persons named in this prospectus reside in Korea, and all or a significant portion of the assets of the directors and officers and certain other persons named in this prospectus and substantially all of our assets are located in Korea. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the shares of our common stock and a registration statement on Form F-6 under the Securities Act with respect to the ADSs. This prospectus, which is part of the F-1 registration statement, does not contain all of the information included in that registration statement and the exhibits thereto. For further information about us, our common stock and the ADSs offered by this prospectus, you should refer to these registration statements and their exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer in each instance to the copy of the contract or other document filed as exhibits to these registration statements. You may read and copy the registration statements, the related exhibits, reports and other information that we filed or will file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. That site is www.sec.gov. Reports and information statements and other information about us may also be inspected at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

LG.Philips LCD Co., Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of LG.Philips LCD Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles, which as described in Note 2, are generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule, Valuation and Qualifying Accounts, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    SAMIL PRICEWATERHOUSECOOPERS

Seoul, Korea

March 23, 2004

      except for Note 20, which is as of May 25, 2004

LG.Philips LCD Co., Ltd.

Consolidated Balance Sheets

December 31, 2002 and 2003

(in millions of Korean Won, and thousands of US dollars, except for share data)	2002		2003		(Note 3) 2003
Assets
Current assets
Cash and cash equivalents	(Won)	70,306	(Won)	504,014	$439,534
Accounts receivable
Trade, net		156,141		613,029	534,603
Due from affiliates		379,266		541,754	472,446
Others, net		4,428		4,984	4,346
Inventories		398,209		335,921	292,946
Deferred income taxes		—		11,617	10,131
Prepaid expense		29,751		23,197	20,229
Prepaid value added tax		20,552		90,085	78,560
Other current assets		20,417		21,695	18,920

Total current assets		1,079,070		2,146,296	1,871,715
Long-term prepaid expenses		32,055		35,063	30,577
Property, plant and equipment, net		3,259,485		3,974,315	3,465,872
Deferred income taxes		156,966		130,654	113,939
Intangibles, net		22,977		29,260	25,517
Other assets		22,590		27,399	23,894

Total assets	(Won)	4,573,143	(Won)	6,342,987	$5,531,514

Liabilities and Stockholders’ Equity
Current liabilities
Short-term borrowings	(Won)	274,067	(Won)	159,189	$138,824
Current portion of long-term debt		—		466,486	406,807
Trade accounts and notes payable
Trade		189,449		305,464	266,385
Due to affiliates		61,943		98,058	85,513
Other accounts payable
Others		283,574		323,714	282,301
Due to affiliates		496,242		699,712	610,196
Accrued expenses		40,136		106,608	92,969
Other current liabilities		44,154		93,019	81,120

Total current liabilities		1,389,565		2,252,250	1,964,115
Long-term debt, net of current portion		1,427,296		1,318,581	1,149,892
Accrued severance benefits, net		16,498		20,965	18,283

Total liabilities		2,833,359		3,591,796	3,132,290

Commitments and contingencies (Note 15)

Stockholders’ equity
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 290 million shares in 2002 and 2003		1,450,000		1,450,000	1,264,498
Retained earnings		290,852		1,297,355	1,131,381
Accumulated other comprehensive income (loss)		(1,068)		3,836	3,345

Total stockholders’ equity		1,739,784		2,751,191	2,399,224

Total liabilities and stockholders’ equity	(Won)	4,573,143	(Won)	6,342,987	$5,531,514

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

Years ended December 31, 2001, 2002 and 2003

(in millions of Korean Won, and thousands of US dollars, except per share amount)	2001		2002		2003		(Note 3) 2003
Sales
Related parties	(Won)	753,313	(Won)	1,795,011	(Won)	2,749,696	$2,397,921
Others		1,584,934		1,771,723		3,348,658	2,920,256

		2,338,247		3,566,734		6,098,354	5,318,177
Cost of sales		2,492,866		3,139,012		4,741,592	4,134,989

Gross profit (loss)		(154,619)		427,722		1,356,762	1,183,188

Selling, general and administrative expenses		111,248		129,045		234,519	204,517

Operating income (loss)		(265,867)		298,677		1,122,243	978,671

Other income (expense)
Interest income		4,902		3,603		6,393	5,575
Interest expense		(78,189)		(62,295)		(83,619)	(72,921)
Foreign exchange gain (loss), net		(22,933)		119,827		15,015	13,094
Others, net		146		6,254		1,045	912

Total other income (expense)		(96,074)		67,389		(61,166)	(53,340)

Income (loss) before income tax expense		(361,941)		366,066		1,061,077	925,331
Income tax expense (benefit)		(66,624)		17,956		54,574	47,592

Net income (loss)	(Won)	(295,317)	(Won)	348,110	(Won)	1,006,503	$877,739

Net income (loss) per common share
Basic	(Won)	(1,018)	(Won)	1,200	(Won)	3,471	$3.03
Diluted	(Won)	(1,018)	(Won)	1,200	(Won)	3,471	$3.03

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2001, 2002 and 2003

	Common Stock			Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean Won)	Shares	Amount
Balance as of December 31, 2000	290,000,000	(Won)	1,450,000	(Won)	417,059	(Won)	264	(Won)	1,867,323

Comprehensive loss :
Net loss					(295,317)				(295,317)
Cumulative translation adjustment							154		154

Total comprehensive loss									(295,163)
Cash dividends					(179,000)				(179,000)

Balance as of December 31, 2001	290,000,000		1,450,000		(57,258)		418		1,393,160

Comprehensive income :
Net income					348,110				348,110
Cumulative translation adjustment							(1,486)		(1,486)

Total comprehensive income									346,624

Balance as of December 31, 2002	290,000,000		1,450,000		290,852		(1,068)		1,739,784

Comprehensive income :
Net income					1,006,503				1,006,503
Cumulative translation adjustment							1,198		1,198
Net unrealized gains on derivative, net of tax							3,706		3,706

Total comprehensive income									1,011,407

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

	Common Stock			Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total
(in thousands of US dollars) (Note 3)	Shares	Amount
Balance as of December 31, 2002	290,000,000		$1,264,498		$253,642		$(931)		$1,517,209

Comprehensive income :
Net income					877,739				877,739
Cumulative translation adjustment							1,044		1,044
Net unrealized gains on derivative, net of tax							3,232		3,232

Total comprehensive income									882,015

Balance as of December 31, 2003	290,000,000		$1,264,498		$1,131,381		$3,345		$2,399,224

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

(in millions of Korean Won, and thousands of US dollars)	2001		2002		2003		(Note 3) 2003
Cash flows from operating activities:
Net income (loss)	(Won)	(295,317)	(Won)	348,110	(Won)	1,006,503	$877,739
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		674,894		948,789		956,997	834,566
Provision for severance benefits		13,217		15,429		19,950	17,398
Foreign exchange loss (gain), net		17,625		(78,871)		3,805	3,318
Amortization of intangible assets		3,298		4,935		5,406	4,714
Loss on extinguishment of long-term debt		7,027		—		1,279	1,115
Loss on disposal of property, plant and equipment		714		2,268		36	31
Amortization of debt issuance cost		1,842		3,969		4,222	3,682
(Increase) decrease in deferred income taxes assets		(71,063)		16,645		11,786	10,278
Others, net		14,578		2,460		16,812	14,661
Change in operating assets and liabilities:
Increase in accounts receivable		(99,830)		(156,185)		(607,480)	(529,764)
Decrease (increase) in inventories		103,106		(146,544)		62,288	54,319
(Increase) decrease in prepaid expense		(4,093)		(17,786)		6,554	5,716
Decrease (increase) in prepaid value added tax		8,069		(13,654)		(69,533)	(60,637)
Decrease (increase) in other current assets		15,778		(3,092)		9,552	8,330
Increase in trade accounts and notes payable		50,750		86,022		152,743	133,202
Increase in other accounts payable		63,088		57,645		14,286	12,458
Increase in accrued expenses		4,326		1,549		66,472	57,968
(Decrease) increase in other current liabilities		(35,270)		(18,335)		10,161	8,860

Net cash provided by operating activities		472,739		1,053,354		1,671,839	1,457,954

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(374,823)		(813,056)		(1,186,909)	(1,035,065)
Purchase from others		(407,286)		(303,885)		(251,321)	(219,169)
Proceeds from sales of property, plant and equipment		2,457		311		3,450	3,009
Acquisition of intangible assets		(2,175)		(176)		(5,204)	(4,538)
Others, net		(21,716)		(9,268)		(12,715)	(11,088)

Net cash used in investing activities		(803,543)		(1,126,074)		(1,452,699)	(1,266,851)

Cash flows from financial activities:
Proceeds from (repayment on) short-term borrowings		98,218		(38,647)		(114,878)	(100,181)
Proceeds from issuance of long-term debt		1,581,109		283,740		832,573	726,060
Repayment of long-term debt		(1,100,500)		(144,242)		(496,072)	(432,608)
Repayment of capital lease obligation		(36,301)		(9,547)		—	—
Payment of debt issuance cost		(11,909)		(915)		(6,846)	(5,970)
Dividends paid		(179,000)		—		—	—

Net cash provided by financing activities		351,617		90,389		214,777	187,301

Effect of exchange rate changes on cash and cash equivalents		—		(107)		(209)	(182)

Net increase in cash and cash equivalents		20,813		17,562		433,708	378,222
Cash and cash equivalents:
Beginning of year		31,931		52,744		70,306	61,312

End of year	(Won)	52,744	(Won)	70,306	(Won)	504,014	$439,534

The accompanying notes are an integral part of these consolidated financial statements.

LG. Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements

December 31, 2001, 2002 and 2003

1.    Organization and Nature of Business

LG.Philips LCD Co., Ltd. is a manufacturer and supplier of Thin Film Transistor Liquid Crystal Displays (“TFT-LCD”) to Original Equipment Manufacturers (“OEMs”) and multinational corporations.

The accompanying consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. (“LPL”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”).

Formation

LG. Philips LCD Co., Ltd. was incorporated in 1985 in the Republic of Korea under the original name of LG Soft, Ltd. and until December 31, 1998 was entirely devoted to the development and marketing of software.

As part of a restructuring of the LG Group of companies, LG Soft, Ltd. changed its name to LG LCD Co., Ltd. in November 1998 and subsequently in December 1998, LG LCD Co., Ltd. acquired the assets and liabilities of the TFT-LCD businesses of LG Electronics Inc. (“LGE”) and LG Semicon Inc. (“LGS”). The transfer of assets and liabilities from LGE to LG LCD Co., Ltd. was recorded at historical book values as LG LCD Co. Ltd. was a 100% owned subsidiary of LGE. The assets and liabilities of LGS were transferred to LG LCD Co. Ltd. at fair value based on an independent valuation.

On July 26th, 1999, Koninklijke Philips Electronics N.V. (“Philips”) and LGE entered into a joint venture agreement. Effective August 27, 1999 LG LCD Co., Ltd. changed its name to LG. Philips LCD Co., Ltd. and on August 31, 1999 LG.Philips LCD Co., Ltd. issued a total of 145,000,000 previously unissued shares of common stock to Philips in exchange for a contribution of approximately (Won)1,127,000 million to LGE and (Won)725,000 directly to the Company.

These transactions resulted in LGE and Philips each owning 50% of the common stock of LG. Philips LCD Co., Ltd.

The principal subsidiaries are as follow:

Subsidiaries	Country of Incorporation	Percentage of Ownership (%)
		2001	2002	2003
LG.Philips LCD America, Inc.	US	100	100	100
LG.Philips LCD Japan Co., Ltd.	Japan	100	100	100
LG.Philips LCD Germany GmbH	Germany	100	100	100
LG.Philips LCD Taiwan Co., Ltd.	Taiwan	100	100	100
LG.Philips LCD Nanjing Co., Ltd.	China	—	100	100
LG.Philips LCD Hong Kong Co., Ltd.	China	—	—	100
LG.Philips LCD Shanghai Co., Ltd.	China	—	—	100

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

2.    Summary of Significant Accounting Policies

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of Consolidation

The consolidated financial statements include the accounts of LG.Philips LCD Co., Ltd. and its majority-owned subsidiaries. All significant intercompany transactions and balances with the consolidated subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. The most significant estimates and assumptions relate to the allowance for uncollectable accounts receivables, warranty accrual, inventory valuation and deferred tax valuation allowance. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

Translation of Foreign Currencies

The financial position and results of operations of the Company’s subsidiary in Nanjing, China are measured using the Chinese Renminbi as its functional currency, the other overseas subsidiaries use the US dollar, and the Korean parent company uses the Korean Won as its functional currency. The financial statements of these subsidiaries are translated to the Korean Won using the current exchange rate method. All the assets and liabilities are translated to the Korean Won at the end-of-period exchange rates. Capital accounts are translated using historical exchange rates. Revenues and expenses are translated using average exchange rates. Translation adjustments arising from differences in exchange rates from period to period are included in the cumulative translation adjustment account in other comprehensive income of stockholders’ equity. Foreign currency transaction gains and losses are included as a component of other income (expense).

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including time deposits and short-term bonds which are readily convertible into known amounts of cash and have an original maturity of three months or less.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts receivable based on the aggregate estimated collectibility of its accounts receivable.

Inventories

Inventories are valued at the lower of cost or market, with cost being determined on the average-cost basis, except for the cost of finished products carried by certain subsidiary companies, which is determined on a moving-average cost basis.

Lease Transactions

Assets leased under capital leases are recorded at cost as property, plant and equipment and depreciated on a straight-line method over their estimated useful lives. In addition, aggregate lease payments are recorded as obligations under capital leases, net of accrued interest as determined by the total lease payments in excess of the cost of the leased machinery and equipment. Accrued interest is amortized over the lease period using the effective-interest rate method.

Tools, furniture and fixtures acquired under operating lease agreements are not included in property, plant and equipment. Rather, the related lease rentals are charged to expense when incurred.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives.

Buildings	20 ~ 40 years
Machinery, equipment and vehicles	4 ~ 8 years
Tools, furniture and fixtures	3 ~ 5 years

Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to expense as incurred.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. Total interest expense incurred amounted to (Won)108,177 million, (Won)71,742 million and (Won)91,524 million for the years ended December 31, 2001, 2002 and 2003, of which, approximately (Won)29,988 million, (Won)9,447 million and (Won)7,905 million was capitalized, respectively.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

Intangible Assets

Intangible assets, comprising intellectual property rights (including patents and technology related to the TFT production process and the like), privileges for the industrial water facility, and purchased software, are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives.

Intellectual property rights	5 ~ 10 years
Privilege for industrial water facilities	10 years
Purchased software	4 years
Others	10 years

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and intangible assets that do not have indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the aggregate undiscounted future cash flows (undiscounted and without interest charges) is less than the carrying value of the asset, an impairment loss is recognized, based on the fair value of the asset.

Accrued Severance Benefits

Employees and directors with one year or more of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. The annual severance benefits expense charged to operations is calculated based on the net change in the accrued severance benefits payable at the balance sheet date, plus the actual payments made during the year.

The contributions to the national pension fund made under the National Pension Plan and the severance insurance deposit are deducted from accrued severance benefit liabilities. Contributed amounts are refunded from the National Pension Plan and the insurance company to employees on their retirement.

Revenue Recognition

Revenues from the sale of the Company’s products are recognized when : i) persuasive evidence of an arrangement exists, ii) delivery has occurred to the customers, iii) the sale price to the customer is fixed or determinable and iv) collectibility is reasonably assured.

The Company generally enters into long-term formal master sales agreements with its significant customers. Under the terms of these agreements, the Company does not offer any form of price protection or a returns policy, however the Company provides basic limited warranties with its products.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

For domestic customers, title transfer of the Company’s product and risk of loss generally occurs on delivery and acceptance at the customers’ premises, at which point revenue is recognized. For overseas customers, the Company dispatches goods by common carrier, whereby risk of loss and the transfer of title to the customer occurs at the point of shipping and these revenues are recognized as the goods are shipped.

Research and Development Costs

Certain costs incurred in connection with the purchase of equipment and facilities used in the Company’s research and development activities are capitalized into property, plant and equipment, to the extent that they have alternative future uses. All other research and development costs are expensed as incurred. The Company has expensed (Won)90,760 million, (Won)117,613 million and (Won)171,387 million during the years ended December 31, 2001, 2002 and 2003, respectively, for research and development costs which are included in cost of sales and selling, general and administrative expenses. These research and development expenses included depreciation cost of equipment and facilities used specifically for research and development activities amounting to (Won)10,718 million, (Won)11,685 million and (Won)8,987 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Shipping and Handling Costs

The Company includes shipping and handling costs in selling, general and administrative costs. Shipping and handling costs for the years ended December 31, 2001, 2002 and 2003, amounted to (Won)18,121 million, (Won)29,412 million and (Won)66,900 million, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 amounted to (Won)3,391 million, (Won)3,656 million and (Won)1,697 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities created by temporary differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are computed on such temporary differences, including available net operating loss carryforwards and tax credits, by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

Investment tax credits are accounted for by the flow-through method whereby they reduce income taxes in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred tax assets, subject to considerations about the need for a valuation allowance, are recognized for the amount carried forward.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

Derivative Financial Instruments

All derivative financial instruments are recognized as either assets or liabilities in the balance sheet at their fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a cash flow hedge.

At the time the company designates a hedging relationship, it defines the method it will use to assess the hedge’s effectiveness in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged.

The Company formally documents all hedging relationships between the derivatives designated as hedges and hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. The Company links all hedges that are designated as cash flow hedges to the specific forecasted transaction. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting.

The derivatives designated as cash flow hedges include foreign exchange forward contracts, which are used for reducing the risk arising from the changes in anticipated cash flow from expected transactions in foreign currency.

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

The derivatives designated for trading comprise cross-currency swap contracts and foreign exchange forward contracts. Such contracts are marked-to-market with changes in value, including premiums paid or received, recognized in other income (expense) as foreign exchange gain (loss).

Deferred Bond Issuance Costs

Costs that are directly related to the issuance of bonds are capitalized and amortized over the term of the debt using the effective interest rate method.

Warranty Reserve

The Company records warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, the Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

Accrued warranty liabilities were as follows as of December 31:

(in millions of Korean Won)	2002		2003
Balance at beginning of year	(Won)	12,903	(Won)	13,285
Accrued warranty reserve		7,919		18,694
Aggregate reduction		(7,537)		(12,199)

Balance at end of year	(Won)	13,285	(Won)	19,780

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying values of cash and cash equivalents, time deposits, trade and notes receivable, short-term borrowings, notes and accounts payable and accrued and other liabilities, approximate fair value, due to their short-term maturities. The Company estimates the fair values of its long-term debt, including the current portion, based on either the market value or the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities. The fair values of derivative instruments are estimated based on market quotations.

Recent Accounting Pronouncements

In June 2001, the FASB issued FAS No. 143, “Accounting for Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement shall be effective for fiscal years beginning after June 15, 2002. The Company adopted FAS No. 143 on January 1, 2003. The adoption of FAS No. 143 did not have a material impact on its consolidated results of operations or financial position.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34”. The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on its consolidated results of operations and financial position as at and for the year ended December 31, 2003.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” EITF Issue No. 00-21 provides guidance on when and how

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect EITF Issue No. 00-21 to have a material impact on its consolidated results of operations or financial position currently evaluating the impact of adopting this guidance.

In January 2003, the FASB, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51”. This interpretation addresses consolidation by business enterprises of variable interest entities which have some characteristics. The Company does not expect FIN 46 to have a material impact on its consolidated results of operations or financial position.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and is effective for all financial instruments entered into or modified after May 31, 2003. The Statement is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires that certain financial instruments be classified as liabilities in statements of financial position. The Statement affects accounting for 1) mandatorily redeemable shares of stock, which the issuing company is obligated to buy back in exchange for cash or other assets, 2) put options and forward purchase contracts involving instruments that do or may require the issuer to buy back some of its shares of stock in exchange for cash or other assets, and 3) instruments that can be settled with shares of stock. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The Company does not currently have any financial instruments with characteristics of both liabilities and equity. Therefore, there is no impact of this statement on the Company’s consolidated financial statements.

3.    United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. These transactions should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won)1,146.7: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on March 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

4.    Accounts Receivable

The following table presents accounts receivable at December 31:

(in millions of Korean Won)	2002		2003
Trade	(Won)	167,078	(Won)	624,668
Due from LG group companies and Philips affiliates		379,266		541,754
Others		4,611		5,377

		550,955		1,171,799
Allowance for doubtful accounts		(11,120)		(12,032)

	(Won)	539,835	(Won)	1,159,767

Trade accounts pledged as collateral related to short-term borrowings as of December 31, 2002 and 2003 amounted to approximately (Won)188,624 million (US$ 112,766 thousand, JPY 5,023,779 thousand and EUR 3,584 thousand), and (Won)117,991 million (US$ 98,795 thousand), respectively.

5.    Inventories

Inventories comprise the following at December 31:

(in millions of Korean Won)	2002		2003
Finished products	(Won)	211,404	(Won)	122,263
Work in process		59,767		88,744
Raw materials		127,038		124,914

	(Won)	398,209	(Won)	335,921

6.    Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the years ended December 31, 2001 and 2002, there were no derivatives designated as cash flow hedges, and during the year ended December 31, 2003, five foreign currency forward contracts were designated as cash flow hedges. For the period ended December 31, 2003, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)4,352 million, were recorded in other comprehensive income. The deferred gains of (Won)4,352 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the year ended December 31, 2001, 2002 and 2003, the Company recorded realized exchange gains of (Won)8,440 million, (Won)37,446 million and (Won)40,978 million and realized exchange losses of (Won)15,970 million, (Won)7,753 million and (Won)16,648 million, respectively, on derivative contracts designated for trading upon settlement.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

In addition, for the year ended December 31, 2001, 2002 and 2003, the Company recorded unrealized gains of (Won)239 million, (Won)11,289 million and (Won)9,314 million and unrealized losses of (Won)17,372 million, (Won)125 million and (Won)10,662 million, respectively, relating to these derivative contracts designated for trading.

7.    Property, Plant and Equipment

Property, plant and equipment comprise the following at December 31 :

(in millions of Korean Won)	2002		2003
Land	(Won)	79,887	(Won)	87,130
Buildings		728,789		826,063
Machinery, equipment and vehicles		4,036,262		5,404,314
Tools, furniture and fixtures		201,330		258,647
Machinery-in-transit		394,527		30,523
Construction-in-progress		554,969		992,661

		5,995,764		7,599,338
Accumulated depreciation		(2,736,279)		(3,625,023)

Property, plant and equipment, net	(Won)	3,259,485	(Won)	3,974,315

Operating Leases

Rental expenses of certain machinery and equipment held under operating leases for the years ended December 31, 2001, 2002 and 2003 were (Won)1,142 million, (Won)780 million and (Won)673 million, respectively. The minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2003 are as follows:

(in millions of Korean Won)
For the years ended December 31,
2004	(Won)	529
2005		273
2006		53
2007		6
2008		1

Total minimum future rentals	(Won)	862

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

8.    Intangible Assets

Intangible assets comprised the following at December 31:

	2002
(In millions of Korean Won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	19,856	(Won)	9,651	(Won)	3,838	(Won)	518	(Won)	33,863
Accumulated amortization		(5,860)		(3,573)		(1,063)		(390)		(10,886)

Intangible assets, net	(Won)	13,996	(Won)	6,078	(Won)	2,775	(Won)	128	(Won)	22,977

	2003
(In millions of Korean Won)	Intellectual property rights		Purchased Software		Privileges for industrial water facilities		Others		Total
Acquisition cost	(Won)	24,641	(Won)	14,384	(Won)	5,844	(Won)	683	(Won)	45,552
Accumulated amortization		(7,937)		(6,243)		(1,557)		(555)		(16,292)

Intangible assets, net	(Won)	16,704	(Won)	8,141	(Won)	4,287	(Won)	128	(Won)	29,260

Amortization expense for the years ended December 31, 2001, 2002 and 2003 amounted to (Won)3,298 million (Won)4,935 million and (Won)5,406 million, respectively.

The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

(in millions of Korean Won)
For the years ended December 31,
2004	(Won)	6,678
2005		5,463
2006		4,247
2007		4,008
2008		3,064

9.    Short-Term Borrowings

Short-term borrowings comprise the following at December 31:

(in millions of Korean Won)	2002		2003
Loans, principally from banks:
with weighted-average interest rate of 2.02%	(Won)	274,067	(Won)	—
with weighted-average interest rate of 1.19%		—		159,189

	(Won)	274,067	(Won)	159,189

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

10.    Long-Term Debt

Long-term debt comprise the following at December 31:

(in millions of Korean Won)	2002		2003
Won denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2006 to 2008 with interest rate of 5.9% per annum	(Won)	—	(Won)	58,700
Unsecured bond with interest ranging from 5.0 % to 7.0%, due 2004 to 2008, net of unamortized discount		774,006		1,026,367

		774,006		1,085,067

U.S. Dollar denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2008 with interest rate ranging from 1.6%~1.9 % per annum		—		40,647
Unsecured loans, representing obligations principally to banks:
Due 2005 to 2006 with interest rate of 3M Libor+1.2% per annum		—		41,801
Unsecured bond with interest rate of 6M Libor +1.1%, due 2004, net of unamortized discount		653,290		167,202
Unsecured bond with interest rate of 3M Libor+1.2%, due 2005 to 2006		—		241,249
Unsecured Term Notes with interest rate of 3M Libor+1.2%, due 2005 to 2006		—		194,671

		653,290		685,570

Chinese Renminbi denominated Loans :
Unsecured loans, representing obligations principally to banks:
Due 2008 with interest rate of 5.0 % per annum		—		14,430

Less : Current portion		—		(466,486)

	(Won)	1,427,296	(Won)	1,318,581

Unsecured long-term debts are subject to various restrictive covenants. Typically, these covenants include restrictions on the debt to equity ratio, debt coverage ratio, interest coverage ratio, total debt limits, earnings before interest, tax and depreciation requirements and other similar financial ratios. The Company was in compliance with these financial covenants during all periods presented.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

The aggregate annual maturities of long-term debt outstanding as of December 31, 2003 were as follows:

(in millions of Korean Won)	Won denominated Loans		US Dollar denominated Loans		Chinese Renminbi dominated Loans		Total
For the years ending December 31,
2005	(Won)	—	(Won)	245,672	(Won)	—	(Won)	245,672
2006		208,452		252,405		—		460,857
2007		311,470		19,396		—		330,866
2008		265,861		895		14,430		281,186

	(Won)	785,783	(Won)	518,368	(Won)	14,430	(Won)	1,318,581

11.     Accrued Severance Benefits

Accrued severance benefits were as follows as of December 31:

(in millions of Korean Won)	2002		2003
Balance at beginning of year	(Won)	31,617	(Won)	43,532
Provisions for severance benefits		15,429		21,544
Transferred from affiliated companies		282		1,680
Actual severance payments		(3,796)		(10,198)

		43,532		56,558

Cumulative Deposits to National Pension Fund		(959)		(813)
Balance of the severance insurance deposits		(26,075)		(34,780)

Balance at end of year	(Won)	16,498	(Won)	20,965

The severance benefits are funded approximately 60% and 61% as of December 31, 2002 and 2003, through severance insurance deposits for the payment of severance benefits, and the account is deducted from accrued severance benefit liabilities. The beneficiaries of the severance insurance deposit are the Company’s employees.

Severance insurance deposits comprise cash deposits placed with Kyobo Life Insurance Co., Ltd. and Lucky Life Insurance Co., Ltd. for the years ended December 31, 2002 and 2003, and these deposits accumulated interest at an average rate of 6.3% and 4.8%, for Kyobo Life Insurance Co., Ltd. and 6.3% and 4.4%, for Lucky Life Insurance Co., Ltd. for the years ended December 31, 2002 and 2003, respectively. In 2003, besides the two insurance companies, the Company deposited a certain portion of severance deposit to Daehan Life Insurance Co, Ltd., which accrued interest at an average rate of 4.8%.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

12.    Income Taxes

Income (loss) before income taxes and tax provision (benefits) comprises the following :

(in millions of Korean Won)	2001		2002		2003
Income (loss) before income taxes :
Domestic	(Won)	(368,018)	(Won)	360,083	(Won)	1,051,579
Foreign subsidiaries		6,077		5,983		9,498

	(Won)	(361,941)	(Won)	366,066	(Won)	1,061,077

Income taxes-Current :
Domestic	(Won)	2,630	(Won)	—	(Won)	40,238
Foreign subsidiaries		1,808		1,312		3,196

		4,438		1,312		43,434

Income taxes-Deferred :
Domestic		(69,892)		15,285		12,022
Foreign subsidiaries		(1,170)		1,359		(882)

		(71,062)		16,644		11,140

Total income taxes	(Won)	(66,624)	(Won)	17,956	(Won)	54,574

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2002 and 2003 are as follows:

(in millions of Korean Won)	2002		2003
Current deferred income tax asset (liabilities)
Accounts receivable	(Won)	(9,104)	(Won)	5,701
Inventories		5,931		7,809
Others		264		(1,247)

Net deferred income tax assets (liabilities), including other comprehensive income related deferred tax asset		(2,909)		12,263
Less : Other comprehensive income related deferred tax assets		—		(646)

Current deferred income tax asset (liabilities)	(Won)	(2,909)	(Won)	11,617

Non-Current
Intangible asset	(Won)	42,580	(Won)	34,462
Tax credit carryforward		83,774		92,514
Net operating loss carryforwards		24,320		—
Long term loan and debenture		—		(1,768)
Others		6,292		5,446

Non-Current deferred income tax asset	(Won)	156,966	(Won)	130,654

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

As of December 31, 2003, the Company has available unused investment tax credits of (Won)92,514 million, which may be applied against future income tax amounts through 2007.

Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the period during which the temporary differences reverse, the outlook for the Korean economic environment, and the overall future industry outlook. Management periodically considers these factors in reaching its conclusion, and has determined that no valuation allowance was required as of December 31, 2002 and 2003.

Under the Foreign Investment Promotion Act of Korea, from September 1999, the Company is entitled to an exemption from income taxes in proportion to the percentage of foreign equity for seven years following the registration of each foreign equity investment, and at one-half of that percentage for the subsequent three years through 2008.

Aggregate tax benefits and tax effect per share from tax exemption for the years ended December 31, 2001, 2002 and 2003 are as follows:

(in millions, except for per share amount)	2001(*)		2002		2003
Benefit (loss) from tax exemption	(Won)	(55,739)	(Won)	54,361	(Won)	153,587
Weighted-average number of common shares outstanding		290		290		290

Effect per share (Korean Won)	(Won)	(192)	(Won)	187	(Won)	529

(*)	There is no benefit from tax exemption due to no taxable income in 2001,

The statutory income tax rate, including tax surcharges, applicable to the Company was approximately 30.8% in 2001. The statutory income tax rate was amended to 29.7% effective for fiscal years beginning January 1, 2002 in accordance with the Corporate Income Tax Law enacted in December 2001. Accordingly, deferred income taxes as of December 31, 2002 and 2001 were calculated based on the enacted rate of 29.7%. In December 2003 the statutory income tax rate was further amended to 27.5% effective for fiscal years beginning January 1, 2005. Therefore, deferred income taxes as of December 31, 2003 were calculated considering the change of effective tax rate beginning January 1, 2005.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

Taxes are calculated for each individual entity in the group. As a result, losses incurred by subsidiaries cannot be offset against profits earned by the parent company. Taxes on the operating profit differ from the theoretical amount that would arise at the statutory tax rate of the home country of the parent for the years ended December 31, 2001, 2002 and 2003 as follows:

(in millions of Korean Won)	2001		2002		2003
Taxes at Korean statutory tax rate	(Won)	(111,478)	(Won)	108,721	(Won)	315,140
Income tax exemption		55,739		(54,361)		(153,587)
Income tax credits		(18,149)		(38,793)		(109,706)
Foreign tax differential		(297)		1,782		376
Nondeductible items		5,170		299		277
Change in statutory tax rate		2,070		—		1,610
Others		321		308		464

Total income tax provision (benefit)	(Won)	(66,624)	(Won)	17,956	(Won)	54,574

13.    Stockholder’s Equity

Common Stock

The authorized share capital of the Company is 400,000,000 shares of common stock with par value of (Won)5,000 as of December 31, 2002 and 2003. The issued and outstanding capital stock is 290,000,000 shares of common stock as of December 31, 2002 and 2003.

Dividends

On March 21, 2001, the Company’s stockholders declared a cash dividend of (Won)179,000 million to stockholders ((Won)617 per share) for the year ended December 31, 2000.

Retained Earnings

Retained earnings consist of the following as of December 31:

(in millions of Korean Won)	2002		2003
Appropriated retained earnings:
Legal reserve	(Won)	60,086	(Won)	60,086
Reserve for business rationalization		—		—
Unappropriated retained earnings :		230,766		1,237,269

	(Won)	290,852	(Won)	1,297,355

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve an amount equal to a minimum of 10% of its cash dividends until such reserve equals 50% of its capital stock. The reserve is not available for dividends but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

Pursuant to the Special Tax Treatment Control Law, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company’s board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company’s stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law was amended and this reserve is available for payment of cash dividends

14.    Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year.

Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period. The Company does not have any potentially dilutive common shares. Therefore, earnings per share is same as diluted earnings per share.

Earnings per share for the years ended December 31, 2001, 2002 and 2003 is calculated as follows:

(In millions, except for per share amount)	2001		2002		2003
Net income as reported on the income statements	(Won)	(295,317)	(Won)	348,110	(Won)	1,006,503
Weighted-average number of common shares outstanding		290		290		290

Earnings per share	(Won)	(1,018)	(Won)	1,200	(Won)	3,471

15.    Commitments and Contingencies

The Company is subject to several legal proceedings and claims arising in the ordinary course of business. In August 2002, the Company filed a complaint against Chunghwa Picture Tubes, Tatung Company and Tatung Co. of America, alleging patent infringement relating to liquid crystal displays and the manufacturing process for TFD-LCDs. Subsequently the Company filed a complaint against customers of Chunghwa Picture Tubes, including ViewSonic Corp., Jeans Co, Lite-On Technology Corp., Lite-On Technology International, Inc., TpV Technology and Invision Peripheral Inc. The Company’s management does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

During 2001 and 2002, the Company reached an agreement to settle an outstanding lawsuit, relating to the misuse of one of the Company’s patents, resulting in the recognition of a gain of (Won)2,305 million and (Won)4,647 million, respectively.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

The Company sells a significant portion of products based on non-binding long-term supply agreements to LGE and Philips, who are currently the only shareholders of the Company. These agreements are for three-year terms, with automatic renewals. The current agreement expires in 2004.

The Company has entered into bank overdraft agreements with various banks amounting to (Won)57,305 million and has entered into a Standby Term Loan Agreement with Woori Bank and Hana Bank amounting to (Won)500,000 million, at December 31, 2003. The Company has a zero balance of these facilities at December 31, 2003.

LG. Philips LCD America Co., Ltd. has entered into a local credit agreement, up to US$20 million with a bank. A certain portion of LG. Philips LCD America Co., Ltd.’s accounts receivable and inventories are pledged as collateral relating to this agreement. LG. Philips LCD Japan Co., Ltd. and LG. Philips LCD Co., Ltd. are provided with repayment guarantees from UFJ Bank and ABN AMRO Bank amounting to JP¥800 million and GBP2.2 million, respectively, relating to their local tax payments.

As of December 31, 2003, in relation to its TFT-LCD business, the Company has technical license agreements with Semiconductor Energy Laboratory Co., Ltd. and others. The licensing agreements generally require royalty payments based on a specific percentage of sales. Costs are accrued by the Company as the sales of the specified products are made. Royalty expenses charged to cost of sales under these licensing agreements totaled (Won)6,403 million in 2001, (Won)23,483 million and (Won)38,969 million in the year ended December 31, 2001, 2002 and 2003, respectively.

16.    Fair Value of Financial Instruments

The estimated fair values of the Company’s other financial instruments are as follows:

	2002
(in millions of Korean Won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	1,427,296	(Won)	1,452,143
Derivative instruments		12,997		11,165		11,165

	2003
(in millions of Korean Won)	Notional amount		Carrying amount		Estimated fair value
Long-term debt including the current portion	(Won)	—	(Won)	1,785,067	(Won)	1,698,579
Derivative instruments		3,165		3,004		3,004

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

17.    Related Party Transactions

In the normal course of business, the Company purchases raw materials from, and sells its products to, shareholder companies and other companies within the LG Group. Such transactions and the related accounts receivable and payable, excluding consolidated subsidiaries, as of December 31, 2001, 2002 and 2003 are summarized as follows:

	2001
(in millions of Korean Won)	Sales		Purchases(*)
LG Electronics Inc.	(Won)	367,174	(Won)	28,303
Philips affiliates		133,280		5,461
LG Engineering & Construction Corp.		—		326,994
LG Chem Ltd.		—		57,801
LG International Japan Ltd.		157,119		226,537
LG International Singapore Ltd.		11,553		—
LG International HK Ltd.		82,443		—
LG Micron Ltd.		—		2,567
Others		1,744		44,738

2001 Total	(Won)	753,313	(Won)	692,401

	2002
(in millions of Korean Won)	Sales		Purchases(*)		Receivables		Payables(**)
LG Electronics Inc.	(Won)	495,904	(Won)	54,931	(Won)	78,750	(Won)	16,297
Philips affiliates		140,534		25,433		19,586		1,605
LG Engineering & Construction Corp.		—		230,097		—		214,793
LG Chem Ltd.		—		108,694		—		12,932
LG International Japan Ltd.		409,971		623,618		70,829		208,187
LG International HK Ltd.		457,112		—		151,175		2
LG MRO Co., Ltd.		195,382		8,347		29,251		3,237
LG International Singapore Ltd.		96,108		—		29,675		—
LG International America, Inc.		—		116,762		—		60,348
LG Micron Ltd.		—		28,872		—		13,646
Others		—		117,994		—		27,138

2002 Total	(Won)	1,795,011	(Won)	1,314,748	(Won)	379,266	(Won)	558,185

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

	2003
(in millions of Korean Won)	Sales		Purchases(*)		Receivables		Payables(**)
LG Electronics Inc.	(Won)	1,408,956	(Won)	66,013	(Won)	265,494	(Won)	23,185
Philips affiliates		603,603		37,144		167,355		1,926
LG Engineering & Construction Corp.		—		733,966		—		509,510
LG Chem Ltd.		—		243,764		—		31,710
LG International Japan Ltd.		247,619		714,648		43,131		125,152
LG International HK Ltd.		190,602		—		10,834		—
LG International America, Inc.		—		53,573		—		9,513
LG International Singapore Ltd.		171,391		—		50,168		—
LG MRO Co., Ltd.		118,689		31,595		—		8,847
LG Micron Ltd.		—		62,077		—		25,593
LG CNS Co., Ltd.		—		51,220		—		17,127
Others		8,836		144,351		4,772		45,207

2003 Total	(Won)	2,749,696	(Won)	2,138,351	(Won)	541,754	(Won)	797,770

(*)	Includes purchases of property, plant and equipment.
(**)	Includes advances received.

18.    Segment Information

The Company operates in one business segment, the manufacture and sale of TFT-LCDs.

The following is a summary of operations by country based on the location of the customer as of and for the years ended December 31, 2001, 2002 and 2003. Property, plant and equipment is based on the location of the equipment.

By Geography

(in millions of Korean Won)	2001		2002		2003
Revenue from external customers:
Republic of Korea	(Won)	499,674	(Won)	657,302	(Won)	977,916
Asia		1,439,858		2,248,357		3,769,626
America		292,306		425,299		576,846
Europe		101,872		204,862		751,889
Others		4,537		30,914		22,077

Total	(Won)	2,338,247	(Won)	3,566,734		6,098,354

Property, Plant, and Equipment:
Republic of Korea			(Won)	3,236,104	(Won)	3,901,337
Asia				23,096		72,710
Others				285		268

Total			(Won)	3,259,485	(Won)	3,974,315

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements—(Continued)

December 31, 2001, 2002 and 2003

During the years ended December 31, 2001, 2002 and 2003, the Company’s revenue from its three largest customers accounted for 35.5%, 34.8%, and 41.1% of total revenue respectively. Sales to A Company constituted for 13.7%, 12.4% and 13.4% of total revenue, for the years ended December 31, 2001, 2002 and 2003, respectively. The Company purchases a number of components from various sources. In some cases, alternative sources of supply are not available. In other cases, the Company may establish a working relationship with a single source, even when multiple suppliers are available, if the Company believes it is advantageous to do so due to performance, quality, support, delivery, capacity or price considerations. If the supply of a critical material or component were delayed or curtailed, the Company’s ability to ship the related product in desired quantities and in a timely manner could be adversely affected. Even where alternative sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could affect operating results adversely.

The following is a summary of revenue by product for the years ended December 31, 2001, 2002 and 2003.

By Product

(in millions of Korean Won)	2001		2002		2003
Panels for:
Notebook computers	(Won)	1,003,528	(Won)	1,286,890	(Won)	1,738,994
Desktop monitors		1,210,788		2,026,597		3,517,491
TFT-LCD televisions		9,953		135,682		685,925
Others		113,978		117,565		155,944

Total	(Won)	2,338,247	(Won)	3,566,734	(Won)	6,098,354

19.    Supplemental Cash Flows Information

Supplemental cash flows information for the years ended December 31, 2001, 2002 and 2003 is as follows:

(in millions of Korean Won)	2001		2002		2003
Cash paid during the year for:
Interest	(Won)	93,301	(Won)	69,651	(Won)	75,970
Income taxes		1,363		1,441		2,827
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment		485,282		653,421		882,839

20.    Subsequent events

On March 19, 2004, at the Annual General Meeting, stockholders approved a stock split on a 2:1 basis which became effective on May 25, 2004. These financial statements retroactively reflect the impact of the stock split.

LG.Philips LCD Co., Ltd.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

VALUATION AND QUALIFYING ACCOUNTS

(in millions of Korean Won)	Balance at beginning of period		Charged to bad debt expenses		Write-offs charged to allowance		Balance at end of period
Year ended December 31, 2001:
Allowance for doubtful accounts	(Won)	4,596	(Won)	1,611	(Won)	(—)	(Won)	6,207

Year ended December 31, 2002:
Allowance for doubtful accounts	(Won)	6,207	(Won)	4,913	(Won)	(—)	(Won)	11,120

Year ended December 31, 2003:
Allowance for doubtful accounts	(Won)	11,120	(Won)	974	(Won)	(62)	(Won)	12,032

	Balance at beginning of period		Additions		Deductions		Balance at end of period
Year ended December 31, 2001:
Reserve for warranty liabilities	(Won)	10,268	(Won)	10,230	(Won)	(7,595)	(Won)	12,903

Year ended December 31, 2002:
Reserve for warranty liabilities	(Won)	12,903	(Won)	7,919	(Won)	(7,537)	(Won)	13,285

Year ended December 31, 2003:
Reserve for warranty liabilities	(Won)	13,285	(Won)	18,694	(Won)	(12,199)	(Won)	19,780

LG.PHILIPS LCD CO., LTD.

Consolidated Balance Sheets

(Unaudited)

(in millions of Korean Won and thousands of US dollars, except for share data)	December 31, 2003		March 31, 2004		(Note 2) March 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	(Won)	504,014	(Won)	542,257	$472,885
Accounts receivable, net
Trade, net		613,029		709,289	618,548
Due from affiliates		541,754		537,435	468,680
Others, net		4,984		8,064	7,032
Inventories		335,921		377,419	329,135
Deferred income taxes		11,617		22,817	19,898
Prepaid expense		23,197		19,022	16,589
Prepaid value added tax		90,085		72,910	63,582
Other current assets		21,695		72,037	62,821

Total current assets		2,146,296		2,361,250	2,059,170
Long-term prepaid expenses		35,063		37,213	32,452
Property, plant and equipment, net		3,974,315		4,612,781	4,022,657
Deferred income taxes		130,654		92,725	80,863
Intangibles, net		29,260		27,610	24,078
Other assets		27,399		27,363	23,862

Total assets	(Won)	6,342,987	(Won)	7,158,942	$6,243,082

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	(Won)	159,189	(Won)	110,082	$95,999
Current portion of long-term debt		466,486		460,765	401,818
Trade accounts and notes payable
Trade		305,464		308,547	269,073
Due to affiliates		98,058		93,787	81,789
Other accounts payable
Others		323,714		547,326	477,306
Due to affiliates		699,712		660,605	576,092
Accrued expenses		106,608		54,144	47,217
Income taxes payables		41,406		49,275	42,971
Other current liabilities		51,613		75,830	66,129

Total current liabilities		2,252,250		2,360,361	2,058,394
Long-term debt, net of current portion		1,318,581		1,359,359	1,185,453
Accrued severance benefits, net		20,965		28,525	24,876

Total liabilities		3,591,796		3,748,245	3,268,723

Commitments and contingencies
Stockholders’ equity:
Capital stock
Common stock : (Won)5,000 par value; authorized 400 million shares; issued and outstanding 290 million shares		1,450,000		1,450,000	1,264,498
Retained earnings		1,297,355		1,937,022	1,689,214
Accumulated other comprehensive income		3,836		23,675	20,647

Total stockholders’ equity		2,751,191		3,410,697	2,974,359

Total liabilities and stockholders’ equity	(Won)	6,342,987	(Won)	7,158,942	$6,243,082

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Income

(Unaudited)

	For the three month periods ended March 31,
(in millions of Korean Won and thousands of US dollars, except per share amount)	2003		2004		2004 (Note 2)
Sales
Related parties	(Won)	535,340	(Won)	875,755	$763,718
Others		449,644		1,312,258	1,144,378

		984,984		2,188,013	1,908,096
Cost of sales		889,075		1,411,656	1,231,060

Gross profit		95,909		776,357	677,036

Selling, general and administrative expenses		40,103		68,801	59,999

Operating income		55,806		707,556	617,037

Other income (expense)
Interest income		763		3,936	3,433
Interest expense		(16,884)		(17,332)	(15,115)
Foreign exchange gain, net		(75,077)		(3,731)	(3,254)
Others, net		305		550	480

Total other income (expense)		(90,893)		(16,577)	(14,456)

Income (loss) before income taxes		(35,087)		690,979	602,581
Provision for income taxes (benefit)		(3,691)		51,312	44,748

Net income (loss)	(Won)	(31,396)	(Won)	639,667	$557,833

Net income (loss) per common share
Basic	(Won)	(108)	(Won)	2,206	$1.92
Diluted	(Won)	(108)	(Won)	2,206	$1.92

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Changes in Stockholders’ Equity

(Unaudited)

	Common Stock			Retained Earnings (Deficit)		Accumulated Other Comprehensive Income (Loss)		Total
(in millions of Korean Won)	Shares	Amount
Balance as of December 31, 2002	290,000,000	(Won)	1,450,000	(Won)	290,852	(Won)	(1,068)	(Won)	1,739,784

Comprehensive loss :
Net loss					(31,396)				(31,396)
Cumulative translation adjustment							3,166		3,166

Total comprehensive loss									(28,230)

Balance as of March 31, 2003	290,000,000	(Won)	1,450,000	(Won)	259,456	(Won)	2,098	(Won)	1,711,554

Balance as of December 31, 2003	290,000,000	(Won)	1,450,000	(Won)	1,297,355	(Won)	3,836	(Won)	2,751,191

Comprehensive income :
Net income					639,667				639,667
Cumulative translation adjustment							(2,514)		(2,514)
Net unrealized gains on derivative, net of tax							22,353		22,353

Total comprehensive income									659,506

Balance as of March 31, 2004	290,000,000	(Won)	1,450,000	(Won)	1,937,022	(Won)	23,675	(Won)	3,410,697

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(in thousands of US dollars) (Note 2)	Shares	Amount
Balance as of December 31, 2003	290,000,000	$1,264,498	$1,131,381	$3,346	$2,399,225

Comprehensive income :
Net income			557,833		557,833
Cumulative translation adjustment				(2,192)	(2,192)
Net unrealized gains on derivative, net of tax				19,493	19,493

Total comprehensive income					575,134

Balance as of March 31, 2004	290,000,000	$1,264,498	$1,689,214	$20,647	$2,974,359

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	For the three month periods ended March 31,
(in millions of Korean Won and thousands of US dollars)	2003		2004		2004 (Note 2)

Cash flows from operating activities:
Net income (loss)	(Won)	(31,396)	(Won)	639,667	$557,833
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation		189,762		269,754	235,244
Provision for severance benefits		4,584		9,090	7,927
Foreign exchange loss (gain), net		75,775		(7,868)	(6,861)
Amortization of intangible assets		1,202		1,650	1,439
Gain on disposal of property, plant and equipment, net		(825)		(104)	(91)
Amortization of debt issuance cost		1,060		1,158	1,010
(Increase) decrease in deferred income taxes assets, net		(5,178)		26,729	23,310
Others, net		5,086		(574)	(501)
Change in operating assets and liabilities:
Increase in accounts receivable		(220,939)		(112,165)	(97,815)
Decrease (increase) in inventories		10,741		(41,498)	(36,189)
Decrease in other current assets		413		18,023	15,717
Decrease (increase) in trade accounts and notes payable		11,697		(6,037)	(5,265)
Decrease in other accounts payable		26,116		4,815	4,199
Decrease in accrued expenses		(11,890)		(52,464)	(45,752)
(Decrease) increase in other current liabilities		(14,632)		8,533	7,441

Net cash provided by operating activities		41,576		758,709	661,646

Cash flows from investing activities:
Purchase of property, plant and equipment
Purchase from related parties		(93,999)		(536,296)	(467,686)
Purchase from others		(181,072)		(209,036)	(182,294)
Proceeds from sales of property, plant and equipment		1,409		14,879	12,976
Others, net		(2,053)		52	45

Net cash used in investing activities		(275,715)		(730,401)	(636,959)

Cash flows from financing activities:
Proceeds from (repayment on) short-term borrowings		250,352		(49,107)	(42,825)
Proceeds from issuance of long-term debt		13,129		59,100	51,540

Net cash provided by financing activities		263,481		9,993	8,715

Effect of exchange rate changes on cash and cash equivalents		119		(58)	(51)

Net increase in cash and cash equivalents		29,461		38,243	33,351
Cash and cash equivalents:
Beginning of period		70,306		504,014	439,534

End of period	(Won)	99,767	(Won)	542,257	$472,885

The accompanying notes are an integral part of these consolidated financial statements.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)

March 31, 2003 and 2004

1.    Basis of presentation

The accompanying unaudited interim consolidated financial statements of LG.Philips LCD Co., Ltd. (“LPL”) and its consolidated subsidiaries (hereinafter collectively referred to as the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information and, accordingly, do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2003. The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

2.    United States dollar amounts

The Company operates primarily in Korea and its financial accounting records are maintained in Korean Won. The US dollar amounts are provided herein as supplementary information solely for the convenience of the reader. Korean Won amounts are expressed in US dollars at the rate of (Won) 1,146.7: US$1, the US Federal Reserve Bank of New York noon buying exchange rate in effect on March 31, 2004. The US dollar amounts are unaudited and are not presented in accordance with generally accepted accounting principles in either Korea or the United States of America, and should not be construed as a representation that the Korean Won amounts shown could be converted, realized or settled in US dollars at this or any other rate.

3.    Recent Accounting Pronouncements

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company adopted EITF Issue No. 00-21 on July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on its consolidated results of operations or financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51.” This interpretation addresses consolidation by business enterprises of variable interest entities which have certain characteristics. The Company does not expect FIN 46 to have a material impact on its consolidated results of operations or financial position.

On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 modifies the

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2003 and 2004

accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and is effective for all financial instruments entered into or modified after May 31, 2003. The Statement is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 requires that certain financial instruments be classified as liabilities in statements of financial position. The Statement affects accounting for 1) mandatorily redeemable shares of stock, which the issuing company is obligated to buy back in exchange for cash or other assets, 2) put options and forward purchase contracts involving instruments that do or may require the issuer to buy back some of its shares of stock in exchange for cash or other assets, and 3) instruments that can be settled with shares of stock. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. The Company does not currently have any financial instruments with characteristics of both liabilities and equity. Therefore, there is no impact of this statement on the Company’s consolidated financial statements.

4.    Inventories

Inventories at December 31, 2003 and March 31, 2004 comprise the following:

(in millions of Korean Won)	December 31, 2003		March 31, 2004
Finished products	(Won)	122,263	(Won)	151,849
Work in process		88,744		112,652
Raw materials		124,914		112,918

	(Won)	335,921	(Won)	377,419

5.    Derivative Instruments and Hedging Activities

Derivatives for cash flow hedge

During the three month period ended March 31, 2003, there were no derivatives designated as cash flow hedges, and during the period from April 1, 2003 to December 31, 2003, five foreign currency forward contracts were designated as cash flow hedges. For the three month period ended March 31, 2004, these cash flow hedges were fully effective and changes in the fair value of the derivatives, of (Won)26,252 million, were recorded in other comprehensive income. The deferred gains of (Won)30,604 million for derivatives designated as cash flow hedges are expected to be reclassified into earnings within the next twelve months.

Derivatives for trading

For the three month periods ended March 31, 2003 and 2004, the Company recorded realized exchange gains of (Won)150 million and (Won)4,180 million and realized exchange losses of (Won)1,041 million and (Won)968 million, respectively, on derivative contracts designated for trading upon settlement.

In addition, for the three month periods ended March 31, 2003 and 2004, the Company recorded unrealized gains of (Won)0 million and (Won)28,007 million and unrealized losses of (Won)13,235 million and (Won)22,023 million, respectively, relating to these derivative contracts designated for trading.

LG.Philips LCD Co., Ltd.

Notes to Consolidated Financial Statements (Unaudited)—(Continued)

March 31, 2003 and 2004

6.    Earnings Per Share

Earnings per share for the three month periods ended March 31, 2003 and 2004 is calculated as follows:

(in millions of Korean Won, except for per share data)	2003		2004
Net income as reported on the income statements	(Won)	(31,396)	(Won)	639,667
Weighted-average number of common shares outstanding		290		290

Earnings per share	(Won)	(108)	(Won)	2,206

7.    Supplemental Cash Flows Information

Supplemental cash flows information for the three month periods ended March 31, 2003 and 2004 is as follows:

(in millions of Korean Won)	2003		2004
Non-cash investing and financing activities:
Other accounts payable arising from the purchase of property, plant and equipment	(Won)	871,692	(Won)	1,060,503